Filed Pursuant to Rule 424(b)(4)
Registration No. 333-196375

PROSPECTUS

3,000,000 Shares

SPARK ENERGY, INC.

CLASS A COMMON STOCK

This is the initial public offering of our Class A common stock, par value $0.01 per share. We are selling 3,000,000 shares of Class A common stock in this offering.

Prior to this offering, there has been no public market for our Class A common stock. Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SPKE.”

We have granted the underwriters an option to purchase from us up to 450,000 additional shares of Class A common stock.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Prospectus Summary—Emerging Growth Company Status.”

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile. See “Risk Factors.”

Investing in our Class A common stock involves risks. See “Risk Factors” on page 25.

	Per Class A Share	Total
Price to Public	$18.00	$54,000,000
Underwriting Discounts and Commissions(1)	$1.26	$3,780,000
Proceeds to Spark Energy, Inc.(2)	$16.74	$50,220,000

(1)	Includes a structuring fee equal to 0.50% of the gross proceeds of this offering payable to Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated. Please read “Underwriting.”

(2)	None of the net proceeds from this offering will be retained by Spark Energy, Inc. Please see “Use of Proceeds.”

Delivery of the shares of Class A common stock will be made on or about August 1, 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Baird		Stifel

Janney Montgomery Scott		Wunderlich Securities

BB&T Capital Markets		J.J.B. Hilliard, W.L. Lyons, LLC

Drexel Hamilton	Halliday Financial	U.S. Capital Advisors

SOCIETE GENERALE	Natixis	RB International Markets

July 28, 2014.

ESTABLISHED AND GROWING INDEPENDENT RETAIL ENERGY SERVICES COMPANY WITH NATIONAL SCALE

ELECTRICITY & GAS
ELECTRICITY
GAS

ACTIVE IN
16 STATES AND
46 SERVICE TERRITORIES

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf or to the information which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell shares of Class A common stock in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Through and including August 22, 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision, including the information under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical and pro forma combined financial statements and the related notes thereto appearing elsewhere in this prospectus. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of Class A common stock.

In this prospectus, unless the context otherwise requires, the terms “Spark Energy,” “the Company,” “we,” “us” and “our” refer collectively to (i) the combined business and assets of the retail natural gas business and asset optimization activities of Spark Energy Gas, LLC (“SEG”) and the retail electricity business of Spark Energy, LLC (“SE”) before the completion of our corporate reorganization in connection with this offering and (ii) Spark Energy, Inc. and its subsidiaries as of the completion of our corporate reorganization and thereafter. See “Corporate Reorganization.” References to “Spark Energy Ventures” refer to Spark Energy Ventures, LLC, which owned SEG and SE prior to the transactions we implemented as part of our corporate reorganization. References to NuDevco refer collectively to NuDevco Retail Holdings, LLC (“NuDevco Retail Holdings”) and its wholly owned subsidiary, NuDevco Retail, LLC (“NuDevco Retail”), the interim owners of SE and SEG during the corporate reorganization and the owners of the Class B common stock and the related Spark HoldCo units following this offering. References to “Spark HoldCo” refer to Spark HoldCo, LLC, our subsidiary and the direct parent of SEG and SE at the completion of the corporate reorganization. Spark Energy Ventures, NuDevco, SEG and SE have historically been under common control. We have provided a glossary of certain retail energy industry terms used in this prospectus as Appendix A.

Business Overview

We are a growing independent retail energy services company founded in 1999 that provides residential and commercial customers in competitive markets across the United States with an alternative choice for their natural gas and electricity. We purchase our natural gas and electricity supply from a variety of wholesale providers and bill our customers monthly for the delivery of natural gas and electricity based on their consumption at either a fixed or variable price. Natural gas and electricity are then distributed to our customers by local regulated utility companies through their existing infrastructure.

As of May 31, 2014, we operated in 46 utility service territories across 16 states and had approximately 237,600 residential customers and 17,800 commercial customers, which translates to over 392,500 residential customer equivalents (“RCEs”). An RCE is an industry standard measure of natural gas or electricity usage with each RCE representing annual consumption of 100 MMbtu of natural gas or 10 MWh of electricity. We added over 44,800 customers, net of attrition, during the first five months of 2014. For the year ended December 31, 2013, approximately 60% of our retail revenues were derived from the sale of electricity, and the remainder were derived from the sale of natural gas.

We believe our business model is scalable, and our objective is to maximize profitability while proactively managing the risks inherent in our business. To achieve this objective, we actively manage our customer base to allocate retail energy sales between natural gas and electricity based on existing or developing market dynamics. In addition, the diversity in our customer base across geography, commodity and product offerings allows us to mitigate risk and react to changes in the retail energy environment so that we can quickly shift our focus and redirect our customer acquisition plan towards more profitable opportunities, resulting in enhanced cash-flow stability.

We believe that our management team has developed an effective proprietary customer acquisition and retention model. We identify and acquire customers on a cost-effective basis through a variety of sales channels, including door-to-door vendors, outbound telephone marketing vendors, our inbound customer care call center and online marketing. We also use email, direct mail, affinity programs, direct sales, brokers and consultants. Our marketing team continuously evaluates the effectiveness of each customer acquisition channel and makes adjustments in order to achieve our targeted growth and returns. We strive to attract new customers with competitive product offerings that are tailored to particular customer demographics. Once a customer is acquired, we apply a proprietary evaluation and segmentation process to optimize value both to us and the customer. We analyze historical usage, attrition rates and consumer behaviors to specifically tailor competitive products that aim to maximize the total expected return from energy sales to a specific customer, which we refer to as customer lifetime value.

We actively manage the commodity price risk inherent in our business. Our commodity risk management strategy is designed to hedge substantially all of our forecasted natural gas and electricity volumes on our fixed-price customer contracts as well as a portion of the near-term volumes on our variable-price customer contracts. Our in-house energy supply team, which is comprised of 18 experienced energy supply chain professionals, manages our commodity risk by monitoring market activity and engaging in commodities transactions that are designed to hedge, to the extent practicable, our commodity price exposure at any given time. The efficacy of our risk management program may be adversely impacted by unanticipated events and costs that we are not able to effectively hedge, including abnormal customer attrition and consumption, certain variable costs associated with electricity grid reliability, pricing differences in the local markets for local delivery of commodities, unanticipated events that impact supply and demand, such as extreme weather, and abrupt changes in the markets for, or availability or cost of, financial instruments that help to hedge commodity price. To mitigate these limitations, our in-house energy supply team uses historical attrition models to estimate customer attrition and proprietary weather services to estimate forecasted volumes. We seek to further mitigate the risk of extreme seasonal volume fluctuation by purchasing in advance additional supply for those periods with the highest potential for volatility.

Our in-house energy supply team also identifies wholesale natural gas arbitrage opportunities in conjunction with our retail procurement and hedging activities, which we refer to as asset optimization. These opportunities can include (i) optimizing the unused portion of storage and transportation assets allocated to us by the local regulated utility to support our retail load; (ii) capturing physical arbitrage opportunities using short or long-term transportation capacity; and (iii) maximizing our credit capacity by purchasing gas from affiliates and third parties and selling it at the same location to counterparties for whom we normally purchase retail supply. For additional detail regarding our asset optimization activities, please see “Business—Our Operations—Asset Optimization.”

We actively manage our customer credit risk through a variety of strategies. In many of the utility services territories where we conduct business, the local regulated utility offers services for billing the customer, collecting payment from the customer and remitting payment to us. This service results in substantially all of our credit risk being linked to the applicable utility and not to our end-use customer in these territories. For the year ended December 31, 2013, approximately 47% of our retail revenues were derived from territories in which substantially all of our credit risk was directly linked to local regulated utility companies, all of which had investment grade ratings as of such date. During the same period, we paid these local regulated utilities a weighted average discount of less than 1.0% of total revenues for customer credit risk. In markets where the local regulated utilities are not responsible for customer credit risk, we attempt to manage this risk through formal credit review, in the case of commercial customers, and credit screening, deposits and, in some markets, disconnection for non-payment, in the case of residential customers.

We generated net income of $31.4 million and $26.1 million and Adjusted EBITDA of $33.5 million and $40.7 million for the years ended December 31, 2013 and 2012, respectively. For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP, please see “—Non-GAAP Financial Measures.” Please also see “Selected Historical and Unaudited Pro Forma Combined Financial and Operating Data.”

We intend to pay a cash dividend each quarter to holders of our Class A common stock to the extent we have cash available for distribution to do so. Our targeted quarterly dividend will be $0.3625 per share of Class A common stock, or $1.45 per share on an annualized basis, which amount may be raised or lowered in the future without advance notice. Please see “Cash Dividend Policy.”

Business Strategies

Our principal business objectives are to maintain stable cash flows and to grow our business by adding customers and optimizing our existing customer base. We expect to achieve these objectives by executing the following strategies:

—	Continued focus on operational diversification, gross margin optimization and customer lifetime value. We plan to continue to focus our efforts on diversification of our customer base and optimization of gross margin and customer lifetime value in order to maintain stable cash flows. Maintaining diversity in our customer base across geography, commodity and product offerings allows us to mitigate risk, quickly react to changes in the retail energy environment and redirect our customer portfolio towards more profitable and customer value-enhancing opportunities.

—	Pursue growth opportunities in our existing retail energy markets. We added over 44,800 customers, net of attrition, during the first five months of 2014. We plan to continue to grow our retail energy customer base within our existing markets using the full range of marketing resources available to us. We will continue to adjust our marketing model based on our estimations of cost, customer quality and market opportunities.

—	Expansion into additional competitive markets that present attractive opportunities. Over the past three years, we have entered five new utility service territories and, as of May 31, 2014, we are active in 46 utility service territories across 16 states. To complement our growth in our existing markets, we will selectively expand into new competitive states and utility service territories that we believe present an attractive mix of supply, supportive regulatory environments, potential customers and attractive customer value propositions.

—	Focus on creating innovative products. We will continue creating innovative and competitive product offerings that are responsive to changing market dynamics and customer demand. Our flexible business model enables us to respond quickly to changing market dynamics and customer needs, enhancing the profitability of our business. For example, we recently launched a successful, green, flat-rate natural gas product in certain of our markets that provides the customer with price security while preserving the environment as we retire carbon offsets on the customer’s behalf.

—	Expanding our green energy business. We are actively developing and offering green products that allow our customers to choose environmentally conscious options rather than the traditional energy supply offered by their local utility. Green energy products are a growing market opportunity and typically provide increased unit margins as a result of less competition. We currently offer renewable electricity in all of our electricity markets and carbon neutral natural gas in several of our gas markets.

—	Pursue prudent risk management policies. We have implemented stringent corporate risk policies and procedures relating to the purchase and sale of natural gas and electricity, credit and collection functions and general risk management. Our management believes that our risk management policies enable us to operate with a low risk profile and achieve stable operating results.

—	Pursue opportunistic strategic acquisitions. We intend to pursue growth through strategic acquisitions of other retail energy providers, their customer bases or other complementary businesses. Given the current fragmented landscape in the retail energy industry, we believe that significant opportunities for consolidation will arise, and we intend to review and opportunistically pursue acquisitions that present opportunities for long-term accretion to our business.

Competitive Strengths

We believe we can successfully execute our business strategies because of the following competitive strengths:

—	Diversification across customer base, commodity and product offerings. Our diversified business model allows us to mitigate risk, quickly react to changes in the retail energy environment and redirect our customer portfolio towards more profitable opportunities in order to enhance cash flow stability and grow our business. Specifically, we believe that the diversity in our business provides the following benefits as they relate to geography and commodity and product offerings:

—	Diverse geographic operations. Our geographic diversity in 46 utility service territories across 16 states as of May 31, 2014 reduces our dependence on any one particular market for growth or profitability. Also, we believe that the combination of this broad footprint and flexible business model enables us to quickly react to market opportunities in a particular area by accelerating customer acquisition efforts and leveraging existing market knowledge to quickly enter into new markets as opportunities arise. We believe that our geographic diversity also provides the following additional benefits:

—	reduced risk of material impact from a regulatory change in a single jurisdiction;

—	reduced risk of material impact from extreme regional weather patterns;

—	reduced concentration of delivery risk associated with daily balancing gas markets;

—	reduced concentration of supply price risk in any particular electricity market; and

—	the ability to leverage natural gas storage and transportation assets in one market against supply requirements in another market.

—	Diverse product and commodity offerings. By offering a range of products, we are able to attract customers across a breadth of segments. Our portfolio of product offerings includes a variety of commodities (natural gas and electricity), contract types (variable-price month-to-month or up to 36-month fixed-price) and product features (green energy, price certainty and cost savings). Our ability to provide customers with multiple options differentiates us from other independent retail energy services companies.

—

Our effective customer acquisition and retention model enables us to optimize customer lifetime value. We believe that our management team has developed an effective proprietary customer acquisition and retention model that allows us to cost-effectively identify and acquire customers through a variety of marketing and sales channels and quickly make necessary adjustments in order to optimize the value of those customers. We attract new customers with competitive product offerings that are tailored to particular customer demographics. Once we acquire a customer, we analyze historical usage, attrition rates and consumer behaviors to specifically tailor competitive products intended to maximize overall customer lifetime value.

—	Our in-house energy supply team enables us to optimize margin by lowering our energy supply costs. Our in-house energy supply team attempts to achieve lower energy supply costs through effective hedging strategies that leverage long-term relationships with numerous creditworthy suppliers. In addition, having an in-house team allows us to optimize our retail allocated storage and transportation assets in order to further reduce our cost of supply. Our in-house energy supply team also seeks to increase margin by identifying wholesale natural gas arbitrage opportunities in conjunction with our retail procurement and hedging activities.

—	Adaptable and scalable business model. Our flexible business model enables us to adapt quickly to market changes and capitalize on opportunities. For instance, if a particular market imposes costly regulatory burdens that would affect our profitability, we can immediately begin shifting resources into other markets so that our customer acquisition expenditures are spent on higher margin opportunities. Our business model is also designed to integrate both organic growth and strategic acquisitions efficiently. We are currently implementing an outsourced, hosted billing and transaction platform that aims to address all of our back office functions consistently across all markets. We expect the implementation to be completed by the end of 2014. We believe these enhancements will improve the scalability of our back office processes and should also allow us to add new customers organically or through strategic acquisitions. It will also allow us to quickly integrate a wider variety of product offerings within our existing portfolio. Given our flexibility, we believe that we can move quickly and bring customers and products into our system more cost-effectively than our competitors.

—	Conservative balance sheet. Following the consummation of this offering, we expect to have approximately $10.0 million of indebtedness outstanding under our new $70.0 million revolving credit facility, as well as approximately $15.0 million outstanding in letters of credit. We believe our liquidity will provide us with the financial flexibility to quickly and opportunistically take advantage of market entry and strategic acquisition opportunities.

—	Experienced management team. Each member of our executive management team has over a decade of senior management experience in core aspects of the retail energy business, including energy risk management, retail energy marketing, public company management and mergers and acquisitions. Our Chief Executive Officer, Nathan Kroeker, has over 10 years of senior management experience in the retail energy industry, including four years with Spark Energy, and our Chief Operating Officer, Allison Wall, has 15 years of experience in operations, IT, customer care and marketing for several retail energy businesses. Our Chief Financial Officer, Georganne Hodges, has 11 years of experience in senior finance roles in the retail energy industry.

Recent Developments

Since March 31, 2014, the Company has managed its cash position to ensure that at the closing of this offering, it will have $10 million in outstanding debt and a sufficient amount of working capital to operate its business based on its historical seasonal cash requirements. Additional related party accounts receivable from an affiliate of $10.1 million that were recognized subsequent to March 31, 2014 have been permanently forgiven and recorded as distributions as in historical periods. Since March 31, 2014, the Company has made cash distributions of $19.4 million to affiliates (together with the $10.1 million of forgiven accounts receivable, the “Subsequent Distributions”) and has collected $7.3 million of accounts receivable from affiliates outstanding as of March 31, 2014. In addition, due to seasonal fluctuations in our working capital, in July we have incurred short-term borrowings from one of the Company’s affiliates in the amount of $5.5 million to fund certain of our operating expenses incurred in the ordinary course, which amounts have been permanently forgiven by the affiliate and recorded as a capital contribution.

Since March 31, 2014, we have incurred an additional $5.0 million of additional borrowings outstanding under the existing credit facility which amounts will be assumed by one of the Company’s affiliates at the closing of this offering pursuant to an interborrower agreement, in addition to the $24.0 million out of the $34.0 million of total indebtedness outstanding at March 31, 2014 also assumed by the affiliate. The assumption of this existing indebtedness at closing will be treated as a capital contribution by such affiliate.

As a result of the foregoing deemed distributions and contributions since March 31, 2014, on a pro forma, as adjusted basis, the transactions will have a net decrease in total member’s/stockholders’ equity attributable to the Company of approximately $19.0 million.

Because our combined financial statements for the period subsequent to the quarter ended March 31, 2014 are not yet available, the amounts described above are for periods unaudited and not reviewed by our accountants.

Retail Energy Market Overview

Until the 1980s, generation, distribution, sales, marketing and supply of natural gas and electricity in the United States was largely conducted by local, publicly-funded companies that had no competition in their respective markets. In the 1980s and 1990s, state legislatures began passing laws designed to create competitive retail sales and supply in the natural gas markets, and the competitive restructuring of electricity markets in the United States followed approximately a decade later. According to the Retail Energy Advisory Outlook Report produced by KEMA, Inc. (a subsidiary within the DNV GL Group, hereinafter “DNV GL”), excerpts from which are included below, electricity sales in competitive markets have increased from 259 TWh in 2003 to 757 TWh in 2013, representing an 11.3% compounded annual growth rate (“CAGR”) over the last decade.

The graph below from DNV GL highlights the increase in electricity sales in competitive markets in the United States from 2003 through 2013.

U.S. Competitive Electricity Sales Market Size (2003-2013)

Source: DNV GL Q4 2013 Retail Energy Outlook

As of December 31, 2013, 20 states and the District of Columbia allow some form of customer choice for electricity supply (according to DNV GL) and 21 states and the District of Columbia have passed legislation or adopted programs that allow customers to purchase natural gas from retail energy companies other than the local regulated utility (according to the U.S. Energy Information Administration, or EIA). In states and service territories where retail competition is allowed, customers may choose from licensed providers of the energy commodity. The competition among retail energy suppliers provides a variety of service plans that give residential and commercial consumers flexibility in their energy purchases. The availability and characteristics of product offerings by retail energy companies vary widely. For a map detailing the states in which Spark provides either or both of retail natural gas and electricity, please see the inside front cover page of this prospectus.

Energy retailers typically provide customers with a variety of fixed-price and variable-price service options for varying periods of time. In general, large commercial and industrial customers are serviced by more complex, structured energy supply contracts with terms of up to five years. By contrast, residential and small commercial customers are typically serviced by short-term, month-to-month variable-price contracts or fixed-term, fixed-price contracts with terms of up to three years. Some energy retailers focus on only one customer segment (e.g., residential), while others focus on the full spectrum of customers. Energy retailers can sell both natural gas and electricity to the same customers in states that allow retail competition in both markets and where they are licensed to sell both products.

Unlike local regulated utility companies whose rates are regulated and approved by the state public utility commissions, or PUCs, energy retailers’ rates for retail natural gas and electricity supply in restructured markets are determined by a variety of factors, including, but not limited to, wholesale commodity costs, transportation and storage costs, charges by the independent system operator (“ISO”), individual customer consumption profiles, competitive forces, applicable rules and regulations and the business objectives of market participants.

Retail Energy Market Opportunities

Low Focus of Competitors on Natural Gas

We believe that the retail energy industry has historically concentrated its efforts on the electricity side of the business with relatively less capital investment and market research being devoted to the development of retail natural gas businesses. As of December 31, 2013, only 11.2% of the eligible residential natural gas customers (according to the EIA) in the states where we operate were served by an energy retailer other than the local regulated utility. We believe this presents market entry opportunities that we intend to capitalize on by focusing our marketing and sales channels efforts on increasing our natural gas customer base in markets where we believe such efforts will increase the profitability of our business.

Low Penetration

In most competitive energy markets, the majority of residential and commercial customers have not switched to a retail energy company and continue to be served by the local regulated utility. As of December 31, 2013, only 11.2% of the eligible residential natural gas customers (according to the EIA) and only 32.9% of the eligible residential electricity customers (according to DNV GL) in the states where we operate were served by an energy retailer other than the local regulated utility or its retail affiliate. Management believes these underserved residential markets provide an opportunity for further penetration over the foreseeable future as more customers become aware of their option to choose an energy retailer other than the local regulated utility.

Customer Growth

Notwithstanding the low current penetration rates of energy retailers compared to local regulated utilities, according to the EIA, over the last decade, residential natural gas accounts served by competitive energy retailers have grown from approximately 3.8 million to approximately 6.6 million (5.6% CAGR) and non-residential natural gas accounts have grown from approximately 433,944 to approximately 837,365 (4.8% CAGR). According to DNV GL, over the last decade, residential electricity accounts served by competitive electricity suppliers have grown from approximately 2.3 million to approximately 16.2 million (21.8% CAGR) and non-residential electricity accounts have grown from approximately 473,000 to approximately 2.8 million (19.6% CAGR).

According to DNV GL, licensing activity for mass market retail electric suppliers over the last year across all competitive energy markets continues to maintain a substantial pace. Customer growth and licensing activity is projected to continue experiencing growth, fueled by increased consumer awareness, changing utility prices and product innovation, as well as a favorable regulatory policy environment. As a result, management believes there is a significant opportunity for competitive retailers to gain market share by offering consumers innovative product options, excellent customer service and serving as a competitive choice for their energy supply.

Electricity Accounts Switched by a Competitive Supplier

*	Current year is as of November 30, 2013, which is the most recent publicly available data.

Source: DNV GL Q4 2013 Retail Energy Outlook

Fragmentation and Consolidation

We believe that favorable market conditions, including lower natural gas and electricity prices and low residential customer penetration, have led to an increase in the number of energy retailers in the United States. The vast majority of these new entrants are small regional energy retailers, which often experience rapid customer growth but have not historically had reliable access to capital or economies of scale to support this growth over the longer term or react to changing commodity price environments. According to DNV GL, 65 residential electricity retailers were active as of June 2013, approximately 77% (50) of which had fewer than 300,000 electricity customers, and approximately 55% (36) of which had fewer than 100,000 electricity customers.

According to DNV GL, market consolidation among the large number of competitive electricity retailers continues at a growing pace. Twenty-two acquisitions of electricity retailers, some of which also provide natural gas, and similar types of ownership transfers were completed from January 1, 2013 to September 30, 2013. Management believes that the current environment of small, private energy retailers presents significant acquisition opportunities to consolidate smaller retailers into our larger and more scalable platform and increase market share.

Corporate Reorganization

Spark Energy, Inc. was incorporated by Spark Energy Ventures as a Delaware corporation in April 2014. Spark HoldCo, LLC was formed by Spark Energy Ventures as a Delaware limited liability company in April 2014. Spark Energy Ventures formed NuDevco in May 2014 to hold its investment in Spark Energy, Inc. and Spark HoldCo. In connection with the completion of this offering and following the transactions related thereto that are described below, (i) Spark Energy, Inc. will be a holding company whose sole material asset will consist of a managing membership interest in Spark HoldCo and (ii) Spark HoldCo will own all of the outstanding membership interests in each of SEG and SE, the operating subsidiaries through which we operate. After the consummation of this offering and the transactions described in this prospectus, Spark Energy, Inc. will be the sole managing member of Spark HoldCo, will be responsible for all operational, management and administrative decisions relating to Spark HoldCo’s businesses and will consolidate the financial results of Spark HoldCo and its subsidiaries.

Prior to the completion of this offering, the following have occurred or will occur:

—	SEG and SE were converted from limited partnerships into limited liability companies;

—	SEG, SE and an affiliate will enter into an interborrower agreement, pursuant to which such affiliate will agree to be solely responsible for $29.0 million of outstanding indebtedness under our current credit facility, under which SEG, SE and the affiliate are co-borrowers, and SEG and SE will agree to be solely responsible for the remaining $10.0 million of indebtedness outstanding under our current credit facility;

—	NuDevco Retail Holdings will contribute all of its interests in SEG and SE to Spark HoldCo in exchange for all of the outstanding units of Spark HoldCo and will transfer 1% of those Spark HoldCo units to NuDevco Retail;

—	NuDevco Retail Holdings will transfer Spark HoldCo units having a value of $50,000 to Spark Energy, Inc. in exchange for a promissory note from Spark Energy, Inc. in the principal amount of $50,000 (the “NuDevco Note”), and the limited liability company agreement of Spark HoldCo will be amended and restated to admit Spark Energy, Inc. as its sole managing member; and

—	Spark Energy, Inc. will issue 10,750,000 shares of Class B common stock to Spark HoldCo, 10,612,500 of which Spark HoldCo will distribute to NuDevco Retail Holdings, and 137,500 of which Spark HoldCo will distribute to NuDevco Retail.

Immediately prior to the consummation of the offering and following the transactions described above, (i) NuDevco will own 13,747,222 Spark HoldCo units and all of the outstanding shares of Class B common stock of Spark Energy, Inc., (ii) Spark Energy, Inc. will own the managing member interest in Spark HoldCo and 2,778 Spark HoldCo units, and (iii) Spark HoldCo will wholly own SEG and SE. Spark Energy, Inc. will offer 3,000,000 newly-issued shares of Class A common stock hereby to the public (or 3,450,000 shares if the underwriters exercise their option to purchase additional shares in full) and will use the net proceeds from this offering to purchase 2,997,222 Spark HoldCo units (or 3,447,222 Spark HoldCo units if the underwriters exercise their option to purchase additional shares in full) from NuDevco Retail Holdings and to repay the NuDevco Note. In connection with any exercise of the underwriters’ option to purchase additional shares of Class A common stock and our use of the proceeds from the exercise of that option to purchase additional Spark HoldCo units from NuDevco Retail Holdings, a corresponding number of shares of Class B common stock owned by NuDevco Retail Holdings will be cancelled. After giving effect to these transactions and this offering, Spark Energy, Inc. will own an approximate 21.82% interest in Spark HoldCo (or 25.09% if the underwriters’ option to purchase additional shares is exercised in full), NuDevco Retail Holdings will own an approximate 77.18% interest in Spark HoldCo and 10,612,500 shares of Class B common stock (or a 73.91% interest in Spark HoldCo and 10,162,500 shares of

Class B common stock if the underwriters’ option to purchase additional shares is exercised in full) and NuDevco Retail will own a 1% interest in Spark HoldCo and 137,500 shares of Class B common stock. See “Use of Proceeds” and “Principal Stockholders.” Following the offering, Spark Energy Ventures will distribute its 100% interest in NuDevco Retail Holdings to NuDevco Partners Holdings, LLC. The distribution will result in NuDevco Retail Holdings being a direct wholly owned subsidiary of NuDevco Partners Holdings, LLC. Spark Energy Ventures will remain a wholly owned subsidiary of NuDevco Partners Holdings and, following the distribution, will not beneficially own any Class B common stock.

In connection with the closing of the offering, we expect to enter into a new $70.0 million senior secured revolving credit facility, which we refer to as our new revolving credit facility. We will borrow approximately $10.0 million under our new revolving credit facility at the closing of this offering to repay in full the portion of outstanding indebtedness under our current credit facility that SEG and SE have agreed to be responsible for pursuant to an interborrower agreement between SEG, SE and an affiliate. The remainder of indebtedness outstanding under our current credit facility will be paid down by our affiliate with its own funds in connection with the closing of this offering pursuant to the terms of the interborrower agreement. Following this repayment, our current credit facility will be terminated. For more information regarding our new revolving credit facility, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Historical Cash Flows—Credit Facility.”

Each share of Class B common stock, all of which will initially be held by NuDevco, has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. Please see “Description of Capital Stock.” We do not intend to list Class B common stock on any stock exchange.

NuDevco will have the right to exchange (the “Exchange Right”) all or a portion of its Spark HoldCo units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or cash at Spark Energy, Inc.’s or Spark HoldCo’s election (the “Cash Option”)) at an exchange ratio of one share of Class A common stock for each Spark HoldCo unit (and corresponding share of Class B common stock) exchanged, as described under “Certain Relationships and Related Party Transactions—Spark HoldCo LLC Agreement.” In addition, NuDevco will have the right, under certain circumstances, to cause us to register the offer and resale of its shares of Class A common stock as described under “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We will enter into a Tax Receivable Agreement with Spark HoldCo, NuDevco Retail Holdings and NuDevco Retail. This agreement will generally provide for the payment by Spark Energy, Inc. to NuDevco of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Spark Energy, Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increases resulting from the purchase by Spark Energy, Inc. of Spark HoldCo units from NuDevco Retail Holdings prior to or in connection with this offering, (ii) any tax basis increases resulting from the exchange of Spark HoldCo units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of Spark HoldCo units for cash pursuant to the Cash Option) and (iii) any imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Spark Energy, Inc. will retain the benefit of the remaining 15% of these tax savings. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In certain circumstances, Spark Energy, Inc. will defer or partially defer any payment due (a “TRA Payment”) to the holders of rights under the Tax Receivable Agreement, which will initially be NuDevco Retail Holdings and

NuDevco Retail. As described elsewhere in this prospectus, no TRA Payment will be made during 2014, and any future TRA Payments due with respect to a given taxable year are expected to be paid in December of the subsequent calendar year.

During the five-year period commencing October 1, 2014, Spark Energy, Inc. will defer all or a portion of any TRA Payment owed pursuant to the Tax Receivable Agreement to the extent that Spark HoldCo does not generate sufficient Cash Available for Distribution (as defined below) during the four-quarter period ending September 30th of the applicable year in which the TRA Payment is to be made in an amount that equals or exceeds 130% (the “TRA Coverage Ratio”) of the Total Distributions (as defined below) paid in such four-quarter period by Spark HoldCo. For purposes of computing the TRA Coverage Ratio:

—	“Cash Available for Distribution” is generally defined as the Adjusted EBITDA of Spark HoldCo for the applicable period, less (i) cash interest paid by Spark HoldCo, (ii) capital expenditures of Spark HoldCo (exclusive of customer acquisition costs) and (iii) any taxes payable by Spark HoldCo; and

—	“Total Distributions” are defined as the aggregate distributions necessary to cause Spark Energy, Inc. to receive distributions of cash equal to (i) the targeted quarterly distribution we intend to pay to holders of our Class A common stock payable during the applicable four-quarter period, plus (ii) the estimated taxes payable by us during such four-quarter period, plus (iii) the expected TRA Payment payable during the calendar year for which the TRA Coverage Ratio is being tested.

In the event that the TRA Coverage Ratio is not satisfied in any calendar year, Spark Energy, Inc. will defer all or a portion of the TRA Payment to NuDevco under the Tax Receivable Agreement to the extent necessary to permit Spark HoldCo to satisfy the TRA Coverage Ratio (and Spark HoldCo is not required to make and will not make the pro rata distributions to its members with respect to the deferred portion of the TRA Payment). If the TRA Coverage Ratio is satisfied in any calendar year, Spark Energy, Inc. will pay NuDevco the full amount of the TRA Payment.

Following the five-year deferral period, Spark Energy Inc. will be obligated to pay any outstanding deferred TRA Payments (x) to the extent such deferred TRA Payments do not exceed (i) the lesser of Spark Energy Inc.’s proportionate share of aggregate Cash Available for Distribution of Spark HoldCo during the five-year deferral period or the cash distributions actually received by Spark Energy Inc. during the five-year deferral period, reduced by (ii) the sum of (a) the aggregate target quarterly dividends (which, for the purposes of the Tax Receivable Agreement, will be $0.3625 per share per quarter) during the five-year deferral period, (b) Spark Energy Inc.’s estimated taxes during the five-year deferral period, and (c) all prior TRA Payments and (y) if with respect to the quarterly period during which the deferred TRA Payment is otherwise paid or payable, Spark HoldCo has or reasonably determines it will have amounts necessary to cause Spark Energy, Inc. to receive distributions of cash equal to the target quarterly distribution payable during that quarterly period. Any portion of the deferred TRA Payments not payable due to these limitations will no longer be payable.

Organizational Structure

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

Our Principal Shareholder

Upon completion of this offering, NuDevco will initially own 10,750,000 Spark HoldCo units and 10,750,000 shares of Class B common stock, representing approximately 78.18% of the voting power of Spark Energy, Inc. NuDevco will be wholly owned by NuDevco Partners Holdings, LLC, which is in turn wholly owned by NuDevco Partners, LLC, which is in turned wholly owned by W. Keith Maxwell III, the founder of our Company. For more information on our reorganization and the ownership of our common stock by our principal shareholders, see “Corporate Reorganization.”

Risk Factors

Investing in our Class A common stock involves risks. You should read carefully the section of this prospectus entitled “Risk Factors” for an explanation of these risks, along with the other information in this prospectus, before investing in our Class A common stock. For example, the following considerations may cause a material adverse effect to the price of the Class A common stock, our financial condition, liquidity, cash flows, prospects and our ability to pay dividends to the holders of our Class A common stock:

Risks Related to Our Business

—	We are subject to commodity price risk.

—	Our financial results may be adversely impacted by weather conditions.

—	Our risk management policies and hedging procedures may not mitigate risk as planned, and we may fail to fully or effectively hedge our commodity supply and price risk exposure against changes in consumption volumes or market rates.

—	We depend on consistent state and federal regulation to permit us to operate in restructured, competitive segments of the natural gas and electricity industries. If competitive restructuring of the natural gas and electricity utility industries is altered, reversed, discontinued or delayed, our business prospects and financial results could be materially adversely affected.

—	The retail energy business is subject to a high level of federal, state and local regulation.

—	Our business is dependent on retaining licenses in the markets in which we operate.

—	Our financial results will fluctuate on a seasonal and quarterly basis.

—	Pursuant to our cash dividend policy, we intend to distribute all or substantially all of our cash available for distribution through regular quarterly dividends, and our ability to grow and make acquisitions with cash on hand could be limited.

—	We may have difficulty retaining our existing customers or obtaining a sufficient number of new customers.

—	We may experience strong competition from local regulated utilities and other competitors.

Risks Related to the Offering and our Class A Common Stock

—	We expect to have shortfalls of cash available for distribution from operating cash flows in certain quarters during the four quarters following the closing of this offering, and we may not be able to continue paying our targeted quarterly dividend to the holders of our Class A common stock in the future.

—	The assumptions underlying the forecast presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for dividends to differ materially from our forecast.

—	We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Spark HoldCo and we are accordingly dependent upon distributions from Spark HoldCo to pay dividends, pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

—	We will be a “controlled company” under NASDAQ Global Select Market rules, and as such we are entitled to an exemption from certain corporate governance standards of the NASDAQ Global Select Market, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Global Select Market corporate governance requirements.

—	We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

—	In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

For a discussion of other considerations that could negatively affect us, see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Emerging Growth Company Status

We are an “emerging growth company” within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (iii) the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the “Securities Act,” for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We intend to take advantage of these exemptions until we are no longer an emerging growth company. We will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the fiscal year in which we have $1.0 billion or more in annual revenues; (ii) the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30); (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering.

For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see “Risk Factors—Risks Related to the Offering and our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.”

Our Offices

Our principal executive offices are located at 2105 CityWest Blvd., Suite 100, Houston, Texas, 77042 and our telephone number at that address is (713) 600-2600. Our website address is www.sparkenergy.com. Information contained on our website does not constitute part of this prospectus.

THE OFFERING

Shares of Class A common stock offered by us	3,000,000 shares of our Class A common stock.

Shares of Class A common stock outstanding after this offering	3,000,000 shares of our Class A common stock (or 3,450,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), without giving effect to the grant of restricted stock units that we expect to issue in connection with this offering. See “Executive Compensation—Compensation Following this Offering.”

Shares of Class B common stock outstanding after this offering	10,750,000 shares of our Class B common stock (or 10,300,000 shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), which represents one share of Class B common stock for each Spark HoldCo unit held by NuDevco immediately after this offering. Shares of Class B common stock have voting rights, but no right to receive distributions. Each share of Class B common stock, when combined with a Spark HoldCo unit held by NuDevco, may be exchanged for a share of Class A common stock, in which case the share of Class B common stock would be cancelled. NuDevco will beneficially own all of our outstanding Class B common stock upon completion of this offering.

Option to purchase additional shares of our Class A common stock	We have granted the underwriters an option to purchase up to an additional 450,000 shares of our Class A common stock from us, at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus. We will use the proceeds from any exercise of such option to acquire from NuDevco Retail Holdings an additional number Spark HoldCo units equal to the number of additional shares of our Class A common stock purchased by the underwriters, and a corresponding number of shares Class B common stock owned by NuDevco Retail Holdings will be cancelled. Accordingly, we will not retain the proceeds from any exercise by the underwriters of their option to purchase additional shares.

Use of proceeds

Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, our net proceeds from this offering will be approximately $46.7 million after deducting underwriting discounts and commissions, structuring fees and estimated offering expenses. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the net proceeds will be approximately $54.3 million, after deducting underwriting discounts and commissions, structuring fees and estimated offering expenses.

We intend to use the net proceeds of this offering of approximately $46.7 million (or approximately $54.3 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to acquire Spark HoldCo units representing approximately 21.82% (or approximately 25.09% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the outstanding Spark HoldCo units after this offering, from NuDevco Retail Holdings and to repay the NuDevco Note. We intend to use the net proceeds resulting from any exercise of the underwriters’ option to purchase additional shares of Class A common stock to acquire an additional number of Spark HoldCo units from NuDevco Retail Holdings equal to the number of additional shares of our Class A common stock purchased by the underwriters. In connection with such acquisition, a corresponding number of shares of Class B common stock owned by NuDevco Retail Holdings will be cancelled. We will not retain any of the net proceeds from this offering or any exercise of the underwriters’ option to purchase additional shares of Class A common stock. Please see “Use of Proceeds.”

Cash dividends	Upon completion of this offering, we intend to pay a regular quarterly dividend to holders of our Class A common stock to the extent we have cash available for distributions to do so. Our targeted quarterly dividend will be $0.3625 per share of Class A common stock ($1.45 per share on an annualized basis), which amount may be raised or lowered in the future without advance notice. Our ability to pay any regular quarterly dividend is subject to various restrictions and other factors described in more detail under the caption “Cash Dividend Policy.”

We expect to pay a quarterly dividend on or about the 75th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the 60th day following the last day of such fiscal quarter. With respect to our first dividend payable on or about December 15, 2014, we intend to pay a pro-rated dividend (calculated from the closing date of this offering through and including September 30, 2014) of $0.2404 per share of Class A common stock, which represents the pro-rata portion of the targeted quarterly dividend over that period.

We believe, based on our financial forecast and related assumptions included in “Cash Dividend Policy—Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015,” that we will generate sufficient annual cash available for distribution to support our targeted quarterly dividend of $0.3625 per share of Class A common stock ($1.45 per share on an annualized basis). However, we do not have a legal obligation to declare or pay dividends at such targeted quarterly dividend level or at all. See “Cash Dividend Policy.”

Voting rights	Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

Each share of our Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. Through its ownership of our Class B common stock, NuDevco will hold shares of our common stock having 78.18% (or 74.91% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the combined voting power of all of our common stock outstanding. As a result, for the foreseeable future following this offering, NuDevco will be able to exercise control over matters requiring the approval of our stockholders, including the election of our directors and the approval of significant corporate transactions. Please see “Certain Relationships and Related Party Transactions.”

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except for matters affecting one class disproportionately or as otherwise required by law. See “Description of Capital Stock.”

Economic interest	Immediately following this offering, the purchasers in this offering will own in the aggregate a 21.82% economic interest in our business through our ownership of Spark HoldCo units and NuDevco will own in aggregate a 78.18% economic interest in our business through its ownership of Spark HoldCo units (or a 25.09% economic interest and a 74.91% economic interest, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Exchange and registration rights	Under the Spark HoldCo limited liability company agreement, NuDevco may exchange its Spark HoldCo units (together with a corresponding number of shares of our Class B common stock) for shares of our Class A common stock (on a one-for-one basis, subject to conversion ratio adjustments for stock splits, stock dividends and reclassifications and other similar transactions) or, at Spark Energy or Spark HoldCo’s election, an equivalent amount of cash. When NuDevco exchanges a Spark HoldCo unit for a share of our Class A common stock, we will automatically redeem and cancel a corresponding share of our Class B common stock. See “Certain Relationships and Related Party Transactions—Spark HoldCo LLC Agreement.”

Pursuant to a registration rights agreement that we will enter into with NuDevco Retail Holdings and NuDevco Retail, we will agree to file a registration statement for the sale of the shares of our Class A common stock that are issuable pursuant to its Exchange Right upon request and cause that registration statement to be declared effective by the U.S. Securities and Exchange Commission (“SEC”) as soon as practicable thereafter. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a description of the timing and manner limitations on resales of these shares of our Class A common stock.

Material federal income tax consequences to non-U.S. holders.	For a discussion of the material federal income tax consequences that may be relevant to prospective investors who are non-U.S. holders, please see “Material U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

Exchange listing	Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SPKE”.

SUMMARY HISTORICAL AND UNAUDITED

PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

Spark Energy, Inc. was formed in April 2014 and does not have any historical financial operating results. Accordingly, the accompanying combined financial statements have been prepared from the combined business and assets of the retail natural gas business and asset optimization activities of SEG and the retail electricity business of SE.

The following table shows the summary historical combined financial data as of and for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014. The summary historical combined financial data as of December 31, 2012 and 2013 and for the years ended December 31, 2012 and 2013 has been derived from the audited combined financial statements and the related notes thereto included elsewhere in this prospectus. The summary historical combined financial data as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 has been derived from the unaudited condensed combined financial statements and the related notes included elsewhere in this prospectus.

The summary unaudited pro forma combined financial data presented below has been derived by the application of pro forma adjustments to the historical combined financial statements included elsewhere in this prospectus. The summary unaudited pro forma combined financial data presented below give effect to (i) our reorganization in connection with this offering as described in “Corporate Reorganization,” (ii) this offering and the use of the estimated net proceeds from this offering as described in “Use of Proceeds” (iii) the Subsequent Distributions, forgiveness of $5.5 million of short term indebtedness incurred by us from one of our affiliates and the assumption by an affiliate of the additional $5.0 million of indebtedness under the existing credit facility, each as described under “Prospectus Summary—Recent Developments” and (iv) other related transactions to be effected at the closing of this offering, as if such transactions had taken place on January 1, 2013, in the case of the unaudited pro forma combined statement of operations for each of the year ended December 31, 2013 and the three months ended March 31, 2014, and as of December 31, 2013 and March 31, 2014, in the case of the unaudited pro forma combined balance sheet as of December 31, 2013 and March 31, 2014, respectively.

You should read these tables in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which includes a discussion of factors materially affecting the comparability of the information presented, “Corporate Reorganization,” “Selected Historical and Unaudited Pro Forma Combined Financial and Operating Data” and the historical and pro forma combined financial statements and notes thereto included elsewhere in this prospectus. The summary unaudited pro forma combined financial data is presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

The summary unaudited pro forma combined financial data does not purport to represent what our results of operations or financial position would have been if we had operated as a public company during the period presented and may not be indicative of our future performance.

	Historical				Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2012	2013	2013	2014	2013	2014
				(restated)
			(unaudited)		(unaudited)
Statement of Income Data (in thousands):
Revenues:
Retail revenues (including retail revenues—affiliates of $1,382 and $4,022 for the years ended December 31, 2012 and 2013, respectively, and $199 and $1,489 for the three months ended March 31, 2013 and 2014, respectively)	$380,198	$316,776	$100,453	$104,352	$316,776	$104,352
Net asset optimization revenues (including asset optimization revenues-affiliates of $8,334 and $14,940 for the years ended December 31, 2012 and 2013, and $1,500 and $2,500 for the three months ended March 31, 2013 and 2014, respectively, and asset optimization revenues affiliate cost of revenues of $568 and $15,928 for the years ended December 31, 2012 and 2013, respectively, and less than $0.1 million and $7,900 for the three months ended March 31, 2013 and 2014, respectively)	(1,136)	314	(1,157)	1,624	314	1,624

Total revenues	379,062	317,090	99,296	105,976	317,090	105,976
Operating expenses:
Retail cost of revenues (including retail cost of revenues-affiliates of $254 and $55 for the years ended December 31, 2012 and 2013, respectively, and less than $0.1 million for the three months ended March 31, 2013 and 2014, respectively)	279,506	233,026	69,993	88,121	233,026	88,121
General and administrative	47,321	35,020	9,275	8,113	35,020	8,113
Depreciation and amortization	22,795	16,215	5,030	2,959	16,215	2,959

Total operating expenses	349,622	284,261	84,298	99,193	284,261	99,193

Operating income	29,440	32,829	14,998	6,783	32,829	6,783
Other (expense)/income:
Interest expense	(3,363)	(1,714)	(384)	(313)	(1,183)	(296)
Interest income and other income	62	353	11	70	353	70

Total other (expenses)/income	(3,301)	(1,361)	(373)	(243)	(830)	(226)

Income before income tax expense	26,139	31,468	14,625	6,540	31,999	6,557

Income tax expense	46	56	14	32	2,630	543

Net income	$26,093	$31,412	$14,611	$6,508	$29,369	$6,014

Net income attributable to non-controlling interest					25,017	5,126

Net income attributable to stockholders					$4,352	$888

Pro forma net income per common share
Basic					$1.45	$.30
Diluted					$1.45	$.30
Weighted average proforma common shares outstanding
Basic					3,000,000	3,000,000
Diluted					13,750,000	13,750,000
Balance Sheet Data (in thousands, at period end):
Current assets	$104,246	$101,291		$119,720		$119,044
Total liabilities	67,976	73,160		99,768		113,881
Total liabilities and members’ equity	129,278	109,073		127,833		149,829
Cash Flow Data (in thousands):
Cash flows from operating activities	$44,076	$44,480	$17,868	$6,209
Cash flows used in investing activities	(1,643)	(1,481)	(93)	(787)
Cash flows used in financing activities	(39,904)	(42,369)	(22,239)	(7,856)
Other Financial Data (in thousands)(1):
Adjusted EBITDA(1)	$40,659	$33,533	$19,048	$9,322	$33,533	$9,322
Retail gross margin(1)	93,219	81,668	31,740	17,684	81,668	17,684
Other Operating Data:
Customers	237,436	210,556	215,715	240,993	210,556	240,993
Natural gas volumes (MMBtu)	17,527,252	16,598,751	6,994,627	6,593,580	16,598,751	6,593,580
Electricity volumes (MWh)	2,698,084	1,829,657	478,426	384,275	1,829,657	384,275

(1)	Adjusted EBITDA and retail gross margin are non-GAAP financial measures. For a definition and a reconciliation of each of Adjusted EBITDA and retail gross margin to their most directly comparable financial measures calculated and presented in accordance with GAAP, please see “—Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

Adjusted EBITDA. We define “Adjusted EBITDA” as EBITDA less (i) customer acquisition costs incurred in the current period, (ii) net gain (loss) on derivative instruments, and (iii) net current period cash settlements on derivative instruments, plus (iv) non-cash compensation expense and (v) other non-cash operating items. EBITDA is defined as net income before provision for income taxes, interest expense and depreciation and amortization. We deduct all current period customer acquisition costs in the Adjusted EBITDA calculation because such costs reflect a cash outlay in the year in which they are incurred, even though we capitalize such costs and amortize them over 24 months in accordance with our accounting policies. The deduction of current period customer acquisition costs is consistent with how we manage our business, but the comparability of Adjusted EBITDA between periods may be affected by varying levels of customer acquisition costs. We deduct our net gains (losses) on derivative instruments, excluding current period cash settlements, from the Adjusted EBITDA calculation in order to remove the non-cash impact of net gains and losses on derivative instruments. Although we have not historically incurred non-cash compensation expense, we expect that we will incur non-cash compensation expense following the completion of this offering as a result of equity awards that may be issued under our long-term incentive plan.

We believe that the presentation of Adjusted EBITDA provides information useful to investors in assessing our liquidity and financial condition and results of operations and that Adjusted EBITDA is also useful to investors as a financial indicator of a company’s ability to incur and service debt, pay dividends and fund capital expenditures. Adjusted EBITDA is a supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, commercial banks and rating agencies, use to assess the following, among other measures:

—	our operating performance as compared to other publicly traded companies in the retail energy industry, without regard to financing methods, capital structure or historical cost basis;

—	the ability of our assets to generate earnings sufficient to support our proposed cash dividends; and

—	our ability to fund capital expenditures (including customer acquisition costs) and incur and service debt.

The GAAP measures most directly comparable to Adjusted EBITDA are net income and net cash provided by operating activities. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to net income or net cash provided by operating activities. Adjusted EBITDA is not a presentation made in accordance with GAAP and has important limitations as an analytical tool. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA excludes some, but not all, items that affect net income and net cash provided by operating activities, and is defined differently by different companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

Management compensates for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating these data points into management’s decision-making process.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss) and net cash provided by operating activities for each of the periods indicated:

	Historical				Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2012	2013	2013	2014	2013	2014
				(restated)
			(unaudited)		(unaudited)
Reconciliation of Adjusted EBITDA to Net Income:
Net income	$26,093	$31,412	$14,611	$6,508	$29,369	$6,014
Depreciation and amortization	22,795	16,215	5,030	2,959	16,215	2,959
Interest expense	3,363	1,714	384	313	1,183	296
Income tax expense	46	56	14	32	2,630	543

EBITDA	52,297	49,397	20,039	9,812	49,397	9,812
Less:
Net gains (losses) on derivative instruments	(21,485)	6,567	2,242	5,460	6,567	5,460
Net cash settlements on derivative instruments	26,801	1,040	(1,471)	(10,197)	1,040	(10,197)
Customer acquisition costs	6,322	8,257	220	5,227	8,257	5,227

Adjusted EBITDA	$40,659	$33,533	$19,048	$9,322	$33,533	$9,322

Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities:
Net cash provided by operating activities	$44,076	$44,480	$17,868	$6,209
Amortization and write off of deferred financing costs	(919)	(678)	(120)	(113)
Allowance for doubtful accounts and bad debt expense	(1,835)	(3,101)	(513)	(565)
Interest expense	3,363	1,714	384	313
Income tax expense	46	56	14	32
Changes in operating working capital:
Accounts receivable, prepaids, current assets	(12,737)	(17,792)	(6,491)	27,108
Inventory	(3,442)	599	(3,411)	(4,322)
Accounts payable and accrued liabilities	12,689	7,880	11,011	(18,335)
Other	(582)	375	306	(1,005)

Adjusted EBITDA	$40,659	$33,533	$19,048	$9,322

Cash Flow Data:
Cash flows from operating activities	$44,076	$44,480	$17,868	$6,209
Cash flows used in investing activities	(1,643)	(1,481)	(93)	(787)
Cash flows used in financing activities	(39,904)	(42,369)	(22,239)	(7,856)

Retail Gross Margin. We define retail gross margin as operating income plus (i) depreciation and amortization expenses and (ii) general and administrative expenses, less (i) net asset optimization revenues, (ii) net gains (losses) on derivative instruments, and (iii) net current period cash settlements on derivative instruments. Retail gross margin is included as a supplemental disclosure because it is a primary performance measure used by our management to determine the performance of our retail natural gas and electricity business by removing the impacts of our asset optimization activities and net non-cash income (loss) impact of our economic hedging activities. As an indicator of our retail energy business’ operating performance, retail gross margin should not be considered an alternative to, or more meaningful than, operating income, as determined in accordance with GAAP.

The following table presents a reconciliation of retail gross margin to operating income, its most directly comparable financial measure calculated and presented in accordance with GAAP, for each of the periods indicated:

	Historical				Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2012	2013	2013	2014	2013	2014
				(restated)
			(unaudited)		(unaudited)
Reconciliation of Retail Gross Margin to Operating Income:
Operating income	$29,440	$32,829	$14,998	$6,783	$32,829	$6,783
Depreciation and amortization	22,795	16,215	5,030	2,959	16,215	2,959
General and administrative	47,321	35,020	9,275	8,113	35,020	8,113
Less:
Net asset optimization revenues	(1,136)	314	(1,157)	1,624	314	1,624
Net gains (losses) on retail derivative instruments	(19,016)	1,429	660	11,448	1,429	11,448
Net cash settlements on retail derivative instruments	26,489	653	(1,940)	(12,901)	653	(12,901)

Retail Gross Margin	$93,219	$81,668	$31,740	$17,684	$81,668	$17,684

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Note Regarding Forward-Looking Statements,” and the following risks before making an investment decision. The trading price of our Class A common stock could decline and our ability to pay dividends on our Class A common stock could be adversely impacted due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

We are subject to commodity price risk.

Our financial results are largely dependent on the prices at which we can acquire the commodities we resell. The prevailing market prices for natural gas and electricity have historically, and may continue to, fluctuate substantially over relatively short periods of time, potentially adversely impacting our results of operations, financial condition, cash flows and our ability to pay dividends to the holders of our Class A common stock. Changes in market prices for natural gas and electricity may result from many factors that are outside of our control, including the following:

—	weather conditions;

—	seasonality;

—	demand for energy commodities and general economic conditions;

—	disruption of natural gas or electricity transmission or transportation infrastructure or other constraints or inefficiencies;

—	reduction or unavailability of generating capacity, including temporary outages, mothballing, or retirements;

—	the level of prices and availability of natural gas and competing energy sources, including the impact of changes in environmental regulations impacting suppliers;

—	the creditworthiness or bankruptcy or other financial distress of market participants;

—	changes in market liquidity;

—	natural disasters, wars, embargoes, acts of terrorism and other catastrophic events;

—	federal, state, foreign and other governmental regulation and legislation; and

—	demand side management, conservation, alternative or renewable energy sources.

Additionally, significant changes in the pricing methods in the wholesale markets in which we operate could affect our commodity prices. Regulatory policies concerning how markets are structured, how compensation is provided for service, and the kinds of different services that can or must be offered, may change and could have significant impacts on our costs of doing business. For example, the Electric Reliability Council of Texas (“ERCOT”) has recently considered supplementing the existing energy and ancillary service markets with a mandate to purchase installed capacity, which could have the effect of increasing our supply costs. Similarly, ERCOT recently adopted a new reserve imbalance market that will increase prices in certain circumstances. Changes to the prices we pay to acquire commodities and that we are not able to pass along to our customers could materially adversely affect our operations, which could negatively impact our financial results and our ability to pay dividends to the holders of our Class A common stock.

Our financial results may be adversely impacted by weather conditions.

Weather conditions directly influence the demand for and availability of natural gas and electricity and affect the prices of energy commodities. Generally, on most utility systems, demand for natural gas peaks in the winter and demand for electricity peaks in the summer. Typically, when winters are warmer or summers are cooler, demand for energy is lower than expected, resulting in less natural gas and electricity consumption than forecasted. When demand is below anticipated levels due to weather patterns, we may be forced to sell excess supply at prices below our acquisition cost, which could result in reduced margins or even losses.

Conversely, when winters are colder or summers are warmer, consumption may outpace the volumes of natural gas and electricity against which we have hedged, and we may be unable to meet increased demand with storage or swing supply. In these circumstances, we may experience reduced margins or even losses if we are required to purchase additional supply at higher prices. Our failure to accurately anticipate demand due to fluctuations in weather or to effectively manage our supply in response to a fluctuating commodity price environment could negatively impact our financial results and our ability to pay dividends to the holders of our Class A common stock.

Our risk management policies and hedging procedures may not mitigate risk as planned, and we may fail to fully or effectively hedge our commodity supply and price risk exposure against changes in consumption volumes or market rates.

To provide energy to our customers, we purchase the relevant commodity in the wholesale energy markets, which are often highly volatile. Our commodity risk management strategy is designed to hedge substantially all of our forecasted volumes on our fixed-price customer contracts, as well as a portion of the near-term volumes on our variable-price customer contracts. We use both physical and financial products to hedge our fixed-price exposure. The efficacy of our risk management program may be adversely impacted by unanticipated events and costs that we are not able to effectively hedge, including abnormal customer attrition and consumption, certain variable costs associated with electricity grid reliability, pricing differences in the local markets for local delivery of commodities, unanticipated events that impact supply and demand, such as extreme weather, and abrupt changes in the markets for, or availability or cost of, financial instruments that help to hedge commodity price.

We are exposed to basis risk in our operations when the commodities we hedge are sold at different delivery points from the exposure we are seeking to hedge. For example, if we hedge our natural gas commodity price with Chicago basis but physical supply must be delivered to the individual delivery points of specific utility systems around the Chicago metropolitan area, we are exposed to basis risk between the Chicago basis and the individual utility system delivery points. These differences can be significant from time to time, particularly during extreme, unforecasted cold weather conditions. Similarly, in certain of our electricity markets, customers pay the load zone price for electricity, so if we purchase supply to be delivered at a hub, we may have basis risk between the hub and the load zone electricity prices due to local congestion that is not reflected in the hub price. We attempt to hedge basis risk where possible, but hedging instruments are sometimes not economically feasible or available in the smaller quantities that we require.

In addition, we incur costs monthly for ancillary charges such as reserves and capacity in the electricity sector by the ISOs. For instance, the ISOs will charge all retail electricity providers for monthly reserves that the ISO determines are necessary to protect the integrity of the grid. We attempt to estimate such amounts but they are difficult to estimate because they are charged in arrears by the ISOs and are subject to fluctuations based on weather and other market conditions. We may be unable to fully pass the higher cost of ancillary reserves and reliability services through to our customers, and increases in the cost of these ancillary reserves and reliability services could negatively impact our results of operations.

Additionally, assumptions that we use in establishing our hedges may reduce the effectiveness of our hedging instruments. Considerations that may affect our hedging policies include, but are not limited to, human error, assumptions about customer attrition, the relationship of prices at different trading or delivery points, assumptions about future weather, and our load forecasting models.

Many of the natural gas utilities we serve allocate a share of transportation and storage capacity to us as a part of their competitive market operations. We are required to fill our allocated storage capacity with natural gas, which creates commodity supply and price risk. Sometimes we cannot hedge the volumes associated with these assets because they are too small compared to the much larger bulk transaction volumes required for trades in the wholesale market or it is not economically feasible to do so. In some regulatory programs or under some contracts, this capacity may be subject to recall by the utilities, which could have the effect of us being required to access the spot market to cover such recall.

In general, if we are unable to effectively manage our risk management policies and hedging procedures, our financial results and our ability to pay dividends to the holders of our Class A common stock could be adversely affected.

We depend on consistent regulation within a particular utility territory (or state), as well as at the federal level, to permit us to operate in restructured, competitive segments of the natural gas and electricity industries. If competitive restructuring of the natural gas and electricity utility industries is altered, reversed, discontinued or delayed, our business prospects and financial results could be materially adversely affected.

We operate in the highly regulated natural gas and electricity retail sales industry. Regulations may be revised or reinterpreted or new laws and regulations may be adopted or become applicable to us or our operations. Such changes may have a detrimental impact on our business.

In certain restructured energy markets, state legislatures, governmental agencies and/or other interested parties have made proposals to fully or partially re-regulate these markets, which would interfere with our ability to do business. If competitive restructuring of natural gas or electricity markets is altered, reversed, discontinued or delayed, our financial results and our ability to pay dividends to the holders of our Class A common stock could be adversely affected.

The retail energy business is subject to a high level of federal, state and local regulation.

State, federal and local rules and regulations affecting the retail energy business are subject to change, which may adversely impact our business model. Our costs of doing business may fluctuate based on these regulatory changes. For example, many electricity markets have rate caps, and changes to these rate caps by regulators can impact future price exposure. Similarly, regulatory changes can result in new fees or charges that may not have been anticipated when existing retail contracts were drafted, which can create financial exposure. For example, mandates to purchase a certain quantity or type of electricity capacity can create unanticipated costs. Our ability to manage cost increases that result from regulatory changes will depend, in part, on how the “change in law provisions” of our contracts are interpreted and enforced, among other factors.

Operators of systems providing for the delivery of natural gas and electricity maintain detailed tariffs that are kept on file with regulators. These tariffs and market rules applicable to operators are often very long and complex, and often are subject to service provider proposals to change them. We may not be able to prevent adoption of adverse tariff changes. Users of energy delivery systems also have rules and obligations applicable to them that are established by regulators. For instance, transactions involving a shipper’s release of interstate pipeline capacity are subject to regulation at the federal level. Our failure to abide by tariffs, market rules or other delivery system rules may result in fines, penalties and damages.

We are also subject to regulatory scrutiny in all of our markets that can give rise to compliance fees, licensing fees, or enforcement penalties. Regulations vary widely in the markets in which we operate, and these regulations change from time to time. Failure to follow prescribed regulatory guidelines could result in customer complaints and regulatory sanctions.

In addition, regulators are continuously examining certain aspects of our industry. For example, a number of public utility commissions in the northeast are investigating the impact of the harsh weather conditions during the 2013-2014 winter season on consumers in their territories due to the number of consumer complaints attributable to high bills for the winter season and are urging FERC to investigate circumstances during that period in wholesale energy markets. To the extent any of these commissions takes regulatory action to address these complaints, such as imposing limits on products, services, rates or other business limitations, our business prospects in the region could be materially adversely affected.

In addition, door-to-door marketing and outbound telemarketing are a significant part of our marketing efforts. Each of these channels is continually under scrutiny by state and federal regulators and legislators. Additional regulation or restriction of these marketing practices could negatively impact our customer acquisition plan, and therefore our financial results and our ability to pay dividends to the holders of our Class A common stock.

Our business is dependent on retaining licenses in the markets in which we operate.

We generally must apply to the relevant state utility commission to become a retail marketer of natural gas and/or electricity in the markets that we serve. Approval by the state regulatory body is subject to our understanding of and compliance with various federal, state and local regulations that govern the activities of retail marketers. If we fail to comply with any of these regulations, we could suffer certain consequences, which may include:

—	higher customer complaints and increased unanticipated attrition;

—	damage to our reputation with customers and regulators; and

—	increased regulatory scrutiny and sanctions, including fines and termination of our license.

In addition, FERC regulates the sale of wholesale electricity by requiring us and other companies who sell into the wholesale market to obtain market-based rate authority. If that authority were revoked, our financial results and our ability to pay dividends to the holders of our Class A common stock could be materially adversely affected.

Our business model is dependent on continuing to be licensed in existing markets. If we have a license revoked or are not granted renewal of a license, or if our license is adversely conditioned or modified (e.g., by increased bond posting obligations), our financial results could be materially negatively impacted, which could materially negatively impact our financial results and our ability to pay dividends to the holders of our Class A common stock.

Our financial results will fluctuate on a seasonal and quarterly basis.

Our overall operating results fluctuate substantially on a seasonal basis depending on: (1) the geographic mix of our customer base; (2) the concentration of our product mix; (3) the impact of weather conditions on commodity pricing and demand, (4) variability in market prices for natural gas and electricity, and (5) changes in the cost of delivery of such commodities through energy delivery networks. These factors can have material short-term impacts on monthly and quarterly operating results, which may be misleading when considered outside of the context of our annual operating cycle. In addition, our accounts payable and accounts receivable are impacted by seasonality due to the timing differences between when we pay our suppliers for accounts payable versus when we collect from our customers on accounts receivable. We typically pay our suppliers for purchases on a monthly basis. However, it takes approximately two months from the time we deliver the electricity or natural gas to our customers before we collect from our customers on accounts receivable attributable to those supplies. This timing difference could affect our cash flows, especially during peak cycles in the winter and summer months. Furthermore, as a result of the seasonality of our business, we may reserve a portion of our excess cash available for distribution in the first and fourth quarters in order to fund our second and third quarter distributions. Because of the seasonal nature of our business and operating results, it may be difficult for investors to accurately and adequately value our business based on our interim result, which could materially negatively impact our financial results and our ability to pay dividends to the holders of our Class A common stock.

Pursuant to our cash dividend policy, we intend to distribute substantially all of our cash available for distribution through regular quarterly dividends, and our ability to grow and make acquisitions with cash on hand could be limited.

Pursuant to our cash dividend policy, we intend to distribute substantially all of our cash available for distribution through regular quarterly dividends to holders of our Class A common stock, as discussed in more detail in “Cash Dividend Policy.” As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional equity securities in connection with any acquisitions or growth capital expenditures, the payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain our per share dividend rate. We may also rely upon external financing sources, including the issuance of debt and equity securities and borrowings under our new revolving credit facility to fund our acquisitions and growth capital expenditures. The incurrence of bank borrowings or other debt to finance our growth strategy will result in increased interest expense and the imposition of additional or more restrictive covenants, which, in turn, may impact our ability to pay dividends to holders of our Class A common stock. We may decide not to pursue otherwise attractive acquisitions if the projected short-term cash flow from the acquisition or investment is not adequate to service the capital raised to fund the acquisition or investment, after giving effect to our available cash reserves. See “Cash Dividend Policy—General—Our Ability to Fund Our Quarterly Dividend and Reinvest Excess Cash Available for Distribution in Our Growth.”

We may have difficulty retaining our existing customers or obtaining a sufficient number of new customers.

As of May 31, 2014, approximately 59% of our natural gas customers had fixed-price contracts, and the remaining 41% of our natural gas customers had variable-price contracts. As of May 31, 2014, approximately 46% of our electricity customers had fixed-price contracts, and the remaining 54% of our electricity customers had variable-price contracts. A significant decrease in the retail price of natural gas or electricity may cause our customers to switch retail energy service providers during their contract terms to obtain more favorable prices. Although we generally have a right to collect a termination fee from each customer on a fixed-price contract who terminates their contract following such an event, we may not be able to collect the termination fees in full or at all. Our variable-price contracts typically may be terminated by our customers at any time without penalty.

Furthermore, significant ongoing competition exists for customers in the markets where we operate, and we cannot guarantee that we will be able to retain our existing customers or obtain a sufficient number of new customers. We anticipate that we will incur significant costs as we enter new markets and pursue customers by utilizing a variety of marketing methods. In order for us to recover these expenses, we must attract and retain these customers on economic terms and for extended periods. We cannot be certain that our future efforts to retain our customers or secure additional customers will generate sufficient gross margins for us to expand into additional markets or that we will be able to prevent customer attrition and attract new customers in existing markets. If our marketing strategy is not successful, our financial results and our ability to pay dividends to the holders of our Class A common stock could be adversely affected.

We may experience strong competition from local regulated utilities and other competitors.

The markets in which we compete are highly competitive, and we may not be able to compete effectively, especially against established industry competitors and new entrants with greater financial resources. We expect significant competition from local regulated utilities or their retail affiliates and traditional and new retail energy providers with greater financial resources, well established brand names and/or large, existing installed customer bases. In most markets, our principal competitor may be the local regulated utility company or its affiliated retail arm. The local regulated utilities have the advantage of longstanding relationships with their customers, and they may have longer operating histories, better access to data, greater financial and other resources and greater name recognition in their markets than we do. Convincing customers to switch to a new company for the supply of a critical commodity such as natural gas or electricity is a challenge.

In certain markets, local regulated utilities may seek to decrease their tariffed retail rates to limit or to preclude opportunities for retail energy providers to acquire market share, and otherwise seek to establish rates, terms and conditions to the disadvantage of retail energy providers such that these retail energy providers cannot remain competitive in that market. Also, in states where the utility service rate is set through the procurement of energy over a period of months or years, the utility service rate will lag behind market conditions. If energy prices rise significantly above the utility service rate over a prolonged period of time, we may be forced to reduce our operating margins in order to price more competitively with the utility service rate and may experience increased customer attrition, as some customers may switch to the service offer from the utility.

In addition to competition from the local regulated utilities, we face competition from a number of other retail energy providers. We also may face competition from large corporations with similar billing and customer service capabilities, such as telecommunication service providers and nationally branded providers of consumer products and services that have a significant base of existing customers. Many of these competitors or potential competitors are larger than us and have access to more significant capital resources. For example, a larger competitor may be able to incur more costs to acquire customers if its cost of capital is lower than ours. Similarly, marketers with a larger presence in the relevant market or that have interruptible load as part of their customer base may benefit from synergies or scale economies that smaller marketers, or marketers serving only firm customers, cannot obtain. In addition, product offerings that provide a consumer with an alternative source of energy, such as a solar panel, may become more common and indirectly compete with us. If our marketing strategy is not successful, it may affect our financial results and our ability to pay dividends to the holders of our Class A common stock.

The accounting method we use for our hedging activities results in volatility in our quarterly and annual financial results.

We enter into a variety of financial derivative and physical contracts to manage commodity price risk, and we use mark-to-market accounting to account for this hedging activity. Under the mark-to-market accounting method, changes in the fair value of our hedging instruments that are not qualifying or not designated as hedges under accounting rules are recognized immediately in earnings. As a result of this accounting treatment, changes in the forward prices of natural gas and electricity cause volatility in our quarterly and annual earnings, which we are unable to fully anticipate.

In addition to the volatility described above, we could incur volatility from quarter to quarter associated with gains and losses on settled hedges relating to natural gas held in inventory if we choose to hedge the summer-winter spread on our retail allocated storage capacity. We typically purchase natural gas inventory and store it from April to October for withdrawal from November through March. Since a portion of the inventory is used to satisfy delivery obligations to our fixed-price customers over the winter months, we hedge the associated price risk using derivative contracts. Any gains or losses associated with settled derivative contracts are reflected in the statement of operations as a component of cost of goods sold.

Increased collateral requirements in connection with our supply activities may restrict our liquidity which could limit our ability to grow our business or pay dividends.

Our contractual agreements with certain local regulated utilities and our supplier counterparties require us to maintain restricted cash balances or letters of credit as collateral for credit risk or the performance risk associated with the future delivery of natural gas or electricity. These collateral requirements may increase as we grow our customer base. Collateral requirements will increase based on the volume or cost of the commodity we purchase in any given month and the amount of capacity or service contracted for with the local regulated utility. Significant changes in market prices also can result in fluctuations in the collateral that local regulated utilities or suppliers require. The effectiveness of our operations and future growth, and our ability to pay dividends to the holders of our Class A common stock depend in part on the amount of cash and letters of credit available to enter into or maintain these contracts. The cost of these arrangements may be affected by changes in credit markets, such as interest rate spreads in the cost of financing between different levels of credit ratings. These liquidity requirements may be greater than we anticipate or are able to meet and therefore could limit our ability to grow our business or pay dividends to the holders of shares of our Class A common stock.

Our supply contracts expose us to counterparty credit risk.

We do not independently produce natural gas and electricity and depend upon third parties for our supply. If the counterparties to our supply contracts are unable to perform their obligations, we may suffer losses, including as a result of being unable to secure replacement supplies of natural gas or electricity on a timely and cost-effective basis or at all. If we cannot identify alternative supplies of natural gas or electricity, or secure natural gas or electricity in a timely fashion, our financial results and our ability to pay dividends to the holders of our Class A common stock could be adversely affected.

We are subject to direct credit risk for certain customers who may fail to pay their bills as they become due.

We bear direct credit risk related to our customers located in markets that have not implemented POR programs as well as indirect credit risk in those POR markets that pass collection efforts along to us after a specified non-payment period. For the year ended December 31, 2013, customers in non-POR markets represented approximately 53% of our retail revenues. We generally have the ability to terminate contracts with customers in the event of non-payment, but in most states in which we operate we cannot disconnect their natural gas or electricity gas service. In POR markets where the local regulated utility has the ability to return non-paying customers to us after specified periods, we may realize a loss for one to two billing periods until we can terminate these customers’ contracts. We may also realize a loss on fixed-price customers in this scenario due to the fact that we will have already fully hedged the customer’s expected commodity usage for the life of the contract. Even if we terminate service to customers who fail to pay their bill, we remain liable to our suppliers of natural gas and electricity for the cost of those commodities. Furthermore, in the Texas market, we are responsible for billing the distribution charges for the local regulated utility and are at risk for these charges, in addition to the cost of the commodity, in the event customers fail to pay their bills. Changing economic factors, such as rising unemployment rates and energy prices also result in a higher risk of customers being unable to pay their bills when due.

The failure of our customers to pay their bills or our failure to maintain adequate billing and collection procedures could adversely affect our financial results and our ability to pay dividends to the holders of our Class A common stock.

We are subject to credit, operational and financial risks related to certain local regulated utilities that provide billing services and guarantee the customer receivables for their markets.

In POR markets, we rely on the local regulated utility to purchase our customer accounts receivable and to perform timely and accurate billing. POR markets represented approximately 47% of our retail revenues for the year ended December 31, 2013. As our business grows, the portion of customers we serve in POR markets could increase. The bankruptcy of a local regulated utility could result in a default in such local regulated utility’s payment obligations to us, or efforts to reject contracts for service that they have with us if they believe there is a high value alternative opportunity.

In POR markets where local regulated utilities purchase our receivables and in certain other markets, local regulated utilities are responsible for billing services. Local regulated utilities that provide billing services rely on us for accurate and timely communication of contract rates and other information necessary for accurate billing to customers. The number of territories within which we provide natural gas and electricity supply poses a constant challenge that demands considerable management, personnel and information system resources. Each territory requires unique and often varied electronic data interface systems. Rules that govern the exchange of data may be changed by the local regulated utilities. In certain instances, we must rely on manual processes and procedures to communicate data to local regulated utilities for inclusion in customer bills. In addition, some utilities may experience difficulty in providing accurate, timely data when changing metering equipment (e.g., from manually-read to telemetry). Failure to provide accurate data to local regulated utilities on a timely basis could result in underpayment or nonpayment by our customers, and therefore adversely affect our financial results and our ability to pay dividends to the holders of our Class A common stock.

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations or pay dividends. It could also expose us to the risk of increased interest rates and limit our ability to react to changes in the economy or our industry as well as impact our cash available for distribution.

In connection with the closing of the offering, we expect to enter into a new $70.0 million senior secured revolving credit facility, which we refer to as our new revolving credit facility. We expect to have approximately $10.0 million of indebtedness outstanding under our new revolving credit facility and approximately $15.0 million in issued letters of credit following this offering. Any debt we incur under our new revolving credit facility or otherwise could have important negative consequences on our financial condition, including:

—	increasing our vulnerability to general economic and industry conditions;

—	requiring cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to pay dividends to holders of our Class A common stock or to use our cash flow to fund our operations, capital expenditures and future business opportunities;

—	limiting our ability to fund operations or future acquisitions;

—	restricting our ability to make certain distributions with respect to our capital stock and the ability of our subsidiaries to make certain distributions to us, in light of restricted payment and other financial covenants, including requirements to maintain certain financial ratios, in our credit facilities and other financing agreements;

—	exposing us to the risk of increased interest rates because borrowings under our new revolving credit facility will be at variable rates of interest; and

—	limiting our ability to obtain additional financing for working capital including collateral postings, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes.

Our new revolving credit facility will contain financial and other restrictive covenants that may limit our ability to return capital to stockholders or otherwise engage in activities that may be in our long-term best interests. Our inability to satisfy certain financial covenants could prevent us from paying cash dividends, and our failure to comply with those and other covenants could result in an event of default which, if not cured or waived, may entitle the lenders to demand repayment or enforce their security interests, which could negatively impact our financial results and our ability to pay dividends to the holders of our Class A common stock.

We depend on the accuracy of data in our billing systems. Inaccurate data could have a negative impact on our results of operations, financial condition, cash flows and reputation with customers and/or regulators.

We depend on the accuracy and timeliness of customer billing, collections and consumption information in our information systems. We rely on many internal and external sources for this information, including:

—	our internal marketing, pricing and customer operations functions; and

—	various local regulated utilities and independent system operators (“ISOs”) for volume or meter read information, certain billing rates and billing types (e.g., budget billing) and other fees and expenses.

Inaccurate or untimely information, which may be outside of our direct control, could result in:

—	inaccurate and/or untimely bills sent to customers;

—	inaccurate accounting and reporting of customer revenues, gross margin and accounts receivable activity;

—	inaccurate measurement of usage rates, throughput and imbalances;

—	customer complaints; and

—	increased regulatory scrutiny.

We may become liable for incorrectly calculating taxes, and certain of our charges may become uncollectable due to billing errors. Although customers are responsible for the payment of taxes related to the sales of natural gas and electricity, we estimate the amount of taxes they owe and invoice our customers through our billing process. We subsequently remit those taxes to the relevant taxing authorities. If we were to later determine that the amount we billed them for taxes was insufficient, we would not be able to recover the difference from them and would ultimately be responsible for those costs. Additionally, some of the markets in which we operate require us to bill customers within a specific period of time. If we do not bill our customer within that period of time, the customer may not be obligated to pay us.

Regulations in the restructured markets in which we operate require that meter reading be performed by the local regulated utility; and we are required to rely on the local regulated utility to provide us with our customers’ information regarding energy usage. Our inability to obtain this usage information or confirm information received from the utilities could negatively impact our billing systems and reputation with customers and, therefore, our financial results and our ability to pay dividends to the holders of our Class A common stock.

Information management systems could prove unreliable.

We operate in a high volume business with an extensive array of data interchanges and market requirements. We are highly dependent on our information management systems to track, monitor and correct or otherwise verify a high volume of data to ensure the reported financial results and our forecasting efforts are accurate. Our information management systems are designed to help us forecast new customer enrollments and their energy requirements, which helps ensure that we are able to supply new customers estimated average energy requirements without exposing us to excessive commodity price risk.

We may be subject to disruptions in our information flow arising out of events beyond our control, such as natural disasters, epidemics, failures in hardware or software, power fluctuations, telecommunications and other similar disruptions. In addition, our information management systems may be vulnerable to computer viruses, incursions by intruders or hackers and cyber terrorists and other similar disruptions. The failure of our information management systems to perform as anticipated for any reason or any significant breach of security could disrupt our business and result in numerous adverse consequences, including reduced effectiveness and efficiency of our operations, inappropriate disclosure of confidential information and increased overhead costs, all of which could impact our financial results and our ability to pay dividends to the holders of our Class A common stock.

We depend on local transportation and transmission facilities of third parties to supply our customers. Our financial results may be adversely impacted if transportation and transmission availability is limited or unreliable.

We depend on transportation and transmission facilities owned and operated by local regulated utilities and other energy companies to deliver the natural gas and electricity we sell to customers. Under the regulatory structures adopted in most jurisdictions, we are required to enter into agreements with regulated local regulated utilities for use of the local distribution systems and to establish functional data interfaces necessary to serve our customers. Any delay in the negotiation of such agreements or inability to enter into reasonable agreements could delay or negatively impact our ability to serve customers in those jurisdictions. Additionally, failure to coordinate upstream and downstream receipts and deliveries on an energy transportation network can result in significant penalties. Any of these factors could have an adverse impact on our financial results and our ability to pay dividends to the holders of our Class A common stock.

We also depend on local regulated utilities for maintenance of the infrastructure through which we deliver natural gas and electricity to our customers. We are unable to control the level of service the utilities provide to our customers, including the timeliness and effectiveness of upkeep and repairs to infrastructure. Any infrastructure failure that interrupts or impairs delivery of electricity or natural gas to our customers could cause customer dissatisfaction, which could adversely affect our business. If transportation or transmission/distribution is disrupted, or if transportation or transmission/distribution capacity is inadequate, our ability to sell and deliver products may be hindered. Such disruptions could also hinder our providing electricity or natural gas to our customers and adversely impact our risk management policies, hedge contracts, our financial results and our ability to pay dividends to the holders of our Class A common stock.

In addition, the power generation and transmission/distribution infrastructure in the United States is very complex. Maintaining reliability of the infrastructure requires appropriate oversight by regulatory agencies, careful planning and design, trained and skilled operators, sophisticated information technology and communication systems, ongoing monitoring and, where necessary, improvements to various components of the infrastructure, including with regard to security. Major electric power blackouts are possible, which could disrupt electrical service for extended periods of time to large geographic regions of the United States. If such a major blackout were to occur, we may be unable to deliver electricity to our customers in the affected region, which would have an adverse impact our financial results and our ability to pay dividends to the holders of our Class A common stock.

The adoption of derivatives legislation by Congress will continue to have an adverse impact on our ability to hedge risks associated with our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), enacted on July 21, 2010, established federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. Although we qualify for the end-user exception to the mandatory clearing requirements for swaps to hedge our commercial risks, the application of the mandatory clearing and trade execution requirements to other market participants, such as swap dealers, has changed the cost and availability of the swaps that we use for hedging. In addition, the Act requires that regulators establish margin rules for uncleared swaps. CFTC Rules that require end users to post initial or variation margin impact liquidity and reduce cash available to us.

The full impact of the Act and related regulatory requirements upon our business will not be known until the regulations are implemented and the market for derivatives contracts has adjusted. The Act and any new regulations could significantly increase the cost of derivative transactions, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks that we encounter, reduce our ability to monetize or restructure our existing derivative contracts or increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the Act and related regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Any of these consequences could have a material adverse effect our financial results and our ability to pay dividends to the holders of our Class A common stock.

We may not be able to manage our growth successfully, which could strain our liquidity and other resources and lead to poor customer satisfaction with our services.

The growth of our operations will depend upon our ability to expand our customer base in our existing markets and to enter new markets in a timely manner at reasonable costs. As we expand our operations, we may encounter difficulties implementing new product offerings or integrating new customers and employees as well as any legacy systems of acquired entities.

We may experience difficulty managing the growth of a portfolio of customers that is diverse with respect to the types of service offerings, applicable market rules and the infrastructure for product delivery. We also may experience difficulty integrating an acquired company’s personnel and operations, or key personnel of the acquired company may decide not to work for us. Furthermore, if we acquire the residential or commercial businesses of an incumbent local regulated utility or other energy provider in a particular market, the customers of that business may not be under any obligation to use our services. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our cash flows.

Expanding our operations could result in increased liquidity needs to support working capital for the purchase of natural gas and electricity supply to meet our customers’ needs, for the credit requirements of forward physical supply and for generally higher operating expenses. Expanding our operations also may require continued development of our operating and financial controls and may place additional stress on our management and operational resources. If we are unable to manage our growth and development successfully, this could affect our financial results and our ability to pay dividends to the holders of our Class A common stock.

Our success depends on key members of our management, the loss of whom could disrupt our business operations.

We depend on the continued employment and performance of key management personnel. A number of our senior executives have substantial experience in consumer and energy markets that have undergone regulatory restructuring and have extensive risk management and hedging expertise. We believe their experience is important to our continued success. We do not maintain key life insurance policies for our executive officers. If our key executives do not continue in their present roles and are not adequately replaced, our financial results and our ability to pay dividends to the holders of our Class A common stock could be adversely affected.

We rely on a capable, well-trained workforce to operate effectively. Retention of employees with strong industry or operational knowledge is essential to our ongoing success.

Many of the employee positions within our customer operations, energy supply, information systems, pricing, marketing, risk management and finance functions require extensive industry, operational, regulatory or financial experience or skills that may not be easily replaced if an employee were to leave employment with us. While some normal employee turnover is expected, high turnover could strain our ability to manage our ongoing operations as well as inhibit organic and acquisition growth.

We rely on a third party vendor for our customer billing and transactions platform which exposes us to third party performance risk.

We have outsourced our back office customer billing and transactions functions to a third party, and we rely heavily on the continued performance of that vendor under the outsourcing agreement. Failure of our vendor to operate in accordance with the terms of the outsourcing agreement or the vendor’s bankruptcy or other event that prevents it from performing under our outsourcing agreement could have a material adverse effect on our financial results and our ability to pay dividends to the holders of our Class A common stock.

The failures or questionable activities of various local regulated utilities and other retail marketers within the markets that we serve adversely impact us.

A general positive perception on the part of customers and regulators of utilities and retail energy providers in general, and of us in particular, is essential for our continued growth and success. Questionable pricing, billing, collections, marketing or customer service practices on the part of any utility or retail marketer, or unsuccessful implementation of competitive energy programs can damage the reputation of all market participants, which could result in lower customer renewals and impact our ability to sign-on new customers. Any utility or retail marketer that defaults on its obligations to its customers, suppliers, lenders, hedge counterparties, or employees can have similar impacts on the retail energy industry as a whole and on our operations in particular. Any of these factors could affect our financial results and our ability to pay dividends to the holders of our Class A common stock.

A large portion of our current customers are concentrated in a limited number of states, making us vulnerable to customer concentration risks.

As of May 31, 2014, approximately 86% of our customers were located in five states. Specifically, 29%, 28%, 13%, 11% and 5% of our customers were located in Illinois, California, Texas, New York and Pennsylvania, respectively. If we are unable to increase our market share across other competitive markets or enter into new competitive markets effectively, we may be subject to continued or greater customer concentration risk. In addition, if any of the states that contain a large percentage of our customers were to reverse regulatory restructuring or change the regulatory environment in a manner that causes us to be unable to economically operate in that state, our financial results and our ability to pay dividends to the holders of our Class A common stock could be adversely affected.

Increases in state renewable portfolio standards or an increase in the cost of renewable energy credit and carbon offsets may adversely impact the price, availability and marketability of our products.

Pursuant to state renewable portfolio standards, we must purchase a specified amount of renewable energy credits, or RECs, based on the amount of electricity we sell in a state in a year. In addition, we have contracts with certain customers which require us to purchase RECs or carbon offsets. If a state increases its renewable portfolio standards, the demand for RECs within that state will increase and therefore the market price for RECs could increase. We attempt to forecast the price for the required RECs and carbon offsets at the end of each month and incorporate this forecast into our customer pricing models, but the price paid for RECs and carbon offsets may be higher than forecasted. We may be unable to fully pass the higher cost of RECs through to our customers, and increases in the price of RECs may decrease our results of operations and affect our ability to compete with other energy retailers that have not contracted with customers to purchase RECs or carbon offsets. Further, a price increase for RECs or carbon offsets may require us to decrease the renewable portion of our energy products, which may result in a loss of customers. A further reduction in benefits received by local regulated utilities from production tax credits in respect of renewable energy may adversely impact the availability to us, and marketability by us, of renewable energy under our brands. Accordingly, such decrease may result in reduced revenue and may negatively impact our financial results and our ability to pay dividends to the holders of our Class A common stock.

The suppliers from which we purchase our natural gas and electricity are subject to environmental laws and regulations that impose extensive and increasingly stringent requirements on their operations.

The assets of the suppliers from which we purchase natural gas and electricity are subject to numerous and significant federal, state and local laws, including statutes, regulations, guidelines, policies, directives and other requirements governing or relating to, among other things: protection of wildlife, including threatened and endangered species; air emissions; discharges into water; water use; the storage, handling, use, transportation and distribution of dangerous goods and hazardous, residual and other regulated materials, such as chemicals; the prevention of releases of hazardous materials into the environment; the prevention, presence and remediation of hazardous materials in soil and groundwater, both on and offsite; land use and zoning matters; and workers’ health and safety matters. Environmental laws and regulations have generally become more stringent over time. Significant costs may be incurred for capital expenditures under environmental programs to keep the assets compliant with such environmental laws and regulations, which could have a material adverse impact on the businesses of our producers, which may increase the prices they charge us for natural gas and electricity and have a material adverse effect on our financial results and our ability to pay dividends to the holders of our Class A common stock.

Technological improvements and changing consumer preferences could reduce demand and alter consumption patterns.

Technological improvements in energy efficiency could potentially reduce the overall demand for natural gas and electricity. Additionally, increased competitiveness of alternative energy sources or consumer preferences that alter fuel choices could potentially reduce the demand for natural gas and electricity. A prolonged decrease in demand for natural gas and electricity in the retail energy markets would adversely affect our financial results and our ability to pay dividends to the holders of our Class A common stock.

We employ independent contractors to broker sales for which they receive residual commissions. The residual commissions paid to independent contractors could adversely affect our operating margins and financial performance, particularly if our costs rise and we do not adjust our pricing strategy.

Some of our independent contractors earn ongoing residual commissions. Residual commissions are calculated based on a fixed percentage of revenues attributable to a customer’s energy consumption, without regard to our wholesale supply costs. Should our supply costs rise, our operating margins, financial results and our ability to pay dividends to the holders of our Class A common stock could be adversely affected.

Our access to marketing channels may be contingent upon the viability of our telemarketing and door-to-door agreements with our vendors.

Our vendors are essential to our telemarketing and door-to-door sales activities. Our ability to increase revenues in the future will depend significantly on our access to high quality vendors. If we are unable to attract new vendors and retain existing vendors to achieve our marketing targets, our growth may be materially reduced. There can be no assurance that competitive conditions will allow these vendors and their independent contractors to continue to successfully sign up new customers. Further, if our products are not attractive to, or do not generate sufficient revenue for, our vendors, we may lose our existing relationships, which would have a material adverse effect on our business, revenues, results of operations and financial condition, as well as our ability to pay dividends to the holders of our Class A common stock. In addition, the decline in landlines reduces the number of potential customers that may be reached by our telemarketing efforts and as a result our telemarketing sales channel may become less viable, which may materially impact our financial results and our ability to pay dividends to the holders of our Class A common stock.

Our vendors may expose us to risks.

We are subject to reputational risks that may arise from the actions of our vendors and their independent contractors that are wholly or partially beyond our control, such as violations of our marketing policies and procedures as well as any failure to comply with applicable laws and regulations. If our vendors engage in marketing practices that are not in compliance with local laws and regulations, we may be in breach of applicable laws and regulations which may result in regulatory proceeding, disadvantageous conditioning of our energy retailer license, or the revocation of our energy retailer license, which would materially impact our financial results and our ability to pay dividends to the holders of our Class A common stock. In addition, the independent contractors of our vendors may consider us to be their employer and seek compensation.

Risks Related to the Offering and our Class A Common Stock

We expect to have shortfalls of cash available for distribution from operating cash flows in certain quarters during the four quarters following the closing of the offering, and we may not be able to continue paying our targeted quarterly dividend to the holders of our Class A common stock in the future.

The amount of our cash available for distribution principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

—	changes in commodity prices, which may be driven by a variety of factors, including, but not limited to, weather conditions, seasonality and demand for energy commodities and general economic conditions;

—	the level and timing of customer acquisition costs we incur;

—	the level of our operating and general and administrative expenses;

—	seasonal variations in revenues generated by our business;

—	our debt service requirements and other liabilities;

—	fluctuations in our working capital needs;

—	our ability to borrow funds and access capital markets;

—	restrictions contained in our debt agreements (including our new revolving credit facility);

—	abrupt changes in regulatory policies; and

—	other business risks affecting our cash flows.

As a result of these and other factors, we cannot guarantee that we will have sufficient cash generated from operations to pay a specific level of cash dividends to holders of our Class A common stock.

Consistent with our forecast, due to the seasonality of our retail natural gas business, we expect to generate the substantial majority of our cash available for distribution in the first and fourth quarters of each year. In addition, we anticipate continuing to incur increased customer acquisition costs over the first nine months of 2014, which is consistent with our growth strategy. As a result of seasonality and our increased customer acquisition costs, we may not have sufficient cash available for distribution from the third quarter of 2014 to cover the pro-rated quarterly dividend for that period (calculated from the closing date of this offering through and including September 30, 2014). For a summary of historical unaudited pro forma cash available for distribution and estimated cash available for distribution, including pro forma historical and anticipated shortfalls, please read “Cash Dividend Policy” under “—Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013,” “—Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015” and “—General Considerations and Risks—Cash Available for Distribution for the Third Quarter of 2014.”

Furthermore, holders of our Class A common stock should be aware that the amount of cash available for distribution depends primarily on our cash flow, and is not solely a function of profitability, which is affected by non-cash items. We may incur other expenses or liabilities during a period that could significantly reduce or eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock during the period. Because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us. We will be entitled to pay cash dividends to the holders of the Class A common stock and Spark HoldCo will be entitled to make cash distributions to NuDevco and us so long as: (a) no default exists or would result from such a payment; (b) Spark HoldCo, SE and SEG are in pro forma compliance with all financial covenants before and after giving effect to such payment and (c) the outstanding amount of all loans and letters of credit does not exceed borrowing base limits. Finally, dividends to holders of our Class A common stock will be paid at the discretion of our board of directors. Our board of directors may decrease the level of or entirely discontinue payment of dividends. For a description of additional restrictions and factors that may affect our ability to pay cash dividends, please see “Cash Dividend Policy.”

The assumptions underlying the forecast presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for dividends to differ materially from our forecast.

The forecast presented elsewhere in this prospectus is based on our current business operations and was prepared using assumptions that our management believes are reasonable. See “Cash Dividend Policy—Significant Forecast Assumptions.” These include assumptions regarding our customer acquisition strategy, the seasonality of our business, the effectiveness of our hedging program, our natural gas and electricity revenues, our operating costs and expenses, interest expense, our asset optimization activities, income tax expense and regulatory, industry and economic factors. The forecast assumes that no unexpected risks will materialize during the forecast period. Any one or more of these assumptions may prove to be incorrect, in which case our actual results of operations will be different from, and possibly materially worse than, those contemplated by the forecast. There can be no assurance that the assumptions underlying the forecast presented elsewhere in this prospectus will prove to be accurate. Actual results for the forecast period will likely vary from the forecasted results and those variations may be material. We make no representation that actual results achieved in the forecast period will be the same, in whole or in part, as those forecasted herein or that we will be able to pay dividends on our targeted levels or at all.

We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Spark HoldCo and we are accordingly dependent upon distributions from Spark HoldCo to pay dividends, pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses under the Spark HoldCo LLC Agreement.

We are a holding company and will have no material assets other than our equity interest in Spark HoldCo. Please see “Corporate Reorganization.” We have no independent means of generating revenue. The Spark HoldCo LLC Agreement provides, to the extent Spark HoldCo has available cash and is not prevented by restrictions in any of its credit agreements, for distributions pro rata to its unitholders, including us, such that we receive an amount of cash sufficient to pay the estimated taxes payable by us, the targeted quarterly dividend we intend to pay holders of our Class A common stock, and payments under the Tax Receivable Agreement we will enter into with Spark HoldCo, NuDevco Retail Holdings and NuDevco Retail. In addition, Spark HoldCo will pay for our corporate and other overhead expenses pursuant to the Spark HoldCo LLC Agreement. To the extent that we need funds and Spark HoldCo or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our financial results and our ability to pay dividends to the holders of our Class A common stock.

Market interest rates may have an effect on the value of our Class A common stock.

One of the factors that will influence the price of shares of our Class A common stock will be the effective dividend yield of such shares (i.e., the yield as a percentage of the then market price of our shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our Class A common stock to expect a higher dividend yield, and our inability to increase our dividend as a result of an increase in borrowing costs, insufficient cash available for distribution or otherwise, could result in selling pressure on, and a decrease in the market price of, our Class A common stock as investors seek alternative investments with higher yield.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our Class A common stock was not traded in any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

—	our operating and financial performance and changes in our per share distribution levels;

—	our retail gross margin and our asset optimization activities;

—	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

—	the public reaction to our press releases, our other public announcements and our filings with the SEC;

—	strategic actions by our competitors;

—	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

—	speculation in the press or investment community;

—	the failure of research analysts to cover our Class A common stock;

—	sales of our Class A common stock by us, our stockholders, or the perception that such sales may occur;

—	changes in accounting principles, policies, guidance, interpretations or standards;

—	additions or departures of key management personnel;

—	actions by our stockholders;

—	general market conditions, including fluctuations in commodity prices;

—	domestic and international economic, legal and regulatory factors unrelated to our performance; and

—	the realization of any risks described in this prospectus, including under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and negatively impact our financial results and our ability to pay dividends to the holders of our Class A common stock.

Our principal shareholder will collectively hold a substantial majority of the voting power of our common stock.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation and bylaws. Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), NuDevco will own all of our Class B common stock (representing 78.18% of our combined voting power).

NuDevco is entitled to act separately in its own interest with respect to its investment in us. NuDevco will have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, NuDevco will be able to determine the outcome of all matters requiring shareholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company. The existence of a significant shareholder may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.

So long as NuDevco continues to control a significant amount of our common stock, it will continue to be able to strongly influence all matters requiring shareholder approval, regardless of whether other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of NuDevco may differ or conflict with the interests of our other stockholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling shareholder.

We will be a “controlled company” under NASDAQ Global Select Market rules, and as such we are entitled to an exemption from certain corporate governance standards of the NASDAQ Global Select Market, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Global Select Market corporate governance requirements.

We will qualify as a “controlled company” within the meaning of Nasdaq Global Select Market corporate governance standards because NuDevco will control more than 50% of our voting power following this offering. Under NASDAQ Global Select Market rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement to have a nominating/corporate governance committee composed entirely of independent directors and a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement to have a compensation committee composed entirely of independent directors and a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating/corporate governance and compensation committees.

In light of our status as a controlled company, our board of directors has determined to take partial advantage of the controlled company exemption. Our board of directors has determined not to have a nominating and corporate governance committee and that our compensation committee will not consist entirely of independent directors. As a result, non-independent directors may among other things, appoint future members of our board of directors, resolve corporate governance issues, establish salaries, incentives and other forms of compensation for officers and other employees and administer our incentive compensation and benefit plans.

Accordingly, in the future, you may not have the same protections afforded to shareholders of companies that are subject to all of NASDAQ Global Select Market corporate governance requirements. For a description of our expected corporate governance practices, please see “Management—Controlled Company.”

We have engaged in transactions with our affiliates and expect to do so in the future. The terms of such transactions and the resolution of any conflicts that may arise may not always be in our or our stockholders’ best interests.

We have engaged in transactions and expect to continue to engage in transactions with affiliated companies, as described under the caption “Certain Relationships and Related Party Transactions.” We will continue to enter into back-to-back transactions for the sale of natural gas from an affiliate. We will also continue to pay certain expenses on behalf of several of our affiliates for which we will seek reimbursement. We will also continue to share our corporate headquarters with certain affiliates. We cannot assure that our affiliates will reimburse us for the costs we have incurred on their behalf or perform their obligations under any of these contracts.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us.

In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

—	provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Our staggered board may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors;

—	provide that the authorized number of directors may be changed only by resolution of the board of directors;

—	provide that all vacancies in our board, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

—	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without shareholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

—

provide that at any time after the first date upon which W. Keith Maxwell III no longer beneficially owns more than fifty percent of the outstanding Class A common stock and Class B common stock, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting);

—	provide that at any time after the first date upon which W. Keith Maxwell III no longer beneficially owns more than fifty percent of the outstanding Class A common stock and Class B common stock, special meetings of our shareholders may only be called by the board of directors, the chief executive officer or the chairman of the board (prior to such time, special meetings may also be called by our Secretary at the request of holders of record of fifty percent of the outstanding Class A common stock and Class B common stock);

—	provide that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our outstanding stock entitled to vote thereon;

—	provide that our amended and restated bylaws can be amended by the board of directors; and

—	establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. These requirements may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.

In addition, in our amended and restated certificate of incorporation, we have elected not to be subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”) regulating corporate takeovers until the date on which W. Keith Maxwell III no longer beneficially owns in the aggregate more than fifteen percent of the outstanding Class A common stock and Class B common stock. On and after such date, we will be subject to the provisions of Section 203 of the DGCL.

In addition, certain change of control events have the effect of accelerating the payment due under our Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Future sales of our Class A common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

Subject to certain limitations and exceptions, NuDevco may exchange its Spark HoldCo units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may issue additional shares of Class A common stock or convertible securities in subsequent public offerings. After the completion of this offering, we will have 3,000,000 outstanding shares of Class A common stock, and 10,750,000 outstanding shares of Class B common stock. Following the completion of this offering, NuDevco will own 10,750,000 shares of Class B common stock, representing approximately 78.18% of our total outstanding common stock (or 10,300,000 shares of Class B common stock, representing approximately 74.91% of our total outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriting,” but may be sold into the market in the future. We expect that NuDevco Retail Holdings and NuDevco Retail will each be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Employees will be subject to certain restrictions on the sale of their shares for 180 days after the date of this prospectus; however, after such period, and subject to compliance with the Securities Act or exemptions therefrom, these employees may sell such shares into the public market. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 1,375,000 shares of our Class A common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances or sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock. Our amended and restated certificate of incorporation allows us to issue up to an additional 186,250,000 shares of equity securities, including securities ranking senior to our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

Our directors and executive officers have entered into lock-up agreements with respect to their Class A common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effective date of the registration statement of which this prospectus forms a part. Please see “Underwriting.” Robert W. Baird & Co. Incorporated at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then Class A common stock will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

We will enter into a Tax Receivable Agreement with Spark HoldCo, NuDevco Retail Holdings and NuDevco Retail. This agreement will generally provide for the payment by us to NuDevco of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increase resulting from the purchase by Spark Energy, Inc. of Spark HoldCo units from NuDevco Retail Holdings prior to or in connection with this offering, (ii) any tax basis increases resulting from the exchange of Spark HoldCo units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of Spark HoldCo units for cash pursuant to the Cash Option) and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return.

Spark Energy, Inc. may be required to defer or partially defer any payment due to holders of rights under the Tax Receivable Agreement in certain circumstances during the five-year period commencing on October 1, 2014. Following the expiration of the five-year deferral period, Spark Energy, Inc. will be obligated to pay any outstanding deferred TRA Payments. While this payment obligation is subject to certain limitations described elsewhere in this prospectus, the obligation may nevertheless be significant and could adversely affect our liquidity and ability to pay dividends to the holders of our Class A common stock. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Spark HoldCo. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement by making the termination payment specified in the agreement.

The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges of Spark HoldCo units, the price of Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the Tax Receivable Agreement constituting imputed interest or depletable, depreciable or amortizable basis. We expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial.

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Spark HoldCo or us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

If we elect to terminate the Tax Receivable Agreement early or it is terminated early due to certain mergers or other changes of control, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits subject to the Tax Receivable Agreement, which calculation of anticipated future tax benefits will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumption that we have sufficient taxable income to fully utilize such benefits and that any Spark HoldCo units that NuDevco or its permitted transferees own on the termination date are deemed to be exchanged on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of such future benefits.

In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control due to the additional transaction cost a potential acquirer may attribute to satisfying such obligations. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payment would be approximately $66.9 million (calculated using a discount rate equal to the 30-year LIBOR swap rate, plus 200 basis points). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

We will incur increased costs as a result of being a public company.

As a publicly traded company with listed equity securities, we will need to comply with new laws, regulations and requirements, including corporate governance provisions of the Sarbanes-Oxley Act of 2002, and rules and regulations of the SEC and the NASDAQ. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources, which could adversely affect our business, financial condition and ability to pay dividends to the holders of our Class A common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As a result of becoming a public company, we will be obligated to design and operate proper and effective internal control over financial reporting and to report our financial results in a timely fashion. If our internal control over financial reporting is determined to be ineffective or we fail to meet financial reporting deadlines, investor confidence in our company, and our Class A common stock price, may be adversely affected.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will however be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weakness in internal control over financial reporting identified by our management and our independent registered public accounting firm. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Also, as a private company, we have not previously been required to prepare quarterly financial statements, nor have we been required to generate financial statements in the time frames mandated for public companies by the Commission’s reporting requirements. We are currently evaluating our internal control over financial reporting for purposes of complying with our obligations as a public company.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the end of the fiscal year after we are no longer an “emerging growth company” under the JOBS Act, which may be for up to five fiscal years after the completion of this offering.

Upon our further review and analysis of information related to our unaudited condensed interim combined financial statements as of and for the three months ended March 31, 2014, included in our previous Form S-1 as filed with the Securities and Exchange Commission, we identified errors in our retail revenues and retail cost of revenues due to inaccurate data and assumptions used in estimating the recorded amounts of retail sales, retail costs of revenues and related imbalances for the three months ended March 31, 2014. Our unaudited condensed interim combined financial statements as of and for the three-months ended March 31, 2014, included herein have been restated to correct the related errors. We also determined there is a material weakness in our internal control over financial reporting as of March 31, 2014 due to the lack of internal controls designed to ensure that estimated retail revenues, cost of revenues and related imbalances are based on complete and accurate data and assumptions on a timely basis. See Note 1 to our unaudited condensed interim combined financial statements beginning on page F-41.

We are implementing further controls to more precisely estimate and validate our recorded estimated retail revenues, retail cost of revenues and related imbalances in accordance with U.S. GAAP and on a timeline that ensures we can prepare our financial statements on a timely basis in compliance with reporting timelines under the Exchange Act, however, there is no guarantee that these controls will be effective. We also believe that we will need to expand our accounting resources, including the size and expertise of our internal accounting team, to effectively execute a quarterly close process on an appropriate time frame for a public company. In the event that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the trading price of our Class A common stock could decline.

Our amended and restated certificate of incorporation limits the fiduciary duties of one of our directors and certain of our affiliates and restricts the remedies available to our stockholders for actions taken by Mr. Maxwell or certain of our affiliates that might otherwise constitute breaches of fiduciary duty.

Our amended and restated certificate of incorporation contains provisions that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, NuDevco Partners, LLC, NuDevco Partners Holdings, LLC and W. Keith Maxwell III, or any of their officers, directors, agents, shareholders, members, affiliates and subsidiaries (other than a director or officer of the Company who is presented an opportunity solely in his capacity as a director or officer). Because of this provision, these persons and entities have no obligation to offer us those investments or opportunities that are offered to them in any capacity other than solely as an officer or director of the Company. If one of these persons or entities pursues a business opportunity instead of presenting the opportunity to the Company, we will not have any recourse against such person or entity for a breach of fiduciary duty.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $46.7 million after deducting estimated underwriting discounts and commissions, structuring fees and estimated offering expenses of approximately $7.3 million, in the aggregate.

We intend to use net proceeds of this offering to acquire Spark HoldCo units representing approximately 21.82% of the outstanding Spark HoldCo units after this offering from NuDevco Retail Holdings and to repay the NuDevco Note. Accordingly, we will not retain any of the net proceeds from this offering. The NuDevco Note has an initial principal amount of $50,000, bears interest at a rate of 3.0% per annum, and was issued by us as consideration for NuDevco Retail Holdings’ transfer to us of 2,778 Spark HoldCo units as described in “Prospectus Summary—Corporate Reorganization.”

We have granted the underwriters a 30-day option to purchase up to an aggregate of 450,000 additional shares of our Class A common stock. If the underwriters exercise in full their option to purchase additional shares of Class A common stock from us, we estimate that the net proceeds will be approximately $54.3 million, after deducting underwriting discounts and commissions, structuring fees and estimated offering expenses.

If the underwriters exercise their option to purchase additional shares of Class A common stock, we intend to use the net proceeds from any exercise of such option to acquire an additional number Spark HoldCo units from NuDevco Retail Holdings equal to the number of additional shares of our Class A common stock purchased by the underwriters. In connection with such acquisition, a corresponding number of shares of Class B common stock owned by NuDevco Retail Holdings will be cancelled. We will not retain any of the net proceeds from the exercise by the underwriters of their option.

CASH DIVIDEND POLICY

General

We intend to pay a regular quarterly dividend to holders of our Class A common stock to the extent we have cash available for distribution to do so. Our targeted quarterly dividend will be $0.3625 per share of Class A common stock ($1.45 per share on an annualized basis), which amount may be increased or decreased in the future without advance notice. Our ability to pay the regular quarterly dividend is subject to various restrictions and other factors as described below.

We expect to pay a quarterly dividend on or about the 75th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the 60th day following the last day of such fiscal quarter. With respect to our first dividend payable on or about December 15, 2014, we intend to pay a pro-rated dividend (calculated from the closing date of this offering through and including September 30, 2014) of $0.2404 per share of Class A common stock.

Rationale for Our Dividend

We have established our targeted quarterly dividend level after considering the amount of cash we expect to receive from Spark HoldCo as a result of our membership interest in Spark HoldCo after this offering. Our only cash-generating asset is our membership interest in Spark HoldCo. In accordance with its operating agreement and in our capacity as the sole managing member, we intend to cause Spark HoldCo to make regular quarterly cash distributions to its members, including us, in an amount sufficient to enable us to pay our taxes, make payments under the Tax Receivable Agreement and to pay a regular quarterly dividend, to the extent Spark HoldCo has sufficient cash available for distribution (described below) less reserves for the prudent conduct of its business. We intend to use the amount distributed to us, after allotments by our board of directors for the payment of taxes and for payments under the Tax Receivable Agreement, to pay a regular quarterly dividend to holders of our Class A common stock. We may choose to cause Spark HoldCo to retain cash available for distribution in excess of the amount distributed to the members of Spark HoldCo to fund additional growth in our business. Our cash dividend policy reflects a basic judgment that holders of our Class A common stock will be better served by us distributing all of the cash distributions we receive from Spark HoldCo each quarter in the form of a quarterly dividend rather than retaining it.

The amount of cash that Spark HoldCo generates from its operations is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of the seasonality of consumption patterns, the impact of supply cost volatility on our unit margins, the effectiveness of our hedging program and our ability to enroll new customers and manage customer attrition along with our asset optimization activities. Accordingly, during quarters in which Spark HoldCo generates cash available for distribution to us in excess of the amount necessary for us to pay our taxes and targeted quarterly dividend, we may cause it to reserve a portion of the excess to fund its cash distributions in future quarters. In quarters in which Spark HoldCo does not generate cash available for distribution to us in an amount sufficient to fund our taxes, make payments under the Tax Receivable Agreement and to pay a quarterly cash dividend, if our board of directors so determines, we may use sources of cash not included in our calculation of cash available for distribution, such as net cash provided by financing activities, all or any portion of cash on hand or, if applicable, borrowings under Spark HoldCo’s new revolving credit facility, to cause it to make distributions to us in an amount sufficient to pay our taxes, make payments under the Tax Receivable Agreement and to pay dividends to holders of our Class A common stock. Although these other sources of cash may be substantial and available to fund a dividend payment in a particular period, we exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the operating cash flows we typically expect to generate on an annualized basis.

Estimate of Future Cash Available for Distribution

We primarily considered forecasted cash available for distribution in assessing the amount of cash that we expect to be available for the purposes of our regular quarterly dividend. Accordingly, we believe that an understanding of cash available for distribution is useful to investors in evaluating our ability to pay dividends pursuant to our stated cash dividend policy. In general, we expect that our “cash available for distribution” each quarter will equal Spark HoldCo’s Adjusted EBITDA for the period, less:

—	cash interest paid;

—	non-customer acquisition capital expenditures;

—	taxes paid at Spark HoldCo;

—	NuDevco’s pro rata portion of cash available for distribution as a non-controlling interest owner;

—	payments under the Tax Receivable Agreement; and

—	income tax payments at Spark Energy, Inc.

Limitations on Cash Dividends and Our Ability to Change Our Cash Dividend Policy

There is no guarantee that we will pay quarterly cash dividends to holders of our Class A common stock. We do not have a legal obligation to pay a quarterly dividend of $0.3625 per share of Class A common stock, at any other amount or at all. Our cash dividend policy may be changed at any time and is subject to certain restrictions and uncertainties, including the following:

—	We may lack sufficient cash to pay dividends to holders of our Class A common stock due to cash flow shortfalls at Spark HoldCo attributable to a number of operational, commercial or other factors, as well as increases in operating and/or general and administrative expenses, principal and interest payments on outstanding debt, income tax expenses, working capital requirements or anticipated cash needs.

—	As the sole managing member of Spark HoldCo, we and, accordingly, our board of directors will have the authority to establish, or cause Spark HoldCo to establish, cash reserves for the prudent conduct of our business and for future cash dividends to holders of our Class A common stock, and the establishment of or increase in those reserves could result in a reduction in cash dividends from levels we currently anticipate pursuant to our targeted cash dividend policy. These reserves may account for the fact that our cash flows may vary quarterly or from year to year based on, among other things, the seasonality of consumption patterns, the impact of supply cost volatility on unit margin, the effectiveness of our hedging program, our ability to sign-up new customers and manage customer attrition along with our asset optimization activities.

—	The amount of our quarterly cash available for distribution could be impacted by restrictions on cash distributions contained in Spark HoldCo’s new revolving credit facility. We will be entitled to pay cash dividends to the holders of the Class A common stock and Spark HoldCo will be entitled to make cash distributions to NuDevco and us so long as: (a) no default exists or would result from such a payment under our credit facility; (b) Spark HoldCo, SE and SEG are in pro forma compliance with all financial covenants before and after giving effect to such payment and (c) the outstanding amount of all loans and letters of credit does not exceed borrowing base limits. Should Spark HoldCo be unable to satisfy these covenants or is otherwise in default under such facility, we may be unable to receive sufficient cash distributions from Spark HoldCo to pay our targeted quarterly cash dividends notwithstanding our targeted cash dividend policy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Historical Cash Flows—Credit Facility.”

—	The amount of expenses that Spark HoldCo pays on our behalf under the Spark HoldCo LLC Agreement could impact cash available for distribution.

—	The amount of tax savings that we recognize under the Tax Receivable Agreement that must be paid to NuDevco could impact cash available for distribution.

—	Section 170 of the DGCL allows our board of directors to declare and pay dividends on the shares of our Class A common stock either:

—	out of our surplus, as defined in and computed in accordance with the DGCL; or

—	in case there shall be no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Our Ability to Fund Our Quarterly Dividend and Reinvest Excess Cash Available for Distribution in Our Growth

We intend to grow our business primarily by pursuing organic growth opportunities in our existing retail energy markets and through expansion into additional competitive markets that show opportunities, which, we believe, will facilitate the growth of Spark HoldCo’s business. We do not currently intend to increase our dividend per share over time, but to reinvest any cash available for distribution in excess of amounts required to pay our regular quarterly dividend in the growth of our business.

We currently expect our annual cash flow from operations to be sufficient to pay our quarterly dividend at the targeted rate, as well as fund additional growth in our businesses over time. However, the determination of the amount of cash dividends to be paid to holders of our Class A common stock will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

We may also rely on external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund future growth capital expenditures to the extent we do not have sufficient excess cash flow from operations after paying our quarterly dividend. If external financing is not available to us on acceptable terms, our board of directors may decide to finance acquisitions with cash from operations, which would reduce or even eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock. To the extent we issue additional shares of capital stock to fund growth capital expenditures, the payment of dividends on those additional shares may increase the risk that we will be unable to maintain our per share dividend level. There are no limitations in our bylaws, and there will not be any limitations under Spark HoldCo’s new revolving credit facility, on our ability to issue additional shares of authorized capital stock, including preferred stock that would have priority over our Class A common stock with respect to the payment of dividends. Additionally, the incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased interest expense, which may impact our cash available for distribution and, in turn, our ability to pay dividends to holders of our Class A common stock.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013

If we had completed the transactions contemplated in this prospectus on January 1, 2013, our unaudited pro forma cash available for distribution for the year ended December 31, 2013 would have been approximately $3.5 million. These amounts would not have been sufficient to pay the full quarterly cash dividend on all of our Class A common stock to be outstanding immediately after consummation of this offering based on our targeted quarterly dividend rate of $0.3625 per share of our Class A common stock per quarter ($1.45 on an annualized basis).

Our calculation of unaudited pro forma cash available for distribution includes incremental external general and administrative expenses that we expect to incur as a result of being a publicly traded company, including costs associated with SEC reporting requirements, tax return preparation, independent auditor fees, investor relations activities, Sarbanes-Oxley compliance, registrar and transfer agent fees, director and officer liability insurance expense and additional director compensation. We estimate that these incremental general and administrative expenses initially will be approximately $3.0 million per year and will be allocated to Spark HoldCo pursuant to the Spark HoldCo LLC Agreement. Such expenses are not reflected in our unaudited combined pro forma financial statements.

Our unaudited pro forma combined financial statements, from which our unaudited pro forma cash available for distribution was derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our historical combined financial statements and our pro forma combined financial statements were prepared on an accrual basis. We derived the amounts of unaudited pro forma cash available for distribution stated above in the manner shown in the table below. As a result, the amount of unaudited pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

Our unaudited pro forma combined financial statements were derived from our audited and unaudited combined historical financial statements included elsewhere in this prospectus and our accounting records, which are also unaudited. Our unaudited pro forma combined financial statements and the table below should be read together with “Prospectus Summary—Summary Historical and Unaudited Pro Forma Combined Financial and Operating Data,” “Selected Historical and Unaudited Pro Forma Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited historical combined financial statements of SE and SEG included elsewhere in this prospectus.

The following table illustrates our unaudited pro forma cash available for distribution for the year ended December 31, 2013. The footnotes to the table below provide additional information about the pro forma adjustments and should be read along with the table.

Spark Energy, Inc.

Unaudited Pro Forma Cash Available for Distribution

Year Ended December 31, 2013
(in thousands except per share data)
Revenues
Retail electricity revenues	$191,872
Retail natural gas revenues	124,904
Net asset optimization revenues (including asset optimization revenues-affiliates of $14,940 and asset optimization revenues-affiliate cost of revenues of $15,928)	314

Total revenues	317,090
Operating Expenses
Retail cost of electricity revenues	149,885
Retail cost of natural gas revenues	83,141

Total retail cost of revenues	233,026
Depreciation and amortization	16,215
General and administrative(1)	37,359

Total operating costs and expenses	286,600

Operating income	30,490
Interest expense(2)	1,183
Interest and other income	353
Income tax expense	56

Net Income of Spark HoldCo, LLC	29,604

Year Ended December 31, 2013
(in thousands except per share data)
Add:
Depreciation and amortization	$16,215
Interest expense(2)	1,183
Income tax expense	56

EBITDA of Spark HoldCo, LLC	47,058
Less:
Net gains (losses) on derivative instruments	6,567
Net cash settlements on derivative instruments	1,040
Customer acquisition costs paid in the period	8,257
Plus:
Non-cash compensation expense(3)	2,339

Adjusted EBITDA of Spark HoldCo, LLC	33,533
Less:
Cash interest paid(4)	933
Capital expenditures	1,481
Income taxes paid	56
Incremental general and administrative expense(5)	3,000

Pro forma Cash Available for Distribution to Spark HoldCo, LLC Unitholders	28,063
Less:
Distributions to NuDevco Retail Holdings, LLC	22,364
Distributions to NuDevco Retail, LLC	226

Pro Forma Cash Available for Distribution to Spark Energy, Inc.	5,473
Less:
Tax receivable agreement payment	0
Income tax payable by Spark Energy, Inc.	1,954

Pro Forma Cash Available for Distribution to Holders of Class A Common Stock	$3,519
Aggregate annual dividends to holders of our Class A common stock (based on targeted quarterly dividend rate of $0.3625 per share of our Class A common stock)	$4,350
Excess (Shortfall)	(831)

(1)	General and administrative expense includes approximately $2.3 million in non-cash compensation expense pursuant to issuances of equity awards under our long-term incentive plan.

(2)	Our interest expense is based on the following assumptions: (i) average borrowings under our new working capital facility of $10 million with an interest rate of approximately 4.1%; (ii) average issued letters of credit of $15 million at a rate of approximately 2.0%; (iii) commitment fees payable to the lenders under our new credit facility of approximately 0.5% on $45 million and (iv) two-year amortization of debt issuance costs of $500,000. Our estimates of the interest rates used in these assumptions are based upon the term sheet for our new credit facility.

(3)	Although we have not historically incurred non-cash compensation expense, we expect that we will incur non-cash compensation expense following the completion of this offering as a result of equity awards that may be issued under our long-term incentive plan. Therefore, we have included the non-cash compensation expense we expect to incur as a result of equity awards we anticipate issuing in connection with this offering as an addition in our calculation of Adjusted EBITDA.

(4)	Cash interest paid equals interest expense as noted in note (2) less non cash amortization of debt issuance costs of $250,000.

(5)	Reflects the incurrence of estimated incremental cash expenses associated with being a publicly traded company of approximately $3.0 million, including costs associated with SEC reporting requirements, tax return preparation, independent auditor fees, investor relations activities, Sarbanes-Oxley compliance, registrar and transfer agent fees, director and officer liability insurance expense and additional director compensation. These costs will be allocated to Spark HoldCo pursuant to the Spark HoldCo LLC Agreement. Our pro forma general and administrative expense does not reflect this incremental expense.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015

We forecast that our cash available for distribution during the twelve months ending June 30, 2015, which we refer to as the “forecast period,” will be approximately $13.0 million. This amount would be sufficient to pay our targeted regular quarterly dividend of $0.3625 per share ($1.45 on an annualized basis) on all of our Class A common stock for the twelve months ending June 30, 2015.

We are providing this financial forecast to supplement our historical combined financial statements in support of our belief that Spark HoldCo will have sufficient cash available for distribution to make distributions to us in amounts sufficient to allow us to pay a regular quarterly dividend on all of our outstanding shares of Class A common stock immediately after consummation of this offering for each quarter during the twelve months ending June 30, 2015, at our targeted quarterly dividend rate of $0.3625 per share (or $1.45 per share on an annualized basis). Please see “—Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for information regarding the accounting policies we have followed for the forecast.

Our forecast is a forward-looking statement and reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2015. It should be read together with our historical combined financial statements and the accompanying notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We believe that we have a reasonable basis for these assumptions and that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. The assumptions and estimates underlying the forecast, as described below under “—Significant Forecast Assumptions,” are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from forecasted results, including, among others, the risks and uncertainties described in “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they occur, could cause actual results of operations to vary significantly from those that would enable Spark HoldCo to generate sufficient cash available for distribution to make distributions to us in amounts sufficient to allow us to pay the aggregate annualized quarterly dividend on all of our outstanding shares of Class A common stock for the twelve months ending June 30, 2015, calculated at the quarterly dividend rate of $0.3625 per share per quarter (or $1.45 per share on an annualized basis). Accordingly, there can be no assurance that the forecast will be indicative of our future performance or that actual results will not differ materially from those presented in the forecast. If our forecasted results are not achieved, we may not be able to pay a quarterly dividend to holders of our Class A common stock at our regular quarterly dividend level or at all. Inclusion of the forecast in this prospectus should not be regarded as a representation by us, the underwriters or any other person that the results contained in the forecast will be achieved.

The statement that we believe that we will have sufficient cash available for distribution to allow us to pay distributions at the level stated above for the twelve months ending June 30, 2015, should not be regarded as a representation by us, the underwriters or any other person that we will pay such dividends. Therefore, you are cautioned not to place undue reliance on this information.

We do not, as a matter of course, make public forecasts as to future sales, earnings, or other results. We have prepared the following forecast to illustrate to investors our estimated cash available for distribution during the forecast period. The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not necessarily indicative of future results.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forecast contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forecast.

We do not undertake to release publicly after this offering any revisions or updates to the financial forecast or the assumptions on which our forecasted results of operations are based.

The following table illustrates our estimated cash available for distribution for the twelve months ending June 30, 2015.

Spark Energy, Inc.

Estimated Cash Available for Distribution

	Quarter Ending				Twelve Months Ending June 30, 2015
(in thousands except per share data)	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015
Revenues
Retail electricity revenues	$49,983	$39,651	$43,665	$41,592	$174,891
Retail natural gas revenues	13,294	48,067	67,126	23,001	151,488
Net asset optimization revenues	—	—	—	—	—

Total revenues	63,277	87,718	110,791	64,593	326,379
Operating Expenses
Retail cost of electricity revenues	38,982	30,924	34,054	32,437	136,397
Retail cost of natural gas revenues	8,774	31,724	44,303	15,181	99,982

Total retail cost of revenues	47,756	62,648	78,357	47,618	236,379
Depreciation and amortization	3,175	3,751	4,321	4,675	15,922
General and administrative(1)	9,585	9,585	9,585	9,584	38,339

Total operating costs and expenses	60,516	75,984	92,263	61,877	290,640

Operating income	2,761	11,734	18,528	2,716	35,739
Interest expense(2)	296	296	296	295	1,183
Interest and other income	—	—	—	—	—
Income tax expense	26	43	55	29	153

Net Income of Spark HoldCo, LLC	2,439	11,395	18,177	2,392	34,403
Add:
Depreciation and amortization	3,175	3,751	4,321	4,675	15,922
Interest expense(2)	296	296	296	295	1,183
Income tax expense	26	43	55	29	153

EBITDA of Spark HoldCo, LLC	5,936	15,485	22,849	7,391	51,661
Less:
Net gains (losses) on derivative instruments	—	—	—	—	—
Net cash settlements on derivative instruments	—	—	—	—	—
Customer acquisition costs paid in the period	4,836	4,836	3,255	3,255	16,182
Plus:
Non-cash compensation expense(3)	585	585	585	584	2,339

ADJUSTED EBITDA of Spark HoldCo, LLC	1,685	11,234	20,179	4,720	37,818
Less:
Cash interest paid(4)	233	233	233	234	933
Non-customer acquisition capital expenditures	125	125	125	125	500
Income taxes paid	$26	$43	$55	$29	$153

Estimated Cash Available for Distribution to Spark HoldCo, LLC Unitholders	$1,301	$10,833	$19,766	$4,332	$36,232
Less:
Distributions to NuDevco Retail Holdings, LLC	3,081	5,848	8,442	3,965	21,336
Distributions to NuDevco Retail, LLC	31	59	85	40	215
Estimated Cash Available for Distribution to Spark Energy, Inc.	(1,811)	4,926	11,239	327	14,681
Less:
Tax receivable agreement payment	—	—	—	—	—
Income tax payable by Spark Energy, Inc.	(219)	561	1,292	30	1,664

Estimated Cash Available for Distribution to Holders of Class A Common Stock(5)	$(1,592)	$4,365	$9,947	$297	$13,017
Aggregate annual dividends to holders of our Class A common stock (based on targeted quarterly dividend rate of $0.3625 per share of our Class A common stock)	$1,088	$1,088	$1,088	$1,088	$4,352
Excess (Shortfall)	(2,680)	3,277	8,859	(791)	8,665

(1)	Includes the incurrence of estimated incremental cash expenses associated with being a publicly traded company of approximately $3.0 million, including costs associated with SEC reporting requirements, tax return preparation, independent auditor fees, investor relations activities, Sarbanes-Oxley compliance, registrar and transfer agent fees, director and officer liability insurance expense and additional director compensation. These costs will be allocated to Spark HoldCo pursuant to the Spark HoldCo LLC Agreement. General and administrative expense also includes approximately $2.3 million in non-cash compensation expense pursuant to issuances of equity awards under our long-term incentive plan.

(2)	Our forecasted interest expense is based on the following assumptions: (i) anticipated average borrowings under our new working capital facility of $10 million with an interest rate of approximately 4.1%; (ii) anticipated average issued letters of credit of $15 million at a rate of approximately 2.0%; (iii) commitment fees payable to the lenders under our new credit facility of approximately 0.5% on $45 million and (iv) two-year amortization of debt issuance costs of $500,000. Our estimates of the interest rates used in these assumptions are based upon the term sheet for our new credit facility.

(3)	Although we have not historically incurred non-cash compensation expense, we expect that we will incur non-cash compensation expense following the completion of this offering as a result of equity awards that may be issued under our long-term incentive plan. Therefore, we have included the non-cash compensation expense we expect to incur as a result of equity awards we anticipate issuing in connection with this offering as an addition in our calculation of Adjusted EBITDA.

(4)	Cash interest paid equals interest expense as noted in note (2) less non cash amortization of debt issuance costs of $250,000.

(5)	Excludes any payments with respect to restricted stock units and related dividend equivalents that we plan to issue in connection with the offering pursuant to our long-term incentive plan, both of which are expected to be settled in shares of our common stock rather than cash.

Significant Forecast Assumptions

In this section, we present in detail the basis for our belief that we will be able to fully fund our targeted quarterly dividend of $0.3625 per share ($1.45 on an annualized basis) on all of our Class A common stock for the forecast period with the significant assumptions upon which this forecast is based.

The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the forecast period. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations and any assumptions not discussed below were deemed to not be material. We believe we have a reasonably objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There likely will be differences between our forecast and actual results, and those differences could be material. If our forecast is not achieved, we may not be able to pay our regular targeted quarterly dividend of $0.3625 per share of Class A common stock or any other amount.

General Considerations and Risks

Customer Growth

We have estimated that we will increase our customer count on a gross basis by an average of 15,500 customers per month during the forecast period. This rate is based upon historic customer growth rates during periods of increased customer acquisition spending. For example, through the first five months of 2014, we have added approximately 19,700 customers per month of which approximately 12,800 were natural gas customers and 6,900 were electricity customers. This substantial increase in natural gas customers relative to electricity customers is based on our recent growth in the California gas market in the first five months of 2014. We expect this enhanced focus on natural gas customers to continue through the second quarter of 2014. At the end of the second quarter we expect our natural gas and electricity customers to be reasonably equivalent, and we have assumed approximately half of the growth in the forecast period will be attributable to new natural gas customers and half of such growth will be attributable to new electricity customers.

Customer Acquisition Strategy

Our results of operations are significantly influenced by our customer acquisition spending, although the impact of increasing or reducing our customer counts on our results of operations may not occur until several months after the shift in strategy. While the time required to recoup the costs we expend to acquire new customers varies based upon contract terms and prevailing market conditions, we typically recover our customer acquisition costs within twelve months. In addition, we generally begin to recognize margin improvements from new customer acquisitions six to twelve months after the customer acquisition cost has been incurred. Similarly, the negative impact on our results of operations of a shift in strategy to decrease customer acquisitions will occur over time as natural customer attrition occurs.

In 2011, we invested approximately $24 million in growing and maintaining our customer base. The expansion was successful in expanding our customer base by approximately 63% or 123,000 customers, net of attrition, in 2011. In 2012, our owner made the determination to invest excess cash flows from our operations in other affiliated businesses. As a result, we significantly reduced our customer acquisition costs, including completely discontinuing some marketing channels, and focused our efforts on integrating and optimizing our existing expanded customer base. In addition, we took steps to decrease our general and administrative expenses through implementation of system improvements and reduced head count to create a more efficient and scalable platform. In the year ended December 31, 2012, our increased volumes resulting from the realization of prior efforts to expand our customer base, combined with reduced customer acquisition and general and administrative costs resulted in significantly increased Adjusted EBITDA as compared to prior periods.

In 2013, we continued to evaluate our customer base through segmentation and optimization strategies, which resulted in reduced customer count as certain underperforming segments experienced higher attrition levels. This segmentation and corresponding customer attrition, coupled with a decreased focus on lower margin commercial customers in 2013, resulted in lower overall sales volumes and Adjusted EBITDA in our retail segments in 2013, but enhanced gross margin per unit sold.

Recognizing the growth opportunities in the retail energy space, beginning in the second quarter of 2013, we increased our customer acquisition spending and reactivated certain marketing channels. By the end of 2013, we had grown the customer base by 8.3% from the low point in August of 2013. This growth trajectory has increased through the first five months of 2014, resulting in an increase of approximately 31.4% in our customer base as of May 31, 2014 from August of 2013. Consistent with our historical experience, we anticipate seeing the results of this expansion reflected in gross margins six to twelve months from the acquisition date of each customer.

Additionally, system and process improvements in 2012 and 2013 have resulted in a flexible and efficient platform that we believe will be able to accommodate significant growth with limited additional fixed general and administrative expense.

In addition, in early 2013, as a result of our increased focus on margin optimization, we shifted the concentration of our marketing efforts from commercial customers to residential customers, which we believe should result in higher long-term returns. This strategic shift has also resulted in a number of changes in our operating and financial results, which are continuing to be realized and are reflected in our forecast, including:

—	lower volumes and revenues per customer as residential customers generally consume less natural gas and electricity as compared to commercial customers;

—	higher overall customer count as a result of enhanced focus and spending on residential customer acquisition; and

—	increases in our gross margin reflecting higher unit margins associated with residential customers as compared to commercial customers, which generally purchase larger volumes of natural gas and electricity on a lower margin basis.

Seasonality of our Business

Our overall operating results fluctuate substantially on a seasonal basis depending on: (a) the geographic mix of our customer base; (b) the relative concentration of our commodity mix; (c) weather conditions, which directly influence the demand for natural gas and electricity and affect the prices of energy commodities; and (d) variability in market prices for natural gas and electricity. These factors can have material short-term impacts on monthly and quarterly operating results, which may be misleading when considered outside of the context of our annual operating cycle.

We experience a lag between paying our accounts payable and collecting on our accounts receivable. This timing difference could affect our cash flows, especially during peak cycles in the winter and summer months.

In addition, natural gas accounted for approximately 40% of our retail revenues for the year ended December 31, 2013, which exposes us to a high degree of seasonality in our cash flows and income earned throughout the year as a result of the varying levels of customer demand. We utilize borrowing capacity to fund working capital, which includes inventory purchases from April through October of each year. We sell our natural gas inventory during the months of November through March of each year.

Primarily as a result of these seasonal impacts, we receive the substantial majority of our cash flow from operations during the first and fourth quarter of the year. For example, we generated approximately 39% and 28% of our annual Retail Gross Margin in the first and fourth quarter of the year ended December 31, 2013, respectively. We expect that the significant seasonality impacts to our cash flows and income will continue in future periods. As a result, we may reserve a portion of our excess cash available for distribution in the first and fourth quarters in order to fund our second and third quarter dividends.

Cash Available for Distribution for the Third Quarter of 2014

Consistent with our forecast, due to the seasonality of our retail natural gas business, we expect to generate the substantial majority of our cash available for distribution in the first and fourth quarters of the year. In addition, we anticipate continuing to incur increased customer acquisition costs over the first nine months of 2014, which is consistent with our growth strategy. As a result of seasonality and our increased customer acquisition costs, we may not have sufficient cash available for distribution from the third quarter of 2014 to cover the pro-rated quarterly dividend for that period (calculated from the closing date of this offering through and including September 30, 2014). We believe this risk is mitigated by (i) our ability to borrow under our working capital facility to pay dividends and (ii) the occurrence of the first dividend payment date 75 days after the end of the third quarter as, due to the seasonality of our operations, we anticipate generating substantial cash receipts during the fourth quarter sufficient to cover any shortfall in cash available for distribution as well as our quarterly dividend payment for the fourth quarter.

Effectiveness of our Hedging Program

We have assumed for purposes of our forecast that we have effectively hedged substantially all of our forecasted load, in accordance with our risk policy. While we attempt to hedge substantially all of our forecasted load, the efficacy of our risk management program may be adversely impacted by unanticipated events and costs that we are not able to effectively hedge, including abnormal customer attrition and consumption, certain variable costs associated with electricity grid reliability, pricing differences in the local markets for local delivery of commodities, unanticipated events that impact supply and demand, such as extreme weather, and abrupt changes in the markets for, or availability or cost of, financial instruments that help to hedge commodity price. Failures in our hedging strategy could adversely affect our cash flow and our ability to pay dividends.

Revenues

We forecast that our total revenues for the twelve months ending June 30, 2015 will be approximately $326.4 million, as compared to $317.1 million for the year ended December 31, 2013 on a pro forma combined basis. We estimate that we will have an average of approximately 308,000 customers during the forecast period, as compared to an average of 206,194 customers during the year ended December 31, 2013 and an average of 239,239 customers for the five months ended May 31, 2014. This increase in our customer base is expected to result from the continued implementation of our strategic shift toward residential customers and increased customer acquisition spending, as described above. Except as described below under “—Asset Optimization Activities,” we have assumed no incremental activity or impact on our results of operation for the forecast period from our asset optimization activities.

Retail Electricity Revenues

We forecast that our retail electricity revenues for the forecast period will be approximately $174.9 million, as compared to $191.9 million for the year ended December 31, 2013 on a pro forma combined basis. Our retail electricity revenues forecast assumes:

—	that our average number of retail electricity customers during the forecast period will be approximately 154,000, as compared to an average of 124,029 customers during the year ended December 31, 2013 and an average of 128,936 customers for the five months ended May 31, 2014. This anticipated increase in retail electricity customers is expected to result from our increased customer acquisition spending described below.

—	that the average usage for a retail electricity customer during the forecast period will be 11.0 MWh, as compared to 14.7 MWh for the year ended December 31, 2013. This anticipated decrease in average usage is based on our strategic shift to residential customers who have a lower expected average consumption than commercial customers.

—	that we will deliver approximately 1,673,600 MWh during the forecast period, as compared to the 1,829,657 MWh that we delivered for the year ended December 31, 2013. The anticipated decrease in the delivered MWh is based on our strategic shift described above and lower expected consumption of residential customers as compared to commercial customers.

Retail Natural Gas Revenues

We forecast that our retail natural gas revenues for the forecast period will be approximately $151.5 million, as compared to $125.2 million for the year ended December 31, 2013 on a pro forma combined basis. Our retail natural gas revenues forecast assumes:

—	that our average number of retail natural gas customers during the forecast period will be approximately 154,000, as compared to an average of 82,164 customers during the year ended December 31, 2013 and an average of 110,303 customers for the five months ended May 31, 2014. This anticipated increase in retail natural gas customers is expected to result from our increased customer acquisition spending described below.

—	that the average usage for a retail natural gas customer during the forecast period will be 130 MMBtu, as compared to 187.5 MMBtu for the year ended December 31, 2013. This anticipated decrease in average usage is based on our strategic shift to residential customers who have a lower expected average consumption than commercial customers.

—	that we will deliver approximately 20,198,300 MMBtu during the forecast period, as compared to 16,598,751 MMBtu we delivered for the year ended December 31, 2013. The anticipated increase in the delivered MMBtu is due to our expected increase in customer count which is partially mitigated by our expected decrease in average customer consumption.

Asset Optimization Activities

We have assumed that our asset optimization activities will generate a sufficient amount of revenues to cover the cost of the demand charges associated with our two existing non-retail transportation contracts. We estimate that the cost associated with these demand charges for the forecast period will be approximately $2.6 million. As we are unable to predict when other asset optimization opportunities may occur, we have not assumed any other incremental revenues or costs associated with our asset optimization activities. For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations.”

We expect to continue to purchase natural gas from one of our affiliates at the same price that SEG receives via the spot and term contracts it enters into with wholesale market participants. We have not forecasted any revenues associated with these activities as they have no impact on our net optimization revenues due to the back-to-back nature of the contractual arrangements.

Operating Costs and Expenses

Our costs and operating expenses primarily include the cost of revenues from natural gas and electricity revenues, general and administrative expenses, and depreciation and amortization expenses. We forecast our costs and operating expenses will be approximately $288.3 million for the forecast period, as compared to $284.3 million for the year ended December 31, 2013 on a pro forma combined basis. Our forecasted estimates are based on historical costs and operating expenses and incorporate the following assumptions:

Retail Cost of Electricity Revenues

We estimate that our retail cost of electricity revenues for the forecast period will be approximately $136.4 million, as compared to $149.9 million for the year ended December 31, 2013 on a pro forma combined basis. Our forecast is based on historical costs and operating expenses per MWh delivered and our estimated delivery of approximately 1,673,600 MWh during the forecast period. The decrease in the retail cost of electricity revenues is expected to result from lower volumes of MWh delivered during the forecast period as compared to the year ended December 31, 2013.

Retail Cost of Natural Gas Revenues

We estimate that our retail cost of natural gas revenues for the forecast period will be approximately $100.0 million, as compared to $83.1 million for the year ended December 31, 2013 on a pro forma combined basis. Our forecast is based on historical costs and operating expenses per MMBtu delivered and our estimated delivery of approximately 20,198,300 MMBtu during the forecast period. The increase in the retail cost of natural gas revenues is expected to result from higher volumes of MMBtu delivered during the forecast period as compared to the year ended December 31, 2013.

General and Administrative

We estimate that our general and administrative expenses will be approximately $38.3 million for the forecast period, as compared to $37.4 million for the year ended December 31, 2013 on a pro forma combined basis. Our forecast reflects approximately $3.0 million of incremental general and administrative expenses that we expect to incur as a result of being a publicly traded company, including costs associated with SEC reporting requirements, tax return preparation, independent auditor fees, investor relations activities, Sarbanes-Oxley compliance, registrar and transfer agent fees, director and officer liability insurance expense and additional director compensation. Our forecast also reflects approximately $2.3 million in share-based compensation expense related to restricted stock units that we expect to issue in connection with the offering. These costs will be allocated to Spark HoldCo pursuant to the Spark HoldCo LLC Agreement. These increased expenses are offset by reduced fees paid to brokers on commercial accounts, which we expect to decrease during the forecast period, and reduced fees to IT contractors due to the completion of the implementation of an outsourced, hosted billing and transactions platform.

Depreciation and Amortization

We estimate that our depreciation and amortization expense will be approximately $15.9 million for the forecast period, as compared to $16.2 million for the year ended December 31, 2013 on a pro forma combined basis. Forecasted depreciation and amortization expense reflects management’s estimates, which are based on consistent average depreciable asset lives and depreciation methodologies. Additionally, our forecasted depreciation and amortization expense includes the amortization of our forecasted customer acquisition costs described below. We amortize our customer acquisition costs over two years.

Customer Acquisition Costs

We estimate that customer acquisition costs paid will be approximately $16.2 million for the forecast period as compared to $8.3 million for the year ended December 31, 2013 on a pro forma combined basis. The increase in customer acquisition costs is expected to result from our increased focus on adding residential customers during the forecast period. A portion of these costs will be incurred in order to offset our customer attrition for the forecast period. We have assumed average customer attrition for the twelve months ended June 30, 2015 of 3.9% per month, which is consistent with the average customer attrition for the year ended December 31, 2013 and historical norms. We have assumed an acquisition cost per customer that is consistent with our costs to acquire customers in 2013.

Interest Expense

We estimate that interest expense will be approximately $1.2 million for the forecast period as compared to $1.2 million for the year ended December 31, 2013 on a pro forma combined basis. Our interest expense is based on the following assumptions: (i) anticipated average borrowings under our new working capital facility of $10 million with an interest rate of approximately 4.1%; (ii) anticipated average issued letters of credit of $15 million at a rate of approximately 2.0%; (iii) commitment fees payable to the lender under our new credit facility of approximately 0.5% on $45 million and (iv) two-year amortization of debt issuance costs of $500,000.

Income Tax Expense Payable by Spark Energy, Inc. and Tax Receivable Agreement Payment

We estimate that income tax expense will be approximately $3.0 million for the forecast period as compared to $2.6 million for the year ended December 31, 2013 on a pro forma basis. Our income tax expense is based on a federal income tax rate of 34%, a blended state income tax rate of 3.5% and taxable income of $7.9 million. Cash paid for taxes will differ from our financial statement provision for income taxes primarily due to the fact that Spark Energy, Inc. is entitled to tax depreciation and amortization deductions attributable to amounts paid for the interests in Spark HoldCo and due to other temporary and permanent differences between the financial and taxable income of Spark HoldCo. Comparable depreciation and amortization deductions with respect to amounts paid for the interests in Spark HoldCo are not reported in the financial statements because Spark Energy, Inc.’s acquisition of interests in Spark HoldCo is treated as a transaction between parties under common control for financial accounting purposes.

We do not expect any payments to be made under the Tax Receivable Agreement during the forecast period. Although we expect there to be a tax basis increase from the purchase by us of Spark HoldCo units from NuDevco Retail Holdings in connection with this offering, we do not expect any payment to become due as a result of this tax basis increase until December 2015. We estimate that this payment, which is based upon the net cash savings we expect to generate from the closing of this offering through December 31, 2014, will be approximately $495,000.

Regulatory, Industry and Economic Factors

Our forecast for the twelve months ending June 30, 2015 is based on the following significant assumptions related to regulatory, industry, economic and other factors:

—	There will not be any new federal, state or local regulatory developments regarding the portions of the natural gas or electricity industries in which we operate, or a new interpretation of existing regulations, that will be materially adverse to our business.

—	There will not be any major adverse change in our business, in the portions of the natural gas and electricity industries that we serve, or in general economic conditions in the geographic areas that we serve.

—	There will not be any material non-performance or credit issues in relation to our suppliers, customers or other counterparties that are inconsistent with historical norms.

—	There will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we depend.

—	There will not be any material weather event or adverse market change that would result in significant long-term changes to ancillary service charges, real time prices, basis or other costs of energy supply that could not be passed through to our customers.

—	Although we may opportunistically pursue acquisitions in the future, no acquisitions have been assumed for purposes of this forecast.

—	That market, insurance and overall economic conditions will not change substantially.

—	No material changes in commodity pricing.

Actual results could vary significantly from the foregoing assumptions. Please see “Risk Factors—Risks Related to Our Business.” The assumptions underlying the forecast of cash available for distribution that we include in “Cash Dividend Policy” are inherently uncertain and subject to significant business, economic, financial, regulatory, and competitive risks and uncertainties that could cause our actual cash available for distribution to differ materially from our forecast.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

—	on a historical basis; and

—	on a pro forma, as adjusted basis to give effect to (i) the transactions described under “Corporate Reorganization,” (ii) the Subsequent Distributions, forgiveness of $5.5 million of short-term indebtedness incurred by us from one of our affiliates and the assumption by an affiliate of the additional $5.0 million of indebtedness under the existing credit facility, each as described under “Prospectus Summary—Recent Developments,” (iii) the sale of shares of our Class A common stock in this offering and (iv) the application of the net proceeds from this offering in the manner as set forth under “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes appearing elsewhere in this prospectus.

	March 31, 2014
	Historical	Pro Forma, as adjusted
	(restated)
	(in thousands, except share and per share data)
Cash and cash equivalents	$4,755	$4,205

Long-term debt (including current portion):
Spark HoldCo New Revolving Credit Facility(1)	$—	$10,000
Note Payable	34,000	—

Total long-term debt	34,000	10,000

Member’s/Stockholders’ Equity:
Member’s equity	$28,065	$—
Class A common stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 120,000,000 shares authorized (pro forma, as adjusted); 3,000,000 shares issued and outstanding (pro forma, as adjusted)	—	30
Class B common stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 60,000,000 shares authorized (pro forma, as adjusted); 10,750,000 shares issued and outstanding (pro forma, as adjusted)	—	108
Preferred stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 20,000,000 shares authorized (pro forma, as adjusted); no shares issued and outstanding (pro forma, as adjusted)	—	—
Additional paid-in capital	—	10,340

Total member’s/stockholders’ equity	28,065	10,478

Noncontrolling interest	—	25,470

Total member’s/stockholders’ equity attributable to the Company	28,065	35,948

Total capitalization	$62,065	$46,391

(1)	Excludes approximately $15 million in letters of credit that we expect to be outstanding upon completion of this offering.

The information presented above assumes no exercise of the option to purchase additional shares by the underwriters, and is based on the number of shares of our Class A common stock outstanding as of the closing of the offering. The table does not reflect other shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering, or restricted stock units that we expect to issue in connection with this offering. See “Executive Compensation—Compensation Following this Offering.”

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Dilution is the amount by which the offering price paid by the purchasers of Class A common stock sold in this offering will exceed the net tangible book value per share of Class A common stock, after giving pro forma effect to the transactions described under “Corporate Reorganization.” Because our existing owners do not own any Class A common stock or other economic interest in us, we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that our existing investors exchanged their Spark Holdco Units for newly-issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

On a pro forma basis as of March 31, 2014, our net tangible book value would have been approximately $25.0 million, or $1.82 per share of Class A common stock. Because we will not retain any of the net proceeds from this offering, our pro forma net tangible book value will remain unchanged when adjusted for the sale by us of Class A common stock in this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of the Spark HoldCo units held by NuDevco have been exchanged for shares of Class A common stock):

Initial public offering price per share	$18.00
Pro forma net tangible book value per share of Class A common stock before and after the offering	1.82
Dilution in pro forma net tangible book value per share to new investors in this offering(1)	$16.18

(1)	Because the net proceeds received by us pursuant to any exercise by the underwriters of their option to purchase additional shares of Class A common stock will be used to purchase Spark HoldCo Units from NuDevco Retail Holdings, there will be no change to the dilution in net tangible book value per share of Class A common stock to purchasers in the offering due to any such exercise of the option.

The following table summarizes, on an adjusted, pro forma basis as of March 31, 2014, the total number of shares of Class A common stock owned by existing shareholders (assuming that 100% of our Class B common stock has been exchanged for Class A common stock on a one-for-one basis) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $18.00, calculated before deduction of estimated underwriting discounts and commissions.

	Shares of Class A Common Stock		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent
Existing shareholders(1)	10,750,000	78.18%	$19,555	26.6%	$1.82
New investors in this offering	3,000,000	21.82	54,000	73.4	$18.00

Total	13,750,000	100%	$73,555	100%	$16.18

(1)	The net assets contributed by NuDevco will be recorded at historical cost. The pro forma net tangible book value of the consideration to be provided by NuDevco as of March 31, 2014 was approximately $19.6 million. Excludes 386,150 restricted stock units to be issued in connection with the closing of this offering under our long-term incentive plan.

The data in the table excludes 1,375,000 additional shares of Class A common stock initially reserved for issuance under our long-term incentive plan, and restricted stock units that we expect to issue in connection with this offering. See “Executive Compensation—Compensation Following this Offering.”

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 3,450,000, or approximately 25.09% of the total number of shares of Class A common stock.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

Spark Energy, Inc. was formed in April 2014 and does not have any historical financial operating results. Accordingly, the accompanying combined financial statements have been prepared from the combined business and assets of the retail natural gas business and asset optimization activities of SEG and the retail electricity business of SE.

The following table shows the selected historical combined financial data as of and for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014. The selected historical combined financial as of December 31, 2012 and 2013 and for the years ended December 31, 2012 and 2013 has been derived from the audited combined financial statements and the related notes thereto included elsewhere in this prospectus. The selected historical combined financial data as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 has been derived from the unaudited condensed combined financial statements and the related notes included elsewhere in this prospectus.

The selected unaudited pro forma combined financial data presented below has been derived by the application of pro forma adjustments to the historical combined financial statements included elsewhere in this prospectus. The selected unaudited pro forma combined financial data presented below give effect to (i) our reorganization in connection with this offering as described in “Corporate Reorganization,” (ii) this offering and the use of the estimated net proceeds from this offering as described in “Use of Proceeds” (iii) the Subsequent Distributions, forgiveness of $5.5 million of short term indebtedness incurred by us from one of our affiliates and the assumption by an affiliate of the additional $5.0 million of indebtedness under the existing credit facility, each as described under “Prospectus Summary—Recent Developments” and (iv) other related transactions to be effected at the closing of this offering, as if such transactions had taken place on January 1, 2013, in the case of the unaudited pro forma combined statement of operations for each of the year ended December 31, 2013 and the three months ended March 31, 2014, and as of December 31, 2013 and March 31, 2014, in the case of the unaudited pro forma combined balance sheet as of December 31, 2013 and March 31, 2014, respectively.

You should read these tables in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which includes a discussion of factors materially affecting the comparability of the information presented, “Organizational Structure” and the historical and pro forma combined financial statements and notes thereto included elsewhere in this prospectus. The selected unaudited pro forma combined financial data is presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The selected unaudited pro forma combined financial data does not purport to represent what our results of operations or financial position would have been if we had operated as a public company during the period presented and may not be indicative of our future performance.

	Historical				Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2012	2013	2013	2014	2013	2014
				(restated)
			(unaudited)		(unaudited)
Statement of Income Data (in thousands):
Revenues:
Retail revenues (including retail revenues—affiliates of $1,382 and $4,022 for the years ended December 31, 2012 and 2013, respectively, and $199 and $1,489 for the three months ended March 31, 2013 and 2014, respectively)	$380,198	$316,776	$100,453	$104,352	$316,776	$104,352
Net asset optimization revenues (including asset optimization revenues-affiliates of $8,334 and $14,940 for the years ended December 31, 2012 and 2013, and $1,500 and $2,500 for the three months ended March 31, 2013 and 2014, respectively, and asset optimization revenues affiliate cost of revenues of $568 and $15,928 for the years ended December 31, 2012 and 2013, respectively, and less than $0.1 million and $7,900 for the three months ended March 31, 2013 and 2014, respectively)	(1,136)	314	(1,157)	1,624	314	1,624

Total revenues	379,062	317,090	99,296	105,976	317,090	105,976
Operating expenses:
Retail cost of revenues (including retail cost of revenues-affiliates of $254 and $55 for the years ended December 31, 2012 and 2013, respectively, and less than $0.1 million for the three months ended March 31, 2013 and 2014, respectively)	279,506	233,026	69,993	88,121	233,026	88,121
General and administrative	47,321	35,020	9,275	8,113	35,020	8,113
Depreciation and amortization	22,795	16,215	5,030	2,959	16,215	2,959

Total operating expenses	349,622	284,261	84,298	99,193	284,261	99,193

Operating income	29,440	32,829	14,998	6,783	32,829	6,783
Other (expense)/income:
Interest expense	(3,363)	(1,714)	(384)	(313)	(1,183)	(296)
Interest income and other income	62	353	11	70	353	70

Total other (expenses)/income	(3,301)	(1,361)	(373)	(243)	(830)	(226)

Income before income tax expense	26,139	31,468	14,625	6,540	31,999	6,557

Income tax expense	46	56	14	32	2,630	543

Net income	$26,093	$31,412	$14,611	$6,508	$29,369	$6,014

Net income attributable to non- controlling interest					25,017	5,126

Net income attributable to stockholders					$4,352	$888

Pro forma net income per common share
Basic					$1.45	$.30
Diluted					$1.45	$.30
Weighted average proforma common shares outstanding
Basic					3,000,000	3,000,000
Diluted					13,750,000	13,750,000
Balance Sheet Data (in thousands, at period end):
Current assets	$104,246	$101,291		$119,720		$119,044
Total liabilities	67,976	73,160		99,768		113,881
Total liabilities and members’ equity	129,278	109,073		127,833		149,829
Cash Flow Data (in thousands):
Cash flows from operating activities	$44,076	$44,480	$17,868	$6,209
Cash flows used in investing activities	(1,643)	(1,481)	(93)	(787)
Cash flows used in financing activities	(39,904)	(42,369)	(22,239)	(7,856)

Other Financial Data (in thousands)(1):
Adjusted EBITDA(1)	$40,659	$33,533	$19,048	$9,322	$33,533	$9,322
Retail gross margin(1)	93,219	81,668	31,740	17,684	81,668	17,684
Other Operating Data:
Customers	237,436	210,556	215,715	240,993	210,556	240,993
Natural gas volumes (MMBtu)	17,527,252	16,598,751	6,994,627	6,593,580	16,598,751	6,593,580
Electricity volumes (MWh)	2,698,084	1,829,657	478,426	384,275	1,829,657	384,275

(1)	Adjusted EBITDA and retail gross margin are non-GAAP financial measures. For a definition and a reconciliation of each of Adjusted EBITDA and retail gross margin to their most directly comparable financial measures calculated and presented in accordance with GAAP, please see “Prospectus Summary—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical and Unaudited Pro Forma Combined Financial and Operating Data” and the accompanying combined financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for retail natural gas and electricity, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Overview

We are a growing independent retail energy services company founded in 1999 that provides residential and commercial customers in competitive markets across the United States with an alternative choice for their natural gas and electricity. We purchase our natural gas and electricity supply from a variety of wholesale providers and bill our customers monthly for the delivery of natural gas and electricity based on their consumption at either a fixed or variable-price. Natural gas and electricity are then distributed to our customers by local regulated utility companies through their existing infrastructure.

As of May 31, 2014, we operated in 46 utility service territories across 16 states and had approximately 237,600 residential customers and 17,800 commercial customers, which translates to over 392,500 residential customer equivalents (“RCEs”). An RCE is an industry standard measure of natural gas or electricity usage with each RCE representing annual consumption of 100 MMbtu of natural gas or 10 MWh of electricity.

We operate these businesses in two operating segments:

—	Retail Natural Gas Segment. We purchase natural gas supply through physical and financial transactions with market counterparts and supply natural gas to residential and commercial consumers pursuant to fixed-price, variable-price and flat-rate contracts. For the year ended December 31, 2013, approximately 40% of our retail revenues were derived from the sale of natural gas. We also identify wholesale natural gas arbitrage opportunities in conjunction with our retail procurement and hedging activities, which we refer to as asset optimization. These opportunities can include (i) optimizing the unused portion of storage and transportation assets that are allocated to us by the local regulated utility to support our retail load; (ii) capturing physical arbitrage opportunities using short or long-term transportation capacity; and (iii) maximizing our credit capacity by purchasing gas from affiliates and third parties and selling it at the same location to counterparties for whom we normally purchase retail supply.

—	Retail Electricity Segment. We purchase electricity supply through physical and financial transactions with market counterparts and ISOs and supply electricity to residential and commercial consumers pursuant to fixed-price and variable-price contracts. For the year ended December 31, 2013, approximately 60% of our retail revenues were derived from the sale of electricity.

Spark Energy, Inc.

Spark Energy, Inc. was formed in April 2014 and does not have any historical financial operating results. The following discussion analyzes our historical combined financial condition and results of operations, which is the combined businesses and assets of the retail natural gas business and asset optimization activities of SEG and the retail electricity business of SE. SE and SEG are the operating subsidiaries through which we have historically operated our retail energy business and are currently commonly controlled by NuDevco Partners, LLC. All of the ownership interests in each of SE and SEG will be contributed to Spark HoldCo prior to the completion of this offering.

Spark Energy, Inc. will be a holding company whose sole material assets will consist of a managing membership interest in Spark HoldCo and approximately 3,000,000 of the outstanding Spark HoldCo units with the remaining Spark HoldCo units being held by NuDevco. Spark Energy, Inc. will be the managing member of Spark HoldCo, will be responsible for all operational, management and administrative decisions relating to Spark HoldCo’s business and will consolidate the financial results of Spark HoldCo and its subsidiaries.

Factors Affecting Our Results of Operations

Our Ability to Grow Our Business. Customer growth is a key driver of our operations. We attempt to grow our customer base by offering customers competitive pricing, price certainty or green product offerings. In addition, we intend to offer bundled products in the third quarter of 2014. We manage growth on a market-by-market basis by developing price curves in each of the markets we serve and comparing the market prices to the price the local regulated utility is offering. We then determine if there is an opportunity in a particular market based on our ability to create a competitive product on economic terms that satisfies our profitability objectives. We develop marketing campaigns using a combination of sales channels, with an emphasis on door-to-door marketing and outbound telemarketing given their flexibility and historical effectiveness. We identify and acquire customers through a variety of additional sales channels, including our inbound customer care call center, online marketing, email, direct mail, affinity programs, direct sales, brokers and consultants. Our marketing team continuously evaluates the effectiveness of each customer acquisition channel and makes adjustments in order to achieve desired growth and profitability targets.

A key component in our ability to grow our business is management of customer acquisition costs, which we capitalize and amortize over a 24-month period. We attempt to maintain a disciplined approach to recovery of our customer acquisition costs within defined periods. We factor in the recovery of customer acquisition costs in determining which markets we enter and the pricing of our products in those markets. While the time required to achieve payback relative to the costs we expend to acquire new customers varies based upon contract terms and prevailing market conditions, we generally realize the economic benefits of new customer acquisition in less than one year. Accordingly, our results of operations are significantly influenced by our customer acquisition spending. For example, increased customer acquisition spending in 2011 was a factor that led to increased profitability in 2012. However, our 2013 results were negatively impacted by our strategic initiative in 2012 to reduce customer acquisition spending and to optimize our customer base, following a determination by our owner to invest excess cash flows from our retail operations in other affiliated businesses. Similarly, since the third quarter of 2013, we have spent significant amounts on customer acquisition costs and we expect to realize the benefit of this spending beginning in 2014.

Our Ability to Manage Customer Attrition. Average customer attrition for the year ended December 31, 2013 and the five months ended May 31, 2014 was approximately 3.6% and 4.3%, respectively. This attrition was primarily due to: (i) customer initiated switches; (ii) residential moves and (iii) customer payment defaults. We evaluate our customers and offer products and pricing to manage our attrition rates and maximize customer lifetime value.

Market Regulation and Oversight. We operate in the highly regulated natural gas and electricity retail sales industry. Regulations may be revised or reinterpreted or new laws and regulations may be adopted or become applicable to us or our operations. Such changes may have a detrimental impact on our business either by making it more costly to operate in that state or by forcing us to shift our focus to other states.

Weather Conditions. Weather conditions directly influence the demand for natural gas and electricity and affect the prices of energy commodities. Our hedging strategy is based on forecasted customer energy usage, which can vary substantially as a result of weather patterns deviating from historical norms. We are particularly sensitive to this variability because of our current substantial concentration and focus on growth in the residential customer segment in which energy usage is highly sensitive to weather conditions that impact heating and cooling demand. The extreme weather patterns during the 2013 and 2014 winter season caused commodity demand and prices to rise significantly beyond industry forecasts. As a result, the retail energy industry generally charged higher prices to its variable-price customers and was subject to decreased margins on fixed-price contracts due to unanticipated increases in volumetric demand that had to be purchased in the spot market at high prices.

Commodity Price Risk and Effectiveness of our Risk Management Program. We hedge and procure our energy requirements from various wholesale energy markets, including both physical and financial markets, through short-term and long-term contracts. Our financial results are largely dependent on the difference between prices at which we purchase and resell natural gas and electricity. We actively manage our commodity price risk. Our commodity risk management strategy is designed to hedge substantially all of our forecasted natural gas and electricity volumes on our fixed-price customer contracts as well as a portion of the near-term volumes on our variable-price customer contracts. We are required to deliver our wholesale energy at various utility load zones for electricity and various city gates for natural gas. We manage our exposure to short-term and long-term movements in wholesale energy prices by hedging using a variety of derivative instruments. Our hedging strategy is based on a number of variables and estimates, including weather patterns, changes in commodity prices, assumptions regarding attrition and changes in weather-related volumetric demand. If the actual attrition or demand from our customers differs significantly from our projections, we may be exposed to overhedged or unhedged volumes. If the market price of natural gas or electricity increases or decreases from the original hedge price, we may realize a corresponding loss or gain.

We are exposed to basis risk in our operations when the commodities we hedge are sold at different delivery points from the exposure we are seeking to hedge. For example, if we hedge our natural gas commodity price with Chicago basis but physical supply must be delivered to the individual delivery points of specific utility systems around the Chicago metropolitan area, we are exposed to basis risk between the Chicago basis and the individual utility system delivery points. These differences can be significant from time to time, particularly during extreme, unforecasted cold weather conditions. Similarly, in certain of our electricity markets, customers pay the load zone price for electricity, so if we purchase supply to be delivered at a hub, we may have basis risk between the hub and the load zone electricity prices due to local congestion that is not reflected in the hub price. We attempt to hedge basis risk where possible, but hedging instruments are sometimes not economically feasible or available in the smaller quantities that we require.

Because natural gas accounted for approximately 40% of our retail revenues for the year ended December 31, 2013 and is a key component of the wholesale price of electricity, our operating results are heavily impacted by price movements in natural gas. Price volatility in the natural gas market generally exceeds volatility in most energy and other commodity markets. Changes in market prices for natural gas and electricity may result from many factors that are outside of our control. Please see “Risk Factors—Risks Related to Our Business—We are subject to commodity price risk.”

We incur monthly ancillary service charges and capacity costs in the electricity sector. For instance, the ISOs charge all retail electricity providers for monthly reserves that the ISO determines are necessary to protect the integrity of the grid. We attempt to estimate such amounts but they are difficult to estimate because they are charged in arrears by the ISOs and are subject to fluctuations based on weather and other market conditions. Many of the utilities we serve also allocate natural gas transportation and storage assets to us as a part of their competitive choice program. We are required to fill our allocated storage capacity with natural gas, which creates commodity supply and price risk. Sometimes we cannot hedge the volumes associated with these assets because they are too small compared to the much larger bulk transaction volumes required for trades in the wholesale market or because it is not economically feasible to do so.

In addition to our supply costs, we incur costs such as RECs, ancillary services charges, ISO fees and, in some markets, transmission costs, which we estimate and incorporate into the pricing of our offered contracts. To the extent our estimates are incorrect, we may incur costs that we are unable to pass along to our customers.

Seasonality. Our overall operating results fluctuate substantially on a seasonal basis depending on: (i) the geographic mix of our customer base; (ii) the relative concentration of our commodity mix; (iii) weather conditions, which directly influence the demand for natural gas and electricity and affect the prices of energy commodities; and (iv) variability in market prices for natural gas and electricity. These factors can have material short-term impacts on monthly and quarterly operating results, which may be misleading when considered outside of the context of our annual operating cycle.

Our accounts payable and accounts receivable are impacted by seasonality due to the timing differences between when we pay our suppliers for accounts payable versus when we collect from our customers on accounts receivable. We typically pay our suppliers for purchases on a monthly basis. However, it takes approximately two months from the time we deliver the natural gas or electricity to our customers to the time we collect from our customers on accounts receivable attributable to those supplies. This timing difference could affect our cash flows, especially during peak cycles in the winter and summer months.

Natural gas accounts for approximately 40% of our retail revenues, which exposes us to a high degree of seasonality in our cash flows and income earned throughout the year as a result of the high concentration of heating load in the winter months. We utilize a considerable amount of cash from operations and borrowing capacity to fund working capital, which includes inventory purchases from April through October each year. We sell our natural gas inventory during the months of November through March of each year. We expect that the significant seasonality impacts to our cash flows and income will continue in future periods. For example, we generated approximately 39% and 28% of our annual Retail Gross Margin in the first and fourth quarter of the year ended December 31, 2013. As a result, we intend to reserve a portion of our excess cash available for distribution in the first and fourth quarters in order to fund our second and third quarter dividends.

Electricity consumption is typically highest during the summer months due to cooling demand, however this increase in volumes does not typically impact our overall profitability as the cost of electricity typically also increases in the summer months.

Asset Optimization and Certain Long-term Contracts. We contract for term transportation capacity in connection with our asset optimization activities which obligates us to pay demand charges to the relevant counterparty. For 2014, we are obligated to pay demand charges for certain transportation assets of approximately $2.6 million. Although these demand payments will decrease over time, the related capacity agreements extend through 2028. Prior to 2013, we entered into several hedging transactions associated with this capacity. As a result of weather-related pipeline transportation constraints, our hedging strategy for the winter of 2012 through 2013 on one of those transactions involving interruptible transportation resulted in losses that were recognized in late 2012 and 2013. We have since revised our risk policies such that this business is limited to back-to-back purchase and sale transactions, or open positions subject to our aggregate net open position limits, which are not held for a period longer than two months. Further, all additional capacity procured outside of a utility allocation of retail assets must be approved by our risk committee, hedges on our firm transportation obligations are limited to two years or less and hedging of interruptible capacity is prohibited.

Asset optimization opportunities primarily arise during the winter heating season when demand for natural gas is the highest. As such, we expect the majority of our asset optimization profits to be made in the winter. Given the opportunistic nature of these activities we will experience variability in our earnings from our asset optimization activities from year to year. As these activities are accounted for using mark-to-market accounting, the timing of our revenue recognition may differ from the actual cash settlement.

Retail Contract Types. We offer both fixed-price contracts and variable-price contracts, which we believe enables us to increase overall customer lifetime value. Fixed-price contracts provide consumers with price protection against increases in natural gas and electricity prices with terms of up to three years. Incorporated into the calculation of our fixed prices are also prevailing billing charges, switching fees, volumetric conversion rates and other charges. Though we are advised in advance of future changes in these items through tariff filings and notices by the local regulated utility, changes in these charges, fees, rates and other charges could occur before the termination date of our current fixed-price contracts. We cannot pass through those additional costs to customers on fixed-price contracts, which would negatively impact projected margins on those contracts. With respect to our variable-price contracts, we are generally able to pass through increased costs; however customers may terminate these contracts at any time if they are not satisfied with the current rate being charged. In addition, we may decide not to pass through the entire cost of significant commodity price increases in a given monthly period to avoid excessive customer complaints and attrition.

We had approximately 113,000 customers under fixed-price contracts and 128,000 customers under variable-price contracts as of March 31, 2014. As of March 31, 2014, approximately 111,000 were customers who purchase natural gas and approximately 130,000 were customers who purchase electricity.

Timing of Hedge Settlements. In addition to the volatility described above, we could incur volatility from quarter-to-quarter associated with gains and losses on settled hedges relating to natural gas held in inventory if we choose to hedge the summer-winter spread on our retail allocated storage capacity. Inventory is typically purchased and stored from April to October and withdrawn from storage from November through March. Since a portion of the inventory is used to satisfy delivery obligations to our fixed-price customers over the winter months, we hedge the associated price risk using a combination of NYMEX and basis derivative contracts. Any gains or losses associated with settled derivative contracts are reflected in the statement of operations for the period in which the contract settles as a component of cost of revenues.

Customer Credit Risk. In many of the utility services territories where we conduct business, POR programs have been established, whereby the local regulated utility offers services for billing the customer, collecting payment from the customer and remitting payment to us. This service results in substantially all of our credit risk being linked to the applicable utility and not to our end-use customer in these territories. For the year ended December 31, 2013, approximately 47% of our retail revenues were derived from territories in which substantially all of our credit risk was directly linked to local regulated utility companies, all of which had investment grade ratings as of such date. During the same period, we paid these local regulated utilities a weighted average discount of less than 1.0% of total revenues for customer credit risk. In certain of the POR markets in which we operate, the utilities limit their collections exposure by retaining the ability to transfer a delinquent account back to us for collection when collections are past due for a specified period. If our collection efforts are unsuccessful, we return the account to the local regulated utility for termination of service. Under these service programs, we are exposed to credit risk related to payment for services rendered during the time between when the customer is transferred to us by the local regulated utility and the time we return the customer to the utility for termination of service, which is generally one to two billing periods. We may also realize a loss on fixed-price customers in this scenario due to the fact that we will have already fully hedged the customer’s expected commodity usage for the life of the contract. We recorded accounts receivable from POR markets of $22.1 million and $25.1 million in accounts receivable on the combined balance sheets as of December 31, 2013 and 2012, respectively.

In non-POR markets (and in POR markets where we may choose to direct bill our customers), we manage customer credit risk through formal credit review, in the case of commercial customers, and credit screening, deposits and disconnection for non-payment, in the case of residential customers. Our bad debt expense for each of the year ended December 31, 2013, the three months ended March 31, 2014 and the five months ended May 31, 2014 was less than 1.0% of retail revenues. Economic conditions may affect our and our customers’ ability to pay bills in a timely manner, which could increase customer delinquencies and may lead to an increase in bad debt expense.

How We Evaluate Our Operations

Adjusted EBITDA. We define “Adjusted EBITDA” as EBITDA less (i) customer acquisition costs incurred in the current period, (ii) net gain (loss) on derivative instruments, and (iii) net current period cash settlements on derivative instruments, plus (iv) non-cash compensation expense and (v) other non-cash operating items. EBITDA is defined as net income before provision for income taxes, interest expense and depreciation and amortization. We deduct all current period customer acquisition costs in the Adjusted EBITDA calculation because such costs reflect a cash outlay in the year in which they are incurred, even though we capitalize such costs and amortize them over 24 months in accordance with our accounting policies. The deduction of current period customer acquisition costs is consistent with how we manage our business, but the comparability of Adjusted EBITDA between periods may be affected by varying levels of customer acquisition costs. We deduct our net gains (losses) on derivative instruments, excluding current period cash settlements, from the Adjusted EBITDA calculation in order to remove the non-cash impact of net gains and losses on derivative instruments. Although we have not historically incurred non-cash compensation expense, we expect that we will incur non-cash compensation expense following the completion of this offering as a result of equity awards that may be issued under our long-term incentive plan.

We believe that the presentation of Adjusted EBITDA provides information useful to investors in assessing our liquidity and financial condition and results of operations and that Adjusted EBITDA is also useful to investors as a financial indicator of a company’s ability to incur and service debt, pay dividends and fund capital expenditures. Adjusted EBITDA is a supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, commercial banks and rating agencies, use to assess the following, among other measures:

—	our operating performance as compared to other publicly traded companies in the retail energy industry, without regard to financing methods, capital structure or historical cost basis;

—	the ability of our assets to generate earnings sufficient to support our proposed cash dividends; and

—	our ability to fund capital expenditures (including customer acquisition costs) and incur and service debt.

For a more detailed description of Adjusted EBITDA, including a reconciliation to its most direct financial measures calculated in accordance with GAAP, please see “Prospectus Summary—Non-GAAP Financial Measures.”

Retail Gross Margin. We define retail gross margin as operating income plus (i) depreciation and amortization expenses and (ii) general and administrative expenses, less (i) net asset optimization revenues, (ii) net gains (losses) on derivative instruments, and (iii) net current period cash settlements on derivative instruments. Retail gross margin is included as a supplemental disclosure because it is a primary performance measure used by our management to determine the performance of our retail natural gas and electricity business by removing the impacts of our asset optimization activities and net non-cash income (loss) impact of our economic hedging activities. As an indicator of our retail energy business’ operating performance, retail gross margin should not be considered an alternative to, or more meaningful than, operating income, as determined in accordance with GAAP.

General Trends and Outlook

Product Innovation

We expect to see continued innovation in products and a greater emphasis on bundled offers in the retail energy industry. We intend to begin offering bundled products in the third quarter of 2014. Many retail energy providers have begun offering bundled products and utilizing co-marketing relationships in order to provide customers with a variety of services at lower prices and with the convenience of a single billing system. For example, we recently entered into an agreement to offer customers the option to bundle their energy services with other products such as surge and line protection through our relationship with Cross Country Home Services. We also have a co-marketing relationship with DirecTV in which we co-market their services to our customers. At present, these products and services do not generate material earnings.

The industry is also seeing an increased interest in “distributed generation” alternatives, in which end users are able to rely on their own generation capabilities for all or a part of their electricity needs. Home solar programs are a primary driver of this trend. Energy efficiency products such as smart thermostats and remote thermostat programming that give the consumer the ability to change settings during non-peak usage periods are also being integrated into traditional retail energy offerings.

Environmental Awareness

We believe consumer demand for environmentally friendly alternatives has and will continue to shape the direction of the retail energy industry. For example, we offer renewable and carbon neutral (“green”) products in certain markets. Green energy products are a growing market opportunity and typically provide increased unit margins as a result of improved customer satisfaction and less competition. Renewable electricity products allow customers to choose electricity sourced from wind, solar, hydroelectric and biofuel sources, through the purchase of renewable energy credits (“RECs”). Carbon neutral products give customers the option to reduce or eliminate the carbon footprint associated with their energy usage through the purchase of carbon offset credits. These products typically provide for fixed or variable prices and generally follow the terms of our other products with the added benefit of carbon reduction and reduced environmental impact. We currently offer renewable electricity in all of our electricity markets and carbon neutral natural gas in several of our natural gas markets. We have also begun to partner with solar and other green energy providers in order to co-market our respective green energy services. We believe increasing consumer demand for green energy will continue, and we believe our flexible business model positions us well to meet these demands.

Changes in Regulations

We are subject to regulatory scrutiny in all of our markets. A number of public utility commissions in the northeast are investigating the impact of the harsh weather conditions during the 2013-2014 winter season on consumers in their territories due to the number of consumer complaints attributable to high bills for the winter season and are urging FERC to investigate circumstances during that period in wholesale energy markets. Several states are evaluating new disclosure standards for variable-price products. We anticipate that public utility commissions in these regions may in the future adopt new or revised regulations in response to these customers complaints that could have a negative impact on our business prospects in these regions.

Customer Growth

According to the EIA, over the last decade, residential natural gas accounts served by competitive energy retailers have grown from approximately 3.8 million to approximately 6.6 million (5.6% CAGR) and non-residential electricity accounts have grown from approximately 433,944 to approximately 837,365 (4.8% CAGR). According to DNV GL, over the last decade, residential electricity accounts served by competitive electricity suppliers have grown from approximately 2.3 million to approximately 16.2 million (21.8% CAGR) and non-residential electricity accounts have grown from approximately 473,000 to approximately 2.8 million (19.6% CAGR).

According to DNV GL, licensing activity for mass market retail electric suppliers over the last year across all competitive energy markets continues to maintain a substantial pace. Customer growth and licensing activity is projected to continue experiencing growth, fueled by increased consumer awareness, changing utility prices and product innovation, as well as a favorable regulatory policy environment. As a result, management believes there is a significant opportunity for competitive retailers to gain market share by offering consumers innovative product options, providing excellent customer service and serving as a competitive choice for their energy supply.

Fragmentation and Consolidation of Market

We believe that favorable market conditions, including lower natural gas and electricity prices and low residential customer penetration, have led to an increase in the number of energy retailers in the United States. The vast majority of these new entrants are small regional energy retailers, which often experience rapid customer growth but have not historically had reliable access to capital or economies of scale to support this growth over the longer term or react to changing commodity price environments. According to DNV GL, 65 residential electricity retailers were active as of June 2013, approximately 77% (50) of which had fewer than 300,000 electricity customers, and approximately 55% (36) of which had fewer than 100,000 customers.

According to DNV GL, market consolidation among the large number of competitive electricity retailers continues at a growing pace. Twenty-two acquisitions of electricity retailers, some of which also provide natural gas, and similar types of ownership transfers were completed from January 1, 2013 to September 30, 2013. Management believes that the current environment of small, private energy retailers presents significant acquisition opportunities to consolidate smaller retailers into our larger and more scalable platform and increase market share.

Natural Gas Market

Natural gas prices are driven by a number of variables including demand from the industrial, residential, and electric sectors, productivity across natural gas supply basins, costs of natural gas production, changes in pipeline infrastructure, and the financial and hedging profile of natural gas consumers and producers. In 2013, average natural gas prices at Henry Hub were 31% higher than 2012. Although supply continues to increase, reflecting increased production from mainly the shale basins, winter weather and delivery system constraints in January 2014 caused natural gas within several northeastern markets to trade in excess of $100/MMbtu for short periods of time. Prolonged or unanticipated increased natural gas prices can erode our retail gross margin on both our natural gas and electricity sales.

Factors Affecting Comparability of Historical Financial Results

Tax Receivable Agreement. The Tax Receivable Agreement will provide for the payment by Spark Energy, Inc. to NuDevco of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Spark Energy, Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increases resulting from the purchase by Spark Energy, Inc. of Spark HoldCo units from NuDevco Retail Holdings prior to or in connection with this offering, (ii) any tax basis increases resulting from the exchange of Spark HoldCo units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of Spark HoldCo units for cash pursuant to the Cash Option) and (iii) any imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. We will record 85% of the estimated tax benefit as an increase to amounts payable under the Tax Receivable Agreement as a liability. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Executive Compensation Programs. As described in “Executive Compensation—Compensation Following this Offering,” in connection with this offering, we expect to grant restricted stock units to our non-employee directors, and certain of our officers, employees and employees of certain of our affiliates who perform services for us valued at an aggregate of approximately $7.7 million under our long-term incentive plan. It is expected that the initial restricted stock unit awards will generally vest ratably over three or four years commencing May 4, 2015 and will include tandem dividend equivalents that will vest upon the same schedule. Accordingly, assuming they all vest in accordance with their vesting schedule, this grant of restricted stock units will result in a charge to our income statement of $1.2 million in 2014, $2.2 million in 2015, $2.1 million in 2016, $1.6 million in 2017, and $0.6 million in 2018. Although we have not historically paid equity compensation, we expect that, going forward, equity will comprise a portion of our compensation program. We cannot, however, predict the amount of future equity awards or the effect of any potential equity awards on our overall compensation structure and, as a result, cannot accurately predict the effects of future equity compensation on our financial statements or future results of operations.

Asset Optimization Business. We contract for term transportation capacity in connection with our asset optimization activities which obligates us to pay demand charges to the relevant counterparty. For 2014, we are obligated to pay demand charges for certain transportation assets of approximately $2.6 million. Although these demand payments will decrease over time, the related capacity agreements extend through 2028. Prior to 2013, we entered into several hedging transactions associated with this capacity. As a result of weather-related pipeline transportation constraints, our hedging strategy for the winter of 2012 through 2013 on one of those transactions involving interruptible transportation resulted in losses that were recognized in late 2012 and 2013. We have since revised our risk policies such that this business is limited to back-to-back purchase and sale transactions, or open positions subject to our aggregate net open position limits, which are not held for a period longer than two months. Further, all additional capacity procured outside of a utility allocation of retail assets must be approved by our risk committee, hedges on our firm transportation obligations are limited to two years or less and hedging of interruptible capacity is prohibited.

Asset optimization opportunities primarily arise during the winter heating season when demand for natural gas is the highest. As such, we expect the majority of our asset optimization profits to made in the winter. Given the opportunistic nature of these activities we will experience variability in our earnings from our asset optimization activities from year to year. As these activities are accounted for using mark-to-market accounting, the timing of our revenue recognition may differ from the actual cash settlement.

Public Company Costs. We expect that we will incur incremental general and administrative (“G&A”) expenses as a result of this offering. Specifically, we will incur certain expenses related to being a publicly traded company, including costs associated with SEC reporting requirements, tax return preparation, independent auditor fees, investor relations activities, Sarbanes-Oxley compliance, registrar and transfer agent fees, director and officer liability insurance expense and additional director compensation. These costs will be allocated to Spark HoldCo pursuant to the Spark HoldCo LLC Agreement.

Financing. The total amounts outstanding under our prior credit facility as of December 31, 2013 and March 31, 2014, include amounts used to fund equity distributions to our common control owner to fund operations of an affiliated company. As such, historical borrowings under our prior credit facility may not provide an accurate indication of what we need to operate our natural gas and electricity business.

Historical Financial and Operating Data

The following table shows our summary combined historical financial data, for the fiscal years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014. The following table should be read in conjunction with “Selected Historical and Unaudited Pro Forma Combined Financial and Operating Data.”

	Historical
	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
				(restated)
			(unaudited)
Statement of Operations Data (in thousands):
Revenues:
Retail revenues (including retail revenues—affiliates of $1,382 and $4,022 for the years ended December 31, 2012 and 2013, respectively, and $199 and $1,489 for the three months ended March 31, 2013 and 2014, respectively)	$380,198	$316,776	$100,453	$104,352
Net asset optimization revenues (including asset optimization revenues-affiliates of $8,334 and $14,940 for the years ended December 31, 2012 and 2013, and $1,500 and $2,500 for the three months ended March 31, 2013 and 2014, respectively, and asset optimization revenues affiliate cost of revenues of $568 and $15,928 for the years ended December 31, 2012 and 2013, respectively, and less than $0.1 million and $7,900 for the three months ended March 31, 2013 and 2014, respectively)	(1,136)	314	(1,157)	1,624

Total revenues	379,062	317,090	99,296	105,976
Operating expenses:
Retail cost of revenues (including retail cost of revenues-affiliates of $254 and $55 for the years ended December 31, 2012 and 2013, respectively, and less than $0.1 million for the three months ended March 31, 2013 and 2014, respectively)	279,506	233,026	69,993	88,121
General and administrative	47,321	35,020	9,275	8,113
Depreciation and amortization	22,795	16,215	5,030	2,959

Total operating expenses	349,622	284,261	84,298	99,193

Operating income	29,440	32,829	14,998	6,783
Other (expense)/income:
Interest expense	(3,363)	(1,714)	(384)	(313)
Interest income and other income	62	353	11	70

Total other (expense)/income	(3,301)	(1,361)	(373)	(243)
Income before income tax expense	26,139	31,468	14,625	6,540
Income tax expense	46	56	14	32

Net income	$26,093	$31,412	$14,611	$6,508

Other Financial Data:
Adjusted EBITDA(1)	$40,659	$33,533	$19,048	$9,322
Retail gross margin(1)	$93,219	$81,668	$31,740	$17,684

Other Operating Data:
Customer acquisition costs	$6,322	$8,257	$220	$5,227
Customers	237,436	210,556	215,715	240,993
Natural gas volumes (MMBtu)	17,527,252	16,598,751	6,994,627	6,593,580
Electricity volumes (MWh)	2,698,084	1,829,657	478,426	384,275

(1)	Adjusted EBITDA and retail gross margin are non-GAAP financial measures. For a definition and a reconciliation of each of Adjusted EBITDA and retail gross margin to their most directly comparable financial measures calculated and presented in accordance with GAAP, please see “Prospectus Summary—Non-GAAP Financial Measures.”

Combined Results of Operations

Our results of operations are significantly influenced by our customer acquisition spending, although the impact of increasing or reducing our customer counts on our results of operations may not occur until several months after the shift in strategy. While the time required to recoup the costs we expend to acquire new customers varies based upon contract terms and prevailing market conditions, we typically recover our customer acquisition costs within twelve months. In addition, we generally begin to recognize margin improvements from new customer acquisitions six to twelve months after the customer acquisition cost has been incurred. Similarly, the negative impact on our results of operations of a shift in strategy to decrease customer acquisitions will occur over time as natural customer attrition occurs.

In 2011, we invested approximately $24 million in growing and maintaining our customer base. The expansion was successful in expanding our customer base by approximately 63% or 123,000 customers, net of attrition, in 2011. In 2012, our owner made the determination to invest excess cash flows from our operations in other affiliated businesses. As a result, we significantly reduced our customer acquisition costs, including completely discontinuing some marketing channels, and focused our efforts on integrating and optimizing our existing expanded customer base. In addition, we took steps to decrease our general and administrative expenses through implementation of system improvements and reduced head count to create a more efficient scalable platform. In the year ended December 31, 2012, our increased volumes resulting from the realization of prior efforts to expand our customer base, combined with reduced customer acquisition and general and administrative costs resulted in significantly increased Adjusted EBITDA as compared to prior periods.

In 2013, we continued to evaluate our customer base through segmentation and optimization strategies, which resulted in reduced customer count as certain underperforming segments experienced higher attrition levels. This segmentation and corresponding customer attrition, coupled with a decreased focus on lower margin commercial customers in 2013, resulted in lower overall sales volumes and Adjusted EBITDA in our retail segments in 2013, but increased gross margin per unit sold.

Recognizing the growth opportunities in the retail energy space, beginning in the second quarter of 2013, we increased our customer acquisition spending and reactivated certain marketing channels. By the end of 2013, we had grown the customer base by 8% from the low point in August of 2013. This growth trajectory has increased through the first quarter of 2014 resulting in an increase of approximately 24% in our customer base as of March 31, 2014 from August of 2013. Consistent with our historical experience, we anticipate seeing the results of this expansion reflected in gross margins six to twelve months from the acquisition date of each customer.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Total Revenues. Total revenues for the year ended December 31, 2013 were approximately $317.1 million, a decrease of approximately $62.0 million, or 16%, from approximately $379.1 million for the year ended December 31, 2012. This decrease was primarily due to lower customer sales volumes, which resulted in a decrease in total revenues of $89.2 million. This decrease was offset by an increase of total revenues of $25.7 million due to increased customer pricing and a $1.5 million increase in net asset optimization revenues.

Net Asset Optimization Revenues. Net asset optimization revenues for the year ended December 31, 2013 were approximately $0.3 million, an increase of approximately $1.4 million, or 128%, from $(1.1) million in the same period in the prior year. We recognized losses in late 2012 and early 2013 on a hedge strategy involving interruptible transportation, partially offset by increased arbitrage opportunities in the fourth quarter of 2013 in the northeast United States.

Retail Cost of Revenues. Total retail cost of revenues for the year ended December 31, 2013 was approximately $233.0 million, a decrease of approximately $46.5 million, or 17%, from approximately $279.5 million for the year ended December 31, 2012. This decrease was primarily due to lower customer sales volumes, which resulted in a decrease in total retail cost of revenues of $70.0 million. This decrease was offset by an increase of total retail cost of revenues of $18.1 million due to energy supply prices and a $5.4 million decrease in net gains on retail derivative instruments, net of cash settlements.

General and Administrative Expense. General and administrative expense for the year ended December 31, 2013 was approximately $35.0 million, a decrease of approximately $12.3 million or 26%, as compared to $47.3 million for the year ended December 31, 2012. Approximately $8.0 million of the decrease in our general and administrative expenses was due to a companywide initiative to reduce costs and realize operational efficiencies in conjunction with our shift in focus from increasing our customer base to optimizing our customer base. Additionally, approximately $2.7 million was attributable to a decrease in sales and marketing expenses.

Depreciation and Amortization Expense. Depreciation and amortization expense for the year ended December 31, 2013 was approximately $16.2 million, a decrease of approximately $6.6 million, or 29%, from approximately $22.8 million in the same period in the prior year. This decrease was primarily due to the amortization in 2011 of a portion of higher customer acquisition costs that were incurred in 2011.

Interest Expense. Interest expense for the year ended December 31, 2013 was approximately $1.7 million, a decrease of approximately $1.7 million, or 50%, from approximately $3.4 million in the same period in the prior year. This decrease was primarily due to reduced interest expense due to lower average borrowing amounts during the year as a result of reduced customer acquisition expenses in connection with the strategic initiative to optimize our customer base in 2012 discussed above.

Customer Acquisition Cost. Customer acquisition cost for the year ended December 31, 2013 was approximately $8.3 million, an increase of approximately $2.0 million, or 31%, from approximately $6.3 million in the prior year. This increase was primarily due to increasing our marketing efforts during the second half of 2013 to grow our customer base.

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

Total Revenues. Total revenues for the three months ended March 31, 2014 were approximately $106.0 million, an increase of approximately $6.7 million, or 7%, from approximately $99.3 million for the three months ended March 31, 2013. This increase was primarily due to increased customer pricing that we effected to capture a portion of increased supply costs from our customers, which resulted in an increase in total revenues of $16.3 million, as well as a $2.8 million increase in net asset optimization revenues. This increase was offset by a decrease of $12.4 million due to customer sales volumes which were lower, primarily due to the strategic shift of the concentration of our marketing efforts from commercial customers to residential customers.

Net Asset Optimization Revenues. Net asset optimization revenues for the three months ended March 31, 2014 were approximately $1.6 million, an increase of approximately $2.8 million, or 240%, from $(1.2) million for the three months ended March 31, 2013. This increase was primarily due to physical gas arbitrage opportunities in the northeast United States that arose due to the extreme winter weather conditions in 2014 and losses we recognized in 2013 from a hedge strategy involving interruptible transportation that did not repeat in 2014.

Retail Cost of Revenues. Total retail cost of revenues for the three months ended March 31, 2014 was approximately $88.1 million, an increase of approximately $18.1 million, or 26%, from approximately $70.0 million for the three months ended March 31, 2013. This increase was primarily due to increased supply costs resulting from the extreme weather conditions experienced across the United States, which resulted in an increase of total retail cost of revenues of $26.7 million, as well as an increase of $0.2 million due to increased net losses on retail derivative instruments, net of cash settlements. This increase was offset by a decrease of $8.8 million due to customer sales volumes which were lower, primarily due to the strategic shift of the concentration of our marketing efforts from commercial customers to residential customers.

General and Administrative Expense. General and administrative expense for the three months ended March 31, 2014 was approximately $8.1 million, a decrease of approximately $1.2 million, or 13%, as compared to $9.3 million for the three months ended March 31, 2013. This decrease was primarily due to a $0.7 million decrease in payroll expenses and a $0.4 million decrease in sales and marketing expenses.

Depreciation and Amortization Expense. Depreciation and amortization expense for the three months ended March 31, 2014 was approximately $3.0 million, a decrease of approximately $2.0 million, or 41%, from approximately $5.0 million for the three months ended March 31, 2013. This decrease was primarily due to the amortization in 2013 of a portion of the higher customer acquisition costs that were incurred in 2011.

Interest Expense. Interest expense for the three months ended March 31, 2014 was approximately $0.3 million, a decrease of approximately $0.1 million, or 18%, from approximately $0.4 million for the three months ended March 31, 2013.

Customer Acquisition Cost. Customer acquisition cost for the three months ended March 31, 2014 was approximately $5.2 million, an increase of approximately $5.0 million from approximately $0.2 million for the three months ended March 31, 2013. This increase was primarily due to our increased marketing efforts to grow our customer base.

Operating Segment Results

	Historical
	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
				(restated)
	(in millions, except per unit operating data)
Retail Natural Gas Segment
Total Revenues	$122.7	$125.2	$51.9	$62.5
Retail Cost of Revenues	77.0	83.1	35.5	50.6
Less: Net Asset Optimization Revenues	(1.1)	0.3	(1.2)	1.6
Less: Net Gains (Losses) on non-trading derivatives, net of cash settlements	6.3	(0.6)	(1.8)	(0.3)
Retail Gross Margin—Gas	40.5	42.4	19.3	10.6
Retail Gross Margin-Gas per MMBtu	2.31	2.55	2.76	1.61

Retail Electricity Segment
Total Revenues	$256.4	$191.9	$47.4	$43.4
Retail Cost of Revenues	202.5	149.9	34.5	37.5
Less: Net Gains (Losses) on non-trading derivatives, net of cash settlements	1.2	2.7	0.5	(1.1)
Retail Gross Margin—Electricity	52.7	39.3	12.5	7.0
Retail Gross Margin—Electricity per MWh	19.55	21.48	26.03	18.46

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Retail Natural Gas Segment

Retail revenues for the Retail Natural Gas Segment for the year ended December 31, 2013 were approximately $125.2 million, an increase of approximately $2.5 million, or 2%, from approximately $122.7 million in the prior year. This increase was primarily due to increased customer pricing, which resulted in an increase of $7.6 million, as well as an increase of $1.5 million due to net asset optimization revenue. This increase was offset by a decrease of $6.6 million due to lower customer sales volumes.

Retail cost of revenues for the Retail Natural Gas Segment for the year ended December 31, 2013 was approximately $83.1 million, an increase of approximately $6.1 million, or 8%, from approximately $77.0 million in the prior year. This increase was primarily due to a $6.9 million decrease in net gains on retail derivative instruments, net of cash settlements, as well as increased commodity prices, which resulted in an increase of $3.6 million. This increase was offset by a decrease of retail cost of revenues of $4.4 million due to lower customer sales volumes.

Retail gross margin for the Retail Natural Gas Segment for the year ended December 31, 2013 was approximately $42.4 million, an increase of approximately $1.9 million, or 5%, from approximately $40.5 million for the year ended December 31, 2012, as indicated in the table below (in millions).

Decrease in volumes sold	$(2.1)
Increase in unit margin per MMBtu resulting from segmentation	4.0

Increase in retail natural gas segment retail gross margin	$1.9

The volumes of natural gas sold decreased from 17,527,252 MMBtu during the year ended December 31, 2012 to 16,598,751 MMBtu during the year ended December 31, 2013, due to our natural gas customer attrition outpacing natural gas customer acquisition attributable to the shift in our strategic focus, coupled with a decreased focus on higher-volume but lower margin commercial customers.

Retail Electricity Segment

Retail revenues for the Retail Electricity Segment for the year ended December 31, 2013 were approximately $191.9 million, a decrease of approximately $64.5 million, or 25%, from approximately $256.4 million in the prior year. This decrease was primarily due to lower customer sales volumes, which resulted in a decrease of $82.5 million. This decrease was offset by an increase of retail revenues of $18.0 million due to increased customer pricing.

Retail cost of revenues for the Retail Electricity Segment for the year ended December 31, 2013 was approximately $149.9 million, a decrease of approximately $52.6 million, or 26%, from approximately $202.5 million in the prior year. This decrease was primarily due to lower customer sales volumes, which resulted in a decrease in retail cost of revenues of $65.6 million and a $1.5 million increase in net gains on retail derivative instruments, net of cash settlements. This decrease was offset by an increase of retail cost of revenues of $14.5 million due to increased commodity prices.

Retail gross margin for the Retail Electricity Segment for the year ended December 31, 2013 was approximately $39.3 million, a decrease of approximately $13.4 million, or 25%, as compared to $52.7 million for the year ended December 31, 2012, as indicated in the table below (in millions).

Decrease in volumes sold	$(17.0)
Increase in unit margin per MWh resulting from segmentation	3.6

Decrease in retail electricity segment retail gross margin	$(13.4)

The volumes of electricity sold decreased from 2,698,084 MWh during the year ended December 31, 2012 to 1,829,657 MWh during the year ended December 31, 2013, due to our electricity customer attrition outpacing electricity customer acquisition attributable to the shift in our strategic focus, coupled with a decreased focus on higher-volume but lower margin commercial customers.

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

Retail Natural Gas Segment

Retail revenues for the Retail Natural Gas Segment for the three months ended March 31, 2014 were approximately $62.5 million, an increase of approximately $10.6 million, or 21%, from approximately $51.9 million for the three months ended March 31, 2013. This increase was primarily due to increased customer pricing we effected to capture a portion of increased supply costs from our customers, which resulted in an increase of $10.8 million, as well as an increase of $2.8 million due to net asset optimization revenue. This increase was offset by a decrease of $3.0 million due to decreased customer sales volumes.

Retail cost of revenues for the Retail Natural Gas Segment for the three months ended March 31, 2014 were approximately $50.6 million, an increase of approximately $15.1 million, or 42%, from approximately $35.5 million for the three months ended March 31, 2013. This increase was primarily due to increased supply costs resulting from the extreme weather conditions experienced across the United States, which resulted in an increase of $18.5 million. This increase was offset by a $1.9 million decrease due to decreased customer sales volumes, as well as a $1.5 million decrease due to decreased net losses on retail derivative instruments, net of cash settlements.

Retail gross margin for the Retail Natural Gas Segment for the three months ended March 31, 2014 was approximately $10.6 million, a decrease of approximately $8.7 million, or 45%, from approximately $19.3 million for the three months ended March 31, 2013, as indicated in the table below (in millions).

Decrease in unit margin per MMBtu, primarily due to increased supply costs	$(7.6)
Decrease in volumes sold	(1.1)

Decrease in retail natural gas segment retail gross margin	$(8.7)

The volumes of natural gas sold decreased from 6,994,627 MMBtu during the three months ended March 31, 2013 to 6,593,580 MMBtu during the three months ended March 31, 2014. This decrease was primarily due to the strategic shift of the concentration of our marketing efforts from commercial customers to residential customers, offset by increased customer counts and the extreme weather which resulted in higher volumes per customer.

Retail Electricity Segment

Retail revenues for the Retail Electricity Segment for the three months ended March 31, 2014 were approximately $43.4 million, a decrease of approximately $4.0 million, or 8%, from approximately $47.4 million for the three months ended March 31, 2013. This decrease was primarily due to lower customer sales volumes, which resulted in a decrease of $9.3 million. This decrease was offset by an increase of retail revenues of $5.3 million due to increased customer pricing that we effected to capture a portion of increased supply costs from our customers.

Retail cost of revenues for the Retail Electricity Segment for the three months ended March 31, 2014 were approximately $37.5 million, an increase of approximately $3.0 million, or 9%, from approximately $34.5 million for the three months ended March 31, 2013. This increase was primarily due to increased supply costs resulting from the extreme weather conditions experienced across the United States, which resulted in an increase in retail cost of revenues of $8.3 million, as well as a $1.7 million increase due to decreased net gains on retail derivative instruments, net of cash settlements. This increase was offset by a decrease of $7.0 million due to lower customers sales volumes.

Retail gross margin for the Retail Electricity Segment for the three months ended March 31, 2014 was approximately $7.0 million, a decrease of approximately $5.5 million, or 43%, as compared to $12.5 million for the three months ended March 31, 2013, as indicated in the table below (in millions).

Decrease in unit margin per MWh, primarily due to increased supply costs	$(3.0)
Decrease in volumes sold	(2.5)

Decrease in retail electricity segment retail gross margin	$(5.5)

The volumes of electricity sold decreased from 478,426 MWh during the three months ended March 31, 2013 to 384,275 MWh during the three months ended March 31, 2014. This decrease was primarily due to lower customer counts and the strategic shift of the concentration of our marketing efforts from commercial customers to residential customers, offset by the extreme weather which resulted in higher volumes per customer.

Liquidity and Capital Resources

Our liquidity requirements arise primarily from our natural gas inventory purchases during April through October, our customer acquisition costs and our general working capital needs for ongoing operations. Our credit facility borrowings are subject to material variations on a seasonal basis due to the timing of commodity purchases to satisfy required natural gas inventory purchases and to meet customer demands during periods of peak usage.

Historically, our sources of liquidity have included cash generated from operations, equity investments by our owner and borrowings under credit arrangements. We expect our ongoing sources of liquidity following this offering to include cash generated from operations, available borrowings under Spark HoldCo’s new revolving credit facility and issuances of additional debt and equity securities. We believe that cash generated from these sources will be sufficient to sustain operations, to finance anticipated expansion plans and growth initiatives, and to pay quarterly cash dividends on our outstanding Class A Common Stock. However, in the event our liquidity is insufficient, we may be required to limit our spending on future growth plans or other business opportunities or to rely on external financing sources, including additional commercial bank borrowings and the issuance of debt and equity securities, to fund our growth. Moreover, estimating our liquidity requirements is highly dependent on then-current market conditions, including forward prices for natural gas and electricity, and market volatility.

We have budgeted approximately $21.8 million for customer acquisition costs for 2014, which represents the costs we expect to incur to add new customers to our portfolio. As of March 31, 2014, we have spent approximately $5.2 million on customer acquisition costs. While we have budgeted $21.8 million for the year ending December 31, 2014, the actual amount of customer acquisition costs may fluctuate based on the actual marketing and vendor costs we incur. We generally do not expect to incur significant capital expenditures. Our 2014 budget includes approximately $1.7 million for capital expenditures related to information systems improvements, of which $1.2 million is specifically related to our outsourced billing project. After 2014, we anticipate our annual capital expenditures budget to be approximately $500,000.

Based upon our current plans, level of operations and business conditions, we believe that our cash on hand, cash generated from operations, and available borrowings under Spark HoldCo’s new revolving credit facility will be sufficient to meet our capital requirements and working capital needs for the foreseeable future.

The Spark HoldCo LLC Agreement provides, to the extent cash is available, for distributions pro rata to the holders of Spark HoldCo units (which unitholders, as of the completion of the offering, will consist of Spark Energy, Inc. and NuDevco) such that we receive an amount of cash sufficient to cover the estimated taxes payable by us, the targeted quarterly dividend we intend to pay to holders of our Class A common stock, and payments under the Tax Receivable Agreement we will enter into with Spark HoldCo, NuDevco Retail Holdings and NuDevco Retail.

Following the completion of this offering, we intend to pay a regular quarterly dividend on our Class A common stock at a targeted rate of $0.3625 per share, or approximately $4.35 million on an annual basis. No dividends on our Class A common stock will accrue in arrears. We will only be able to pay dividends from our available cash on hand, funds received from Spark HoldCo or other sources of liquidity. Spark HoldCo’s ability to make distributions to us will depend on many factors, including the performance of our business in the future and restrictions under Spark HoldCo’s new revolving credit facility. In order to pay these dividends to holders of our Class A common stock, we expect that Spark HoldCo will be required to distribute approximately $27.6 million on an annualized basis to holders of Spark HoldCo units. This aggregate amount would have represented approximately 86% of our pro forma net income and 82% of our pro forma Adjusted EBITDA for the year ended December 31, 2013. To the extent that our business generates cash in excess of the amounts required to pay an annual dividend of $1.45 per share of Class A common stock, we currently expect to reinvest any such excess cash flows in our business and not increase the distributions payable to our Class A shareholders. However, our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including the results of our operations, our financial condition, capital requirements and investment opportunities.

In addition, in the future, we expect to make payments pursuant to the Tax Receivable Agreement that we will enter into with NuDevco Retail Holdings, NuDevco Retail and Spark HoldCo in connection with this offering. Except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest. If we were to defer substantial payment obligations under the Tax Receivable Agreement on an ongoing basis, the accrual of those obligations would reduce the availability of cash for other purposes but we would not be prohibited from paying dividends on our Class A common stock. See “Risk Factors—Risks Related to the Offering and our Class A Common Stock—We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant,” “Risk Factors—Risks Related to the Offering and our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Historical Cash Flows

Our cash flows were as follows for the respective periods (in millions):

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
				(restated)
Net cash provided by operating activities	$44.1	$44.5	$17.9	$6.2
Net cash used in investing activities	$1.6	$1.5	$—	$0.8
Net cash used in financing activities	$39.9	$42.4	$22.2	$7.9

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Cash Flows Provided by Operating Activities. Net cash provided by operating activities was $44.1 million for the year ended December 31, 2012 and $44.5 million for the year ended December 31, 2013. Decreases in account receivable levels were generally offset by decreases in accounts payable, resulting in an immaterial impact on cash flow provided by operating activities. These decreases were primarily a result of lower retail sales volume offset by higher retail and wholesale prices. Net decreases in affiliate receivables increased operating cash flow by $21.1 million. Overall increases in commodity prices led to decreased operating cash flows, as both our inventory values and deposits required to transact in the wholesale market, which are recorded in other assets, increased with commodity prices.

Cash Flows Used in Investing Activities. Net cash used in investing activities was $1.6 million for the year ended December 31, 2012 and $1.5 million for the year ended December 31, 2013. The $0.1 million decrease in cash used in investing activities was primarily attributable to decreased capital expenditures.

Cash Flows Used in Financing Activities. Net cash used in financing activities was $39.9 million for the year ended December 31, 2012 and $42.4 million for the year ended December 31, 2013. The increase was primarily attributable to increased member distributions of $48.9 million partially offset by increased borrowings of $40.5 million on our working capital credit facility.

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

Cash Flows Provided by Operating Activities. Net cash provided by operating activities was $17.9 million for the three months ended March 31, 2013 and $6.2 million for the three months ended March 31, 2014. The decrease in cash flows from operating activities was driven by an increase in accounts receivable of $28 million, driven by higher customer pricing, offset by lower customer sales volumes. The increase in accounts receivable was offset by the increase in accounts payable of $25 million. Additionally, accounts receivable-affiliates increased $5 million and there was a $5 million increase in customer acquisition costs.

Cash Flows Used in Investing Activities. Net cash used in investing activities was less than $0.1 million for the three months ended March 31, 2013 and $0.8 million for the three months ended March 31, 2014. This increase was primarily attributable to increased capital expenditures.

Cash Flows Used in Financing Activities. Net cash used in financing activities was $22.2 million for the three months ended March 31, 2013 and $7.9 million for the three months ended March 31, 2014. This decrease was primarily attributable to increased borrowings on our working capital credit facility.

Credit Facility

Prior to this offering, SE and SEG were co-borrowers under an $80 million revolving working capital credit facility with a maturity date of July 31, 2015. The total amounts outstanding under this facility as of December 31, 2012 and 2013 include distributions to the common control owner to fund unrelated operations of an affiliate.

We will borrow approximately $10.0 million under our new revolving credit facility at the closing of this offering to repay in full the portion of outstanding indebtedness under our current credit facility that SEG and SE have agreed to be responsible for pursuant to the interborrower agreement. The remainder of indebtedness outstanding under our current credit facility will be paid down by our affiliate with its own funds in connection with the closing of this offering pursuant to the terms of the interborrower agreement. Following this repayment, our current credit facility will be terminated. We expect to have approximately $15.0 million in letters of credit issued following this offering.

Spark HoldCo, SE and SEG (the “Co-Borrowers”) and Spark Energy, Inc., as guarantor, expect to enter into the new $70.0 million senior secured revolving working capital credit facility (the “Senior Credit Facility”) with a maturity of two years from the closing of this offering. If no event of default has occurred, the Co-Borrowers have the right, subject to approval by the administrative agent and certain lenders, to increase the borrowing capacity under the new revolving credit facility to up to $120.0 million. SG Americas Securities, LLC will act as lead arranger, sole bookrunner and administrative agent under the Senior Credit Facility, which will be available to fund expansions, acquisitions and working capital requirements for our operations and general corporate purposes, including member distributions.

At our election, interest will be generally determined by reference to:

—	the Eurodollar rate plus an applicable margin of up to 3.0% per annum (based upon the prevailing utilization);

—	the alternate base rate plus an applicable margin of up to 2.0% per annum (based upon the prevailing utilization). The alternate base rate is equal to the highest of (i) Société Générale’s prime rate, (ii) the federal funds rate plus 0.5% per annum, or (iii) the reference Eurodollar rate plus 1.0%; or

—	the rate quoted by Société Générale as its cost of funds for the requested credit plus 2.25%-2.50% per annum.

The interest rate is generally reduced by 25 basis points if utilization under the Senior Credit Facility is below fifty percent. The Senior Credit Facility allows us to issue letters of credit, which reduce availability under Senior Credit Facility, at a cost of 2.00%-2.50% per annum of aggregate letters of credit issued.

We will pay an annual commitment fee of 0.375% or 0.5% on the unused portion of the Senior Credit Facility depending upon the unused capacity. The lending syndicate under the Senior Credit Facility is entitled to several additional fees including an upfront fee, annual agency fee, and fronting fees based on a percentage of the face amount of letters of credit payable to any syndicate member that issues a letter a credit.

The Senior Credit Facility will be secured by the capital stock of SE, SEG and the Co-Borrowers’ present and future subsidiaries, all of the Co-Borrowers’ and their subsidiaries’ present and future property and assets, including accounts receivable, inventory and liquid investments, and control agreements relating to bank accounts.

The Senior Credit Facility also will contain covenants that, among other things, will require the maintenance of specified ratios or conditions as follows:

Maximum Leverage Ratio. Spark Energy, Inc. must maintain a consolidated maximum senior secured leverage ratio, consisting of total liabilities to tangible net worth of not more than 7.0 to 1.0, at any time.

Minimum Net Working Capital. Spark Energy, Inc. must maintain minimum consolidated net working capital at all times equal to the greater of (i) 20% of the aggregate commitments under the Senior Credit Facility, and (ii) $12,000,000.

Minimum Tangible Net Worth. Spark Energy, Inc. must maintain a minimum consolidated tangible net worth at all times equal to the net book value of property, plant and equipment as of the closing date of the Senior Credit Facility plus the greater of (i) 20% of aggregate commitments under the Senior Credit Facility and (ii) $12,000,000.

The borrowing base is calculated primarily based on 80-90% of the value of eligible accounts receivable and unbilled product sales (depending on the credit quality of the counterparties) and inventory and other working capital assets. The Co-borrowers under the Senior Credit Facility must prepay any amounts outstanding under the Senior Credit Facility in excess of the borrowing base (up to the maximum availability amount).

In addition, the Senior Credit Facility will contain customary affirmative covenants. The covenants will include delivery of financial statements and other information (including any filings made with the SEC), maintenance of property and insurance, maintenance of holding company status at Spark Energy, Inc., payment of taxes and obligations, material compliance with laws, inspection of property, books and records and audits, use of proceeds, payments to bank blocked accounts, notice of defaults and certain other customary matters. The Senior Credit Facility will also contain additional negative covenants that will limit our ability to, among other things, do any of the following:

—	incur certain additional indebtedness;

—	grant certain liens;

—	engage in certain asset dispositions;

—	merge or consolidate;

—	make certain payments, distributions, investments, acquisitions or loans;

—	enter into transactions with affiliates;

—	make certain changes in our lines of business or accounting practices, except as required by GAAP or its successor;

—	store inventory in certain locations;

—	place certain amounts of cash in accounts not subject to control agreements;

—	amend or modify billing services agreements and documents;

—	amend or modify our risk management and credit policy;

—	engage in certain prohibited transactions;

—	enter into burdensome agreements; and

—	act as a transmitting utility or as a utility.

Certain of the negative covenants listed above are subject to certain permitted exceptions and allowances.

Spark Energy, Inc. will be entitled to pay cash dividends to the holders of the Class A common stock and Spark HoldCo will be entitled to make cash distributions to NuDevco and us so long as: (a) no default exists or would result from such a payment; (b) the Co-Borrowers are in pro forma compliance with all financial covenants before and after giving effect to such payment and (c) the outstanding amount of all loans and letters of credit does not exceed the borrowing base limits. Spark HoldCo’s inability to satisfy certain financial covenants or the existence of an event of default, if not cured or waived, under the Senior Credit Facility could prevent us from paying dividends to holders of our Class A common stock.

The Senior Credit Facility contains certain customary representations and warranties and events of default. Events of default include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments in excess of $2.5 million, certain events with respect to material contracts, actual or asserted failure of any guaranty or security document supporting the Senior Credit Facility to be in full force and effect and changes of control. If such an event of default occurs, the lenders under the Senior Credit Facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by a secured creditor.

Summary of Contractual Obligations

The following table discloses aggregate information about our contractual obligations and commercial commitments as of December 31, 2013 (in millions):

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating leases(1)	$2.7	$1.6	$1.1	$—	$—
Purchase obligations:
Natural gas and electricity related purchase obligations(2)	$19.1	$11.7	$7.4	$—	$—
Pipeline transportation agreements	21.3	6.3	5.4	3.7	5.9
Other purchase obligations(3)	5.6	0.8	4.8	—	—

Total purchase obligations	$46.0	$18.8	$17.6	$3.7	$5.9

Debt	$27.5	$27.5	$—	$—	$—

(1)	Included in the total amount are future minimum payments for office and other operating leases.

(2)	The amounts represent the notional value of natural gas and electricity related purchase contracts that are not accounted for as derivative financial instruments recorded at fair market value as the company has elected the normal purchase normal sale exception, and therefore are not recognized as liabilities on the combined balance sheet.

(3)	The amounts presented here include contracts for billing services and other software agreements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Effects of Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2013 and 2012 and the three months ended March 31, 2014. Although the impact of inflation has been insignificant in recent years, a high rate of inflation in the future may affect our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of revenue if we are unable to reflect any increased costs of revenue in the prices we charge for our services.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to our audited combined financial statements included elsewhere in this prospectus. We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the SEC, which require us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our financial condition and results of operations.

Revenue Recognition

Our revenues are derived primarily from the sale of natural gas and electricity to retail customers. We also record revenues from sales of natural gas and electricity to wholesale counterparties, including affiliates. Revenues are recognized by using the following criteria: (1) persuasive evidence of an exchange arrangement exists, (2) delivery has occurred or services have been rendered, (3) the buyer’s price is fixed or determinable and (4) collection is reasonably assured. Utilizing these criteria, revenue is recognized when the natural gas or electricity is delivered. Similarly, cost of revenues is recognized when the commodity is delivered.

Revenues for natural gas and electricity sales are recognized upon delivery under the accrual method. Natural gas and electricity sales that have been delivered but not billed by period end are estimated. Accrued unbilled revenues are based on estimates of customer usage since the date of the last meter read provided by the utility. Volume estimates are based on forecasted volumes and estimated customer usage by class. Unbilled revenues are calculated by multiplying these volume estimates by the applicable rate by customer class. Estimated amounts are adjusted when actual usage is known and billed.

The cost of natural gas and electricity for sale to retail customers is based on estimated supply volumes for the applicable reporting period. In estimating supply volumes, we consider the effects of historical customer volumes, weather factors and usage by customer class. Transmission and distribution delivery fees, where applicable, are estimated using the same method used for sales to retail customers. In addition, other load related costs, such as ISO fees, ancillary services and renewable energy credits are estimated based on historical trends, estimated supply volumes and initial utility data. Volume estimates are then multiplied by the supply rate and recorded as retail cost of revenues in the applicable reporting period.

Our asset optimization activities, which primarily include natural gas physical arbitrage and other short term storage and transportation opportunities, meet the definition of trading activities and are recorded on a net basis in the combined statements of operations in net asset optimization revenues as required by FASB ASC 815, Derivatives and Hedging.

Accounts Receivable

We accrue an allowance for doubtful accounts based upon estimated uncollectible accounts receivable considering historical collections, accounts receivable aging analysis, credit risk and other factors. We write off accounts receivable balances against the allowance for doubtful accounts when the accounts receivable is deemed to be uncollectible.

We conduct business in many utility service markets where the local regulated utility is responsible for billing the customer, collecting payment from the customer and remitting payment to the Company (“POR programs”). This POR service results in substantially all of our credit risk being linked to the applicable utility in these territories, which generally has an investment-grade rating, and not to the end-use customer. We monitor the financial condition of each utility and currently believe that our susceptibility to an individually significant write-off as a result of concentrations of customer accounts receivable with those utilities is remote.

In markets that do not offer POR services or when we choose to directly bill our customers, certain accounts receivable are billed and collected by us. We bear the credit risk on these accounts and record an appropriate allowance for doubtful accounts to reflect any losses due to non-payment by customers. Our customers are individually insignificant and geographically dispersed in these markets. We write off customer balances when we believe that amounts are no longer collectible and when we have exhausted all means to collect these receivables.

Capitalized Customer Acquisition Costs

Capitalized customer acquisition costs consist primarily of hourly and commission based telemarketing costs, door-to-door agent commissions and other direct advertising costs associated with proven customer generation, and are capitalized and amortized over the estimated two-year average life of a customer in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 340-20, Capitalized Advertising Costs.

Recoverability of customer acquisition costs is evaluated based on a comparison of the carrying amount of the customer acquisition costs to the future net cash flows expected to be generated by the customers acquired, considering specific assumptions for customer attrition, per unit gross profit, and operating costs. These assumptions are based on forecasts and historical experience.

Accounting for Derivative and Hedging Activities

We use derivative instruments such as futures, swaps, forwards and options to manage the commodity price risks of our business operations.

All derivatives, other than those for which an exception applies, are recorded in the combined balance sheets at fair value. Derivative instruments representing unrealized gains are reported as derivative assets while derivative instruments representing unrealized losses are reported as derivative liabilities. We have elected to offset amounts on the combined balance sheets for recognized derivative instruments executed with the same counterparty under a master netting arrangement. One of the exceptions to fair value accounting, normal purchases and normal sales, has been elected by us for certain derivative instruments when the contract satisfies certain criteria, including a requirement that physical delivery of the underlying commodity is probable and is expected to be used in normal course of business. Retail revenues and retail cost of revenues resulting from deliveries of commodities under normal purchase contracts and normal sales contracts are included in earnings at the time of contract settlement.

To manage commodity price risk, we hold certain derivative instruments that are not held for trading purposes and are not designated as hedges for accounting purposes. However, to the extent we do not hold offsetting positions for such derivatives, we believe these instruments represent economic hedges that mitigate our exposure to fluctuations in commodity prices. As part of our strategy to optimize our assets and manage related commodity risks, we also manage a portfolio of commodity derivative instruments held for trading purposes. We use established policies and procedures to manage the risks associated with price fluctuations in these energy commodities and use derivative instruments to reduce risk by generally creating offsetting market positions.

Changes in the fair value of and amounts realized upon settlement of derivative instruments not held for trading purposes are recognized currently in earnings in retail revenues or retail costs of revenues, respectively.

Changes in the fair value of and amounts realized upon settlement of derivative instruments held for trading purposes are recognized currently in earnings in net asset optimization revenues.

We have historically designated a portion of our derivative instruments as cash flow hedges for accounting purposes. For all hedging transactions, we formally document the hedging transaction and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. We also formally assess, both at the inception of the hedging transaction and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging transaction, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during when the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. Hedge accounting is discontinued prospectively for derivatives that cease to be highly effective hedges or if the occurrence of the forecasted transaction is no longer probable.

Effective July 1, 2013, we elected to discontinue hedge accounting prospectively and began to record the changes in fair value recognized in the combined statement of operations in the period of change. Because the underlying transactions were still probable of occurring, the related accumulated other comprehensive income was frozen and recognized in earnings as the underlying hedged item was delivered. As of December 31, 2013, we had no gains or losses on derivatives that were designated as qualifying cash flow hedging transactions recorded as a component of accumulated other comprehensive income, as all previously deferred gains and losses on qualifying hedge transactions were reclassified into earnings during the year ended December 31, 2013 when the associated hedged transactions were recorded into earnings.

Contingencies

In the ordinary course of business, we may become party to lawsuits, administrative proceedings and governmental investigations, including regulatory and other matters. As of March 31, 2014, we did not have material outstanding lawsuits, administrative proceedings or investigations.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Quantitative and Qualitative Disclosures about Market Risk

Market risks relating to our operations result primarily from changes in commodity prices and interest rates, as well as counterparty credit risk. We employ established policies and procedures to manage our exposure to these risks. For more information, please see our combined financial statements and the notes thereto included elsewhere in this prospectus.

Commodity Price Risk

We hedge and procure our energy requirements from various wholesale energy markets, including both physical and financial markets and through short and long term contracts. Our financial results are largely dependent on the margin we are able to realize between the wholesale purchase price of natural gas and electricity plus related costs and the retail sales price we charge our customers. We actively manage our commodity price risk by entering into various derivative or non-derivative instruments to hedge the variability in future cash flows from fixed-price forecasted sales and purchases of natural gas and electricity in connection with our retail energy operations. These instruments include forwards, futures, swaps, and option contracts traded on various exchanges, such as NYMEX and Intercontinental Exchange, or ICE, as well as over-the-counter markets. These contracts have varying terms and durations, which range from a few days to a few years, depending on the instrument. Our asset optimization group utilizes similar derivative contracts in connection with its trading activities to attempt to generate incremental gross margin by effecting transactions in markets where we have a retail presence. Generally, any of such instruments that are entered into to support our retail electricity and natural gas business are categorized as having been entered into for non-trading purposes, and instruments entered into for any other purpose are categorized as having been entered into for trading purposes.

We have adopted risk management policies to measure and limit market risk associated with our fixed-price portfolio and our hedging activities. For additional information regarding our commodity price risk and our risk management policies, please see “—Factors Affecting Our Results of Operations—Commodity Price Risk and the Effectiveness of our Risk Management Program” and “Business—Risk Management.”

We measure the commodity risk of our non-trading energy derivatives using a sensitivity analysis on our net open position. As of December 31, 2013, our Gas Non-Trading Fixed Price Open Position (hedges net of retail load) was a short position of 167,740 MMBtu. An increase in 10% in the market prices (NYMEX) from their December 31, 2013 levels would have decreased the fair market value of our net non-trading energy portfolio by $0.1 million. Likewise, a decrease in 10% in the market prices (NYMEX) from their December 31, 2013 levels would have increased the fair market value of our non-trading energy derivatives by $0.1 million. As of December 31, 2013, our Electricity Non-Trading Fixed Price Open Position (hedges net of retail load) was a long position of 30,624 MWhs. An increase in 10% in the forward market prices from their December 31, 2013 levels would have increased the fair market value of our net non-trading energy portfolio by $0.3 million. Likewise, a decrease in 10% in the forward market prices from their December 31, 2013 levels would have decreased the fair market value of our non-trading energy derivatives by $0.3 million.

We measure the commodity risk of our trading energy derivatives using a sensitivity analysis on our net open position. As of December 31, 2013, our Gas Trading Fixed Price Open Position was a long position of 285,000 MMBtu. A decrease in 10% in the market prices (NYMEX) from their December 31, 2013 levels would have decreased the fair market value of our trading energy derivatives by $0.1 million. Likewise, an increase in 10% in the market prices (NYMEX) from their December 31, 2013 levels would have increased the fair market value of our trading energy derivatives by $0.1 million.

Credit Risk

In many of the utility services territories where we conduct business, POR programs have been established, whereby the local regulated utility offers services for billing the customer, collecting payment from the customer and remitting payment to us. This service results in substantially all of our credit risk being linked to the applicable utility and not to our end-use customer in these territories. For the year ended December 31, 2013, approximately 47% of our retail revenues were derived from territories in which substantially all of our credit risk was directly linked to local regulated utility companies, all of which had investment grade ratings as of such date. During the same period, we paid these local regulated utilities a weighted average discount of less than 1.0% of total revenues for customer credit risk. In certain of the POR markets in which we operate, the utilities limit their collections exposure by retaining the ability to transfer a delinquent account back to us for collection when collections are past due for a specified period. If our collection efforts are unsuccessful, we return the account to the local regulated utility for termination of service. Under these service programs, we are exposed to credit risk related to payment for services rendered during the time between when the customer is transferred to us by the local regulated utility and the time we return the customer to the utility for termination of service, which is generally one to two billing periods.

In non-POR markets, we manage customer credit risk through formal credit review, in the case of commercial customers, and credit score screening, deposits and disconnection for non-payment, in the case of residential customers. Our bad debt expense for each of the year ended December 31, 2013 and the three months ended

March 31, 2014 was less than 1.0% of retail revenues. Economic conditions may affect our customers’ ability to pay bills in a timely manner, which could increase customer delinquencies and may lead to an increase in bad debt expense.

We are exposed to wholesale counterparty credit risk in our retail and asset optimization activities. We manage this risk at a counterparty level and secure our exposure with collateral or guarantees when needed. At December 31, 2013, approximately 82% of our total exposure of $12.5 million was either with an investment grade customer or otherwise secured with collateral.

Interest Rate Risk

We are exposed to fluctuations in interest rates under our variable-price debt obligations. Prior to this offering, SE and SEG were co-borrowers under an $80 million variable rate revolving working capital credit facility with a maturity date of July 31, 2015, under which $27.5 million of variable rate indebtedness was outstanding as of December 31, 2013. Based on the average amount of our variable rate indebtedness outstanding during the year ended December 31, 2013, a 1% percent increase in interest rates would have resulted in additional interest expense of approximately $275,000 for the year. This prior credit facility will be terminated in connection with the closing of this offering and Spark HoldCo’s entry into the Senior Credit Facility. The Senior Credit Facility will bear interest at a variable rate. We do not currently employ interest rate hedges, although we may choose to do so in the future.

BUSINESS

We are a growing independent retail energy services company founded in 1999 that provides residential and commercial customers in competitive markets across the United States with an alternative choice for their natural gas and electricity. We purchase our natural gas and electricity supply from a variety of wholesale providers and bill our customers monthly for the delivery of natural gas and electricity based on their consumption at either a fixed or variable price. Natural gas and electricity are then distributed to our customers by local regulated utility companies through their existing infrastructure.

As of May 31, 2014, we operated in 46 utility service territories across 16 states and had approximately 237,600 residential customers and 17,800 commercial customers, which translates to over 392,500 residential customer equivalents (“RCEs”). An RCE is an industry standard measure of natural gas or electricity usage with each RCE representing annual consumption of 100 MMbtu of natural gas or 10 MWh of electricity. We added over 44,800 customers, net of attrition, during the first five months of 2014. For the year ended December 31, 2013, approximately 60% of our retail revenues were derived from the sale of electricity, and the remainder were derived from the sale of natural gas.

We believe our business model is scalable, and our objective is to maximize profitability while proactively managing the risks inherent in our business. To achieve this objective, we actively manage our customer base to allocate retail energy sales between natural gas and electricity based on existing or developing market dynamics. In addition, the diversity in our customer base across geography, commodity and product offerings allows us to mitigate risk and react to changes in the retail energy environment so that we can quickly shift our focus and redirect our customer acquisition plan towards more profitable opportunities, resulting in enhanced cash-flow stability.

We believe that our management team has developed an effective proprietary customer acquisition and retention model. We identify and acquire customers on a cost-effective basis through a variety of sales channels, including door-to-door vendors, outbound telephone marketing vendors, our inbound customer care call center and online marketing. We also use email, direct mail, affinity programs, direct sales, brokers and consultants. Our marketing team continuously evaluates the effectiveness of each customer acquisition channel and makes adjustments in order to achieve our targeted growth and returns. We strive to attract new customers with competitive product offerings that are tailored to particular customer demographics. Once a customer is acquired, we apply a proprietary evaluation and segmentation process to optimize value both to us and the customer. We analyze historical usage, attrition rates and consumer behaviors to specifically tailor competitive products that aim to maximize the total expected return from energy sales to a specific customer, which we refer to as customer lifetime value.

We actively manage the commodity price risk inherent in our business. Our commodity risk management strategy is designed to hedge substantially all of our forecasted natural gas and electricity volumes on our fixed-price customer contracts as well as a portion of the near-term volumes on our variable-price customer contracts. Our in-house energy supply team, which is comprised of 18 experienced energy supply chain professionals, manages our commodity risk by monitoring market activity and engaging in commodities transactions that are designed to hedge, to the extent practicable, our commodity price exposure at any given time. The efficacy of our risk management program may be adversely impacted by unanticipated events and costs that we are not able to effectively hedge, including abnormal customer attrition and consumption, certain variable costs associated with electricity grid reliability, pricing differences in the local markets for local delivery of commodities, unanticipated events that impact supply and demand, such as extreme weather, and abrupt changes in the markets for, or availability or cost of, financial instruments that help to hedge commodity price. To mitigate these limitations, our in-house energy supply team uses historical attrition models to estimate customer attrition and proprietary weather services to estimate forecasted volumes. We seek to further mitigate the risk of extreme seasonal volume fluctuation by purchasing in advance additional supply for those periods with the highest potential for volatility.

Our in-house energy supply team also identifies wholesale natural gas arbitrage opportunities in conjunction with our retail procurement and hedging activities, which we refer to as asset optimization. These opportunities can include (i) optimizing the unused portion of storage and transportation assets allocated to us by the local regulated utility to support our retail load; (ii) capturing physical arbitrage opportunities using short or long-term transportation capacity; and (iii) maximizing our credit capacity by purchasing gas from affiliates and third parties and selling it at the same location to counterparties for whom we normally purchase retail supply. For additional detail regarding our asset optimization activities, please see “—Our Operations—Asset Optimization.”

We actively manage our customer credit risk through a variety of strategies. In many of the utility services territories where we conduct business, the local regulated utility offers services for billing the customer, collecting payment from the customer and remitting payment to us. This service results in substantially all of our credit risk being linked to the applicable utility and not to our end-use customer in these territories. For the year ended December 31, 2013, approximately 47% of our retail revenues were derived from territories in which substantially all of our credit risk was directly linked to local regulated utility companies, all of which had investment grade ratings as of such date. During the same period, we paid these local regulated utilities a weighted average discount of less than 1.0% of total revenues for customer credit risk. In markets where the local regulated utilities are not responsible for customer credit risk, we attempt to manage this risk through formal credit review, in the case of commercial customers, and credit screening, deposits and, in some markets, disconnection for non-payment, in the case of residential customers.

We generated net income of $31.4 million and $26.1 million and Adjusted EBITDA of $33.5 million and $40.7 million for the years ended December 31, 2013 and 2012, respectively. For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP, please see “Prospectus Summary—Non-GAAP Financial Measures.” Please see “Selected Historical and Unaudited Pro Forma Combined Financial and Operating Data.”

We intend to pay a cash dividend each quarter to holders of our Class A common stock to the extent we have cash available for distribution to do so. Our targeted quarterly dividend will be $0.3625 per share of Class A common stock, or $1.45 per share on an annualized basis, which amount may be raised or lowered in the future without advance notice. Please see “Cash Dividend Policy.”

Business Strategies

Our principal business objectives are to maintain stable cash flows and to grow our business by adding customers and optimizing our existing customer base. We expect to achieve these objectives by executing the following strategies:

—	Continued focus on operational diversification, gross margin optimization and customer lifetime value. We plan to continue to focus our efforts on diversification of our customer base and optimization of gross margin and customer lifetime value in order to maintain stable cash flows. Maintaining diversity in our customer base across geography, commodity and product offerings allows us to mitigate risk, quickly react to changes in the retail energy environment and redirect our customer portfolio towards more profitable and customer value-enhancing opportunities.

—	Pursue growth opportunities in our existing retail energy markets. We added over 44,800 customers, net of attrition, during the first five months of 2014. We plan to continue to grow our retail energy customer base within our existing markets using the full range of marketing resources available to us. We will continue to adjust our marketing model based on our estimations of cost, customer quality and market opportunities.

—	Expansion into additional competitive markets that present attractive opportunities. Over the past three years, we have entered five new utility service territories and, as of May 31, 2014, we are active in 46 utility service territories across 16 states. To complement our growth in our existing markets, we will selectively expand into new competitive states and utility service territories that we believe present an attractive mix of supply, supportive regulatory environments, potential customers and attractive customer value propositions.

—	Focus on creating innovative products. We will continue creating innovative and competitive product offerings that are responsive to changing market dynamics and customer demand. Our flexible business model enables us to respond quickly to changing market dynamics and customer needs, enhancing the profitability of our business. For example, we recently launched a successful, green, flat-rate natural gas product in certain of our markets that provides the customer with price security while preserving the environment as we retire carbon offsets on the customer’s behalf.

—	Expanding our green energy business. We are actively developing and offering green products that allow our customers to choose environmentally conscious options rather than the traditional energy supply offered by their local utility. Green energy products are a growing market opportunity and typically provide increased unit margins as a result of less competition. We currently offer renewable electricity in all of our electricity markets and carbon neutral natural gas in several of our gas markets.

—	Pursue prudent risk management policies. We have implemented stringent corporate risk policies and procedures relating to the purchase and sale of natural gas and electricity, credit and collection functions and general risk management. Our management believes that our risk management policies enable us to operate with a low risk profile and achieve stable operating results.

—	Pursue opportunistic strategic acquisitions. We intend to pursue growth through strategic acquisitions of other retail energy providers, their customer bases or other complementary businesses. Given the current fragmented landscape in the retail energy industry, we believe that significant opportunities for consolidation will arise, and we intend to review and opportunistically pursue acquisitions that present opportunities for long-term accretion to our business. We do not currently have any plans to make any acquisitions; however, we continuously evaluate potential acquisition opportunities. We intend to focus on acquisitions that allow us to grow our customer base on a cost-effective basis.

Competitive Strengths

We believe we can successfully execute our business strategies because of the following competitive strengths:

—	Diversification across customer base, commodity and product offerings. Our diversified business model allows us to mitigate risk, quickly react to changes in the retail energy environment and redirect our customer portfolio towards more profitable opportunities in order to enhance cash flow stability and grow our business. Specifically, we believe that the diversity in our business provides the following benefits as they relate to geography and commodity and product offerings:

—	Diverse geographic operations. Our geographic diversity in 46 utility service territories across 16 states as of May 31, 2014 reduces our dependence on any one particular market for growth or profitability. Also, we believe that the combination of this broad footprint and flexible business model enables us to quickly react to market opportunities in a particular area by accelerating customer acquisition efforts and leveraging existing market knowledge to quickly enter into new markets as opportunities arise. We believe that our geographic diversity also provides the following additional benefits:

—	reduced risk of material impact from a regulatory change in a single jurisdiction;

—	reduced risk of material impact from extreme regional weather patterns;

—	reduced concentration of delivery risk associated with daily balancing gas markets;

—	reduced concentration of supply price risk in any particular electricity market; and

—	the ability to leverage natural gas storage and transportation assets in one market against supply requirements in another market.

—	Diverse product and commodity offerings. By offering a range of products, we are able to attract customers across a breadth of segments. Our portfolio of product offerings includes a variety of commodities (natural gas and electricity), contract types (variable-price month-to-month or up to 36-month fixed-price) and product features (green energy, price certainty and cost savings). Our ability to provide customers with multiple options differentiates us from other independent retail energy services companies.

—	Our effective customer acquisition and retention model enables us to optimize customer lifetime value. We believe that our management team has developed an effective proprietary customer acquisition and retention model that allows us to cost-effectively identify and acquire customers through a variety of marketing and sales channels and quickly make necessary adjustments in order to optimize the value of those customers. We attract new customers with competitive product offerings that are tailored to particular customer demographics. Once we acquire a customer, we analyze historical usage, attrition rates and consumer behaviors to specifically tailor competitive products intended to maximize overall customer lifetime value.

—	Our in-house energy supply team enables us to optimize margin by lowering our energy supply costs. Our in-house energy supply team attempts to achieve lower energy supply costs through effective hedging strategies that leverage long-term relationships with numerous creditworthy suppliers. In addition, having an in-house team allows us to optimize our retail allocated storage and transportation assets in order to further reduce our cost of supply. Our in-house energy supply team also seeks to increase margin by identifying wholesale natural gas arbitrage opportunities in conjunction with our retail procurement and hedging activities.

—	Adaptable and scalable business model. Our flexible business model enables us to adapt quickly to market changes and capitalize on opportunities. For instance, if a particular market imposes costly regulatory burdens that would affect our profitability, we can immediately begin shifting resources into other markets so that our customer acquisition expenditures are spent on higher margin opportunities. Our business model is also designed to integrate both organic growth and strategic acquisitions efficiently. We are currently implementing an outsourced, hosted billing and transaction platform that aims to address all of our back office functions consistently across all markets. We expect the implementation to be completed by the end of 2014. We believe these enhancements will improve the scalability of our back office processes and should also allow us to add new customers organically or through strategic acquisitions. It will also allow us to quickly integrate a wider variety of product offerings within our existing portfolio. Given our flexibility, we believe that we can move quickly and bring customers and products into our system more cost-effectively than our competitors.

—	Conservative balance sheet. Following the consummation of this offering, we expect to have approximately $10.0 million of indebtedness outstanding under our new $70.0 million revolving credit facility, as well as approximately $15.0 million outstanding in letters of credit. We believe our liquidity will provide us with the financial flexibility to quickly and opportunistically take advantage of market entry and strategic acquisition opportunities.

—

Experienced management team. Each member of our executive management team has over a decade of senior management experience in core aspects of the retail energy business, including energy risk management, retail energy marketing, public company management and mergers and acquisitions. Our Chief Executive Officer, Nathan Kroeker, has over 10 years of senior management experience in the retail energy industry, including four years with Spark Energy, and our Chief Operating Officer, Allison Wall, has 15 years of experience in operations, IT, customer care and marketing for several retail energy businesses. Our Chief Financial Officer, Georganne Hodges, has 11 years of experience in senior finance roles in the retail energy industry.

Our Operations

Geographic Diversity

As of May 31, 2014, we operated in 46 utility service territories across 16 states and had approximately 237,600 residential customers and 17,800 commercial customers, which translates to over 392,500 RCEs. We serve natural gas customers in 14 states (Arizona, California, Colorado, Connecticut, Florida, Illinois, Indiana, Maryland, Massachusetts, Michigan, Nevada, New Jersey, New York and Ohio) and electricity customers in eight states (Connecticut, Illinois, Maryland, Massachusetts, New Jersey, New York, Pennsylvania and Texas).

We will continue to explore profitable expansion opportunities into new competitive states and competitive utility service territories that we believe present an attractive mix of supply, supportive regulatory environments, potential customers and attractive customer value propositions. The decision to enter into new competitive markets and/or utility service territories is governed by several factors, including:

—	attractiveness of local regulated utility program rules, such as billing options and purchases of customer accounts receivable;

—	competitive landscape;

—	regulatory climate;

—	market location and size; and

—	our ability to provide value to customers.

Customer Contracts and Product Offerings

Fixed and variable price contracts

We offer a variety of fixed-price and variable-price service options to our natural gas and electricity customers. Under our fixed-price service options, our customers purchase natural gas and electricity at a fixed price over the life of the customer contract, which provides our customers with protection against increases in natural gas and electricity prices. Our fixed-price contracts typically have a term of one to two years for residential customers and up to three years for commercial customers and most provide for an early termination fee in the event that the customer terminates service prior to the expiration of the contract term. Our variable-price service options carry a month-to-month term and are priced based on our forecasts of underlying commodity prices and other market factors, including the competitive landscape in the market and the regulatory environment. For instance, in a typical market, we offer fixed-price electricity plans for 6, 12 and 24 months and natural gas plans from 12 to 24 months, which may come with or without a monthly service fee and/or a termination fee. We also offer variable price natural gas and electricity plans that offer an introductory fixed price that is generally applied for a certain number of billing cycles, typically two billing cycles in our current markets, then switches to a variable price based on market conditions. Our variable plans may or may not provide for a termination fee, depending on the market and customer type.

As of May 31, 2014, approximately 59% of our natural gas customers had fixed-price contracts, and the remaining 41% of our natural gas customers had variable-price contracts. As of May 31, 2014, approximately 46% of our electricity customers had fixed-price contracts, and the remaining 54% of our electricity customers had variable-price contracts.

Green products and renewable energy credits

We offer renewable and carbon neutral (“green”) products in certain markets. Green energy products are a growing market opportunity and typically provide increased unit margins as a result of improved customer satisfaction and less competition. Renewable electricity products allow customers to choose electricity sourced from wind, solar, hydroelectric and biofuel sources, through the purchase of renewable energy credits (“RECs”). Carbon neutral gas products give customers the option to reduce or eliminate the carbon footprint associated with their energy usage through the purchase of carbon offset credits. These products typically provide for fixed or variable prices and generally follow the terms of our other products with the added benefit of carbon reduction and reduced environmental impact. We currently offer renewable electricity in all of our electricity markets and carbon neutral natural gas in several of our gas markets.

In addition to the RECs we purchase to satisfy our voluntary requirements under the terms of our contracts with our customers, we must also purchase a specified amount of RECs based on the amount of electricity we sell in a state in a year pursuant to individual state renewable portfolio standards. We forecast the price for the required RECs at the end of each month and incorporate this cost component into our customer pricing models.

Product Development Process

We identify market opportunities by developing price curves in each of the markets we serve and comparing the market prices and the price the local regulated utility is offering. We then determine if there is an opportunity in a particular market based on our ability to create an attractive product that is also able to enhance our profitability. The attractiveness of a product from a consumer’s standpoint is based on a variety of factors, including overall pricing, price stability, contract term, sources of generation and environmental impact and whether or not the contract provides for termination and other fees. Product pricing is also based on a variety of factors, including the cost to acquire customers in the market, the competitive landscape and supply issues that may affect pricing. We anticipate that we will begin to offer bundled products in the third quarter of 2014.

Customer Acquisition and Retention

Sales channels and acquisition of new customers

Once a product has been created for a particular market, we then develop a marketing campaign using a combination of sales channels, with an emphasis on door-to-door marketing and outbound telemarketing. We identify and acquire customers through a variety of additional sales channels, including our inbound customer care call center, online marketing, email, direct mail, affinity programs, direct sales, brokers and consultants. We typically employ eight to ten vendors under short-term contracts and have not entered into any exclusive marketing arrangements with vendors. Our marketing team continuously evaluates the effectiveness of each customer acquisition channel and makes adjustments in order to achieve targeted growth and customer acquisition costs. We attempt to maintain a disciplined approach to recovery of our customer acquisition costs within defined periods. Our product pricing objectives generally attempt to achieve a payback period on a customer of twelve months or less, after factoring in anticipated customer attrition.

Our business model is also designed to integrate both organic growth and strategic acquisitions efficiently. We are currently implementing an outsourced, hosted billing and transaction platform that aims to address all of our back office functions consistently across all markets. We expect the implementation to be completed by the end of 2014. We believe these enhancements will improve the scalability of our back office processes and should also allow us to add new customers organically or through strategic acquisitions. The enhancements should also allow us to quickly integrate a wider variety of product offerings within our existing portfolio. Given our flexibility, we believe that we can move quickly and bring customers and products into our system more cost-effectively than our competitors.

Retaining customers and maximizing customer lifetime value

Our management and marketing teams devote significant attention to customer retention. We have developed a disciplined renewal communication process, which is designed to effectively reach our customers prior to the end of the contract term, and employ a team dedicated to managing this renewal communications process. Generally, customers are contacted between 45 and 60 days prior to the expiration of the customer’s contract through a variety of channels, including letters, postcards, telephone calls and electronic mail. Through these contacts, we encourage retention and promote renewals.

We also apply a proprietary evaluation and segmentation process to optimize value both to us and the customer. We analyze historical usage, attrition rates and consumer behaviors to specifically tailor competitive products that aim to maximize the total expected return from energy sales to a specific customer, which we refer to as customer lifetime value.

Asset Optimization

Part of our business includes asset optimization activities in which we identify opportunities in the natural gas and electricity wholesale marketplace in conjunction with our retail procurement and hedging activities. Many of the competitive pipeline choice programs in which we participate require us and other retail energy suppliers to take assignment of and manage natural gas transportation and storage assets upstream of their respective city-gate delivery points. With respect to our allocated storage assets, we are also obligated to buy and inject gas in the summer season (April through October) and sell and withdraw gas during the winter season (November through March). These purchase and injection obligations in our allocated storage assets require us to take a seasonal long position in natural gas. Our asset optimization team determines whether market conditions justify hedging these long positions through additional derivative transactions.

Our asset optimization group utilizes these allocated transportation and storage assets for retail customer usage and to effect transactions in the wholesale market based on market conditions and opportunities. Our asset optimization group also contracts with third parties for transportation and storage capacity in the wholesale market.

We are responsible for reservation and demand charges attributable to both our allocated and third-party contracted transportation and storage assets. Our asset optimization group utilizes these allocated and third-party transportation and storage assets in a variety of ways to either improve profitability or optimize supply-side counterparty credit lines.

We frequently enter into spot market transactions in which we purchase and sell natural gas at the same point or we purchase natural gas at one point or pool and ship it using our pipeline reservations for sale at another point or pool, in each case if we are able to capture a margin. We view these spot market transactions as low risk because we enter into the buy and sell transactions simultaneously, on a back-to-back basis. We will also act as an intermediary for market participants who need assistance with short-term procurement requirements. Consumers and suppliers will contact us with a need for a certain quantity of natural gas to be bought or sold at a specific location. We are able to use our contacts in the wholesale market to source the requested supply, and we will capture a margin in these transactions. We view these transactions as low risk because of their back-to-back nature.

The asset optimization group historically entered into long-term transportation and storage transactions. Prior to 2013, we entered into several hedging transactions associated with this capacity. As a result of weather-related pipeline transportation constraints, our hedging strategy for the winter of 2012 through 2013 on one of those transactions involving interruptible transportation resulted in losses that were recognized in late 2012 and 2013. We have since revised our risk policies such that this business is limited to back-to-back purchase and sale transactions, or open positions subject to our aggregate net open position limits, which are not held for a period longer than two months. Further, all additional capacity procured outside of a utility allocation of retail assets must be approved by our risk committee, hedges on our firm transportation obligations are limited to two years or less and hedging of interruptible capacity is prohibited. We will continue to enter into these opportunistic transactions after the offering subject to strict adherence to our revised risk policies.

We also enter into back to back wholesale transactions to optimize our credit lines with third-party energy suppliers. With each of our third-party energy suppliers, we have certain contracted credit lines, within which we are able to purchase energy supply from these counterparties. If we desire to purchase supply beyond these credit limits, we are required to post collateral, in the form of either cash or letters of credit. As we begin to approach the limits of our credit line with one supplier, we may purchase energy supply from another supplier and sell that supply to the original counterparty in order to reduce our net buy position with that counterparty and open up additional credit to procure supply in the future. We also perform certain gas marketing services for an affiliate, whereby we take title to natural gas from the tailgate of the affiliate’s natural gas processing plant, sell the natural gas to third-parties and remit payment to the affiliate in an amount equal to that at which we sold the natural gas to third parties. Our sales of gas pursuant to these activities also enable us to optimize our credit lines with third-party energy suppliers by decreasing our net buy position with those suppliers.

Commodity Supply

We hedge and procure our energy requirements from various wholesale energy markets, including both physical and financial markets and through short and long term contracts. Our in-house energy supply team is responsible for managing our commodity positions (including energy procurement, capacity, transmission, renewable energy, and resource adequacy requirements) within risk tolerances defined by our risk management policies. We procure our natural gas and electricity requirements at various trading hubs, city gates and load zones. When we procure commodities at trading hubs, we are responsible for delivery to the applicable local regulated utility for distribution.

We purchase physical natural gas supply from more than 200 counterparties in the wholesale natural gas market. We periodically adjust our portfolio of purchase/sales contracts based upon continual analysis of our forecasted load requirements. Natural gas is then delivered to the local regulated utility city-gate or other specified delivery points where the local regulated utility takes control of the natural gas and delivers it to individual customers’ locations.

In most markets, we typically hedge our electricity exposure with financial products and then purchase the physical power directly from the ISO for delivery. From time to time, we use a combination of physical and financial products to hedge our electricity exposure before buying physical electricity in the day ahead real time market from the ISO. Our physical and financial electricity supply is purchased at market prices from more than 17 suppliers.

We are assessed monthly for ancillary charges such as reserves and capacity in the electricity sector by the ISOs. For instance, the ISOs will charge all retail electricity providers for monthly reserves that the ISO determines are necessary to protect the integrity of the grid. We attempt to estimate such amounts but they are difficult to estimate because they are charged in arrears by the ISOs and are subject to fluctuations based on weather and other market conditions. Many of the utilities we serve also allocate natural gas transportation and storage assets to us as a part of their competitive choice program. We are required to fill our allocated storage capacity with natural gas, which creates commodity supply and price risk. Sometimes we cannot hedge the volumes associated with these assets because they are too small compared to the much larger bulk transaction volumes required for trades in the wholesale market or it is not economically feasible to do so.

Risk Management

Our management team operates under a set of corporate risk policies and procedures relating to the purchase and sale of electricity and natural gas, general risk management and credit and collections functions. Our in-house energy supply team is responsible for managing our commodity positions (including energy procurement, capacity, transmission, renewable energy, and resource adequacy requirements) within risk tolerances defined by our risk management policies. We attempt to increase the predictability of cash flows by following our various hedging strategies.

The risk committee has control and authority over all of our risk management activities. The risk committee establishes and oversees the execution of our credit risk management policy and our commodity risk policy. The risk management policies are reviewed at least annually and the risk committee typically meets quarterly to assure that we have followed its policies. The risk committee also seeks to assure the application of our risk management policies to new products that we may offer. The risk committee is comprised of our Chief Executive Officer, our Chief Financial Officer and our risk manager who meet on a regular basis as to the status of the risk management activities and positions. We employ a risk manager who reports directly to our Chief Executive Officer and whose compensation is unrelated to trading activity. Commodity positions are typically reviewed and updated daily based on information from our customer databases and pricing information sources. The risk policy sets volumetric limits on intraday and end of day long and short positions in natural gas and electricity. With respect to specific hedges, we have documented a formal delegation of authority delegating product type, volumetric, tenor and timing transaction limits to the energy supply managers. The risk manager reports to the risk committee any hedging transactions that exceed these delegated transaction limits.

Commodity Price and Volumetric Risk

Because our contracts require that we deliver full natural gas or electricity requirements to many of our customers and because our customers’ usage can be impacted by factors such as weather, we may periodically purchase more or less commodity than our aggregate customer volumetric needs. In buying or selling excess volumes, we may be exposed to commodity price volatility. In order to address the potential volumetric variability of our monthly deliveries for fixed-price customers, we implement various hedging strategies to attempt to mitigate our exposure.

Our commodity risk management strategy is designed to hedge substantially all of our forecasted volumes on our fixed-price customer contracts, as well as a portion of the near-term volumes on our variable-price customer contracts. We use both physical and financial products to hedge our fixed-price exposure. The efficacy of our risk management program may be adversely impacted by unanticipated events and costs that we are not able to effectively hedge, including abnormal customer attrition and consumption, certain variable costs associated with electricity grid reliability, pricing differences in the local markets for local delivery of commodities, unanticipated events that impact supply and demand, such as extreme weather, and abrupt changes in the markets for, or availability or cost of, financial instruments that help to hedge commodity price.

Customer demand is also impacted by weather. We use utility-provided historical and/or forward projected customer volumes as a basis for our forecasted volumes and mitigate the risk of seasonal volume fluctuation for some customers by purchasing excess fixed-price hedges within our volumetric tolerances. Should seasonal demand exceed our weather-normalized projections, we may experience a negative impact on financial results.

In addition to our forward price risk management approach, described above, we may take further measures to reduce price risk and optimize our returns by (i) maximizing the use of storage in our daily balancing market areas in order to give us the flexibility to offset volumetric variability arising from changes in winter demand; (ii) entering into daily swing contracts in our daily balancing markets over the winter months to enable us to increase or decrease daily volumes if demand increases or decreases; and (iii) purchasing out-of-the-money call options for contract periods with the highest seasonal volumetric risk to protect against steeply rising prices if our customer demands exceed our forecast. Being geographically diversified in our delivery areas also permits us, from time to time, to employ assets not being used in one area to other areas, thereby mitigating potential increased prices for natural gas that we otherwise may have had to acquire at higher prices to meet increased demand.

We utilize NYMEX-settled financial instruments to offset price risk associated with volume commitments under fixed-price contracts. The NYMEX-based financial instruments are settled against each month’s last trading day’s closing price for natural gas listed on the NYMEX Henry Hub futures contract.

Basis Risk

We are exposed to basis risk in our operations when the commodities we hedge are sold at different delivery points from the exposure we are seeking to hedge. For example, if we hedge our natural gas commodity price with Chicago basis but physical supply must be delivered to the individual delivery points of specific utility systems around the Chicago metropolitan area, we are exposed to basis risk between the Chicago basis and the individual utility system delivery points. These differences can be significant from time to time, particularly during extreme, unforecasted cold weather conditions. Similarly, in certain of our electricity markets, customers pay the load zone price for electricity, so if we purchase supply to be delivered at a hub, we may have basis risk between the hub and the load zone electricity prices due to local congestion that is not reflected in the hub price. We attempt to hedge basis risk where possible, but hedging instruments are sometimes not economically feasible or available in the smaller quantities that we require.

Customer Credit Risk

Our credit risk management policies are designed to limit customer credit exposure. Credit risk is managed through participation in purchase of receivables (“POR”) programs in utility service territories where such programs are available. In these markets, we monitor the credit ratings of the local regulated utilities and the parent companies of the utilities that purchase our customer accounts receivable. We also periodically review payment history and financial information for the local regulated utilities to ensure that we identify and respond to any deteriorating trends. In non-POR markets, we assess the creditworthiness of new applicants, monitor customer payment activities and administer an active collections program. Using risk models, past credit experience and different levels of exposure in each of the markets, we monitor our aging, bad debt forecasts and actual bad debt expenses and continually adjust as necessary.

In many of the utility services territories where we conduct business, POR programs have been established, whereby the local regulated utility offers services for billing the customer, collecting payment from the customer and remitting payment to us. This service results in substantially all of our credit risk being linked to the applicable utility and not to our end-use customer in these territories. For the year ended December 31, 2013, approximately 47% of our retail revenues were derived from territories in which substantially all of our credit risk was directly linked to local regulated utility companies, all of which had investment grade ratings as of such date. During the same period, we paid these local regulated utilities a weighted average discount of less than 1.0% of total revenues for customer credit risk. In certain of the POR markets in which we operate, the utilities limit their collections exposure by retaining the ability to transfer a delinquent account back to us for collection when collections are past due for a specified period. If our collection efforts are unsuccessful, we return the account to the local regulated utility for termination of service. Under these service programs, we are exposed to credit risk related to payment for services rendered during the time between when the customer is transferred to us by the local regulated utility and the time we return the customer to the utility for termination of service, which is generally one to two billing periods. We may also realize a loss on fixed-price customers in this scenario due to the fact that we will have already fully hedged the customer’s expected commodity usage for the life of the contract.

In non-POR markets (and in POR markets where we may choose to direct bill our customers), we manage customer credit risk through formal credit review, in the case of commercial customers, and credit score screening, deposits and disconnection for non-payment, in the case of residential customers. Generally, new applicants in non-POR markets are subject to credit screening prior to acceptance as a customer. We also maintain an allowance for doubtful accounts, which represents our estimate of potential credit losses associated with accounts receivable from customers within non-POR markets. We assess the adequacy of the allowance for doubtful accounts through review of the aging of customer accounts receivable and general economic conditions in the markets that we serve. Our bad debt expense for each of the years ended December 31, 2013 and 2012 was less than 1.0% of retail revenues.

We have limited exposure to high concentrations of sales volumes to individual customers. For the year ended December 31, 2013, our largest customer accounted for less than 1% of total retail energy sales volume.

Counterparty Credit Risk in Wholesale Market

We are exposed to wholesale counterparty credit risk in our retail and asset optimization activities. We do not independently produce natural gas and electricity and depend upon third parties for our supply, which exposes us to counterparty credit risk. If the counterparties to our supply contracts are unable to perform their obligations, we may suffer losses, including as a result of being unable to secure replacement supplies of natural gas or electricity on a timely and cost-effective basis or at all. At December 31, 2013, approximately 82% of our total exposure of $12.5 million was either with an investment grade customer or otherwise secured with collateral.

Competition

The markets in which we operate are highly competitive. In markets that are open to competitive choice of retail energy suppliers, our primary competition comes from the incumbent utility and other independent retail energy companies. In the electricity sector, these competitors include larger, well-capitalized energy retailers such as Direct Energy, Inc., FirstEnergy Solutions Inc., Just Energy Group Inc. and NRG Energy. We also compete with small local retail energy providers in the electricity sector that are focused exclusively on certain markets. Each market has a different group of local retail energy providers. With respect to natural gas, our national competitors are primarily Direct Energy and Constellation Energy. Our national competitors generally have diversified energy platforms with multiple marketing approaches and broad geographic coverage similar to us. Competition in each case is based primarily on product offering, price and customer service.

The competitive landscape differs in each utility service area and within each targeted customer segment. Over the last several years, a number of utilities have spun off their retail marketing arms as part of the opening of retail competition in these markets. For the mid-market commercial customer, competitive challenges come from the local regulated utility and its affiliated marketing company, as well as other independents. However, this segment is still the least targeted segment among our competition primarily due to the difficulty in estimating customer usage and obtaining sufficient margin. The large commercial, institutional and industrial segments are very competitive in most markets with nearly all customers having already switched away from the local regulated utility to an alternate provider. National affiliated utility marketers, energy producers and other independent retail energy companies often compete for customers in this segment. Historically, we have not focused on this segment.

Our ability to compete by increasing our market share depends on our ability to convince customers to switch to our products and services. Many local regulated utilities and their affiliates may possess the advantages of name recognition, long operating histories, long-standing relationships with their customers and access to financial and other resources, which could pose a competitive challenge to us. As a result of these advantages, many customers of these local regulated utilities may decide to stay with their longtime energy provider if they have been satisfied with their service in the past.

Markets that offer POR programs are generally more competitive than those markets in which retail energy providers bear customer credit risk. Market participants are significantly shielded from bad expense, thereby allowing easier entry into the market. In these markets, we face additional competition as barriers to entry are less onerous.

Seasonality of our Business

Our overall operating results fluctuate substantially on a seasonal basis depending on: (i) the geographic mix of our customer base; (ii) the relative concentration of our commodity mix; (iii) weather conditions, which directly influence the demand for natural gas and electricity and affect the prices of energy commodities; and (iv) variability in market prices for natural gas and electricity. These factors can have material short-term impacts on monthly and quarterly operating results, which may be misleading when considered outside of the context of our annual operating cycle.

Our accounts payable and accounts receivable are impacted by seasonality due to the timing differences between when we pay our suppliers for accounts payable versus when we collect from our customers on accounts receivable. We typically pay our suppliers for purchases on a monthly basis. However, it takes approximately two months from the time we deliver the electricity or natural gas to our customers before we collect from our customers on accounts receivable attributable to those supplies. This timing difference could affect our cash flows, especially during peak cycles in the winter and summer months.

Natural gas accounts for approximately 40% of our retail revenues, which exposes us to a high degree of seasonality in our cash flows and income earned throughout the year as a result of the high concentration of heating load in the winter months. We utilize a considerable amount of cash from operations and borrowing capacity to fund working capital, which includes inventory purchases from April through October each year. We sell our natural gas inventory during the months of November through March of each year. We expect that the significant seasonality impacts to our cash flows and income will continue in future periods.

Regulatory Environment

We operate in the highly regulated natural gas and electricity retail sales industry in all of our respective jurisdictions. We must comply with the legislation and regulations in these jurisdictions in order to maintain our licensed status and to continue our operations, and to obtain the necessary licenses in jurisdictions in which we plan to compete. Licensing requirements vary by state, but generally involve regular, standardized reporting in order to maintain a license in good standing with the state commission responsible for regulating retail electricity and gas suppliers. There is potential for changes to state legislation and regulatory measures addressing licensing requirements that may impact our business model in the applicable jurisdiction. In addition, as further discussed below, our marketing activities and customer enrollment procedures are subject to rules and regulations at the state and federal level, and failure to comply with requirements imposed by federal and state regulatory authorities could impact our licensing in a particular market.

Our marketing efforts to consumers, including but not limited to telemarketing, door-to-door sales, direct mail and online marketing, are subject to consumer protection regulation including state deceptive trade practices acts, Federal Trade Commission (“FTC”) marketing standards, and state utility commission rules governing customer solicitations and enrollments, among others. By way of example, telemarketing activity is subject to federal and state do-not-call regulation and certain enrollment standards promulgated by state regulators. Door-to-door sales are governed by the FTC’s “Cooling Off” Rule as well as state-specific regulation in many jurisdictions. In markets in which we conduct customer credit checks, these checks are subject to the requirements of the Fair Credit Reporting Act. Violations of the rules and regulations governing our marketing and sales activity could impact our license to operate in a particular market, result in suspension or otherwise limit our ability to conduct marketing activity in certain markets, and potentially lead to private actions against us. Moreover, there is potential for changes to legislation and regulatory measures applicable to our marketing measures that may impact our business models.

Our participation in natural gas and electricity wholesale markets to procure supply for our retail customers and hedge pricing risk is subject to regulation by the Commodity Futures Trading Commission, including regulation pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act. In order to sell electricity, capacity and ancillary services in the wholesale electricity markets, we are required to have market-based rate authorization from FERC (“MBR Authorization”). We are required to make status update filings to FERC to disclose any affiliate relationships and quarterly filings to FERC regarding volumes of wholesale electricity sales in order to maintain our MBR Authorization.

The transportation and sale for resale of natural gas in interstate commerce have been regulated by agencies of the U.S. federal government, primarily FERC under the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and regulations issued under those statutes. FERC regulates interstate natural gas transportation rates and service conditions, which affects our ability to procure natural gas supply for our retail customers and hedge pricing risk. Since 1985, FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. Although FERC’s orders do not attempt to directly regulate natural gas retail sales, they are intended to foster increased competition within all phases of the natural gas industry. As a shipper of natural gas on interstate pipelines, we are subject to those interstate pipelines’ tariff requirements and FERC regulations and policies applicable to shippers.

On December 26, 2007, FERC issued Order 704, a final rule on the annual natural gas transaction reporting requirements, as amended by subsequent orders on rehearing. Under Order 704, wholesale buyers and sellers of more than 2.2 million MMBtus of physical natural gas in the previous calendar year, including natural gas gatherers and marketers, are now required to report, on May 1 of each year, aggregate volumes of natural gas purchased or sold at wholesale in the prior calendar year to the extent such transactions utilize, contribute to, or may contribute to the formation of price indices. It is the responsibility of the reporting entity to determine which individual transactions should be reported based on the guidance of Order 704. Order 704 also requires market participants to indicate whether they report prices to any index publishers, and if so, whether their reporting complies with FERC’s policy statement on price reporting. As a wholesale buyer and seller of natural gas, we are subject to the reporting requirements of Order 704.

Changes in law and to FERC policies and regulations may adversely affect the availability and reliability of firm and/or interruptible transportation service on interstate pipelines, and we cannot predict what future action FERC will take. We do not believe, however, that any regulatory changes will affect us in a way that materially differs from the way they will affect other natural gas marketers and local regulated utilities with which we compete.

Employees

We employed 137 people as of May 31, 2014. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory. From time to time we utilize the services of independent contractors and vendors to perform various services.

Facilities

Our corporate headquarters is located in Houston, Texas. We believe that our facilities are adequate for our current operations. We share our corporate headquarters with certain of our affiliates. Spark Energy Ventures is the lessee under the lease agreement covering these facilities. We pay the entire lease payment on behalf of Spark Energy Ventures and we are reimbursed by our affiliates for their share of the leased space.

Legal Proceedings

From time to time, we are a party to ongoing legal proceedings in the ordinary course of business. We do not believe the results of these proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or liquidity.

INDUSTRY

Deregulation and Retail Market Overview

Until the 1980s, generation, distribution, sales, marketing and supply of natural gas and electricity in the United States was largely conducted by local, publicly-funded companies that had no competition in their respective markets. In the 1980s and 1990s, state legislatures began passing laws designed to create competitive retail sales and supply in the natural gas markets, and the competitive restructuring of electricity markets in the United States followed approximately a decade later. According to DNV GL, electricity sales in competitive markets have increased from 259 TWh in 2003 to 757 TWh in 2013, representing an 11.3% compounded annual growth rate (“CAGR”) over the last decade.

The graph below from DNV GL highlights the increase in electricity sales in competitive markets in the United States from 2003 through 2013.

U.S. Competitive Electricity Sales Market Size (2003-2013)

Source: DNV GL Q4 2013 Retail Energy Outlook.

As of December 31, 2013, 20 states and the District of Columbia allow some form of customer choice for electricity supply (according to DNV GL) and 21 states and the District of Columbia have passed legislation or adopted programs that allow customers to purchase natural gas from retail energy companies other than the local regulated utility (according to the EIA). In states and service territories where retail competition is allowed, customers may choose from licensed providers of the energy commodity. The competition among retail energy suppliers provides a variety of service plans that give residential and commercial consumers flexibility in their energy purchases. The availability and characteristics of product offerings by retail energy companies vary widely.

The following map identifies the states that have passed legislation to create competitive markets that permit energy retailers to sell natural gas and/or electricity.

United States Electricity and Natural Gas Deregulation

Source:	DNV GL, EIA.

Energy retailers typically provide customers with a variety of fixed-price and variable-price service options for varying periods of time. In general, large commercial and industrial customers are serviced by more complex, structured energy supply contracts with terms of up to five years. By contrast, residential and small commercial customers are typically serviced by short-term, month-to-month variable-price contracts or fixed-term, fixed-price contracts with terms of up to three years. Some energy retailers focus on only one customer segment (e.g., residential), while others focus on the full spectrum of customers. Energy retailers can sell both natural gas and electricity to the same customers in states that allow retail energy sales for both commodities and where they are licensed to sell both products.

Unlike local regulated utility companies whose rates are regulated and approved by the state public utility commissions, or PUCs, energy retailers’ rates for retail natural gas and electricity supply in restructured markets are determined by a variety of factors, including, but not limited to, wholesale commodity costs, transportation and storage costs, charges by the independent system operator (“ISO”), individual customer consumption profiles, competitive forces, applicable rules and regulations and the business objectives of market participants.

Natural Gas Industry

Overview

The natural gas industry provides for the sourcing, shipping, storage and distribution of natural gas to end-use customers. There are three primary components of the natural gas industry:

Production and Processing. Natural gas is produced from domestic and international natural gas and crude oil wells, processed and then transported across North America, typically via continental and intercontinental pipelines. Most natural gas that is consumed in North America is also produced in North America, although a small percentage is imported in the form of liquefied natural gas (“LNG”). Natural gas producers sell natural gas to large end-users such as power generators (for conversion into other uses), natural gas local regulated utilities, energy retailers and others (for direct consumption).

Transportation and Storage. In North America, natural gas is shipped through national and local pipeline systems and continental pipelines to downstream markets. Natural gas can be stored in facilities located at or near the production site, along the transmission line or at delivery points. The storage facilities can either be regulated as part of the utility’s rate base or unregulated and owned by non-utility supply aggregators. In addition to utilities that own storage facilities, supply aggregators also play a wholesale market role between producers and end users by providing natural gas storage services, backstopping services and operational services.

Distribution and Delivery. Most natural gas utilities do not own their own natural gas wells, and typically operate as distribution-only entities, buying natural gas from multiple suppliers over multiple pipelines to service their customers. Natural gas local regulated utility companies sell and distribute natural gas in their franchise areas through their own distribution networks pursuant to a variety of upstream and downstream transmission pipeline, storage and distribution agreements. Local regulated utilities manage natural gas flows and are responsible for operational considerations and system expansions under their regulated mandate to deliver natural gas. The tolls charged by local regulated utilities for the transportation of natural gas through their pipeline systems are regulated by government agencies and are passed through to customers. In states with competitive natural gas supply, energy retailers are entities that market and sell natural gas to end-users, allowing customers to choose between purchasing natural gas from the energy retailer or from a local regulated utility. Energy retailers buy wholesale natural gas from a variety of sources including, but not limited to, natural gas producers, financial institutions and energy companies that actively trade natural gas. Energy retailers resell the natural gas to end-user customers at unregulated rates, in an attempt to capture the margin between the wholesale cost and the price at which they sell natural gas to customers.

Natural gas energy retailers are responsible for delivery of the natural gas to the local regulated utility city gate (e.g., the point at which the pipeline meets the local regulated utility’s local distribution network) for their customer usage. The following chart illustrates the various components and processes of the natural gas industry in the United States.

Electricity Industry

Overview

The electricity industry provides for the generation, transmission and delivery of electricity to the end-use consumer. There are three primary components of the electricity industry:

Generation. Electricity is generated at a power plant or station. Power is generated through variety of traditional methods, such as thermal (coal, natural gas and oil) and nuclear power, as well as through the use of renewable resources, including, wind, water, sunlight, biofuels and wood waste. Historically, government and private investor-owned utility companies have controlled the electricity generation component.

Transmission. After generation, high voltage transmission lines carry the electricity throughout the power system to electrical substations. In many markets, regional transmission organizations (“RTOs”) and Independent System Operators (“ISOs”) manage the electricity flows, maintain reliability and administer transmission access for the electric transmission grid in a defined region. RTOs and ISOs coordinate and monitor communications among the generator, distributor and energy retailer. Additionally, RTOs and ISOs manage the real-time electricity supply and demand. The transmission system is regulated by FERC.

Distribution and Delivery. Once electricity has been transmitted through the high voltage power grid, local regulated utilities direct the electricity to lower voltage distribution networks, which ultimately connect to the customer. These networks are comprised of lines of various voltage levels, substations, transformers and meters. These lines are regulated by PUCs and are managed by the local regulated utilities.

In states that have authorized retail competition, energy retailers market and sell electricity to end-users providing customers with an alternative to purchasing their electricity from their local regulated utility. Energy retailers typically do not generate electricity and instead buy wholesale electricity from a variety of sources, including, but not limited to, directly from a generation facility, from financial institutions, from the ISOs and RTOs, or from energy companies that actively trade power. Energy retailers then resell the electricity to end-user customers at unregulated rates, in an attempt to capture the margin between the wholesale cost and the price at which they sell the electricity to customers.

Energy retailers that sell electricity are responsible for delivery of electricity to the local regulated utility load zone, which is an aggregation of points on the transmission system at which electric energy is received or furnished at a specific price for any given hour, for their customer usage. The following chart illustrates the various components and processes of the electricity industry in the United States.

Retail Energy Market Opportunities

Low Focus of Competitors on Natural Gas

We believe that the retail energy industry has historically concentrated its efforts on the electricity side of the business with relatively less capital investment and market research being devoted to the development of retail natural gas businesses. As of December 31, 2013, only 11.2% of the eligible residential natural gas customers (according to the EIA) in the states where we operate were served by an energy retailer other than the local regulated utility. We believe this presents market entry opportunities that we intend to capitalize on by focusing our marketing and sales channels efforts on increasing our natural gas customer base in markets where we believe such efforts will increase the profitability of our business.

Low Penetration

In most competitive energy markets, the majority of residential and commercial customers have not switched to a retail energy company and continue to be served by the local regulated utility. As of December 31, 2013, only 11.2% of the eligible residential natural gas customers (according to the EIA) and only 32.9% of the eligible residential electricity customers (according to DNV GL) in the states where we operate were served by an energy retailer other than the local regulated utility or its retail affiliate. Management believes these underserved residential markets provide an opportunity for further penetration over the foreseeable future as more customers become aware of their option to choose an energy retailer other than the local regulated utility.

Existing Addressable Market in Which Spark Currently Operates

Source:	DNV GL Q4 2013 Retail Energy Outlook, EIA.

Customer Growth

Notwithstanding the low current penetration rates of energy retailers compared to local regulated utilities, according to the EIA, over the last decade, residential natural gas accounts served by competitive energy retailers have grown from approximately 3.8 million to approximately 6.6 million (5.6% CAGR) and non-residential natural gas accounts have grown from approximately 433,944 to approximately 837,365 (4.8% CAGR). According to DNV GL, over the last decade, residential electricity accounts served by competitive electricity suppliers have grown from approximately 2.3 million to approximately 16.2 million (21.8% CAGR) and non-residential electricity accounts have grown from approximately 473,000 to approximately 2.8 million (19.6% CAGR).

According to DNV GL, licensing activity for mass market retail electric suppliers over the last year across all competitive energy markets continues to maintain a substantial pace. Customer growth and licensing activity is projected to continue experiencing growth, fueled by increased consumer awareness, changing utility prices and product innovation, as well as a favorable regulatory policy environment. As a result, management believes there is a significant opportunity for competitive retailers to gain market share by offering consumers innovative product options, excellent customer service and serving as a competitive choice for their energy supply.

Electricity Accounts Switched by a Competitive Supplier

*	Current year is as of November 30, 2013, which is the most recent publicly available data.

Source: DNV GL Q4 2013 Retail Energy Outlook.

U.S. Competitive Electricity Market Size (2003-2013)

Fragmentation and Consolidation

We believe that favorable market conditions, including lower natural gas and electricity prices and low residential customer penetration, have led to an increase in the number of energy retailers in the United States. The vast majority of these new entrants are small regional energy retailers, which often experience rapid customer growth but have not historically had reliable access to capital or economies of scale to support this growth over the longer term or react to changing commodity price environments. According to DNV GL, 65 residential electricity retailers were active as of June 2013, approximately 77% (50) of which had fewer than 300,000 electricity customers, and approximately 55% (36) of which had fewer than 100,000 electricity customers.

According to DNV GL, market consolidation among the large number of competitive electricity retailers continues at a growing pace. Twenty-two acquisitions of electricity retailers, some of which also provide natural gas, and similar types of ownership transfers were completed from January 1, 2013 to September 30, 2013. Management believes that the current environment of small, private energy retailers presents significant acquisition opportunities to consolidate smaller retailers into our larger and more scalable platform and increase market share.

Retail Energy Systems

Purchase of Receivables Programs

In many of the competitive markets in the United States, the local regulated utilities provide a service to the retail energy providers whereby the local regulated utility bills the retail energy provider’s customer, collects payment from the customer and remits the payment to the retail energy provider, less a POR discount for customer credit risk. This type of program, in which the local regulated utility takes on some or all of the collection risk, is known as a “purchase of receivables” or “POR” program, and the programs vary from market to market with respect to the amount of coverage provided. Depending on the market, the retail energy providers pay the local regulated utilities a POR discount of up to 3.5% of revenue. In some markets, the utilities will limit their collections exposure through their ability to transfer a delinquent account to the retail energy provider when collections are past due for a specified period, allowing the retail energy provider to pursue its own collection efforts or return the account to the utility default service. In many markets, a dual billing system is used pursuant to which the local regulated utility bills the customer for natural gas and electricity supply. The local regulated utility generally does not provide collections assistance in dual billing systems.

Regulatory Environment

Energy retailers are governed by state and federal agencies including FERC and PUCs. Energy retailers operate as public utilities under the Federal Power Act and, if they engage in wholesale activities, they are required to have market-based rates (“MBR”) authorization from FERC in order to sell electricity in the wholesale market. MBR authorization is related to wholesale sales of electric energy, capacity and ancillary services and relates to mitigating horizontal and vertical market power.

Energy retailers are required to make quarterly filings to FERC regarding volumes of wholesale electricity (and after certain volume thresholds, natural gas) sold and to disclose any affiliate relationships. Energy retailers are generally licensed under state regulation to provide natural gas and electricity to end-use customers. The term of the license varies by state. In states where licenses expire, the energy retailer has to apply for a renewal of its license. The state PUC regulations define customer protection standards for residential and small commercial customers. Energy retailers are required to respond to any customer complaints received from the PUC or customers and to update licenses with information on an annual or as needed basis.

MANAGEMENT

Directors and Executive Officers

The following sets forth information regarding our directors and executive officers:

Name	Age	Position
W. Keith Maxwell III	49	Chairman of the Board of Directors, Director
Nathan Kroeker	40	Director, President and Chief Executive Officer
Allison Wall	41	Chief Operating Officer
Georganne Hodges	48	Chief Financial Officer
Gil Melman	48	Vice President, General Counsel and Corporate Secretary
James G. Jones II	45	Director
John Eads	64	Director
Kenneth M. Hartwick	51	Director

W. Keith Maxwell III. Mr. Maxwell serves as non-executive Chairman of the Board of Directors, and was appointed to this position in connection with the offering. Mr. Maxwell serves as the Chief Executive Officer of Spark Energy Ventures. Mr. Maxwell also serves as Chairman of the board of directors and Chief Executive Officer of Marlin Midstream GP, LLC, and as Chief Executive Officer of NuDevco Partners, LLC and Associated Energy Services, LP, each of which is affiliated with us. Prior to founding the predecessor of Spark Energy in 1999, Mr. Maxwell was a founding partner in Wickford Energy, an oil and natural gas services company, in 1994. Wickford Energy was sold to Black Hills Utilities in 1997. Prior to Wickford Energy, Mr. Maxwell was a partner in Polaris Pipeline, a natural gas producer services and midstream company sold to TECO Pipeline in 1994. In 2010, Mr. Maxwell was named Ernst & Young Entrepreneur of the Year in the Energy, Chemicals and Mining category. A native of Houston, Texas, Mr. Maxwell earned a Bachelor’s Degree in Economics from the University of Texas at Austin in 1987. Mr. Maxwell has several philanthropic interests, including the Special Olympics, Child Advocates, Salvation Army, Star of Hope and Helping a Hero. We believe that Mr. Maxwell’s extensive energy industry background, leadership experience developed while serving in several executive positions and strategic planning and oversight brings important experience and skill to our board of directors.

Nathan Kroeker. Mr. Kroeker serves as a director and also serves as our President and Chief Executive Officer. Mr. Kroeker has served as President since April 2012, and was appointed as our Chief Executive Officer in connection with this offering in April 2014. Prior to serving as our President and Chief Executive Officer, Mr. Kroeker served as our Chief Financial Officer from July 2010 to April 2012 and as the Chief Financial Officer of Marlin Midstream Partners, L.P., a midstream energy company that is affiliated with us, from July 2010 to January 2012. Prior to his employment by Spark Energy and Marlin Midstream, Mr. Kroeker was Senior Vice President, Finance, for Macquarie Energy, the global energy supply, trading and logistics division of Macquarie Bank, from December 2009 to July 2010 and was employed as the Chief Financial Officer of the retail business division of Direct Energy, a retail energy service provider, from March 2006 to August 2009, and in various other management roles in Direct Energy’s finance group from March 2004 until March 2006. Mr. Kroeker holds a Bachelor of Commerce degree from the University of Manitoba and is a licensed Chartered Accountant in Canada and a Certified Public Accountant in the state of Texas. Mr. Kroeker was selected to serve as a director because of his management expertise and his extensive financial background in the retail energy business.

Allison Wall. Ms. Wall serves as our Chief Operating Officer, a position she has held since joining Spark Energy in January 2013. Prior to joining Spark Energy, she served as the Executive Vice President and Chief Operating Officer at StarTex Power, a retail electricity provider, from September 2010 through October 2012 after serving as

Vice President, Residential at Champion Energy Services from September 2009 to September 2010. Ms. Wall served as Vice President, Operations and Vice President, Customer Care and Residential Marketing at Gexa Energy from 2004 to 2009. Ms. Wall holds a Bachelor of Science degree from Clarkson University, a Master of Science from University of North Carolina—Chapel Hill and a Master of Business Administration from Tulane University.

Georganne Hodges. Ms. Hodges serves as our Chief Financial Officer, a position she has held since November 2013. Prior to joining Spark Energy, she served as the Chief Financial Officer for Direct Energy’s retail energy business from August 2009 to October 2012 and in various other senior financial managerial roles from January 2006 to July 2009. Ms. Hodges holds a Bachelor of Business Administration in Accounting from Baylor University and is a licensed certified public accountant in the state of Texas.

Gil Melman. Mr. Melman serves as our Vice President, General Counsel and Corporate Secretary, a position he has held since February 2014. Prior to joining Spark Energy, Mr. Melman served as the General Counsel to Madagascar Oil Limited, an oil and gas exploration and production company, from August 2008 to October 2013. Prior to joining Madagascar Oil Limited, Mr. Melman acted as general counsel and in-house counsel to several energy companies and a regional private equity fund. Mr. Melman began his career practicing corporate law with the law firm of Vinson & Elkins LLP, where he represented public and private companies, investment funds and investment banking firms in mergers and acquisitions and capital markets transactions, primarily in the energy industry. Mr. Melman holds a Bachelor of Business Administration degree in Accounting from The University of Texas at Austin and a Doctor of Jurisprudence from the University of Texas at Austin School of Law.

James G. Jones II. Mr. Jones was appointed to our board of directors in connection with this offering. Prior to this offering, Mr. Jones worked at Ernst & Young LLP from 1998 to March 2014, where he most recently served as a tax partner since July 2011. Mr. Jones holds a Doctor of Jurisprudence from Louisiana State University and a Bachelor of Science in Accounting from the University of Louisiana at Monroe. Mr. Jones was selected to serve as a director because of his extensive tax and financial background as well as his management expertise.

John Eads. Mr. Eads was appointed to our board of directors in connection with this offering. Mr. Eads currently serves as President of Sierra Resources, LLC, a privately-held oil and gas company, a position he has held since 2002, where he directly supervises the negotiation and closing of all of Sierra Resources, LLC’s acquisitions and exploratory projects. Mr. Eads has been an independent producer in the oil and natural gas industry for over 37 years. Mr. Eads holds a Bachelor of Science in Mechanical Engineering from Southern Methodist University and a Masters of Business Administration from the University of Texas. Mr. Eads was selected to serve as a director because of his substantial knowledge of the natural gas industry and his business, leadership and management expertise.

Kenneth M. Hartwick. Mr. Hartwick was appointed to our board of directors in connection with this offering. Prior to this offering, Mr. Hartwick served in various roles for Just Energy Group Inc., a retail natural gas and electricity provider, most recently serving as President and Chief Executive Officer from 2004 to February 2014. Mr. Hartwick also served for Just Energy Group Inc. as President from 2006 to 2008, as Chief Financial Officer from 2004 to 2006 and as a director from 2008 to February 2014. Mr. Hartwick also served as the Chief Financial Officer of Hydro One, Inc., an energy distribution company, from 2002 to 2004. Mr. Hartwick currently serves as a director of Atlantic Power Corporation, a power generation plant operator, a position he has held since 2004. Mr. Hartwick holds an Honours of Business Administration degree from Trent University. Mr. Hartwick was selected to serve as a director because of his extensive knowledge of the retail natural gas and electricity business and his leadership and management expertise.

Composition of Our Board of Directors

Our board of directors currently consists of five members.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2015, 2016 and 2017, respectively. W. Keith Maxwell III and Kenneth M. Hartwick will be designated as Class I directors, Nathan Kroeker and John Eads will be designated as Class II directors, and James G. Jones II will be designated as a Class III director. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Director Independence

Our board of directors currently consists of five members. We have reviewed the independence of our directors using the independence standards of the NASDAQ Global Select Market and, based on this review, determined that Mr. Jones, Mr. Eads and Mr. Hartwick are independent within the meaning of the NASDAQ Global Select Market standards currently in effect and Rule 10A-3 of the Exchange Act.

Controlled Company

Because NuDevco will control more than 50% of our outstanding voting power following this offering, we will qualify as a “controlled company” as that term is defined under the corporate governance rules of the NASDAQ Global Select Market. Therefore, we may elect not to comply with certain NASDAQ corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement to have a nominating/corporate governance committee composed entirely of independent directors and a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement to have a compensation committee composed entirely of independent directors and a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating/corporate governance and compensation committees.

In light of our status as a controlled company, our board of directors has determined to take partial advantage of the controlled company exemption. Our board of directors has determined not to have a nominating and corporate governance committee and that our compensation committee will not consist entirely of independent directors. As a result, non-independent directors may among other things, appoint future members of our board of directors, resolve corporate governance issues, establish salaries, incentives and other forms of compensation for officers and other employees and administer our incentive compensation and benefit plans.

Committees of the Board of Directors

Audit Committee

We have established an audit committee. Our Audit Committee is comprised of three directors who meet the independence and other requirements of the NASDAQ and the SEC. Our Audit Committee initially consists of Messrs. Jones, Eads and Hartwick. Mr. Jones currently serves as the Chairman of the Audit Committee.

SEC rules also require that we disclose whether or not our audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We have determined that each of Messrs. Jones and Hartwick satisfies the definition of “audit committee financial expert.” Additionally, each member of our audit committee meets the requirements of financial literacy under the requirements of the NASDAQ Global Select Market and SEC rules and regulations.

The Audit Committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The Audit Committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The Audit Committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the Audit Committee.

Compensation Committee

We have established a compensation committee. Our compensation committee currently consists of three directors who are “independent” as such term is defined under the rules of the SEC and the NASDAQ Global Select Market as well as one director who does not satisfy the definition of “independent.” Our compensation committee initially consist of Messrs. Maxwell, Jones, Eads and Hartwick. Mr. Hartwick currently serves as the Chairman of the Compensation Committee. This committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee will also administer our incentive compensation and benefit plans.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Conduct

Our board of directors has adopted a code of conduct applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of NASDAQ. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of NASDAQ.

EXECUTIVE COMPENSATION

Overview

We are currently considered an emerging growth company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures. Further, our reporting obligations extend only to the individuals serving as our chief executive officer and our two other most highly compensated executive officers. For fiscal year 2013, our named executive officers (“NEOs”) were W. Keith Maxwell III, our Chief Executive Officer, Nathan Kroeker, our President, and Allison Wall, our Chief Operating Officer. Mr. Kroeker was appointed as our President and Chief Executive Officer in April 2014.

Summary Compensation Table

The following table summarizes the compensation amounts expensed by us for our NEOs for the fiscal year ended December 31, 2013. During 2013, there were no stock awards or option awards.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)		Total ($)
W. Keith Maxwell III, Chief Executive Officer(1)	2013	$—	$—	$—		$—

Nathan Kroeker President	2013	408,417	183,241	16,492	(2)	608,150

Allison Wall Chief Operating Officer	2013	252,167	50,000	9,670	(3)	311,837

(1)	We did not pay or accrue any amounts in relation to compensation for Mr. Maxwell for 2013. Mr. Maxwell is employed and compensated by NuDevco Partners, LLC, and received no additional compensation for services rendered to us.

(2)	Includes $10,192 of matching contributions to the Company’s 401(k) plan made by the Company for Mr. Kroeker’s benefit, and $6,300 of life insurance premiums paid by the Company on a life insurance policy for Mr. Kroeker’s benefit.

(3)	Includes $9,607 of matching contributions to the Company’s 401(k) plan made by the Company for Ms. Wall’s benefit, and $63 of life insurance premiums paid by the Company on a life insurance policy for Ms. Wall’s benefit.

Narrative Disclosure to the Summary Compensation Table

Mr. Maxwell devoted only a portion of his working time to our business in 2013 and is employed by NuDevco Partners, LLC. We did not pay or accrue any amounts in relation to compensation for Mr. Maxwell in 2013, and Mr. Maxwell received no additional compensation for services rendered to us. For 2013, the principal elements of compensation provided to the NEOs other than Mr. Maxwell were base salaries, annual cash bonuses, and retirement, health, welfare and additional benefits.

Base Salary. Base salaries are generally set at levels deemed necessary to attract and retain individuals with superior talent commensurate with their relative expertise and experience.

Annual Cash Bonuses. Annual cash incentive awards are used to motivate and reward our executives. Annual cash incentive awards are determined on a discretionary basis and are generally based on individual and company performance. Unless otherwise determined, awards have historically been subject to an individual’s continued employment through the date of payment of the award.

All Other Compensation. In addition to the compensation discussed above, we also provide other benefits to the NEOs, including the following:

—	retirement benefits to match competitive practices in our industry, including participation in a 401(k) plan; and

—	benefits, including medical, dental, vision, flexible spending accounts, paid time off, life insurance and disability coverage, which are also provided to all other eligible employees.

Outstanding Equity Awards at 2013 Year End

Although we intend to grant equity awards under the LTIP (as described below) in connection with this offering, as of year end 2013, none of the NEOs held outstanding equity awards.

Employment, Severance and Change in Control Arrangements

We have not entered into any employment, severance, change in control or similar agreements with any of our NEOs, nor are we otherwise currently responsible for any payment upon the termination of any of our NEOs or upon our change in control.

Compensation Following this Offering

In connection with this offering we intend to adopt the Spark Energy, Inc. Long-Term Incentive Plan (the “LTIP”) for the employees, consultants and the directors of our company and its affiliates who perform services for us. The description of the LTIP set forth below is a summary of the material features of the plan. This summary is qualified in its entirety by reference to the LTIP, a copy of which has been filed as Exhibit 10.3 to this registration statement. The purpose of the LTIP is to provide a means to attract and retain individuals to serve as our directors, employees and consultants who will provide services to us by affording such individuals a means to acquire and maintain ownership of awards, the value of which is tied to the performance of our Class A common stock. In connection with this offering, we expect to grant restricted stock units to our non-employee directors and certain of our officers, employees and employees of certain of our affiliates who perform services for us valued at an aggregate of approximately $7.7 million under our long-term incentive plan. The initial restricted stock unit awards will generally vest ratably over three or four years commencing on May 4, 2015 and will include tandem dividend equivalents which will vest upon the same schedule.

The LTIP will provide for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws (“incentive options”); (ii) stock options that do not qualify as incentive stock options (“nonstatutory options,” and together with incentive options, “options”); (iii) restricted stock awards (“restricted stock awards”); (iv) restricted stock units (“restricted stock units” or “RSUs”); (v) bonus stock (“bonus stock awards”); (vi) performance awards (“performance awards”); and (vii) annual incentive awards (“annual incentive awards”) (collectively referred to as “awards”).

Administration

The compensation committee of our board of directors will administer the LTIP pursuant to its terms and all applicable state, federal or other rules or laws, except in the event that our board of directors chooses to take action under the LTIP. The LTIP administrator will have the power to determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of our common stock), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the exercise terms of an option, delegate duties under the LTIP and execute all other responsibilities permitted or required under the LTIP. The LTIP administrator shall be limited in its administration of the LTIP only in the event that a performance award or annual incentive award intended to comply with section 162(m) of the Code requires the compensation committee to be composed solely of “outside” directors at a time when not all directors are considered “outside” directors for purposes of section 162(m) of the Code; at such time any director that is not qualified to grant or administer such an award will recuse himself from the compensation committee’s actions with regard to that award.

Securities to be Offered

The maximum aggregate number of shares of common stock that may be issued pursuant to any and all awards under the LTIP shall not exceed 1,375,000 shares, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or the expiration of awards, as provided under the LTIP.

If common stock subject to any award is not issued or transferred, or ceases to be issuable or transferable for any reason, including (but not exclusively) because shares are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an award or because an award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common stock or is otherwise terminated without a delivery of shares, those shares of common stock will again be available for issue, transfer or exercise pursuant to awards under the LTIP to the extent allowable by law.

Options. We may grant options to eligible persons including: (i) incentive options (only to our employees or those of our subsidiaries) which comply with section 422 of the Code; and (ii) nonstatutory options. The exercise price of each option granted under the LTIP will be stated in the option agreement and may vary; however, the exercise price for an option must not be less than the fair market value per share of common stock as of the date of grant (or 110% of the fair market value for certain incentive options), nor may the option be re-priced without the prior approval of our stockholders. Options may be exercised as the compensation committee determines, but not later than ten years from the date of grant. The compensation committee will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the compensation committee, payment in common stock, other awards or other property) and the methods and forms in which common stock will be delivered to a participant.

Stock appreciation rights (“SARs”) may be awarded in connection with an option (or as SARs that stand alone, as discussed below). SARs awarded in connection with an option will entitle the holder, upon exercise, to surrender the related option or portion thereof relating to the number of shares for which the SAR is exercised. The surrendered option or portion thereof will then cease to be exercisable. Such SAR is exercisable or transferable only to the extent that the related option is exercisable or transferable.

SARs. A SAR is the right to receive a share of Class A common stock, or an amount equal to the excess of the fair market value of one share of the Class A common stock on the date of exercise over the grant price of the SAR, as determined by the compensation committee. The exercise price of a share of Class A common stock subject to the SAR shall be determined by the compensation committee, but in no event shall that exercise price be less than the fair market value of the Class A common stock on the date of grant. The compensation committee will have the discretion to determine other terms and conditions of a SAR award.

Restricted stock awards. A restricted stock award is a grant of shares of Class A common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the compensation committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the compensation committee. Except as otherwise provided under the terms of the LTIP or an award agreement, the holder of a restricted stock award will have rights as a Class A common stockholder, including the right to vote the Class A common stock subject to the restricted stock award or to receive dividends on the Class A common stock subject to the restricted stock award during the restriction period. The compensation committee shall provide, in the restricted stock award agreement, whether the restricted stock will be forfeited and reacquired by us upon certain terminations of employment. Unless otherwise determined by the compensation committee, Class A common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock award with respect to which such Class A common stock or other property has been distributed.

Restricted stock units. RSUs are rights to receive Class A common stock, cash, or a combination of both at the end of a specified period. The compensation committee may subject RSUs to restrictions (which may include a risk of forfeiture) to be specified in the RSU award agreement, and those restrictions may lapse at such times determined by the compensation committee. Restricted stock units may be settled by delivery of Class A common stock, cash equal to the fair market value of the specified number of shares of Class A common stock covered by the RSUs, or any combination thereof determined by the compensation committee at the date of grant or thereafter. Dividend equivalents on the specified number of shares of Class A common stock covered by RSUs may be paid on a current, deferred or contingent basis, as determined by the compensation committee on or following the date of grant.

Bonus stock awards. The compensation committee will be authorized to grant Class A common stock as a bonus stock award. The compensation committee will determine any terms and conditions applicable to grants of Class A common stock, including performance criteria, if any, associated with a bonus stock award.

Performance awards and annual incentive awards. The compensation committee may designate that certain awards granted under the LTIP constitute “performance” awards. A performance award is any award the grant, exercise or settlement of which is subject to one or more performance standards. An annual incentive award is an award based on a performance period of the fiscal year, and is also conditioned on one or more performance standards. One or more of the following business criteria for the company, on a consolidated basis, and/or for specified subsidiaries, may be used by the compensation committee in establishing performance goals for such performance awards or annual incentive awards: (i) earnings per share; (ii) increase in revenues; (iii) increase in cash flow; (iv) increase in cash flow from operations; (v) increase in cash flow return; (vi) return on net assets; (vii) return on assets; (viii) return on investment; (ix) return on capital; (x) return on equity; (xi) economic value added; (xii) operating margin; (xiii) contribution margin; (xiv) net income; (xv) net income per share; (xvi) pretax earnings; (xvii) pretax operating earnings after interest expense and before incentives, service fees and extraordinary or special items; (xviii) pretax earnings before interest, depreciation and amortization; (xix) total stockholder return; (xx) debt reduction; (xxi) market share; (xxii) change in the fair market value of the Class A common stock; (xxiii) operating income; (xxiv) lease operating expenses; (xxv) Adjusted EBITDA; (xxvi) Retail Gross Margin; or (xxvii) Margin under Contract. The compensation committee may exclude the impact of any of the following events or occurrences which the compensation committee determines should appropriately be excluded: (i) asset write-downs; (ii) litigation, claims, judgments or settlements; (iii) the effect of changes in tax law or other such laws or regulations affecting reported results; (iv) accruals for reorganization and restructuring programs; (v) any extraordinary, unusual or nonrecurring items as described in the Accounting Standards Codification Topic 225, as the same may be amended or superseded from time to time; (vi) any change in accounting principles as defined in the Accounting Standards Codification Topic 250, as the same may be amended or superseded from time to time; (vii) any loss from a discontinued operation as described in the Accounting Standards Codification Topic 360, as the same may be amended or superseded from time to time;

(viii) goodwill impairment charges; (ix) operating results for any business acquired during the calendar year; (x) third party expenses associated with any acquisition by us or any subsidiary; and (xi) to the extent set forth with reasonable particularity in connection with the establishment of performance goals, any other extraordinary events or occurrences identified by the compensation committee. The compensation committee may also use any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the compensation committee including, but not limited to, the Standard & Poor’s 500 stock index or a group of comparable companies.

Tax withholding. At our discretion, subject to conditions that the compensation committee may impose, a participant’s minimum statutory tax withholding with respect to an award may be satisfied by withholding from any payment related to an award or by the withholding of shares of Class A common stock issuable pursuant to the award based on the fair market value of the shares.

Merger, recapitalization or change in control. If any change is made to our capitalization, such as a stock split, stock combination, stock dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the compensation committee in the shares subject to an award under the LTIP. We will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the exercisability of options or SARs, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award we feel is appropriate in light of the specific transaction.

Director Compensation

We did not award any compensation to our non-employee individual directors during 2013. Going forward, our board of directors believes that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of our company. Our board of directors also believes that the compensation package for our non-employee directors should require a significant portion of the total compensation package to be equity-based to align the interest of these directors with our stockholders.

Directors who are also our employees will not receive any additional compensation for their service on our board of directors.

As the Chairman of the Board of Directors, Mr. Maxwell will be paid annual director fees of $250,000.00 effective upon the closing of this offering. As indicated above, Mr. Maxwell is employed and compensated by NuDevco Partners, LLC and he did not receive additional compensation for services provided as a director in 2013.

It is expected that following this offering our non-employee directors other than Mr. Maxwell will receive a cash retainer in an amount equal to $75,000 per year plus an additional $10,000 annual cash retainer for directors who serve as a committee chairperson. In addition, in connection with this offering, each of our non-employee directors is expected to receive a grant of restricted stock units with respect to 3,750 shares of our common stock, which will vest on May 4, 2015 and will include tandem dividend equivalents which will vest upon the same schedule.

We expect that each director will be reimbursed for: (i) travel and miscellaneous expenses to attend meetings and activities of our board of directors or its committees; (ii) travel and miscellaneous expenses related to such director’s participation in general education and orientation program for directors; and (iii) travel and miscellaneous expenses for each director’s spouse who accompanies a director to attend meetings and activities of our board of directors or any of our committees.

CORPORATE REORGANIZATION

Incorporation of Spark Energy, Inc.

Spark Energy, Inc. was incorporated by Spark Energy Ventures as a Delaware corporation in April 2014. Spark HoldCo, LLC was formed by Spark Energy Ventures as a Delaware limited liability company in April 2014. Spark Energy Ventures formed NuDevco in May 2014 to hold its investment in Spark Energy, Inc. and Spark HoldCo. In connection with the completion of this offering and following the transactions related thereto that are described below, (i) Spark Energy, Inc. will be a holding company whose sole material asset will consist of a managing membership interest in Spark HoldCo and (ii) Spark HoldCo will own all of the outstanding membership interests in each of SEG and SE, the operating subsidiaries through which we operate. After the consummation of this offering and the transactions described in this prospectus, Spark Energy, Inc. will be the sole managing member of Spark HoldCo, will be responsible for all operational, management and administrative decisions relating to Spark HoldCo’s businesses and will consolidate the financial results of Spark HoldCo and its subsidiaries.

Prior to the completion of this offering, the following have occurred or will occur:

—	SEG and SE were converted from limited partnerships into limited liability companies;

—	SEG, SE and an affiliate will enter into an interborrower agreement, pursuant to which such affiliate will agree to be solely responsible for $29.0 million of outstanding indebtedness under our current credit facility, under which SEG, SE and the affiliate are co-borrowers, and SEG and SE will agree to be solely responsible for the remaining $10.0 million of indebtedness outstanding under our current credit facility;

—	NuDevco Retail Holdings will contribute all of its interests in SEG and SE to Spark HoldCo in exchange for all of the outstanding units of Spark HoldCo (the “Spark HoldCo units”) and will transfer 1% of those Spark HoldCo units to NuDevco Retail;

—	NuDevco Retail Holdings will transfer Spark HoldCo units having a value of $50,000 to Spark Energy, Inc. in exchange for a promissory note from Spark Energy, Inc. in the principal amount of $50,000 (the “NuDevco Note”), and the limited liability company agreement of Spark HoldCo will be amended and restated to admit Spark Energy, Inc. as its sole managing member; and

—	Spark Energy, Inc. will issue 10,750,000 shares of Class B common stock to Spark HoldCo, 10,612,500 of which Spark HoldCo will distribute to NuDevco Retail Holdings, and 137,500 of which Spark HoldCo will distribute to NuDevco Retail.

Immediately prior to the consummation of the offering and following the transactions described above, (i) NuDevco will own 13,747,222 Spark HoldCo units and all of the outstanding shares of Class B common stock of Spark Energy, Inc., (ii) Spark Energy, Inc. will own the managing member interest in Spark HoldCo and 2,778 Spark HoldCo units, and (iii) Spark HoldCo will wholly own SEG and SE. Spark Energy, Inc. will offer 3,000,000 newly-issued shares of Class A common stock hereby to the public (or 3,450,000 shares if the underwriters exercise their option to purchase additional shares in full) and will use the net proceeds from this offering to purchase 2,997,222 Spark HoldCo units (or 3,447,222 Spark HoldCo units if the underwriters exercise their option to purchase additional shares in full) from NuDevco Retail Holdings and to repay the NuDevco Note. In connection with any exercise of the underwriters’ option to purchase additional shares of Class A common stock and our use of the proceeds from the exercise of that option to purchase additional Spark HoldCo units from NuDevco Retail Holdings, a corresponding number of shares of Class B common stock owned by NuDevco Retail Holdings will be cancelled. After giving effect to these transactions and this offering, Spark Energy, Inc. will own an approximate 21.82% interest in Spark HoldCo (or 25.09% if the underwriters’ option to purchase additional shares is exercised in full), NuDevco Retail Holdings will own an approximate 77.18% interest in Spark HoldCo and 10,612,500 shares of Class B common stock (or a 73.91% interest in Spark HoldCo and 10,162,500 shares of Class B common stock if the underwriters’ option to purchase additional shares is exercised in full) and NuDevco Retail will own a 1% interest in Spark HoldCo and 137,500 shares of Class B common stock. See “Use of Proceeds” and “Principal Stockholders.” Following the offering, Spark Energy Ventures will distribute its 100% interest in NuDevco Retail Holdings to NuDevco Partners Holdings, LLC. The distribution will result in NuDevco Retail Holdings being a direct wholly owned subsidiary of NuDevco Partners Holdings, LLC. Spark Energy Ventures will remain a wholly owned subsidiary of NuDevco Partners Holdings and, following the distribution, will not beneficially own any Class B common stock.

In connection with the closing of the offering, we expect to enter into a new $70.0 million senior secured revolving credit facility, which we refer to as our new revolving credit facility. We will borrow approximately $10.0 million under our new revolving credit facility at the closing of this offering to repay in full the portion of outstanding indebtedness under our current credit facility that SEG and SE have agreed to be responsible for pursuant to an interborrower agreement between SEG, SE and an affiliate. The remainder of indebtedness outstanding under our current credit facility will be paid down by our affiliate with its own funds in connection with the closing of this offering pursuant to the terms of the interborrower agreement. Following this repayment, our current credit facility will be terminated. For more information regarding our new revolving credit facility, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Historical Cash Flows—Credit Facility.”

Each share of Class B common stock, all of which will initially be held by NuDevco, has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. Please see “Description of Capital Stock.” We do not intend to list Class B common stock on any stock exchange.

NuDevco will have the right to exchange (the “Exchange Right”) all or a portion of its Spark HoldCo units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or cash at Spark Energy, Inc.’s or Spark HoldCo’s election (the “Cash Option”)) at an exchange ratio of one share of Class A common stock for each Spark HoldCo unit (and corresponding share of Class B common stock) exchanged, as described under “Certain Relationships and Related Party Transactions—Spark HoldCo LLC Agreement.” In addition, NuDevco will have the right, under certain circumstances, to cause us to register the offer and resale of its shares of Class A common stock obtained pursuant to the Exchange Right as described under “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We will enter into a Tax Receivable Agreement with Spark HoldCo, NuDevco Retail Holdings and NuDevco Retail. This agreement will generally provide for the payment by Spark Energy, Inc. to NuDevco of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Spark Energy, Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increases resulting from the purchase by Spark Energy, Inc. of Spark HoldCo units from NuDevco Retail Holdings prior to or in connection with this offering, (ii) any tax basis increases resulting from the exchange of Spark HoldCo units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of Spark HoldCo units for cash pursuant to the Cash Option) and (iii) any imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Spark Energy, Inc. will retain the benefit of the remaining 15% of these tax savings. Spark Energy, Inc. may be required to defer or partially defer any payment due to the holders of rights under the Tax Receivable Agreement in certain circumstances during the five-year period commencing on October 1, 2014. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The following diagrams indicate our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised).

Organization Structure Following this Offering

Offering

Only Class A common stock will be sold to investors pursuant to this offering. Immediately following this offering, there will be 3,000,000 shares of Class A common stock issued and outstanding and 10,750,000 shares of Class A common stock reserved for exchanges of Spark HoldCo units and a corresponding number of shares of Class B common stock pursuant to the Spark HoldCo LLC Agreement.

We estimate that our net proceeds from this offering will be approximately $46.7 million after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the proceeds to us will be approximately $54.3 million, after deducting underwriting discounts and commissions and structuring fees and estimated offering expenses. We intend to use net proceeds of this offering of approximately $46.7 million (or approximately $54.3 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to acquire Spark HoldCo units representing approximately 21.82% (or approximately 25.09% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the outstanding Spark HoldCo units after this offering, from NuDevco and to repay the NuDevco Note. See “Use of Proceeds.”

As a result of the corporate reorganization and the offering described above (and prior to any exchanges of Spark HoldCo units):

—	the investors in this offering will collectively own 3,000,000 shares of Class A common stock (or 3,450,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

—	Spark Energy, Inc. will hold 3,000,000 Spark HoldCo units (or 3,450,000 Spark HoldCo units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

—	NuDevco will hold 10,750,000 shares of Class B common stock and a corresponding number of Spark HoldCo units (or 10,300,000 shares of Class B common stock and 10,300,000 Spark HoldCo units if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

—	the investors in this offering will collectively hold 21.82% of the voting power in us (or 25.09% of the voting power in us if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

—	NuDevco will hold 78.18% of the voting power in us (or 74.91% of the voting power in us if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Holding Company Structure

Our post-offering organizational structure will allow NuDevco to retain its equity ownership in Spark HoldCo, a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A common stock in us, and we are classified as a domestic corporation for U.S. federal income tax purposes. We believe that NuDevco finds it advantageous to hold its equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. The ultimate owner of NuDevco will generally incur U.S. federal, state and local income taxes on its proportionate share of any taxable income of Spark HoldCo.

In addition, pursuant to our certificate of incorporation and the Spark HoldCo LLC Agreement, our capital structure and the capital structure of Spark HoldCo will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the Spark HoldCo units and our Class A common stock, among other things.

The holders of Spark HoldCo units, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Spark HoldCo and will be allocated their proportionate share of any taxable loss of Spark HoldCo. The Spark HoldCo LLC Agreement provides, to the extent cash is available, for distributions pro rata to the holders of Spark HoldCo units such that we receive an amount of cash sufficient to cover the estimated taxes payable by us.

We may accumulate cash balances in future years resulting from distributions from Spark HoldCo exceeding our tax liabilities and our obligations to make payments under the Tax Receivable Agreement. To the extent we do not distribute such cash balances as a dividend on our Class A common stock and instead decide to hold or recontribute such cash balances to Spark HoldCo for use in our operations, Spark HoldCo unitholders who exchange their Spark HoldCo units for Class A common stock in the future could also benefit from any value attributable to any such accumulated cash balances.

We will enter into a Tax Receivable Agreement with NuDevco Retail Holdings, NuDevco Retail and Spark HoldCo. This agreement generally provides for the payment by Spark Energy, Inc. to NuDevco of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Spark Energy, Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increases resulting from the purchase by Spark Energy, Inc. of Spark HoldCo units from NuDevco Retail Holdings prior to or in connection with this offering, (ii) the tax basis increases resulting from the exchange of Spark HoldCo units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of Spark HoldCo units for cash pursuant to the Cash Option) and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. Spark Energy, Inc. will retain the benefit of the remaining 15% of these cash savings. Spark Energy, Inc. may be required to defer or partially defer any payment due to the holders of rights under the Tax Receivable Agreement in certain circumstances during the five-year period commencing on October 1, 2014. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Spark HoldCo LLC Agreement

The Spark HoldCo LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Spark HoldCo LLC Agreement is qualified in its entirety by reference thereto.

In accordance with the terms of the Spark HoldCo LLC Agreement, NuDevco will generally have the right to exchange its Spark HoldCo units (and a corresponding number of shares of our Class B common stock) for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each Spark HoldCo unit (and corresponding share of Class B common stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. At Spark HoldCo’s option, Spark HoldCo may give NuDevco cash in an amount equal to the Cash Election Amount of the shares of Class A common stock instead. We are obligated to facilitate an exchange for shares of Class A common stock through a contribution of shares of Class A common stock to Spark HoldCo LLC or, alternatively, we have the right to acquire the subject Spark HoldCo units and corresponding shares of Class B common stock from NuDevco by paying, at our option, either (x) the number of shares of Class A common stock NuDevco would have received in the proposed exchange or (y) cash in an amount equal to the Cash Election Amount of such shares of Class A common stock. “Cash Election Amount” means, with respect to the shares of Class A common stock to be delivered to NuDevco by Spark HoldCo pursuant to the Spark HoldCo LLC Agreement, (i) if our Class A common stock is then admitted to trading on a national securities exchange, the amount that would be received if the number of shares of Class A common stock to which NuDevco would otherwise be entitled were sold at a per share price equal to the trailing 30-day volume weighted average price of a share of Class A common stock on such exchange, or (ii) in the event shares of Class A common stock are not then admitted to trading on a national securities exchange, the value that would be obtained in an arm’s length transaction for cash between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to purchase or sell, respectively, and without regard to the particular circumstances of the buyer and the seller, as determined by us. As NuDevco exchanges its Spark HoldCo units, our membership interest in Spark HoldCo will be correspondingly increased, and the number of shares of Class B common stock held by NuDevco will be correspondingly reduced.

Under the Spark HoldCo LLC Agreement, we have the right to determine when distributions will be made to the holders of Spark HoldCo units and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the holders of Spark HoldCo units on a pro rata basis in accordance with their respective percentage ownership of Spark HoldCo units. The Spark HoldCo LLC Agreement provides, to the extent Spark HoldCo has available cash and is not prevented by restrictions in any of its credit agreements, for distributions pro rata to the holders of Spark HoldCo units such that we receive an amount of cash sufficient to fund the targeted quarterly dividend we intend to pay to holders of our Class A common stock and payments under the Tax Receivable Agreement we will enter into with Spark HoldCo, NuDevco Retail Holdings and NuDevco Retail.

The holders of Spark HoldCo units, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Spark HoldCo and will be allocated their proportionate share of any taxable loss of Spark HoldCo. Net profits and net losses of Spark HoldCo generally will be allocated to holders of Spark HoldCo units on a pro rata basis in accordance with their respective percentage ownership of Spark HoldCo units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. The Spark HoldCo LLC Agreement provides, to the extent cash is available, for distributions pro rata to the holders of Spark HoldCo units such that we receive an amount of cash sufficient to cover the estimated taxes payable by us.

In addition, if the cumulative amount of U.S., federal, state or local taxes payable by us exceeds the amount of the tax distribution to us, Spark HoldCo will make advances to us in an amount necessary to enable us to fully pay these tax liabilities. Such advances will be repayable, without interest, solely from (i.e., by offset against) future distributions by Spark HoldCo to us.

The Spark HoldCo LLC Agreement will provide that, except as otherwise determined by us, at any time we issue a share of our Class A common stock or any other equity security, the net proceeds received by us with respect to such issuance, if any, shall be concurrently invested in Spark HoldCo, and Spark HoldCo shall issue to us one Spark HoldCo unit or other economically equivalent equity interest. Conversely, if at any time, any shares of our Class A common stock are redeemed, repurchased or otherwise acquired, Spark HoldCo shall redeem, repurchase or otherwise acquire an equal number of Spark HoldCo units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Spark HoldCo will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Spark HoldCo will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Spark HoldCo, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to its members in proportion to the number of Spark HoldCo units owned by each of them.

The Spark HoldCo LLC Agreement will also provide that Spark HoldCo will pay certain of Spark Energy Inc.’s expenses attributable to its status as a public company. Such expenses include, but are not limited to, accounting and legal fees, independent director compensation, director and officer liability insurance expense, Sarbanes-Oxley compliance, transfer agent and registrar fees, tax return preparation, investor relations expense, SEC and NASDAQ compliance fees and the fees and expenses of other service providers that provide services to Spark Energy, Inc. in connection with its obligations as a publicly-traded company.

Tax Receivable Agreement

As described above in “Corporate Reorganization—Incorporation of Spark Energy,” Spark Energy, Inc. will purchase Spark HoldCo units from NuDevco Retail Holdings prior to or in connection with this offering. In addition, as described in “—Spark HoldCo LLC Agreement” above, in the future, NuDevco (and its permitted transferees) may exchange its Spark HoldCo units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or for cash pursuant to the Cash Option). Spark HoldCo intends to make an election under Section 754 of the Code that will be effective for the initial tax year and for each taxable year in which an exchange of Spark HoldCo units (and corresponding shares of Class B common stock) for shares of Class A common stock pursuant to the Exchange Right (or an exchange of Spark HoldCo units for cash pursuant to the Cash Option) occurs. Pursuant to the Section 754 election, each exchange of Spark HoldCo units for shares of Class A common stock (as well as any exchange of Spark HoldCo units for cash) is expected to result in an adjustment to the tax basis of the tangible and intangible assets of Spark HoldCo, and these adjustments will be allocated to us. Adjustments to the tax basis of the tangible and intangible assets of Spark HoldCo described above would not have been available absent these exchanges of Spark HoldCo units. The anticipated basis adjustments are expected to increase (for tax purposes) our depreciation, depletion and amortization deductions and may also decrease our gains (or increase our losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that we would otherwise be required to pay in the future.

We will enter into a Tax Receivable Agreement with Spark HoldCo, NuDevco Retail Holdings and NuDevco Retail.

This agreement generally provides for the payment by us to NuDevco of 85% of the net cash savings, if any, in

U.S. federal, state and local income tax or franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increases resulting from the purchase by Spark Energy, Inc. of Spark HoldCo units from NuDevco Retail Holdings prior to or in connection with this offering, (ii) the tax basis increases resulting from the exchange of Spark HoldCo units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of Spark HoldCo units for cash pursuant to the Cash Option) and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Spark HoldCo. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or have expired, unless Spark HoldCo exercises its right to terminate the Tax Receivable Agreement.

In certain circumstances, Spark Energy, Inc. may be required to defer or partially defer any payment due to the holders of rights under the Tax Receivable Agreement, which will initially be, and for purposes of this disclosure we have assumed will be, NuDevco Retail Holdings and NuDevco Retail. As described elsewhere in this prospectus, no TRA Payment will be made during 2014, and any future TRA Payments due with respect to a given taxable year are expected to be paid in December of the subsequent calendar year.

During the five-year period commencing October 1, 2014, Spark Energy, Inc. will defer all or a portion of any TRA Payment owed pursuant to the Tax Receivable Agreement to the extent that Spark HoldCo does not generate sufficient Cash Available for Distribution (as defined below) during the four-quarter period ending September 30th of the applicable year in which the TRA Payment is to be made in an amount that equals or exceeds 130% (the “TRA Coverage Ratio”) of the Total Distributions (as defined below) paid in such four-quarter period by Spark HoldCo. For purposes of computing the TRA Coverage Ratio:

—	“Cash Available for Distribution” is generally defined as the Adjusted EBITDA of Spark HoldCo for the applicable period, less (i) cash interest paid by Spark HoldCo, (ii) capital expenditures of Spark HoldCo (exclusive of customer acquisition costs) and (iii) any taxes payable by Spark HoldCo; and

—	“Total Distributions” are defined as the aggregate distributions necessary to cause Spark Energy, Inc. to receive distributions of cash equal to (i) the targeted quarterly distribution we intend to pay to holders of our Class A common stock payable during the applicable four-quarter period, plus (ii) the estimated taxes payable by us during such four-quarter period, plus (iii) the expected TRA Payment payable during the calendar year for which the TRA Coverage Ratio is being tested.

In the event that the TRA Coverage Ratio is not satisfied in any calendar year, Spark Energy, Inc. will defer all or a portion of the TRA Payment to NuDevco under the Tax Receivable Agreement to the extent necessary to permit Spark HoldCo to satisfy the TRA Coverage Ratio (and Spark HoldCo is not required to make and will not make the pro rata distributions to its members with respect to the deferred portion of the TRA Payment). If the TRA Coverage Ratio is satisfied in any calendar year, Spark Energy, Inc. will pay NuDevco the full amount of the TRA Payment.

Following the five-year deferral period, Spark Energy Inc. will be obligated to pay any outstanding deferred TRA Payments (x) to the extent such deferred TRA Payments do not exceed (i) the lesser of Spark Energy Inc.’s proportionate share of aggregate Cash Available for Distribution of Spark HoldCo during the five-year deferral period or the cash distributions actually received by Spark Energy Inc. during the five-year deferral period, reduced by (ii) the sum of (a) the aggregate target quarterly dividends (which, for the purposes of the Tax Receivable

Agreement, will be $0.3625 per share per quarter) during the five-year deferral period, (b) Spark Energy Inc.’s estimated taxes during the five-year deferral period, and (c) all prior TRA Payments and (y) if with respect to the quarterly period during which the deferred TRA Payment is otherwise paid or payable, Spark HoldCo has or reasonably determines it will have amounts necessary to cause Spark Energy, Inc. to receive distributions of cash equal to the target quarterly distribution payable during that quarterly period. Any portion of the deferred TRA Payments not payable due to these limitations will no longer be payable.

Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges, the price of Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the Tax Receivable Agreement constituting imputed interest or depreciable or amortizable basis. We expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payment (as described below) would be approximately $66.9 million (calculated using a discount rate equal to the 30-year LIBOR swap rate plus 200 basis points). The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to these estimates. Moreover, there may be a substantial negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to us by Spark HoldCo are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid our taxes and other obligations. Please see “Risk Factors—Risks Related to the Offering and our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.” The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Spark HoldCo or us.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”) to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under it, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below, (ii) our failure to honor any other material obligation under it, including the restriction on our ability to make distributions to holders of Class A common stock in excess of the initial targeted quarterly distribution while any TRA Payment is due and payable but unpaid, or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the Tax Receivable Agreement will be accelerated and will become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the Tax Receivable Agreement.

Additionally, we have the right to terminate the Tax Receivable Agreement. If we elect to terminate the Tax Receivable Agreement early or it is terminated early due to certain mergers or other changes of control, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits subject to the Tax Receivable Agreement, which calculation of anticipated future tax benefits will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumption that we have sufficient taxable income to fully utilize such benefits and that any Spark HoldCo units that NuDevco or its permitted transferees own on the termination date are deemed to be exchanged on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of such future benefits and significantly exceed our realized tax savings.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by NuDevco under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange of Spark HoldCo units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange of Spark HoldCo units may increase NuDevco’s tax liability without giving rise to any rights of NuDevco to receive payments under the Tax Receivable Agreement.

Payments are generally due under the Tax Receivable Agreement within 30 days following the finalization of the schedule with respect to which the payment obligation is calculated, although interest on such payments will begin to accrue from the due date (without extensions) of such tax return until the payment is made at a rate equal to the one-year LIBOR rate plus 200 basis points. Except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest at a rate equal to the one-year LIBOR rate plus 500 basis points; provided, however, that interest will accrue at a rate equal to the one-year LIBOR rate plus 200 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. In addition, as described above, we may be required to defer or partially defer payments under the Tax Receivable Agreement in certain circumstances during the five-year period commencing on October 1, 2014.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Spark HoldCo to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement; this ability, in turn, may depend on the ability of Spark HoldCo’s subsidiaries to make distributions to it. The ability of Spark HoldCo and its subsidiaries to make such distributions will be subject to, among other things, the applicable provisions of Delaware law that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Spark HoldCo and/or its subsidiaries. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with NuDevco Retail Holdings and NuDevco Retail. We expect that the agreement will contain provisions by which we will agree to register under the federal securities laws the sale of any shares of our Class A common stock received by NuDevco or certain of its affiliates pursuant to the Exchange Right. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current and future directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Interborrower Agreement

Prior to the completion of this offering, Spark Energy Ventures, Spark Energy Holdings, LLC, SEG, SE and AES will enter into an interborrower agreement, pursuant to which AES will agree to be solely responsible for and repay at the closing of this offering $29.0 million of outstanding indebtedness under our current credit facility, under which SEG, SE and AES are co-borrowers, and SEG and SE will agree to be solely responsible for, and repay, the remaining $10.0 million of indebtedness outstanding under our current credit facility.

Historical Transactions with Affiliates

W. Keith Maxwell III, one of our directors, is the sole member of NuDevco Partners, LLC (“NuDevco Partners”), which is in turn the sole member of NuDevco Partners Holdings, LLC (“NuDevco Partners Holdings”), which is the sole member of Spark Energy Ventures and will be the sole member of NuDevco after giving effect to this offering. Spark Energy Ventures is also the sole member of Associated Energy Services, LP (“AES”).

NuDevco Partners Holdings also owns NuDevco Midstream Development, LLC (“NuDevco Midstream Development”), which is the sole member of Marlin Midstream GP, LLC, the general partner of Marlin Midstream Partners, LP (“Marlin”) a publicly-traded limited partnership that completed its initial public offering on July 31, 2013. NuDevco Midstream Development holds 1,849,545 common units and 8,724,545 subordinated units of Marlin, which represent an approximate 59.4% limited partner interest in Marlin, and indirectly owns 100% of the general partner interest and incentive distribution rights in Marlin. Marlin operates through its two operating subsidiaries, Marlin Midstream, LLC and Marlin Logistics, LLC.

The paragraphs below describe historical transactions that existed between us, Marlin and other affiliates during the years ended December 31, 2013, 2012 and 2011.

Transactions with Marlin

Prior to Marlin’s IPO on July 31, 2013, we provided natural gas to Marlin, who is a processing service provider, whereby Marlin gathered natural gas from us and other third parties, extracted NGLs, and redelivered the processed natural gas to us and other third parties. Marlin replaced energy used in processing due to the extraction of liquids, compression and transportation of natural gas, and fuel by making a payment to us at market prices. Revenues-affiliates, recorded in net asset optimization revenues in our combined statements of operations, related to Marlin’s payments to us for replaced energy for the years ended December 31, 2013, 2012 and 2011 were $3.0 million, $8.3 million and $16.9 million, respectively.

Additionally, on February 28, 2008, we entered into a natural gas transportation agreement with Marlin, at Marlin’s pipeline, whereby we transport retail natural gas and pay the higher of (i) a minimum monthly payment or (ii) a transportation fee per MMBtu times actual volumes transported. The current transportation agreement was set to expire on February 28, 2013, but was extended for three additional years at a fixed rate per MMBtu without a minimum monthly payment. Included in our results are cost of revenues-affiliates, recorded in retail cost of revenues in the combined statements of operations related to this activity of $100,000, $300,000 and $300,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

Transactions with AES

Beginning on August 1, 2013, the Marlin processing agreement was terminated and we and AES entered into an agreement whereby we purchased natural gas from AES at the tailgate of the Marlin gas processing facility. Cost of revenues-affiliates, recorded in net asset optimization revenues in the combined statements of operations for the year ended December 31, 2013 related to this agreement were $17.7 million. During the period from August 2, 2013 to September 30, 2013, we purchased natural gas under third-party contracts and sold the natural gas to AES at the Marlin inlet while AES worked to have the third-party contracts assigned to it. We also purchased natural gas at a nearby third party plant inlet which was then sold to AES. We ceased providing this service to Marlin after September 30, 2013. Revenues-affiliates, recorded in net asset optimization revenues in the combined statements of operations, for the year ended December 31, 2013 related to these sales were $11.9 million.

Acknowledgement Agreement

As of December 31, 2013 and 2012, we recorded current accounts receivable from Marlin in the amounts of $300,000 and $4.0 million, respectively, and non-current accounts receivable from Marlin of $14.7 million as of December 31, 2012, for various direct billings, cost allocations and other services. On April 8, 2013, we and Marlin entered into an Acknowledgement and Agreement, whereby we and Marlin agreed that: (i) $14.7 million of our accounts receivable—affiliate balance attributable to Marlin as of March 31, 2013 (the “Outstanding Amount”) was not required to be paid sooner than March 31, 2014, (ii) the Outstanding Amount or any future accounts receivable affiliates balances owed by Marlin would not accrue interest, and (iii) payment of the Outstanding Amount by Marlin prior to March 31, 2014 was not precluded. Accordingly, $14.7 million was reclassified to long-term accounts receivable-affiliates as of December 31, 2012.

On April 26, 2013, Marlin paid $3.0 million of the Outstanding Amount, reducing the Outstanding Amount to $11.7 million (the “Remaining Outstanding Amount”). On June 3, 2013, the Company and Marlin entered into a revised Acknowledgement and Agreement, whereby the Company and Marlin agreed that (i) the Remaining Outstanding Amount was not required to be paid sooner than July 31, 2014, (ii) the Remaining Outstanding Amount or any future accounts receivable affiliates balances owed by Marlin would not accrue interest, and (iii) payment of the Remaining Outstanding Amount prior to July 31, 2014 is not precluded. In July 2013, in connection with the closing of Marlin’s initial public offering, NuDevco Midstream Development assumed the Remaining Outstanding Amount of $11.7 million accounts payable affiliates balance and Marlin was released from such obligation. As of December 31, 2013, the receivable due to the Company from NuDevco Midstream Development related to the assumption of the Remaining Outstanding Amount was $3.4 million and is recorded in current accounts receivable-affiliates.

Cost allocations

We have historically paid certain expenses on behalf of several of our affiliates (specifically, AES, Ampegy, LLC (“Ampegy”), Marlin, ENOW, LLC (“ENOW”) and NuDevco Partners), for which we are reimbursed, including costs that can be specifically identified and certain allocated overhead costs associated with general and administrative services, including executive management, employee benefit plan administration, banking arrangements, professional fees, insurance, information services, human resources and other support departments to the affiliates. Where costs incurred on behalf of the affiliate could not be determined by specific identification for direct billing, the costs were primarily allocated to the affiliated entities based on percentage of departmental usage, wages or headcount. The total amount direct billed and allocated to affiliates for the years ended December 31, 2013, 2012 and 2011 was $7.4 million, $4.1 million and $3.3 million, respectively.

Office Lease

We share our corporate headquarters with Marlin, AES, NuDevco Partners and ENOW. Spark Energy Ventures is the lessee under the lease agreement covering these facilities. We pay the entire lease payment on behalf of Spark Energy Ventures and we are reimbursed by these affiliates for their share of the leased space.

Sale of Equipment

In 2012, we sold a field office facility, vehicles and computer equipment to Marlin and NuDevco Partners for a total of $600,000. The assets were sold at our historical cost basis at the time of the sale, as the transactions were between affiliates.

ENOW

During the years ended December 31, 2013, 2012 and 2011, we purchased electricity for, and sold electricity to, ENOW. During the years ended December 31, 2013, 2012 and 2011, sales to ENOW totaled $4.0 million, $1.4 million and $100,000, respectively.

In April and May of 2014, we took assignments of approximately 3,600 customer accounts in Texas from ENOW in connection with the departure by ENOW from the Texas retail energy business. We agreed to manage these accounts and paid no consideration for the assignment.

ENOW is indirectly wholly owned by W. Keith Maxwell III.

Agent and Management Services Agreements

SE, SEG and Ampegy are parties to an agent agreement dated February 26, 2011 pursuant to which Ampegy, through its subagents, is entitled to market natural gas and electricity on our behalf to retail customers in several states. Ampegy receives a commission for all customers that enroll with us, which is paid monthly for so long as the customer remains with us. For the years ended December 31, 2013, 2012 and 2011, the total commission paid under this agreement were $55,138, $760,434 and $194,362, respectively. Ampegy is an affiliate of SE and SEG and is indirectly wholly owned by W. Keith Maxwell, our founder.

In connection with this relationship, SE and Ampegy also entered into a management services agreement on February 1, 2011 pursuant to which SE provided certain management services, including office space, accounting and informational services to Ampegy management. We charged Ampegy $56,071, $145,736 and $240,000 for the years ended December 31, 2013, 2012 and 2011, respectively, for these services under this agreement. Both the agent agreement and the management services agreement will be terminated by the parties immediately prior to the completion of this offering and all of our ongoing residual commission payment obligations will be assumed by Spark Energy Ventures.

Derivative Activities

We have entered into derivative transactions with Marlin and AES in connection with our asset optimization activities. There was a net contract value paid to us of $1.8 million, a net contract value paid by us of $600,000 and a net contract value paid to us of $500,000 related to these financial derivatives transactions for the years ended December 31, 2013, 2012 and 2011, respectively.

Other Related Party Transactions

Since March 31, 2014, we have collected an aggregate of approximately $7.3 million of accounts receivable from Ampegy, Electric Now, Emblem Energy, Marlin Logistics, LLC, Marlin Midstream, LLC, Mobile Doc, NuDevco Midstream Development, NuDevco Partners, RetailCo, Rushmore Energy, Tarpon Gas Storage and Wahoo Enterprises, each of which are controlled, directly or indirectly, by W. Keith Maxwell III. Additional related party accounts receivable from AES of $10.1 million that were recognized subsequent to March 31, 2014 have been permanently forgiven and recorded as distributions as in historical periods. In addition, due to seasonal fluctuations in our working capital, in July we incurred short-term borrowings from AES in the amount of $5.5 million to fund certain of our operating expenses incurred in the ordinary course, which amounts have been permanently forgiven by the affiliate and recorded as a capital contribution.

Policies and Procedures for Review of Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

—	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

—	any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

—	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

—	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Further, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and assuming the underwriters do not exercise their option to purchase additional common units, will be owned by:

—	each person or group known to us to beneficially own more than 5% of any class of our outstanding voting securities;

—	each member of our board of directors and any director nominee;

—	each of our named executive officers; and

—	all of our directors, director nominees and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 2105 CityWest Blvd., Suite 100, Houston, Texas, 77042.

We have granted the underwriters the option to purchase up to an additional 450,000 shares of Class A common stock.

Name of beneficial owner	Class A common stock to be beneficially owned following the offering(1)		Class B common stock to be beneficially owned following the offering(1)		Combined voting power(2)
	Number	Percentage	Number	Percentage
Five percent stockholders:
NuDevco Partners, LLC(3)	—	—%	10,750,000	100%	78.18%
Directors, director nominees and named executive officers:

W. Keith Maxwell III(3)	—	—%	10,750,000	100%	78.18%
Nathan Kroeker	—	—%	—	—	—%
Allison Wall	—	—%	—	—	—%
James G. Jones II	—	—%	—	—	—%
John Eads	—	—%	—	—	—%
Kenneth M. Hartwick	—	—%	—	—	—%

Directors, director nominees and current executive officers as a group (8 total)	—	—%	10,750,000	100%	—%

*	Less than one percent

(1)	NuDevco will have the right to exchange all or a portion of its Spark HoldCo units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or cash at Spark Energy, Inc.’s or Spark HoldCo’s election) at an exchange ratio of one share of Class A common stock for each Spark HoldCo unit (and corresponding share of Class B common stock) exchanged. For additional information, please see “Certain Relationships and Related Party Transactions—Spark HoldCo LLC Agreement.” Excludes the following number of restricted stock units to be issued under our LTIP in connection with the consummation of this offering: 50,000 restricted stock units to Mr. Kroeker; 25,000 restricted stock units to Ms. Hodges; 25,000 restricted stock units to Ms. Wall; 3,750 restricted stock units to Mr. Jones; 3,750 restricted stock units to Mr. Eads; and 3,750 restricted stock units to Mr. Hartwick.

(2)	Represents the percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. Each share of Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally.

(3)	NuDevco Partners, LLC, a Texas limited liability company, is the sole member of NuDevco Partners Holdings, LLC, a Texas limited liability company, which is the sole member of NuDevco Retail Holdings, LLC, which owns a 100% interest in NuDevco Retail, LLC, and may therefore be deemed to beneficially own the shares of Class A common stock and Class B common stock held by NuDevco. W. Keith Maxwell III is the sole member of NuDevco Partners, LLC and may therefore be deemed to beneficially own the shares of Class A common stock and Class B common stock held by NuDevco. If the underwriters exercise their option to purchase additional Class A common stock in full and we use the net proceeds therefrom to purchase additional Spark HoldCo units and cancel the corresponding number of shares of Class B common stock, the number of shares of Class B common stock owned by NuDevco Partners, LLC would be 10,300,000, resulting in a voting power of NuDevco Partners, LLC of 74.91%.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Spark Energy, Inc. will consist of 120,000,000 shares of Class A common stock, $0.01 par value per share, of which 3,000,000 shares will be issued and outstanding, 60,000,000 shares of Class B common stock, $0.01 par value per share, of which 10,750,000 shares will be issued and outstanding and 20,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and certificate of incorporation and bylaws of Spark Energy, Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, NuDevco will receive one share of Class B common stock for each Spark HoldCo unit that it holds. Accordingly, NuDevco will have a number of votes in Spark Energy, Inc. equal to the aggregate number of Spark HoldCo units that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The holders of Class B common stock do not have cumulative voting rights in the election of directors.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Spark Energy, Inc.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 20,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of shareholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our certificate of incorporation and our bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

In our amended and restated certificate of incorporation, we have elected not to be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers until the date on which W. Keith Maxwell III no longer beneficially owns in the aggregate more than fifteen percent of the outstanding Class A common stock and Class B common stock. On and after such date, we will be subject to the provisions of Section 203 of the DGCL.

In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NASDAQ Global Select Market, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

—	the transaction is approved by the board of directors before the date the interested shareholder attained that status;

—	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

—	on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

Among other things, our certificate of incorporation and bylaws will:

—	provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Our staggered board may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors;

—	provide that the authorized number of directors may be changed only by resolution of the board of directors;

—	provide that all vacancies in our board, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

—	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without shareholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

—	provide that at any time after the first date upon which W. Keith Maxwell III no longer beneficially owns more than fifty percent of the outstanding Class A common stock and Class B common stock, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting);

—	provide that at any time after the first date upon which W. Keith Maxwell III no longer beneficially owns more than fifty percent of the outstanding Class A common stock and Class B common stock, special meetings of our shareholders may only be called by the board of directors, the chief executive officer or the chairman of the board (prior to such time, special meetings may also be called by our Secretary at the request of holders of record of fifty percent of the outstanding Class A common stock and Class B common stock);

—	provide that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our outstanding stock entitled to vote thereon;

—	provide that our amended and restated bylaws can be amended by the board of directors;

—	establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. These requirements may preclude shareholders from bringing matters before the shareholders at an annual or special meeting; and

—	provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, NuDevco Partners, LLC, NuDevco Partners Holdings, LLC and W. Keith Maxwell III, or any of their officers, directors, agents, shareholders, members, partners, affiliates and subsidiaries (other than our directors who are presented business opportunities in their capacity as our directors or officers) and that they have no obligation to offer us those investments or opportunities.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

—	any derivative action or proceeding brought on our behalf;

—	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders;

—	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or

—	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

—	for any breach of their duty of loyalty to us or our shareholders;

—	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

—	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

—	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and register for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our Class A common stock has been approved for quotation on the NASDAQ Global Select Market under the symbol “SPKE.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 3,000,000 shares of Class A common stock. All 3,000,000 shares of our Class A common stock sold in this offering (or 3,450,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below under “—Rule 144.”

In addition, subject to certain limitations and exceptions, pursuant to the terms of the Spark HoldCo LLC Agreement, NuDevco will have the right to exchange all or a portion of its Spark HoldCo units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or cash pursuant to the Cash Option) at an exchange ratio of one share of Class A common stock for each Spark HoldCo unit (and corresponding share of Class B common stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, NuDevco will hold 10,750,000 Spark HoldCo units, all of which (together with a corresponding number of shares of our Class B common stock) will be exchangeable for shares of our Class A common stock. See “Certain Relationships and Related Party Transactions—Spark HoldCo LLC Agreement.” The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with NuDevco Retail Holdings and NuDevco Retail that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Lock-up Agreements

We, all of our executive officers, directors and certain affiliates, including NuDevco, have agreed not to sell or transfer any shares of Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock, for 180 days after the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least nine months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NASDAQ Global Select Market during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and, to a limited extent, estate tax, consequences related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income or estate taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal gift tax laws, any state, local or foreign tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

—	banks, insurance companies or other financial institutions;

—	tax-exempt or governmental organizations;

—	dealers in securities or foreign currencies;

—	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

—	persons subject to the alternative minimum tax;

—	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

—	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

—	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

—	certain former citizens or long-term residents of the United States; and

—	persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes any of the following:

—	an individual who is a citizen or resident of the United States;

—	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

—	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

—	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. Accordingly, we urge partners in partnerships (including entities treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

Distributions of cash or property on our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Disposition of Class A Common Stock.” Any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the withholding agent with an IRS Form W-8BEN (or other appropriate form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items).

Gain on Disposition of Class A Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

—	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

—	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

—	our Class A common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items) which will include such gain.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock is considered to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be taxable on gain recognized on the disposition of our Class A common stock as a result of our status as a USRPHC. If our Class A common stock were not considered to be regularly traded on an established securities market, all non-U.S. holders generally would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock, and a 10% withholding tax would apply to the gross proceeds from the sale of our Class A common stock by such non-U.S. holders.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

U.S. Federal Estate Tax

Our Class A common stock beneficially owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent’s gross estate for U.S. federal estate tax purposes and thus may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a foreign office of a broker. However, unless such broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder, impose a 30% withholding tax on any dividends on our Class A common stock and on the gross proceeds from a disposition of our Class A common stock in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

Payments subject to withholding tax under this law generally include dividends paid on Class A common stock of a U.S. corporation after June 30, 2014, and gross proceeds from sales or other dispositions of such Class A common stock after December 31, 2016. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these withholding rules.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT TAX LAWS AND ANY STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING

Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the underwriters and NuDevco Retail Holdings and NuDevco Retail, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.

Underwriters	Number of Shares
Robert W. Baird & Co. Incorporated	720,000
Stifel, Nicolaus & Company, Incorporated	720,000
Janney Montgomery Scott LLC	360,000
Wunderlich Securities, Inc	360,000
BB&T Capital Markets, a division of BB&T Securities, LLC	225,000
J.J.B. Hilliard, W.L. Lyons, LLC	225,000
Drexel Hamilton, LLC	105,000
Halliday Financial, LLC	105,000
USCA Securities LLC	105,000
SG Americas Securities, LLC	37,500
Natixis Securities Americas LLC	18,750
RB International Markets (USA) LLC	18,750

Total	3,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of Class A common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and NuDevco have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Class A common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Class A common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of legal opinions and officers’ certificates from us and affiliated entities. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that they propose initially to offer the Class A common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.702 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information below assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of Class A common stock.

	Per Share	Without Option	With Option
Public offering price	$18.00	$54,000,000	$62,100,000
Underwriting discount(1)	$1.26	$3,780,000	$4,347,000
Proceeds, before expenses, to us(1)(2)	$16.74	$50,220,000	$57,753,000

(1)	Includes a structuring fee equal to 0.50% of the gross proceeds of this offering payable to Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated.

(2)	None of the net proceeds from this offering will be retained by Spark Energy, Inc. Please see “Use of Proceeds.”

The expenses of the offering, not including the underwriting discount or the structuring fee, are estimated at $3.5 million. Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated will receive a structuring fee equal to 0.50% of the gross proceeds of this offering (including any proceeds from the exercise of the option of purchase additional shares of Class A common stock) for the evaluation, analysis and structuring of the Company. The underwriters will also be reimbursed for certain expenses attributable to filings with the Financial Industry Regulatory Authority, or FINRA, in an amount up to $20,000, and for the registration or qualification of the Class A common stock under blue sky laws.

Option to Purchase Additional Shares of Class A Common Stock

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 450,000 shares of Class A common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, all of our executive officers, directors and certain affiliates, including NuDevco, have agreed not to sell or transfer any shares of Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Robert W. Baird & Co. Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions set forth below, not to directly or indirectly:

—	offer, sell, contract to sell, pledge, hypothecate or establish a put equivalent position with respect to any shares of Class A common stock;

—	grant any option, right or warrant for the sale of any shares of Class A common stock;

—	purchase any option or contract to sell any shares of Class A common stock;

—	sell any option or contract to purchase any shares of Class A common stock;

—	otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly any shares of Class A common stock;

—	request or demand that we file a registration statement related to the Class A common stock; or

—	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of Class A common stock whether any such swap or transaction is to be settled by delivery of shares of Class A common stock or other securities, in cash or otherwise.

The restrictions set forth in the preceding sentence shall not apply to any pledges by NuDevco in connection with any future financing provided the pledgee agrees to be bound by the lock-up agreement. In addition, the restrictions set forth in the preceding sentence shall not apply to the following transfers, so long as, among other things, the transferor does not voluntarily effect any public filing or report regarding such transfers and agrees to be bound by the terms of the lock-up agreement:

—	a bona fide gift or gifts;

—	a transfer to any trust for the direct or indirect benefit of such transferor or the immediate family of the transferor;

—	a distribution to limited partners or stockholders of the transferor;

—	a transfer to the transferor’s affiliates or to any investment fund or other entity controlled or managed by the transferor; or

—	the issuance of restricted shares of Class A common stock in connection with this offering, and the filing of a registration statement on Form S-8 to register stock issuable under our Long-Term Incentive Plan.

This lock-up provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. It also applies to shares of Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Robert W. Baird & Co. Incorporated may, in its sole discretion and at any time or from time to time, release all or any portion of the Class A common stock or other securities subject to the lock-up agreement. Any determination to release any Class A common stock would be based upon a number of factors at the time of determination, which may include the market price of the Class A common stock, the liquidity of the trading market of the Class A common stock, general market conditions, the number of shares of Class A common stock or other securities proposed to be sold or otherwise transferred and the timing, purposes and terms of the proposed sale or other transfer. Robert W. Baird & Co. Incorporated does not have any present intention, agreement or understanding, implicit or explicit, to release any of the shares of Class A common stock or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.

NASDAQ Global Select Market Listing

Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SPKE.”

Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

—	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

—	our financial information;

—	the history of, and the prospects for, the Company and the industry in which we compete;

—	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

—	the present state of our development;

—	the recent market prices of, and demand for, publicly traded equity securities of generally comparable companies; and

—	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the Class A common stock may not develop. It is also possible that after the offering the Class A common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the Class A common stock in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the share price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of Class A common stock or purchasing shares of Class A common stock in the open market. In determining the source of Class A common stock to close out the covered short position, the underwriters will consider, among other things, the share price of Class A common stock available for purchase in the open market as compared to the price at which they may purchase shares of Class A common stock through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the share price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the share price of our Class A common stock may be higher than the share price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the share price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Specifically, SG Americas Securities, LLC, Natixis Securities Americas LLC and RB International Markets (USA) LLC or their affiliates are lenders under our existing credit facility. In addition, SG Americas Securities, LLC will be sole lead arranger and sole bookrunner under our new credit facility and affiliates of SG Americas Securities, LLC, Natixis Securities Americas LLC and RB International Markets (USA) LLC are expected to be agents and lenders under our new credit facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

This prospectus has been prepared on the basis that the transactions contemplated by this prospectus in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) (other than Germany) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of the securities which are the subject of the transactions contemplated by this prospectus, may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor any of the underwriters have authorized, nor do they authorize, the making of any offer of securities or any invitation relating thereto in circumstances in which an obligation arises for us or any of the underwriters to publish a prospectus for such offer or invitation.

In relation to each Relevant Member State, other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer to the public of the securities subject to this supplement has been or will be made in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive (“Qualified Investors”);

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Directive subject to obtaining our prior consent for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer or invitation shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase the securities, as the same may be further defined in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (30 high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together we refer to as relevant persons. The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The distribution of our Class A common stock in Switzerland will be exclusively made to, and directed at, regulated qualified investors (“Regulated Qualified Investors”), as defined in Article 10(3)(a) and (b) of the Swiss Collective Investment Schemes Act of 23 June 2006, as amended (“CISA”). Accordingly, we have not, and will not be, registered with the Swiss Financial Market Supervisory Authority (“FINMA”) and no Swiss representative or paying agent has been or will be appointed for us in Switzerland. This prospectus and/or any other offering materials relating to our Class A common stock may be made available in Switzerland solely to Regulated Qualified Investors.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Asset Investment Act (Vermögensanlagengesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our Class A common stock in Germany. Consequently, our Class A common stock may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our Class A common stock to the public in Germany or any other means of public marketing. Our Class A common stock is being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1 in connection with Section 2 no. 6 of the German Securities Prospectus Act, Section 2 no. 4 of the German Asset Investment Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our Class A common stock in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our Class A common stock may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Hong Kong

Our Class A common stock may not be offered or sold in Hong Kong by means of this prospectus or any other document other than to (a) professional investors as defined in the Securities and Futures Ordinance of Hong Kong (Cap. 571, Laws of Hong Kong) (“SFO”) and any rules made under the SFO or (b) in other circumstances which do not result in this prospectus being deemed to be a “prospectus,” as defined in the Companies Ordinance of Hong Kong (Cap. 32, Laws of Hong Kong) (“CO”), or which do not constitute an offer to the public within the meaning of the CO or the SFO; and no person has issued or had in possession for the purposes of issue, or will issue or has in possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our Class A common stock which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors as defined in the SFO.

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The combined financial statements of Spark Energy, Inc. as of and for each of the years in the two-year period ended December 31, 3013, have been included herein (and in the registration statement) in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The balance sheet of Spark Energy, Inc. as of April 22, 2014, has been included herein (and in the registration statement) in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549. Copies of these materials may be obtained from such office, upon payment of a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements certified by an independent public accounting firm.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Forward-looking statements appear in a number of places in this prospectus, including “Prospectus Summary,” “Risk Factors,” “Cash Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and may include statements about, among other things:

—	our business strategy and prospects for growth;

—	our ability to pay cash dividends;

—	our cash flows and liquidity;

—	our financial strategy, budget, projections and operating results;

—	the availability and terms of capital;

—	competition and government regulations; and

—	general economic conditions.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurance that such expectations will prove correct. The forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from our expectations included, but are not limited to, the following:

—	commodity prices;

—	weather conditions;

—	the sufficiency of our risk management policies and hedging procedures;

—	customer concentration;

—	federal, state and local regulation;

—	our ability to retain licenses in the markets in which we operate;

—	our ability to retain existing customers and obtain new customers;

—	collateral requirements in connection with supply activities;

—	credit risk, including with respect to our suppliers and customers;

—	our level of indebtedness;

—	the accuracy of our billing systems;

—	third party transportation and transmission facilities;

—	competition from regulated local regulated utilities and other competitors; and

—	other factors discussed in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus.

All forward-looking statements speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by law and we caution you not to place undue reliance on them. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we make. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

SPARK ENERGY, INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma combined financial statements of Spark Energy, Inc. (the “Company”) as of March 31, 2014, and for the year ended December 31, 2013 and the three months ended March 31, 2014, are derived from the historical combined financial statements of the combined business and assets of the retail natural gas business and asset optimization activities of Spark Energy Gas, LLC (“SEG”) and the retail electricity business of Spark Energy, LLC (“SE” and, together with SEG, the “Operating Subsidiaries”) set forth elsewhere in this prospectus and are qualified in their entirety by reference to such historical combined financial statements and related notes contained therein. These unaudited pro forma combined financial statements have been prepared to reflect the Company’s formation and reorganization in connection with this offering, initial public offering (the “Offering”) and use of proceeds therefrom and other related transactions.

The unaudited pro forma combined balance sheet and the unaudited pro forma combined statements of operations (together with the notes to the unaudited pro forma combined financial statements, the “pro forma financial statements”) were derived by adjusting the historical audited combined financial statements of the Company, in the case of the unaudited pro forma combined statement of operations for the year ended December 31, 2013, and the unaudited combined financial statements of the Company as of and for the three months ended March 31, 2014, in the case of the unaudited pro forma combined financial statements of the Company as of and for the three months ended March 31, 2014. The adjustments are based upon currently available information and certain estimates and assumptions. Actual effects of the transactions may differ from the pro forma adjustments. Management believes, however, that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments are factually supportable and give appropriate effect to those assumptions and are properly applied in these pro forma financial statements.

The pro forma adjustments have been prepared as if the Offering and the related transactions had taken place on March 31, 2014, in the case of the unaudited pro forma combined balance sheet, and as if the Offering and the related transactions had taken place as of January 1, 2013, in the case of the unaudited pro forma combined statement of operations. The pro forma combined financial statements have been prepared as if the Company will be treated as a corporation for federal income tax purposes. The pro forma combined financial statements should be read in conjunction with the notes accompanying such pro forma combined financial statements and with our historical audited combined financial statements, as well as “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

The unaudited pro forma combined financial statements give pro forma effect to the following adjustments, among others:

—	NuDevco Retail Holdings, LLC’s (“NuDevco Retail Holdings”) contribution of all of its membership interest in the Operating Subsidiaries to Spark HoldCo, LLC (“Spark HoldCo”), in exchange for 13,750,000 Spark HoldCo membership units (“Spark HoldCo Units”) and its transfer of 1% of such units to NuDevco Retail, LLC (“NuDevco Retail” and, together with NuDevco Retail Holdings, “NuDevco”);

—	NuDevco Retail Holdings’ transfer of 2,778 Spark HoldCo Units to the Company in exchange for a $50,000 note issued by the Company to NuDevco Retail Holdings (the “NuDevco Note”), as well as the amendment of Spark HoldCo LLC Agreement to admit the Company as its sole managing member;

—	the issuance of 10,750,000 shares of the Company’s Class B common stock to Spark HoldCo, and the subsequent distribution by Spark HoldCo to NuDevco Retail Holdings and NuDevco Retail of 10,612,500 and 137,500 shares of Class B common stock, respectively, received from the Company;

—	the adjustments associated with the change in tax status to a corporation;

—	the issuance of 3,000,000 shares of the Company’s Class A common stock to the public in connection with the Offering;

—	the purchase by the Company of 2,997,222 Spark HoldCo Units from NuDevco Retail Holdings using the net proceeds raised in connection with the Offering, and the repayment by the Company of the NuDevco Note;

—	an estimate of the liability associated with the Tax Receivable Agreement (see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”) the Company will enter into as part of the reorganization (see “Prospectus Summary—Corporate Reorganization”) and the corresponding deferred tax asset (assuming the underwriters do not exercise the option to purchase additional shares of Class A common stock from the Company and there are no future exchanges);

—	Spark HoldCo’s entry into a new $70 million revolving credit facility, borrowing of $10 million and entry into $15 million in letters of credit under the new revolving credit facility, and the amortization of deferred financing costs and unused commitment fee associated with the revolving credit facility;

—	the Subsequent Distributions, forgiveness of $5.5 million of short term indebtedness incurred by us from one of our affiliates and the assumption by an affiliate of the additional $5.0 million of indebtedness under the existing credit facility, each as described under “Prospectus Summary—Recent Developments”

—	the repayment by the Company of the $10 million of debt outstanding under the existing credit facility with the proceeds of the Company’s new credit facility borrowings and the assumption pursuant to an interborrower agreement by one of the Company’s affiliates, who is also a co-borrower under the agreement, of the remaining $24 million of debt outstanding under the existing credit facility; and

—	the recognition of non-controlling interests in Spark HoldCo held by NuDevco Retail Holdings and NuDevco Retail.

The unaudited pro forma combined financial information presented assumes the underwriters do not exercise the option to purchase 450,000 shares of Class A common stock from NuDevco.

The pro forma financial statements do not give effect to an estimated $3.0 million in incremental general and administrative expenses that the Company expects to incur annually as a result of being a separate publicly-traded company and do not give effect to share-based compensation expense related to restricted stock units that we expect to issue in connection with the offering. The pro forma financial statements are presented for illustrative purposes only and do not purport to indicate the financial condition or results of operations that actually would have been realized had the Offering, and the related transactions, been consummated on the dates or for the periods presented.

The pro forma combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

SPARK ENERGY, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF MARCH 31, 2014

(in thousands)

	Spark Energy, Inc. Historical	Pro Forma Adjustments		Pro Forma Spark Energy Inc.
Assets
Current assets
Cash and cash equivalents	$4,755	$(550	)(a)(c)(e)(g)	$4,205
Accounts receivable, net of allowance for doubtful accounts	87,368	—		87,368
Accounts receivable-affiliates	7,329	—		7,329
Fair value of derivative assets	4,075	—		4,075
Customer acquisition costs	7,527	—		7,527
Prepaid assets	2,019	—		2,019
Other current assets	6,647	(126	)(d)(e)	6,521

Total current assets	119,720	(676)		119,044
Property, plant and equipment, net	4,614	—		4,614
Fair value of derivative assets	2	—		2
Customer acquisition costs	3,408	—		3,408
Deferred tax assets	—	22,479	(f)	22,479
Other assets	89	193	(d)(e)	282

Total assets	$127,833	$21,996		$149,829

Liabilities and Member’s / Stockholders’ Equity
Current liabilities:
Accounts payable	$54,796	$—		$54,796
Accrued liabilities	7,347	—		7,347
Accrued distribution to member	—	19,049	(m)	19,049
Fair value of derivative liabilities	2,505	—		2,505
Note payable	34,000	(24,000	)(d)	10,000
Other current liabilities	1,036	—		1,036

Total current liabilities	99,684	(4,951)		94,733
Long term liabilities:
Tax receivable agreement liability	—	19,064	(f)	19,064
Fair value of derivative liabilities	84	—		84

Total liabilities	99,768	14,113		113,881
Member’s / Stockholders’ equity:
Member’s equity	28,065	(28,065	)(b)	—
Class A common stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 120,000,000 shares authorized (pro forma, as adjusted); 3,000,000 shares issued and outstanding (pro forma, as adjusted)	—	30		30
Class B common stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 60,000,000 shares authorized (pro forma, as adjusted); 10,750,000 shares issued and outstanding (pro forma, as adjusted)	—	108		108
Preferred stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 20,000,000 shares authorized (pro forma, as adjusted); no shares issued and outstanding (pro forma, as adjusted)	—	—		—
Additional paid-in capital	—	10,340	(c)(f)(g)(m)	10,340

Total member’s / stockholders’ equity	28,065	(17,587)		10,478
Non-controlling interest	—	25,470	(b)(d)(g)(m)	25,470

Total member’s / stockholders’ equity and non-controlling interest	28,065	7,883		35,948

Total liabilities and member’s / stockholders’ equity and Non-controlling interest	$127,833	$21,996		$149,829

The accompanying notes are an integral part of these pro forma financial statements

SPARK ENERGY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2014

(in thousands)

	Spark Energy, Inc. Historical	Pro Forma Adjustments		Pro Forma Spark Energy Inc.
Revenues
Retail revenues (including retail revenues—affiliates of $1,489)	$104,352	$—		$104,352
Net asset optimization revenues (including asset optimization revenues-affiliates of $2,500, and asset optimization revenues—affiliates costs of revenues of $7,900)	1,624	—		1,624

Total revenues	105,976	—		105,976

Operating expenses:
Retail cost of revenues (including retail cost of revenues-affiliates of less than $0.1 million)	88,121	—		88,121
General and administrative	8,113	—		8,113
Depreciation and amortization	2,959	—		2,959

Total operating expenses	99,193	—		99,193

Operating income	6,783	—		6,783
Other (expense)/income
Interest expense	(313)	17	(h)(i)	(296)
Interest and other income	70	—		70

Total other (expenses)/income	(243)	17		(226)

Income before income tax expense	6,540	17		6,557
Income tax expense	32	511	(j)	543

Net income	$6,508	$(494)		$6,014
Less: Net income attributable to non-controlling interest	—	5,126	(k)	5,126

Net income attributable to stockholders	$6,508	$5,620		$888

Pro forma net income per common share
Basic(l)				$.30
Diluted(l)				.30
Weighted average pro forma common shares outstanding
Basic(l)				3,000,000
Diluted(l)				13,750,000

The accompanying notes are an integral part of these pro forma financial statements

SPARK ENERGY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands)

	Spark Energy, Inc. Historical	Pro Forma Adjustments		Pro Forma Spark Energy Inc.
Revenues
Retail revenues (including retail revenues—affiliates of $4,022)	$316,776	$—		$316,776
Net asset optimization revenues (including asset optimization revenues-affiliates of $14,940 for 2013, and asset optimization revenues—affiliates costs of revenues of $15,928)	314	—		314

Total revenues	317,090	—		317,090

Operating expenses:
Retail cost of revenues (including retail cost of revenues-affiliates of $55)	233,026	—		233,026
General and administrative	35,020	—		35,020
Depreciation and amortization	16,215	—		16,215

Total operating expenses	284,261	—		284,261

Operating income	32,829	—		32,829
Other (expense)/income
Interest expense	(1,714)	531	(h)(i)	(1,183)
Interest and other income	353	—		353

Total other (expenses)/income	(1,361)	531		(830)

Income before income tax expense	31,468	531		31,999
Income tax expense	56	2,574	(j)	2,630

Net income	$31,412	$(2,043)		$29,369
Less: Net income attributable to non-controlling interest	—	25,017	(k)	25,017

Net income attributable to stockholders	$31,412	$(27,060)		$4,352

Pro forma net income per common share
Basic(l)				$1.45
Diluted(l)				1.45
Weighted average pro forma common shares outstanding
Basic(l)				3,000,000
Diluted(l)				13,750,000

The accompanying notes are an integral part of these pro forma financial statements

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(a)	Represents the net pro forma adjustment to cash and cash equivalents related to the sources and uses of proceeds of the Offering and the borrowings under our new credit facility and payment under our existing credit facility.

(in thousands)
Gross proceeds from Offering	$54,000	see note c
Underwriting discount, structuring fees and other expenses, purchases and costs of the Offering	(7,280)	see note c
Repayment of the $50,000 due to Spark Energy Ventures under the NuDevco Note	(50)	see note c
Pro forma adjustment to Stockholders equity	(46,720)	see note g
Deferred financing costs paid	(500)	see note e
Borrowings under new credit facility	10,000	see note d
Repayment of borrowings under existing credit facility	(10,000)	see note d

	$(550)

(b)	Reflects the elimination of Member’s equity in connection with its reclassification to Stockholders’ equity.

(c)	Represents the net adjustment to Additional paid-in-capital from the offering proceeds and the repayment of the NuDevco Note:

(in thousands)
Gross proceeds from the Offering	$54,000
Underwriting discount, structuring fees and other expenses and costs of the Offering	(7,280)
Repayment of the $50,000 due to NuDevco under the NuDevco Note	(50)

Pro forma net adjustment to Additional paid-in-capital	$46,670

(d)	Reflects the Company’s borrowing of $10 million under its new revolving credit facility to be executed at the closing of the Offering, the repayment of $10 million of borrowings under the existing credit facility with proceeds from borrowings under the new credit facility and assumption pursuant to an interborrower agreement of the remaining $24 million of borrowings outstanding under the existing credit facility by one of the Company’s affiliates, who is also a co-borrower under the agreement, and the write off of related deferred financing costs upon the termination of our existing credit facility.

As of March 31, 2014
(in thousands)
Assumption of borrowings by affiliate	$24,000
Other current assets—deferred financing cost (existing)	$(376)
Other assets—deferred financing cost (existing)	$(57)

Pro forma net adjustment to Non-controlling interest in Spark HoldCo	$23,567

(e)	Reflects deferred financing cost paid in connection with a new two-year revolving credit facility to be executed upon closing of the Offering.

As of March 31, 2014
(in thousands)
Other current assets—deferred financing cost (new)	$250
Other assets—deferred financing cost (new)	$250

(f)	Reflects adjustments to give effect to the Tax Receivable Agreement (see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”) based on the following assumptions:

—	an increase of $22,479 in Deferred tax assets for the estimated income tax effects of the increase in tax basis resulting from the purchase by the Company of Spark HoldCo Units from NuDevco Retail Holdings prior to or in connection with the offering, based on an effective income tax rate of 37.5% (which includes a provision for U.S. federal, state and local income taxes);

—	the recognition of a $19,064 Tax Receivable Agreement liability, representing 85% of the estimated net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the Offering as a result of (i) any tax basis increases resulting from the purchase by the Company of Spark HoldCo Units from NuDevco Retail Holdings prior to or in connection with the Offering, (ii) the tax basis increases resulting from the exchange of Spark HoldCo units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of Spark HoldCo Units for cash pursuant to the cash option), and (iii) certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, any payments the Company makes under the Tax Receivable Agreement; and

—	an increase to Stockholders’ equity of $3,415, which is an amount equal to the difference between the increase in Deferred tax assets and the recognition of Tax Receivable Agreement liability due to NuDevco.

(g)	Reflects the purchase by the Company of a 21.82% controlling interest in Spark HoldCo (1)

(in thousands)
Impact to Additional paid-in-capital	$(35,360)
Impact to Non-controlling interest	$(11,360)

Pro forma adjustment to Stockholders’ equity	$(46,720)

(1)	Following the consummation of this offering, NuDevco will hold 10,750,000 Spark HoldCo Units, representing a 78.18% economic interest in Spark HoldCo, and we will hold 3,000,000 Spark HoldCo Units, as well the managing member interest, representing a 21.82% economic interest in Spark HoldCo. We will control Spark HoldCo through our ownership of the managing member interest and hence consolidate Spark HoldCo’s financial position and results of operations. For the purposes of these pro forma financial statements we have assumed the underwriters do not exercise their option to purchase 450,000 shares of Class A common stock from the Company.

(h)	Reflects amortization of deferred financing cost over a two-year period and unused commitment fees of approximately 0.5% related to the new revolving credit facility to be entered into at the closing of the Offering.

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
	(in thousands)	(in thousands)
Amortization of deferred financing cost (new)	$250	$63
Unused commitment fees (new)	$225	$56

(i)

Reflects the adjustment to Interest expense, including letter of credit fees, on the existing credit facility and amortization of historical deferred financing cost, assuming the settlement in full of the existing credit facility on January 1, 2013, and estimated interest expense associated with the new revolving credit facility to be executed at the closing of the Offering based on the current interest rate of approximately 4.1%. The Company has assumed the new credit facility was drawn in the amount of $10 million for the pro forma period presented. The Company has also assumed outstanding letters of credit of $15 million for the pro forma period presented at a rate of approximately 2.0%. Interest expense would increase or decrease by approximately $63,000 and $16,000 if the interest rate and letter of credit fees increased or decreased by 25 basis points for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
	(in thousands)	(in thousands)
Interest expense and amortization of deferred financing cost (existing)	$(1,714)	$(313)
Estimated interest expense associated with the new revolving credit facility	$708	$177

(j)	Reflects an increase of $2,574 and $511 for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively in income tax expense resulting from the impact of the conversion from a disregarded entity for federal and state income tax purposes to a C corporation, including the tax impact of pro forma adjustment.

(k)	Reflects the net income attributable to the non-controlling interest in Spark HoldCo of $25,017 and $5,126 for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

(l)	Reflects basic and diluted income per common share for issuance of shares of common stock in the corporate reorganization.

	Three months ended March 31, 2014	Year ended December 31, 2013
	(in thousands, except per share amounts)
Pro Forma Earnings Per Share

Basic EPS
Numerator:
Basic net income attributable to stockholders	$888	$4,352

Denominator:
Basic weighted average shares outstanding	3,000	3,000

Basic EPS attributable to stockholders	$0.30	$1.45

Diluted EPS
Numerator:
Net income attributable to stockholders	$888	$4,352
Effect of conversion	3,178	15,591

Diluted net income attributable to stockholders	$4,066	$19,943

Denominator:
Basic weighted average shares outstanding	3,000	3,000
Effect of conversion	10,750	10,750

Diluted weighted average shares outstanding	13,750	13,750

Diluted EPS attributable to stockholders	$0.30	$1.45

(m)	Reflects the effect of subsequent distributions to member of $19.4 in cash, $10.1 million in accounts receivable forgiveness, forgiveness of $5.5 million of short-term indebtedness incurred by us from one of our affiliates and the assumption by an affiliate of the additional $5.0 million of indebtedness under the existing credit facility on total member’s/stockholders’ equity, Noncontrolling interest and total member’s/stockholders’ equity attributable to the Company and does not give effect to the Company’s results of operations for any period subsequent to March 31, 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Spark Energy, Inc.

We have audited the accompanying combined balance sheets of Spark Energy, Inc. (the Company) as of December 31, 2013 and 2012, and the related combined statements of operations and comprehensive income, member’s equity, and cash flows for each of the years in the two-year period ended December 31, 2013. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Spark Energy, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

April 25, 2014

SPARK ENERGY, INC.

COMBINED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2012

(in thousands)

	2013	2012
Assets

Current assets:
Cash and cash equivalents	$7,189	$6,559
Accounts receivable, net of allowance for doubtful accounts	62,678	72,119
Accounts receivable-affiliates	6,794	5,471
Inventory	4,322	3,723
Fair value of derivative assets (including derivative assets—affiliates of $292 as of December 31, 2012)	8,071	1,847
Customer acquisition costs	4,775	8,837
Prepaid assets	1,032	1,145
Other current assets	6,430	4,545

Total current assets	101,291	104,246
Property and equipment, net	4,817	9,424
Fair value of derivative assets	6	6
Customer acquisition costs	2,901	708
Other assets	58	202
Accounts receivable-affiliate	—	14,692

Total Assets	$109,073	$129,278

Liabilities and Member’s Equity

Current liabilities:
Accounts payable	$36,971	$44,195
Accrued liabilities	6,838	7,493
Fair value of derivative liabilities (including derivative liabilities—affiliates of $21 as of December 31, 2012)	1,833	5,091
Note payable	27,500	10,000
Other current liabilities	—	518

Total current liabilities	73,142	67,297
Long-term liabilities:
Fair value of derivative liabilities	18	679

Total liabilities	73,160	67,976
Members’ equity:
Accumulated other comprehensive loss	—	(2,536)
Member’s equity	35,913	63,838

Total member’s equity	35,913	61,302

Total Liabilities and Member’s Equity	$109,073	$129,278

The accompanying notes are an integral part of the combined financial statements.

SPARK ENERGY, INC.

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands)

	2013	2012
Revenues:
Retail revenues (including retail revenues—affiliates of $4,022 and $1,382 for 2013 and 2012, respectively)	$316,776	$380,198
Net asset optimization revenues (including asset optimization revenues-affiliates of $14,940 and $8,334 for 2013 and 2012, respectively, and asset optimization revenues—affiliates costs of revenues of $15,928 and $568 for 2013 and 2012, respectively)	314	(1,136)

Total Revenues	317,090	379,062
Operating Expenses:
Retail cost of revenues (including retail cost of revenues-affiliates of $55 and $254 for 2013 and 2012, respectively)	233,026	279,506
General and administrative	35,020	47,321
Depreciation and amortization	16,215	22,795

Total Operating Expenses	284,261	349,622

Operating income	32,829	29,440
Other (expense)/income:
Interest expense	(1,714)	(3,363)
Interest and other income	353	62

Total other (expenses)/income	(1,361)	(3,301)

Income before income tax expense	31,468	26,139
Income tax expense	56	46

Net income	$31,412	$26,093

Other comprehensive income (loss):
Deferred gain (loss) from cash flow hedges	2,620	(10,243)
Reclassification of deferred gain (loss) from cash flow hedges into net income (Note 6)	(84)	17,942

Comprehensive income	$33,948	$33,792

The accompanying notes are an integral part of the combined financial statements.

SPARK ENERGY, INC.

COMBINED STATEMENTS OF MEMBER’S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands)

	Member’s equity	Accumulated other comprehensive income (loss)	Total member’s equity
Balance—December 31, 2011	$48,180	$(10,235)	$37,945
Capital contributions from Member	10,060	—	10,060
Distributions to member	(20,495)	—	(20,495)
Net income	26,093	—	26,093
Deferred loss from cash flow hedges	—	(10,243)	(10,243)
Reclassification of deferred gain from cash flow hedges into net income	—	17,942	17,942

Balance—December 31, 2012	$63,838	$(2,536)	$61,302
Capital contributions from Member	12,400	—	12,400
Distributions to member	(71,737)	—	(71,737)
Net income	31,412	—	31,412
Deferred gain from cash flow hedges	—	2,620	2,620
Reclassification of deferred loss from cash flow hedges into net income	—	(84)	(84)

Balance—December 31, 2013	$35,913	$—	$35,913

The accompanying notes are an integral part of the combined financial statements.

SPARK ENERGY, INC.

COMBINED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands)

	2013	2012
Cash flows from operating activities:
Net income	$31,412	$26,093
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization expense	16,215	22,795
Amortization and write off of deferred financing costs	678	919
Allowance for doubtful accounts and bad debt expense	3,101	1,835
(Gain) loss on derivatives, net (including (gain) loss on derivatives, net—affiliates of $1,509 and $506 for 2013 and 2012, respectively)	(6,567)	21,485
Current period cash settlements on derivatives, net	(1,040)	(26,801)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	6,338	12,019
(Increase) decrease in accounts receivable—affiliates	13,369	(7,787)
(Increase) decrease in inventory	(599)	3,442
(Increase) decrease in customer acquisition costs	(8,257)	(6,322)
(Increase) decrease in prepaid and other current assets	(1,917)	8,505
(Increase) decrease in other assets	144	345
Increase (decrease) in accounts payable	(7,224)	(13,733)
Increase (decrease) in accrued liabilities	(655)	2,339
Increase (decrease) in accounts payable—affiliates	—	(1,295)
Increase (decrease) in other liabilities	(518)	237

Net cash provided by operating activities	44,480	44,076

Cash flows from investing activities:
Purchases of property and equipment	(1,481)	(2,220)
Sale of property, plant and equipment—affiliates	—	577

Net cash used in investing activities	(1,481)	(1,643)

Cash flows from financing activities:
Borrowings on notes payable	80,000	39,500
Payments on notes payable	(62,500)	(68,528)
Deferred financing costs	(532)	(441)
Member contributions (distributions), net	(59,337)	(10,435)

Net cash used in financing activities	(42,369)	(39,904)

Increases in cash and cash equivalents	630	2,529
Cash and cash equivalents—beginning of period	6,559	4,030

Cash and cash equivalents—end of period	$7,189	$6,559

Cash paid during the period for:
Interest	$879	$2,686
Income taxes	$195	$318

The accompanying notes are an integral part of the combined financial statements.

SPARK ENERGY, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Formation and Organization

The accompanying combined financial statements of Spark Energy, Inc. (the “Company”) have been prepared in connection with the initial public offering (the “Offering”) of shares of its Class A common stock, par value $0.01 per share (the “Class A common stock”). The Company is a Delaware corporation formed on April 22, 2014 by Spark Energy Ventures, LLC (“Spark Energy Ventures”) for the purpose of succeeding to Spark Energy Ventures’ ownership in Spark Energy, LLC (“SE”) and Spark Energy Gas, LLC (“SEG”) which are Spark Energy Ventures’ operating subsidiaries for its retail natural gas and asset optimization and retail electricity businesses. Prior to the Offering, Spark Energy Ventures will contribute SE and SEG to NuDevco Retail Holdings, LLC (“NuDevco”), a single member Texas limited liability company formed by Spark Energy Ventures on May 19, 2014 under the Texas Business Organizations Code (“TBOC”). NuDevco was formed by Spark Energy Ventures to hold the investment in Spark HoldCo and the Company. Spark Energy Ventures is a single member limited liability company formed on October 8, 2007 under the TBOC. NuDevco is wholly-owned by Spark Energy Ventures. Spark Energy Ventures is wholly owned by NuDevco Partners Holdings, LLC (“NuDevco Holdings”), which is wholly owned by NuDevco Partners, LLC, which is wholly owned by W. Keith Maxwell III. This Offering will be implemented through a series of exchanges and transfers of interests in entities all under the common control of W. Keith Maxwell III.

The contribution of the interest in SE and SEG to the Company is not considered a business combination accounted for under the purchase method, as it will be a transfer of assets and operations under common control and, accordingly, balances will be transferred at their historical cost. The Company’s combined financial statements were prepared using SE’s and SEG’s historical basis in the assets and liabilities, and include all revenues, costs, assets and liabilities attributed to the retail natural gas and asset optimization and retail electricity businesses of SE and SEG for the periods presented.

SEG is a retail natural gas provider and asset optimization business competitively serving residential, commercial and industrial customers in multiple states. SEG is independent from utility and pipeline affiliates. SEG was formed on January 17, 2001 under the Texas Revised Limited Partnership Act (as recodified by the TBOC) and was converted to a Texas limited liability company on May 21, 2014.

SE is a licensed retail electric provider in multiple states. SE provides retail electricity services to end-use retail customers, ranging from residential and small commercial customers to large commercial and industrial users. SE was formed on February 5, 2002 under the Texas Revised Limited Partnership Act (as recodified by the TBOC) and was converted to a Texas limited liability company on May 21, 2014.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). All significant intercompany transactions and balances have been eliminated in the combined financial statements.

The accompanying combined financial statements have been prepared in accordance with Regulation S-X, Article 3, General Instructions as to Financial Statements and Staff Accounting Bulletin (“SAB”) Topic 1-B, Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity on a stand-alone basis and are derived from SE’s and SEG’s historical basis in the assets and liabilities, and include all revenues, costs, assets and liabilities attributable to the retail natural gas and asset optimization and retail electricity businesses of SE and SEG for the periods presented that are specifically identifiable or have been allocated to the Company. Management has made certain assumptions and estimates in order to allocate a reasonable share of expenses to the Company, such that the Company’s combined financial statements reflect substantially all of its costs of doing business. The Company also enters into transactions with and pays certain costs on behalf of affiliates under common control in order to reduce risk, create strategic alliances and supply goods and services to these related parties. The Company direct bills certain expenses incurred on behalf of affiliates or allocates certain overhead expenses to affiliates associated with general and administrative services based on services provided, departmental usage, or headcount, which are considered reasonable by management. The allocations and related estimates and assumptions are described more fully in Note 8 “Transactions with Affiliates”. These costs are not necessarily indicative of the cost that the Company would have incurred had it operated as an independent stand-alone entity. Affiliates have also relied upon Spark Energy Ventures as a participant in the credit facility for the periods presented as described more fully in Note 4 “Long-Term Debt”. As such, the Company’s combined financial statements do not fully reflect what the Company’s financial position, results of operations and cash flows would have been had the Company operated as an independent stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of what the Company’s results of operations, financial position and cash flows will be in the future.

Cash and Cash Equivalents

Cash and cash equivalents consist of all unrestricted demand deposits and funds invested in highly liquid instruments with original maturities of three months or less. The Company periodically assesses the financial condition of the institutions where these funds are held and believes that its credit risk is minimal with respect to these institutions.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable in the combined balance sheets are net of allowance for doubtful accounts of $1.2 million and $0.6 million as of December 31, 2013 and 2012, respectively.

The Company accrues an allowance for doubtful accounts based upon estimated uncollectible accounts receivable considering historical collections, accounts receivable aging analysis, credit risk and other factors. The Company writes off accounts receivable balances against the allowance for doubtful accounts when the accounts receivable is deemed to be uncollectible. Allowance for doubtful accounts and bad debt expense of $3.1 million and $1.8 million was recorded in general and administrative expense in the combined statements of operations for the years ended December 31, 2013 and 2012, respectively.

The Company conducts business in many utility service markets where the local regulated utility is responsible for billing the customer, collecting payment from the customer and remitting payment to the Company (“POR programs”). This POR service results in substantially all of the Company’s credit risk being linked to the applicable utility, which generally has an investment-grade rating, and not to the end-use customer. The Company monitors the financial condition of each utility and currently believes that its susceptibility to an individually significant write-off as a result of concentrations of customer accounts receivable with those utilities is remote. Trade accounts receivable that are part of a local regulated utility’s POR program are recorded on a gross basis in accounts receivable in the combined balance sheets. The discount paid to the local regulated utilities is recorded in general and administrative expense in the combined statements of operations.

In markets that do not offer POR services or when the Company chooses to directly bill its customers, certain receivables are billed and collected by the Company. The Company bears the credit risk on these accounts and records an appropriate allowance for doubtful accounts to reflect any losses due to non-payment by customers. The Company’s customers are individually insignificant and geographically dispersed in these markets. The Company writes off customer balances when it believes that amounts are no longer collectible and when it has exhausted all means to collect these receivables.

Inventory

Inventory consists of natural gas used to fulfill and manage seasonality for fixed and variable-price retail customer load requirements and is valued at the lower of weighted average cost or market. Purchased natural gas costs are recognized in the combined statements of operations, within retail cost of revenues, when the natural gas is sold and delivered out of the storage facility. There were no inventory impairments recorded for the years ended December 31, 2013 and 2012. When natural gas is sold costs are recognized in the combined statements of operations, within retail cost of revenues, at the weighted average cost value at the time of the sale.

Customer Acquisition Costs

The Company has retail natural gas and electricity customer acquisition costs, net of $4.8 million and $8.8 million recorded in current assets and $2.9 million and $0.7 million recorded in noncurrent assets representing direct response advertising costs as of December 31, 2013 and 2012, respectively. Amortization of customer acquisition cost, recorded in depreciation and amortization in the combined statements of operations, was $10.1 million and $16.4 million for the years ended December 31, 2013 and 2012, respectively. Capitalized direct response advertising costs consist primarily of hourly and commission based telemarketing costs, door-to-door agent commissions and other direct advertising costs associated with proven customer generation, and are capitalized and amortized over the estimated two-year average life of a customer in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 340-20, Capitalized Advertising Costs.

Recoverability of customer acquisition costs is evaluated based on a comparison of the carrying amount of the customer acquisition costs to the future net cash flows expected to be generated by the customers acquired, considering specific assumptions for customer attrition, per unit gross profit, and operating costs. These assumptions are based on forecasts and historical experience. There were no impairments of customer acquisition costs for the years ended December 31, 2013 and 2012.

Deferred Financing Costs

Costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense using the straight-line method over the life of the related long-term debt due to the variable nature of the Company’s long-term debt.

Property and Equipment

The Company records property and equipment at historical cost. Depreciation expense is recorded on a straight-line method based on estimated useful lives. When assets are placed into service, management makes estimates with respect to useful lives and salvage values of the assets.

When items of property and equipment are sold or otherwise disposed of, any gain or loss is recorded currently in the combined statements of operations.

The Company capitalizes costs associated with internal-use software projects in accordance with FASB ASC Topic 350-40, Internal-Use Software. Capitalized costs are the costs incurred during the application development stage of the internal-use software project such as software configuration, coding, installation of hardware and testing. Costs incurred during the preliminary or post-implementation stage of the internal-use software project are expensed in the period incurred. These types of costs include formulation of ideas and alternatives, training and application maintenance. After internal-use software projects are completed, the associated capitalized costs are depreciated over the estimated useful life of the related asset. Interest costs incurred while developing internal-use software projects are capitalized in accordance with FASB ASC Topic 835-20, Capitalization of Interest. Capitalized interest costs for the years ended December 31, 2013 and 2012 were not material.

Segment Reporting

The FASB ASC Topic 280, Segment Reporting, established standards for entities to report information about the operating segments and geographic areas in which they operate. The Company operates two segments, retail natural gas and retail electricity, and all of its operations are located in the United States.

Revenues and Cost of Revenues

The Company’s revenues are derived primarily from the sale of natural gas and electricity to retail customers. The company also records revenue from sales of natural gas and electricity to wholesale counterparties, including affiliates. Revenues are recognized by the Company using the following criteria: (1) persuasive evidence of an exchange arrangement exists, (2) delivery has occurred or services have been rendered, (3) the buyer’s price is fixed or determinable and (4) collection is reasonably assured. Utilizing these criteria, revenue is recognized when the natural gas or electricity is delivered. Similarly, cost of revenues is recognized when the commodity is delivered.

Revenues for natural gas and electricity sales are recognized upon delivery under the accrual method. Natural gas and electricity sales that have been delivered but not billed by period end are estimated. Accrued unbilled revenues are based on estimates of customer usage since the date of the last meter read provided by the utility. Volume estimates are based on forecasted volumes and estimated customer usage by class. Unbilled revenues are calculated by multiplying these volume estimates by the applicable rate by customer class. Estimated amounts are adjusted when actual usage is known and billed.

The Company records gross receipts taxes on a gross basis in retail revenues and retail cost of revenues. During the years ended December 31, 2013 and 2012, the Company’s retail revenues and retail cost of revenues included gross receipts taxes of $3.5 million and $5.1 million, respectively.

Costs for natural gas and electricity sales are recognized as the commodity is delivered to the customer under the accrual method. Natural gas and electricity costs that have not been billed to the Company by suppliers but have been incurred by period end are estimated. The Company estimates volumes for natural gas and electricity delivered based on the forecasted revenue volumes, estimated transportation cost volumes and estimation of other costs associated with retail load which varies by commodity utility territory. These costs include items like ISO fees, ancillary services and renewable energy credits. Estimated amounts are adjusted when actual usage is known and billed.

The Company’s asset optimization activities, which primarily include natural gas physical arbitrage and other short term storage and transportation opportunities, meet the definition of trading activities and are recorded on a net basis in the combined statements of operations in net asset optimization revenues pursuant to FASB ASC 815,

Derivatives and Hedging. The net asset optimization revenues of the Company recorded asset optimization revenues, primarily related to physical sales or purchases of commodities, of $192.4 million and $248.6 million for the years ended December 31, 2013 and 2012, respectively, and recorded asset optimization costs of revenues of $192.1 million and $249.7 million for the years ended December 31, 2013 and 2012, respectively, which are presented on a net basis in asset optimization revenues.

Natural Gas Imbalances

The combined balance sheets include natural gas imbalance receivables and payables, which primarily results when customers consume more or less gas than has been delivered by the Company to local distribution companies (“LDCs”). The settlement of natural gas imbalances varies by LDC, but typically the natural gas imbalances are settled in cash or in kind on a monthly, quarterly, semi-annual or annual basis. The imbalances are valued at an estimated net realizable value. The Company recorded an imbalance receivable of $0.7 million and $0.6 million recorded in other current assets on the combined balance sheets as of December 31, 2013 and 2012, respectively.

Fair Value

FASB ASC 820, Fair Value Measurement, established a single authoritative definition of fair value, set out a framework for measuring fair value, and requires disclosures about fair value measurements. The standard clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The standard utilizes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value into three broad levels based on quoted prices in active market, observable market prices, and unobservable market prices.

When the Company is required to measure fair value, and there is not a quoted or observable market price for a similar asset or liability, the Company utilizes the cost, income, or market valuation approach depending on the quality of information available to support management’s assumptions.

Derivative Instruments

The Company uses derivative instruments such as futures, swaps, forwards and options to manage the commodity price risks of its business operations.

All derivatives, other than those for which an exception applies, are recorded in the combined balance sheets at fair value. Derivative instruments representing unrealized gains are reported as derivative assets while derivative instruments representing unrealized losses are reported as derivative liabilities. The Company has elected to offset amounts in the combined balance sheets for derivative instruments executed with the same counterparty under a master netting arrangement. One of the exceptions to fair value accounting, normal purchases and normal sales, has been elected by the Company for certain derivative instruments when the contract satisfies certain criteria, including a requirement that physical delivery of the underlying commodity is probable and is expected to be used in normal course of business. Retail revenues and retail cost of revenues resulting from deliveries of commodities under normal purchase contracts and normal sales contracts are included in earnings at the time of contract settlement.

To manage commodity price risk, the Company holds certain derivative instruments that are not held for trading purposes and are not designated as hedges for accounting purposes. However, to the extent the Company does not hold offsetting positions for such derivatives, they believe these instruments represent economic hedges that mitigate their exposure to fluctuations in commodity prices. As part of the Company’s strategy to optimize its assets and manage related commodity risks, it also manages a portfolio of commodity derivative instruments held for trading purposes. The Company uses established policies and procedures to manage the risks associated with price fluctuations in these energy commodities and uses derivative instruments to reduce risk by generally creating offsetting market positions.

Changes in the fair value of and amounts realized upon settlement of derivative instruments not held for trading purposes are recognized currently in earnings in retail revenues or retail costs of revenues, respectively.

Changes in the fair value of and amounts realized upon settlement of derivative instruments held for trading purposes are recognized currently in earnings in net asset optimization revenues.

The Company has historically designated a portion of its derivative instruments as cash flow hedges for accounting purposes. For all hedging transactions, the Company formally documents the hedging transaction and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging transaction and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging transaction, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (OCI) and reclassified into earnings in the same period or periods during when the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. Hedge accounting is discontinued prospectively for derivatives that cease to be highly effective hedges or if the occurrence of the forecasted transaction is no longer probable.

Effective July 1, 2013, the Company elected to discontinue hedge accounting prospectively and began to record the changes in fair value recognized in the combined statement of operations in the period of change. Because the underlying transactions were still probable of occurring, the related accumulated OCI was frozen and recognized in earnings as the underlying hedged item was delivered. As of December 31, 2013, the Company has no gains or losses on derivatives that were designated as qualifying cash flow hedging transactions recorded as a component of accumulated OCI, as all previously deferred gains and losses on qualifying hedge transactions were reclassified into earnings during the year ended December 31, 2013 when the associated hedged transactions were recorded into earnings.

Income Taxes

SE and SEG are not taxable entities for U.S. federal income tax purposes or for the majority of states that impose an income tax. Therefore, income taxes are not levied at the entity level, but rather on the individual owners of SE and SEG. Accordingly, the accompanying combined financial statements do not include a provision for federal income taxes. The Company is subject to the Revised Texas Franchise Tax (“Texas Margin Tax”). The Texas Margin Tax is computed on modified gross margin and is recorded in income tax expense in the combined statements of operations. The Company does not do business in any other state where a similar tax is applied. As of December 31, 2013 and 2012, the Company had no liability reported for unrecognized tax benefits.

Net Income per Unit

The Company has omitted earnings per share because the Company has operated under a sole member equity structure for the periods presented.

Commitments and Contingencies

The Company enters into various firm purchase and sale commitments for natural gas, storage, transportation, and electricity that do not meet the definition of a derivative instrument or for which the Company has elected the normal purchase or normal sales exception. Management does not anticipate that such commitments will result in any significant gains or losses based on current market conditions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Transactions with Affiliates

The Company enters into transactions with and incurs certain costs on behalf of affiliates that are commonly controlled by NuDevco Holdings in order to reduce administrative expense, create economies of scale and supply goods and services to these related parties. These transactions include, but are not limited to, certain services to the affiliated companies associated with the Company’s debt facility, employee benefits provided through the Company’s benefit plans, insurance plans, leased office space, and administrative salaries for accounting, tax, legal, or technology services. As such, the accompanying combined financial statements include costs that have been incurred by the Company and then directly billed or allocated to affiliates and are recorded net in general and administrative expense on the combined statements of operations with a corresponding accounts receivable—affiliates recorded in the combined balance sheets. Additionally, the Company enters into transactions with certain affiliates for sales or purchases of natural gas and electricity, which are recorded in retail revenues, retail cost of revenues, and net asset optimization revenues in the combined statements of operations with a corresponding accounts receivable—affiliate or accounts payable—affiliate in the combined balance sheets. Please read Note 8 “Transactions with Affiliates” for further discussion.

Use of Estimates and Assumptions

The preparation of the Company’s combined financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. Significant items subject to such estimates by the Company’s management include provisions for uncollectible receivables, valuation of customer acquisition costs, estimated useful lives of property and equipment, valuation of derivatives, and reserves for contingencies.

Subsequent Events

The Company evaluated subsequent events, if any, that would require adjustment to or disclosure in the Company’s combined financial statements and notes to the combined financial statements through the date the combined financial statements are issued. See Note 10 “Subsequent Events” for further discussion.

Recent Accounting Pronouncements

In February 2013 the FASB issued Accounting Standards Update (“ASU”) No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date (“ASU 2013-04”), regarding accounting for obligations resulting from joint and several liability arrangements. ASU 2013-04 is effective for interim and annual periods beginning January 1, 2014.

Early adoption is permitted with retrospective application. The Company adopted this standard upon issuance and has applied the requirements to its 2013 and 2012 combined financial statements. Please read Note 4 “Long-Term Debt” to the combined financial statements for further discussion.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 retains the existing offsetting requirements and enhances the disclosure requirements to allow investors to better compare financial statements prepared under GAAP with those prepared under International Financial Reporting Standards (“IFRS”). On January 31, 2013, the FASB issued ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (“ASU 2013-01”). ASU 2013-01 limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements and securities lending transactions. Both standards are effective for interim and annual periods beginning January 1, 2013 and should be applied retrospectively. The Company adopted this standard upon issuance and has applied the requirements to its 2013 and 2012 combined financial statements. Please read Note 6 “Accounting for Derivative Instruments” to the combined financial statements for further discussion.

In February 2013, the FASB issued Accounting Standards Update ASU No. 2013-02, Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”), related to the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the related notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2012. The Company adopted this standard upon issuance and has applied the requirements to its 2013 and 2012 combined financial statements.

3. Property and Equipment

Property and equipment consist of the following as of December 31, (in thousands):

	Estimated useful lives (years)
		2013	2012
Information technology	2 – 5	$22,529	$21,048
Leasehold improvements	2 – 5	4,568	4,568
Furniture and Fixtures	2 – 5	998	998

Total		28,095	26,614
Accumulated depreciation		(23,278)	(17,190)

Property and equipment—net		$4,817	$9,424

Information technology assets include software and consultant time used in the application, development and implementation of various systems including customer billing and resource management systems. As of December 31, 2013 and 2012, information technology includes $1.3 million and $0.1 million of costs associated with assets not yet placed into service.

Depreciation expense recorded in the combined statements of operations was $6.1 million and $6.4 million for the years ended December 31, 2013 and 2012, respectively.

4. Long-Term Debt

In October 2007, Spark Energy Ventures and all of its subsidiaries (collectively, the “Borrowers”), entered into a credit agreement, consisting of a working capital facility, a term loan and a revolving credit facility (the “Credit Agreement”), with SE and SEG as co-borrowers under which they were jointly and severally liable for amounts Borrowers borrowed under the Credit Agreement. The Credit Agreement was secured by substantially all of the assets of Spark Energy Ventures and its subsidiaries.

The Credit Agreement was amended on May 30, 2008 to provide for a $177.5 million working capital facility, a $100.0 million term loan, and a $35.0 million revolving credit facility. On January 24, 2011, the Borrowers amended and restated the Credit Agreement (the “Fifth Amended Credit Agreement”) to decrease the working capital facility to $150.0 million, to increase the term loan to $130.0 million and to eliminate the revolving credit facility.

On December 17, 2012, the Borrowers amended and restated the Fifth Amended Credit Agreement to decrease the working capital facility to $70.0 million, to decrease the term loan to $125.0 million and to reinstate the revolving credit facility in the amount of $30.0 million (the “Sixth Amended Credit Agreement”). The Sixth Amended Credit Agreement was scheduled to mature on December 17, 2014.

On July 31, 2013 and in conjunction with the initial public offering of Marlin Midstream Partners, LP (“Marlin”), which was formerly wholly owned by Spark Energy Ventures, the Sixth Amended Credit Agreement was amended and restated to increase the working capital facility to $80.0 million and eliminated the term loan and revolving credit facility (the “Seventh Amended Credit Agreement”) and to remove Marlin as a party to the Credit Agreement. The Seventh Amended Credit Agreement matures on July 31, 2015. The Credit Agreement continues to be secured by the assets of Spark Energy Ventures and its subsidiaries.

Although SE and SEG, as wholly owned subsidiaries of Spark Energy Ventures, were jointly and severally liable for Marlin’s borrowing under the Credit Agreement prior to the Marlin initial public offering, SE and SEG did not historically have access to or use the term loan and the revolving credit facility utilized by Marlin. SE and SEG were the primary recipients of the proceeds from the working capital facility.

The Company adopted ASU 2013-04, which prescribes the accounting for joint and several liability arrangements. The Company has elected to early adopt ASU 2013-04 and has applied the accounting guidance retrospectively to its 2013 and 2012 combined financial statements as required by the standard. This guidance requires an entity to measure its obligation resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. Based on the Sixth Amended Credit Agreement prior to the Marlin initial public offering and understanding among the Borrowers, the term loan and the revolving credit facility were assigned specifically to Marlin. The Company has recognized the proceeds from the working capital facility in its combined balance sheets, which represented the amounts the Company with the other Borrowers agreed to pay, and the amounts the Company expected to pay.

Working Capital Facility

The working capital facility was $150.0 million in 2012 under the Fifth Amended Credit Agreement and was later amended to $70.0 million on December 17, 2012 under the Sixth Amended Credit Agreement. On July 31, 2013 and in conjunction with the Seventh Amended Credit Agreement the working capital facility was increased to $80.0 million and is scheduled to mature on July 31, 2015.

The working capital facility is available for use by Spark Energy Ventures and its affiliates to finance the working capital requirements related to the purchase and sale of natural gas, electricity, and other commodity products not related to the retail natural gas and asset optimization and retail electricity businesses of the Company. The Company’s combined financial statements include the total amounts outstanding under the working capital facility of $27.5 million and $10.0 million as of December 31, 2013 and 2012, respectively, and are classified as current in the combined balances sheets as the working capital facility is drawn on and repaid on a monthly basis to fund working capital needs. The total amounts outstanding under the facility as of December 31, 2013 and 2012 include amounts used to fund equity distributions to the sole member of the Company to fund unrelated operations of an affiliate under the common control of the sole member, which was a co-borrower under the facility.

Further, through the issuance of letters of credit, the Company is able to secure payment to suppliers. No obligation is recorded for such outstanding letters of credit unless they are drawn upon by the suppliers and in the event a supplier draws on a letter of credit, repayment is due by the earlier of demand by the bank or at the expiration of the Credit Agreement. As of December 31, 2013 and 2012, the Company did not have any amounts outstanding related to outstanding drawn letters of credit. Letters of credit issued and outstanding as of December 31, 2013 and 2012 were $10.0 million and $26.2 million, respectively.

Under the working capital facility, the Company pays a fee with respect to each letter of credit issued and outstanding. For the years ended December 31, 2013 and 2012, the Company incurred fees on letters of credit issued and outstanding totaling $0.5 million and $0.6 million, respectively, which is recorded in interest expense in the combined statements of operations.

Under the Fifth Amended Credit Agreement, the Company may elect to have loans under the credit facility bear interest either (i) at a Eurodollar-based rate plus a margin ranging from 2.50% to 3.25% depending on the Company’s consolidated funded indebtedness ratio then in effect, or (ii) at a base rate loan plus a margin ranging from 1.50% to 2.25% depending on the Company’s consolidated funded indebtedness ratio then in effect. The Company also pays a nonutilization fee equal to 0.50% per annum.

Under the Sixth Amended Credit Agreement, the Company may elect to have loans under the credit facility bear interest either (i) at a Eurodollar-based rate plus a margin ranging from 3.00% to 3.75% depending on the Company’s consolidated funded indebtedness ratio then in effect, or (ii) at a base rate loan plus a margin ranging from 2.00% to 2.75% depending on the Company’s consolidated funded indebtedness ratio then in effect. The Company also pays a nonutilization fee equal to 0.50% per annum.

Under the Seventh Amended Credit Agreement, the Company may elect to have loans under the working capital facility bear interest (i) at a Eurodollar-based rate plus a margin ranging from 3.00% to 3.25%, depending on the Spark Energy Ventures’ aggregate amount outstanding then in effect, (ii) at a base rate loan plus a margin ranging from 2.00% to 2.25%, depending on Spark Energy Ventures’ aggregate amount outstanding then in effect or (iii) a cost of funds rate loan plus a margin ranging from 2.50% to 2.75%, depending on Spark Energy Ventures’ aggregate amount outstanding then in effect. Each working capital loan made as a result of a drawing under a letter of credit bears interest on the outstanding principal amount thereof from the date funded at a floating rate per annum equal to the cost of funds rate plus the applicable margin until such loan has been outstanding for more than two business days and, thereafter, bears interest on the outstanding principal amount thereof at a floating rate per annum equal to the base rate plus the applicable margin, plus two percent 2.0% per annum. The Company incurred interest expense of $0.3 million and $1.3 million for the years ended December 31, 2013 and 2012, respectively, which is recorded in interest expense in the combined statements of operations.

The Company also pays a commitment fee equal to 0.50% per annum. The Company incurred commitment fees totaling $0.2 million and $0.5 million for the years ended December 31, 2013 and 2012, respectively, which is recorded in interest expense in the combined statements of operations.

Deferred Financing Costs

Deferred financing costs were $0.5 million and $0.6 million as of December 31, 2013 and 2012, respectively. Of these amounts, $0.4 million and $0.4 million are recorded in other current assets in the combined balance sheets as of December 31, 2013 and 2012, respectively, and $0.1 million and $0.2 million are recorded in other assets in the combined balance sheets as of December 31, 2013 and 2012, respectively, based on the term of the working capital facility.

Amortization of deferred financing costs was $0.6 million and $0.7 million for the years ended December 31, 2013 and 2012, respectively, which is recorded in interest expense in the combined statements of operations.

In conjunction with executing the Sixth Amended Credit Agreement in 2012, the Company paid $0.4 million of financing costs, all of which were capitalized, and the Company wrote off $0.3 million of existing unamortized deferred financing costs related to the Fifth Amended Credit Agreement, which is recorded in interest expense in the combined statements of operations for the year ended December 31, 2013.

In conjunction with executing the Seventh Amended Credit Agreement in 2013, the Company paid $0.5 million of financing costs, all of which were capitalized. Simultaneously, the Company wrote off $0.1 million of existing unamortized deferred financing costs related to the Sixth Amended Credit Agreement, which is recorded in interest expense in the combined statements of operations for the year ended December 31, 2013.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. This includes not only the credit standing of counterparties involved and the impact of credit enhancements but also the impact of the Company’s own nonperformance risk on its liabilities.

The Company applies fair value measurements to its commodity derivative instruments based on the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

—	Level 1—Quoted prices in active markets for identical assets and liabilities. Instruments categorized in Level 1 primarily consist of financial instruments such as exchange-traded derivative instruments.

—	Level 2—Inputs other than quoted prices recorded in Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data by correlation or other means. Instruments categorized in Level 2 primarily include non-exchange traded derivatives such as over-the-counter commodity forwards and swaps and options.

—	Level 3—Unobservable inputs for the asset or liability, including situations where there is little, if any, observable market activity for the asset or liability.

As the fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3), the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy.

Non-Derivative Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts receivable-affiliates, accounts payable, and accrued liabilities recorded in the combined balance sheets approximate fair value due to the short-term nature of these items. The carrying amount of long-term debt recorded in the combined balance sheets approximates fair value because of the variable rate nature of the Company’s long-term debt.

Derivative Instruments

The following table presents assets and liabilities measured and recorded at fair value in the Company’s combined balance sheets on a recurring basis by and their level within the fair value hierarchy as of (in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2013
Non-trading commodity derivative assets	$—	$4,672	$—	$4,672
Trading commodity derivative assets	—	3,405	—	3,405

Total commodity derivative assets	$—	$8,077	$—	$8,077

Non-trading commodity derivative liabilities	$(563)	$(854)	$—	$(1,417)
Trading commodity derivative liabilities	147	(581)	—	(434)

Total commodity derivative liabilities	$(416)	$(1,435)	$—	$(1,851)

	Level 1	Level 2	Level 3	Total
December 31, 2012
Non-trading commodity derivative assets	$456	$30	$—	$486
Trading commodity derivative assets (including trading commodity derivative assets—affiliates of $292)	721	646	—	1,367

Total commodity derivative assets	$1,177	$676	$—	$1,853

Non-trading commodity derivative liabilities	$(17)	$(2,216)	$—	$(2,233)
Trading commodity derivative liabilities (including trading derivative liabilities—affiliates of $21)	(94)	(3,443)	—	(3,537)

Total commodity derivative liabilities	$(111)	$(5,659)	$—	$(5,770)

The Company had no financial instruments measured using level 3 at December 31, 2013 and 2012. The Company had no transfers of assets or liabilities between any of the above levels during the years ended December 31, 2013 and 2012.

The Company’s derivative contracts include exchange-traded contracts fair valued utilizing readily available quoted market prices and non-exchange-traded contracts fair valued using market price quotations available through brokers or over-the-counter and on-line exchanges. In addition, in determining the fair value of the Company’s derivative contracts, the Company applies a credit risk valuation adjustment to reflect credit risk which is calculated based on the Company’s or the counterparty’s historical credit risks. As of December 31, 2013 and 2012, the credit risk valuation adjustment was not material.

6. Accounting for Derivative Instruments

The Company is exposed to the impact of market fluctuations in the price of electricity and natural gas and basis costs, storage and ancillary capacity charges from independent system operators. The Company uses derivative instruments to manage exposure to these risks, and historically designated certain derivative instruments as cash flow hedges for accounting purposes. For derivatives designated in a qualifying cash flow hedging relationship, the effective portion of the change in fair value is recognized in accumulated OCI and reclassified to earnings in the period in which the hedged item affects earnings. Any ineffective portion of the derivative’s change in fair value is recognized currently in earnings.

The Company also holds certain derivative instruments that are not held for trading purposes but are also not designated as hedges for accounting purposes. These derivative instruments represent economic hedges that mitigate the Company’s exposure to fluctuations in commodity prices. For these derivative instruments, changes in the fair value are recognized currently in earnings in retail revenues or retail cost of revenues.

As part of the Company’s strategy to optimize its assets and manage related risks, it also manages a portfolio of commodity derivative instruments held for trading purposes. The Company’s commodity trading activities are subject to limits within the Company’s Risk Management Policy. For these derivative instruments, changes in the fair value are recognized currently in earnings in net asset optimization revenues.

Derivative assets and liabilities are presented net in the Company’s combined balance sheets when the derivative instruments are executed with the same counterparty under a master netting arrangement. The Company’s derivative contracts include transactions that are executed both on an exchange and centrally cleared as well as over-the-counter, bilateral contracts that are transacted directly with a third party. To the extent the Company has paid or received collateral related to the derivative assets or liabilities, such amounts would be presented net against the related derivative asset or liability’s fair value. As of December 31, 2013 and 2012 the Company had not paid or received any collateral amounts. The specific types of derivative instruments the Company may execute to manage the commodity price risk include the following:

—	Forward contracts, which commit the Company to purchase or sell energy commodities in the future;

—	Futures contracts, which are exchange-traded standardized commitments to purchase or sell a commodity or financial instrument;

—	Swap agreements, which require payments to or from counterparties based upon the differential between two prices for a predetermined or notional quantity; and

—	Option contracts, which convey to the option holder the right but not the obligation to purchase or sell a commodity.

The Company has entered into other energy-related contracts that do not meet the definition of a derivative instrument or qualify for the normal purchase or normal sale exception and are therefore not accounted for at fair value including the following:

—	Forward electricity and natural gas purchase contracts for retail customer load, and

—	Natural gas transportation contracts and storage agreements.

Volumetric Underlying Derivative Transactions

The following table summarizes the net notional volume buy/(sell) of the Company’s open derivative financial instruments accounted for at fair value, broken out, by commodity as of December 31:

Non-trading

Commodity	Notional	2013	2012
Designated as hedges:
Natural Gas	MMBtu	—	596
Electricity	MWh	—	377

Not qualifying or not designated as hedges:
Natural Gas	MMBtu	3,513	1,892
Natural Gas Basis	MMBtu	373	714
Electricity	MWh	465	366

Trading

Commodity	Notional	2013	2012
Not qualifying or not designated as hedges
Natural Gas	MMBtu	2,259	2,989
Natural Gas Basis	MMBtu	1,443	233
Electricity	MWh	—	—

Gains (Losses) on Derivative Instruments

Gains (losses) on derivative instruments, net and current period settlements on derivative instruments were as follows for the years ended December 31 (in thousands):

	2013	2012
Gain (loss) on non-trading derivatives—cash flow hedges, net (including ineffectiveness gain (loss) of $(288) and $930 for 2013 and 2012, respectively)	$84	$(17,942)
Gain (loss) on non-trading derivatives, net	1,345	(1,074)
Gain (loss) on trading derivatives, net (including gain (loss) on trading derivatives—affiliates, net of $1,509 and $506 for 2013 and 2012, respectively)	5,138	(2,469)

Gain (loss) on derivatives, net	$6,567	$(21,485)

Current period settlements on non-trading derivatives—cash flow hedges	$(1,180)	$18,707
Current period settlements on non-trading derivatives	1,833	7,782
Current period settlements on trading derivatives (including current period settlements on trading derivatives—affiliates of ($1,780) and $87 for 2013 and 2012, respectively)	387	312

Total current period settlements on derivatives	$1,040	$26,801

Gains (losses) on trading derivative instruments are recorded in net asset optimization revenues and gains (losses) on non-trading derivative instruments are recorded in retail revenues or retail cost of revenues on the combined statements of operations.

Fair Value of Derivative Instruments

The following tables summarize the fair value and offsetting amounts of the Company’s derivative instruments by counterparty and collateral received or paid as of (in thousands):

	December 31, 2013
Description	Gross Assets	Gross Amounts Offset	Net Assets	Cash Collateral Offset	Net Amount Presented
Non-trading commodity derivatives	$11,564	$(6,898)	$4,666	$—	$4,666
Trading commodity derivatives	3,949	(544)	3,405	—	3,405

Total Current Derivative Assets	$15,513	$(7,442)	$8,071	—	$8,071

Non-trading commodity derivatives	$100	$(94)	$6	$—	$6
Trading commodity derivatives	14	(14)	—	—	—

Total Non-current Derivative Assets	$114	$(108)	$6	—	$6

Total Derivative Assets	$15,627	$(7,550)	$8,077	$—	$8,077

	December 31, 2013
Description	Gross Liabilities	Gross Amounts Offset	Net Liabilities	Cash Collateral Offset	Net Amount Presented
Non-trading commodity derivatives	$(8,289)	$6,898	$(1,391)	$—	$(1,391)
Trading commodity derivatives	(986)	544	(442)	—	(442)

Total Current Derivative Liabilities	$(9,275)	$7,442	$(1,833)	$—	$(1,833)

Non-trading commodity derivatives	$(120)	$94	$(26)	$—	$(26)
Trading commodity derivatives	(6)	14	8	—	8

Total Non-current Derivative Liabilities	$(126)	$108	$(18)	$—	$(18)

Total Derivative Liabilities	$(9,401)	$7,550	$(1,851)	$—	$(1,851)

	December 31, 2012
Description	Gross Assets	Gross Amounts Offset	Net Assets	Cash Collateral Offset	Net Amount Presented
Non-trading commodity derivatives—cash flow hedges	$1,295	$(1,192)	$103	$—	$103
Non-trading commodity derivatives	3,223	(2,846)	377	—	377
Trading commodity derivatives (including trading commodity derivatives-affiliates of $292)	2,570	(1,203)	1,367	—	1,367

Total Current Derivative Assets	$7,088	$(5,241)	$1,847	$—	$1,847

Non-trading commodity derivatives—cash flow hedges	$58	$(58)	$—	$—	$—
Non-trading commodity derivatives	464	(458)	6	—	6
Trading commodity derivatives	39	(39)	—	—	—

Total Non-current Derivative Assets	$561	$(555)	$6	$—	$6

Total Derivative Assets	$7,649	$(5,796)	$1,853	$—	$1,853

	December 31, 2012
Description	Gross Liabilities	Gross Amounts Offset	Net Liabilities	Cash Collateral Offset	Net Amount Presented
Non-trading commodity derivatives—cash flow hedges	$(2,237)	$1,192	$(1,045)	$—	$(1,045)
Non-trading commodity derivatives	(3,465)	2,846	(619)	—	(619)
Trading commodity derivatives (including trading commodity derivatives-affiliates of $21)	(4,630)	1,203	(3,427)	—	(3,427)

Total Current Derivative Liabilities	$(10,332)	$5,241	$(5,091)	$—	$(5,091)

Non-trading commodity derivatives—cash flow hedges	$(196)	$58	$(138)	$—	$(138)
Non-trading commodity derivatives	(889)	458	(431)	—	(431)
Trading commodity derivatives	(149)	39	(110)	—	(110)

Total Non-current Derivative Liabilities	$(1,234)	$555	$(679)	$—	$(679)

Total Derivative Liabilities	$(11,566)	$5,796	$(5,770)	$—	$(5,770)

Accumulated Other Comprehensive Income

The following table summarizes the effects on the Company’s accumulated OCI balance attributable to cash flow hedge derivative instruments, for the years ended December (in thousands):

	2013	2012
Accumulated OCI balance, beginning of period	$(2,536)	$(10,235)
Deferred gain (loss) on cash flow hedge derivative instruments	2,620	(10,243)
Reclassification of accumulated OCI net to income	(84)	17,942

Accumulated OCI balance, end of period	$—	$(2,536)

The amounts reclassified from accumulated OCI into income and any amounts recognized in income from the ineffective portion of cash flow hedges are recorded in retail cost of revenues. In June 2013, the Company elected to discontinue cash flow hedge accounting.

7. Commitments and Contingencies

The Company’s minimum required payments for certain long-term agreements and unconditional purchase obligations are as follows as of December 31, 2013 (in thousands):

	Off-Balance Sheet Arrangements and Contractual Obligations by Year
	Total	2014	2015	2016	2017	2018	>5 Years
Natural gas and electricity related purchase contracts	$19,102	$11,686	$3,708	$3,708	$—	$—	$—
Pipeline transportation agreements	21,313	6,326	2,788	2,629	2,629	1,050	5,891

Other purchase obligations	5,593	781	2,447	2,365	—	—	—

Operating leases	2,731	1,619	1,079	33	—	—	—

Total commitments	$48,739	$20,412	$10,022	$8,735	$2,629	$1,050	$5,891

Natural Gas and Electricity Purchase Contracts

The Company is party to numerous natural gas and electricity related purchase contracts that have varying quantity and price terms as well as varying durations which are not accounted for as derivative financial instruments at fair value as the Company has elected the normal purchase exception for such derivative financial instruments.

Pipeline Transportation Agreements

The Company is party to various natural gas pipeline transportation agreements which require the payment of reservation fees or demand charges whether or not the pipeline transportation is utilized. Future commitments of $17.3 million is related to pipeline transportation agreements with two individual counterparties which expire in 2018 and 2028, respectively.

Other purchase obligations

The Company is party to certain agreements for billing services and software agreements.

Operating leases

The Company is party to non-cancelable operating leases for office space and equipment expiring at various dates. Total lease expense recorded for the years ended December 31, 2013 and 2012 was $1.8 million and $2.0 million, respectively.

Legal Matters

From time to time, the Company may be involved in legal, tax, regulatory and other proceedings in the ordinary course of business. Management does not believe that we are a party to any litigation that will have a material impact on the Company’s combined financial condition or results of operations.

8. Transactions with Affiliates

The Company enters into transactions with and pays certain costs on behalf of affiliates that are commonly controlled in order to reduce administrative expense, create economies of scale and supply goods and services to these related parties. The Company also sells and purchases natural gas and electricity with affiliates. The Company presents receivables and payables with affiliates on a net basis on the combined balance sheets as all affiliate activity is with parties under common control.

Accounts Receivable-Affiliates

The Company recorded current accounts receivable—affiliates of $6.8 million and $5.5 million as of December 31, 2013 and 2012, respectively, for certain direct billings and cost allocations for services the Company provided to affiliates and sales or purchases of natural gas and electricity to affiliates.

The Company also recorded non-current accounts receivable—affiliate of $14.7 million, including a non-interest bearing loan of $1.1 million, as of December 31, 2012 for such goods and services. On April 8, 2013, the Company and Marlin entered into an Acknowledgement and Agreement, whereby the Company and Marlin agreed that: (i) $14.7 million of the Company’s accounts receivable—affiliate balance attributable to Marlin as of March 31, 2013 (the “Outstanding Amount”) was not required to be paid sooner than March 31, 2014, (ii) the Outstanding Amount or any future accounts receivable affiliates balances owed by Marlin would not accrue interest, and (iii) payment of the Outstanding Amount by Marlin prior to March 31, 2014 was not precluded. Accordingly, $14.7 million was reclassified to long-term accounts receivable-affiliate as of December 31, 2012.

On April 26, 2013, Marlin paid $3.0 million of the Outstanding Amount, reducing the Outstanding Amount to $11.7 million (the “Remaining Outstanding Amount”). On June 3, 2013, the Company and Marlin entered into a revised Acknowledgement and Agreement, whereby the Company and Marlin agreed that (i) the Remaining Outstanding Amount was not required to be paid sooner than July 31, 2014, (ii) the Remaining Outstanding Amount or any future accounts receivable affiliates balances owed by Marlin would not accrue interest, and (iii) payment of the Remaining Outstanding Amount prior to July 31, 2014 was not precluded. In July 2013, in connection with the closing of Marlin’s initial public offering, NuDevco Midstream Development assumed the Remaining Outstanding Amount of $11.7 million accounts payable affiliates balance and Marlin was released from such obligation. As of December 31, 2013, the receivable due to the Company from NuDevco Midstream Development related to the assumption of the Remaining Outstanding Amount was $3.4 million and is recorded in current accounts receivable-affiliates.

Revenues and Cost of Revenues-Affiliates

Prior to Marlin’s IPO on July 31, 2013, the Company provided natural gas to Marlin, who is a processing service provider, whereby Marlin gathered natural gas from the Company and other third parties, extracted NGLs, and redelivered the processed natural gas to the Company and other third parties. Marlin replaced energy used in processing due to the extraction of liquids, compression and transportation of natural gas, and fuel by making a payment to the Company at market prices. Revenues-affiliates, recorded in net asset optimization revenues in the combined statements of operations, related to Marlin’s payments to the Company for replaced energy for the years ended December 31, 2013 and 2012 were $3.0 million and $8.3 million , respectively.

Beginning on August 1, 2013, the Marlin processing agreement was terminated and the Company and another affiliate entered into an agreement whereby the Company purchases natural gas from the affiliate at the tailgate of the Marlin plant. Cost of revenues-affiliates, recorded in net asset optimization revenues in the combined statements of operations for the year ended December 31, 2013 related to this agreement were $17.7 million.

Additionally, from August 2, 2013 to September 30, 2013 the Company purchased natural gas under third-party contracts and sold the natural gas to the affiliate at the Marlin inlet while the affiliate worked to have the third-party contracts assigned to it. The Company also purchased natural gas at a nearby third party plant inlet which was then sold to the affiliate. Revenues-affiliates, recorded in net asset optimization revenues in the combined statements of operations, for the year ended December 31, 2013 related to these sales were $11.9 million.

Additionally, the Company entered into a natural gas transportation agreement with Marlin, at Marlin’s pipeline, whereby the Company transports retail natural gas and pays the higher of (i) a minimum monthly payment or (ii) a transportation fee per MMBtu times actual volumes transported. The current transportation agreement was set to expire on February 28, 2013, but was extended for three additional years at a fixed rate per MMBtu without a minimum monthly payment. Included in the Company’s results are cost of revenues-affiliates, recorded in retail cost of revenues in the combined statements of operations related to this activity of $0.1 million and $0.3 million for the years ended December 31, 2013 and 2012, respectively.

The Company also purchases electricity for an affiliate and sells the electricity to the affiliate at the same market price that the company paid to purchase the electricity. Sales of electricity to the affiliate were $4.0 million and $1.4 million for the years ended December 31, 2013 and 2012, respectively, which is recorded in retail revenues-affiliate in the combined statements of operations.

Also included in the Company’s results are cost of revenues-affiliates related to derivative instruments, recorded in net asset optimization revenues in the combined statements of operations, is a gain of $1.8 million and loss of $0.6 million as of December 31, 2013 and 2012, respectively. The Company has no outstanding derivative instruments with affiliates as of December 31, 2013.

Cost allocations

The Company paid certain expenses on behalf of affiliates, which are reimbursed by the affiliates to the Company, including costs that can be specifically identified and certain allocated overhead costs associated with general and administrative services, including executive management, facilities, banking arrangements, professional fees, insurance, information services, human resources and other support department’s to the affiliates. Where costs incurred on behalf of the affiliate could not be determined by specific identification for direct billing, the costs were primarily allocated to the affiliated entities based on percentage of departmental usage, wages or headcount. The total amount direct billed and allocated to affiliates for the years ended December 31, 2013 and 2012 was $7.4 million and $4.1 million respectively, and is recorded as a reduction in general and administrative expenses in the combined statements of operations.

The Company pays residual commissions to an affiliate for all customers enrolled by the affiliate who pay their monthly retail gas or retail electricity bill. Commission paid to the affiliate was $0.1 million and $0.8 million for the years ended December 31, 2013 and 2012, respectively, which is recorded in general and administrative expense in the combined statements of operations.

Member Distributions and Contributions

During the years ended December 31, 2013 and 2012, the Company made net capital distributions to W. Keith Maxwell III of $59.3 million and $10.4 million, respectively. In contemplation of the Company’s Offering, in April 2014, the Company entered into an agreement with an affiliate to permanently forgive all net outstanding accounts receivable balances from the affiliate. As such, the accounts receivable balances from the affiliate have been eliminated and presented as a distribution to W. Keith Maxwell III for 2013 and 2012.

Property and Equipment Sold

In 2012, the Company sold a field office facility, vehicles and computer and other equipment to affiliates for $0.6 million. The assets were sold at the Company’s historical cost basis at the time of the sale, as the transactions were between affiliates under common control.

9. Segment Reporting

The Company’s determination of reportable business segments considers the strategic operating units under which the Company makes financial decisions, allocates resources and assesses performance of its retail and asset optimization businesses.

The Company’s reportable business segments are retail natural gas and retail electricity. The retail natural gas segment consists of natural gas sales to, and natural gas transportation and distribution for, residential and commercial customers. Asset optimization activities, considered an integral part of securing the lowest price natural gas to serve retail gas load, are part of the retail natural gas segment. The retail electricity segment consists of electricity sales and transmission to residential and commercial customers. Corporate and other consists of expenses and assets of the retail natural gas and retail electricity segments that are managed at a consolidated level such as general and administrative expenses.

To assess the performance of the Company’s operating segments, the chief operating decision maker analyzes retail gross margin. The Company defines retail gross margin as operating income plus (i) depreciation and amortization expenses and (ii) general and administrative expenses, less (i) net asset optimization revenues, (ii) net gains (losses) on derivative instruments, and (iii) net current period cash settlements on derivative instruments. The Company deducts net gains (losses) on derivative instruments, excluding current period cash settlements, from the retail gross margin calculation in order to remove the non-cash impact of net gains and losses on derivative instruments.

Retail gross margin is a primary performance measure used by our management to determine the performance of our retail natural gas and electricity business by removing the impacts of our asset optimization activities and net non-cash income (loss) impact of our economic hedging activities. As an indicator of our retail energy business’ operating performance, retail gross margin should not be considered an alternative to, or more meaningful than, operating income, as determined in accordance with GAAP. Below is a reconciliation of retail gross margin to income before income tax expense.

	2013	2012
Reconciliation of Retail Gross Margin to Income before taxes
Income before income tax expense	$31,468	$26,139
Interest and other income	(353)	(62)
Interest expense	1,714	3,363

Operating Income	32,829	29,440
Depreciation and amortization	16,215	22,795
General and administrative	35,020	47,321
Less:
Net asset optimization revenue	314	(1,136)
Net, Gains (losses) on derivative instruments	1,429	(19,016)
Net, Cash settlements on derivative instruments	653	26,489

Retail Gross Margin	$81,668	$93,219

The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. The Company uses gross margin and net asset optimization revenues as the measure of profit or loss for its business segments. This measure represents the lowest level of information that is provided to the chief operating decision maker for our reportable segments.

Financial data for business segments are as follows (in thousands):

Year ended December 31, 2013	Retail Electricity	Retail Natural Gas	Corporate and Other	Eliminations	Spark Retail
Total Revenues	$191,872	$125,218	$—	$—	$317,090
Retail cost of revenues	149,885	83,141	—	—	233,026
Less:
Net asset optimization revenues	—	314	—	—	314
Gains (losses) on retail derivative instruments	1,336	93	—	—	1,429
Current period settlements on non-trading derivatives	1,349	(696)	—	—	653

Retail gross margin	$39,302	$42,366	$—	$—	$81,668

Total Assets	$41,879	$87,985	$953	$(21,744)	$109,073

Year ended December 31, 2012	Retail Electricity	Retail Natural Gas	Corporate and Other	Eliminations	Spark Retail
Total revenues	$256,357	$122,705	$—	$—	$379,062
Retail cost of revenues	202,440	77,066	—	—	279,506
Less:
Net asset optimization revenues	—	(1,136)		—	(1,136)
Gains (losses) on retail derivative instruments	(17,400)	(1,616)		—	(19,016)
Current period settlements on non-trading derivatives	18,577	7,912	—	—	26,489

Retail gross margin	$52,740	$40,479	$—	$—	$93,219

Total Assets	$51,034	$100,433	$998	$(23,187)	$129,278

Significant Customers

For the year ended December 31, 2013 and 2012, we had one significant customer that individually accounted for more than 10% of the Company’s combined net asset optimization revenues.

Significant Suppliers

For the year ended December 31, 2013 and 2012, we had one significant supplier that individually accounted for more than 10% of the Company’s combined net asset optimization revenues.

For the year ended December 31, 2013, the Company had one significant supplier that individually accounted for more than 10% of the Company’s combined retail electricity retail cost of revenues. There were no significant suppliers for retail electricity in 2012.

10. Subsequent Events

Subsequent to December 31, 2013, the Company made net capital distributions to W. Keith Maxwell III of $1.0 million.

SPARK ENERGY, INC.

CONDENSED COMBINED BALANCE SHEETS AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(in thousands)

(unaudited)

	March 31, 2014	December 31, 2013
	(restated)
Assets

Current assets:
Cash and cash equivalents	$4,755	$7,189
Accounts receivable, net of allowance for doubtful accounts	87,368	62,678
Accounts receivable-affiliates	7,329	6,794
Inventory	—	4,322
Fair value of derivative assets	4,075	8,071
Customer acquisition costs	7,527	4,775
Prepaid assets	2,019	1,032
Other current assets	6,647	6,430

Total current assets	119,720	101,291
Property and equipment, net	4,614	4,817
Fair value of derivative assets	2	6
Customer acquisition costs	3,408	2,901
Other assets	89	58

Total Assets	$127,833	$109,073

Liabilities and Member’s Equity

Current liabilities:
Accounts payable	$54,796	$36,971
Accrued liabilities	7,347	6,838
Fair value of derivative liabilities	2,505	1,833
Note payable	34,000	27,500
Other current liabilities	1,036	—

Total current liabilities	99,684	73,142
Long-term liabilities:
Fair value of derivative liabilities	84	18

Total liabilities	99,768	73,160
Members’ equity:
Member’s equity	28,065	35,913

Total member’s equity	28,065	35,913

Total Liabilities and Member’s Equity	$127,833	$109,073

The accompanying notes are an integral part of the condensed combined financial statements.

SPARK ENERGY, INC.

CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE

THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands)

(unaudited)

	March 31,
	2014	2013
	(restated)
Revenues:
Retail revenues (including retail revenues—affiliates of $1,489 and $199 for the three months ended March 31, 2014 and 2013, respectively)	$104,352	$100,453
Net asset optimization revenues (including asset optimization revenues-affiliates of $2,500 and $1,500 for the three months ended March 31, 2014 and 2013, respectively, and asset optimization revenues—affiliates costs of revenues of $7,900 and less than $0.1 million for the three months ended March 31, 2014 and 2013, respectively)	1,624	(1,157)

Total Revenues	105,976	99,296
Operating Expenses:
Retail cost of revenues (including retail cost of revenues-affiliates of less than $0.1 million for the three months ended March 31, 2014 and 2013, respectively)	88,121	69,993
General and administrative	8,113	9,275
Depreciation and amortization	2,959	5,030

Total Operating Expenses	99,193	84,298

Operating income	6,783	14,998
Other (expense)/income:
Interest expense	(313)	(384)
Interest and other income	70	11

Total other (expenses)/income	(243)	(373)

Income before income tax expense	6,540	14,625
Income tax expense	32	14

Net income	$6,508	$14,611

Other comprehensive income (loss):
Deferred gain (loss) from cash flow hedges	—	3,211
Reclassification of deferred gain (loss) from cash flow hedges into net income (Note 6)	—	(282)

Comprehensive income	$6,508	$17,540

The accompanying notes are an integral part of the condensed combined financial statements.

SPARK ENERGY, INC.

CONDENSED COMBINED STATEMENTS OF MEMBER’S EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2014

(in thousands)

(unaudited)

Member’s equity
Balance—December 31, 2013	$35,913
Capital contributions from member	19,701
Distributions to member	(34,057)
Net income (restated)	6,508

Balance—March 31, 2014 (restated)	$28,065

The accompanying notes are an integral part of the condensed combined financial statements.

SPARK ENERGY, INC.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands)

(unaudited)

	March 31,
	2014	2013
	(restated)
Cash flows from operating activities:
Net income	$6,508	$14,611
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization expense	2,959	5,030
Amortization and write off of deferred financing costs	113	120
Allowance for doubtful accounts and bad debt expense	565	513
(Gain) loss on derivatives, net	(5,460)	(2,242)
Current period cash settlements on derivatives, net	10,197	1,471
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(25,257)	2,603
(Increase) decrease in accounts receivable—affiliates	(535)	4,420
Decrease in inventory	4,322	3,411
Increase in customer acquisition costs	(5,227)	(220)
(Increase) in prepaid and other current assets	(1,316)	(532)
(Increase) decrease in other assets	(31)	31
Increase (decrease) in accounts payable	17,825	(8,339)
Increase (decrease) in accrued liabilities	510	(2,672)
Increase (decrease) in other liabilities	1,036	(337)

Net cash provided by operating activities	6,209	17,868

Cash flows from investing activities:
Purchases of property and equipment	(787)	(93)

Net cash used in investing activities	(787)	(93)

Cash flows from financing activities:
Borrowings on notes payable	24,500	9,500
Payments on notes payable	(18,000)	(17,500)
Member contributions (distributions), net	(14,356)	(14,239)

Net cash used in financing activities	(7,856)	(22,239)

Decreases in cash and cash equivalents	(2,434)	(4,464)
Cash and cash equivalents—beginning of period	7,189	6,559

Cash and cash equivalents—end of period	$4,755	$2,095

Cash paid during the period for:
Interest	$267	$219

The accompanying notes are an integral part of the condensed combined financial statements.

SPARK ENERGY, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

1. Formation and Organization

The accompanying interim unaudited condensed combined financial statements of Spark Energy, Inc. (the “Company”) have been prepared in connection with the initial public offering (the “Offering”) of shares of its Class A common stock, par value $0.01 per share (the “Class A common stock”). The Company is a Delaware corporation formed on April 22, 2014 by Spark Energy Ventures, LLC (“Spark Energy Ventures”) for the purpose of succeeding to Spark Energy Ventures’ ownership in Spark Energy, LLC (“SE”) and Spark Energy Gas, LLC (“SEG”) which are Spark Energy Ventures’ operating subsidiaries for its retail natural gas and asset optimization and retail electricity businesses. Prior to the Offering, Spark Energy Ventures will contribute SE and SEG to NuDevco Retail Holdings, LLC (“NuDevco”), a single member Texas limited liability company formed by Spark Energy Ventures on May 19, 2014 under the Texas Business Organizations Code (“TBOC”). NuDevco was formed by Spark Energy Ventures to hold the investment in Spark HoldCo and the Company. Spark Energy Ventures is a single member limited liability company formed on October 8, 2007 under the TBOC. NuDevco is wholly owned by Spark Energy Ventures. Spark Energy Ventures is wholly owned by NuDevco Partners Holdings, LLC, which is wholly owned by NuDevco Partners, LLC, which is wholly owned by W. Keith Maxwell III. This Offering will be implemented through a series of exchanges and transfers of interests in entities all under the common control of W. Keith Maxwell III.

The contribution of the interest in SE and SEG to the Company is not considered a business combination accounted for under the purchase method, as it will be a transfer of assets and operations under common control and, accordingly, balances will be transferred at their historical cost. The Company’s interim unaudited condensed combined financial statements were prepared using SE’s and SEG’s historical basis in the assets and liabilities, and include all revenues, costs, assets and liabilities attributed to the retail natural gas and asset optimization and retail electricity businesses of SE and SEG for the periods presented.

SEG is a retail natural gas provider and asset optimization business competitively serving residential, commercial and industrial customers in multiple states. SEG is independent from utility and pipeline affiliates. SEG was formed on January 17, 2001 under the Texas Revised Limited Partnership Act (as recodified by the TBOC) and was converted to a Texas limited liability company on May 21, 2014.

SE is a licensed retail electric provider in multiple states. SE provides retail electricity services to end-use retail customers, ranging from residential and small commercial customers to large commercial and industrial users. SE was formed on February 5, 2002 under the Texas Revised Limited Partnership Act (as recodified by the TBOC) and was converted to a Texas limited liability company on May 21, 2014.

Restatement

The Company has restated its financial statements as of and for the three months ended March 31, 2014. The Company identified errors in the Company’s recorded retail revenues and retail cost of revenues due to inaccurate data and assumptions used in estimating the recorded amounts of retail revenues, retail cost of revenues and the related natural gas imbalances as of and for the three months ended March 31, 2014. In addition, the Company identified that a reclass from other current assets to other current liabilities was needed to properly classify a natural gas imbalance liability that was previously recorded net within other current assets. Refer to the schedules below for the impact of these adjustments on the condensed combined balance sheet as of March 31, 2014 and on the condensed combined statements of operations for the three months ended March 31, 2014. The identified errors had no impact on cash flows from operating activities, investing activities, and/or financing activities of the Company. The following schedules reconcile the amounts as originally reported to the corresponding restated amounts (in thousands):

Restated Condensed Combined Balance Sheet Amounts

	As of March 31, 2014
	As Previously Reported	Restatement Adjustments	Restated
Accounts receivable, net of allowance for doubtful accounts	$89,568	$(2,200)	$87,368
Other current assets	5,254	1,393	6,647
Total current assets	120,527	(807)	119,720
Total assets	128,640	(807)	127,833
Accounts payable	53,450	1,346	54,796
Other current liabilities	—	1,036	1,036
Total current liabilities	97,302	2,382	99,684
Total liabilities	97,386	2,382	99,768
Member’s equity	31,254	(3,189)	28,065
Total member’s equity	31,254	(3,189)	28,065
Total Liabilities and Member’s Equity	$128,640	$(807)	$127,833

Restated Condensed Combined Statements of Operations and Comprehensive Income Amounts

	As of March 31, 2014
	As Previously Reported	Restatement Adjustments	Restated
Retail revenues	$106,552	$(2,200)	$104,352
Total Revenues	108,176	(2,200)	105,976
Retail cost of revenues	87,132	989	88,121
Total Operating Expenses	98,204	989	99,193
Operating income	9,972	(3,189)	6,783
Income before income tax expense	9,729	(3,189)	6,540
Net income	9,697	(3,189)	6,508
Comprehensive income	$9,697	$(3,189)	$6,508

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying interim unaudited condensed combined financial statements (“interim statements”) of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X issued by the U.S. Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by GAAP for annual financial statements. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these interim financial statements have been included. The results reported in these interim statements are not necessarily indicative of the results that may be reported for the entire year.

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying interim unaudited condensed combined financial statements have been prepared in accordance with Regulation S-X, Article 3, General Instructions as to Financial Statements and Staff Accounting Bulletin (“SAB”) Topic 1-B, Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity on a stand-alone basis and are derived from SE’s and SEG’s historical basis in the assets and liabilities, and include all revenues, costs, assets and liabilities attributable to the retail natural gas and asset optimization and retail electricity businesses of SE and SEG for the periods presented that are specifically identifiable or have been allocated to the Company. Management has made certain assumptions and estimates in order to allocate a reasonable share of expenses to the Company, such that the Company’s combined financial statements reflect substantially all of its costs of doing business. The Company also enters into transactions with and pays certain costs on behalf of affiliates under common control in order to reduce risk, create strategic alliances and supply goods and services to these related parties. The Company direct bills certain expenses incurred on behalf of affiliates or allocates certain overhead expenses to affiliates associated with general and administrative services based on services provided, departmental usage, or headcount, which are considered reasonable by management. The allocations and related estimates and assumptions are described more fully in Note 8 “Transactions with Affiliates”. These costs are not necessarily indicative of the cost that the Company would have incurred had it operated as an independent stand-alone entity. Affiliates have also relied upon Spark Energy Ventures as a participant in the credit facility for the periods presented as described more fully in Note 4 “Long-Term Debt”. As such, the Company’s interim unaudited condensed combined financial statements do not fully reflect what the Company’s financial position, results of operations and cash flows would have been had the Company operated as an independent stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of what the Company’s results of operations, financial position and cash flows will be in the future.

Net Income per Unit

The Company has omitted earnings per share because the Company has operated under a sole member equity structure for the periods presented.

Subsequent Events

The Company evaluated subsequent events, if any, that would require adjustment to or disclosure in the Company’s condensed combined financial statements and notes to the condensed combined financial statements through the date the condensed combined financial statements are issued. See Note 10 “Subsequent Events” for further discussion.

3. Property and Equipment

Property and equipment consist of the following as of (in thousands):

	Estimated useful lives (years)	March 31, 2014	December 31, 2013
Information technology	2 – 5	$23,316	$22,529
Leasehold improvements	2 – 5	4,568	4,568
Furniture and Fixtures	2 – 5	998	998

Total		28,882	28,095
Accumulated depreciation		(24,268)	(23,278)

Property and equipment—net		$4,614	$4,817

Information technology assets include software and consultant time used in the application, development and implementation of various systems including customer billing and resource management systems. As of March 31, 2014 and December 31, 2013, information technology includes $2.1 million and $1.3 million, respectively, of costs associated with assets not yet placed into service.

Depreciation expense recorded in the combined statements of operations was $0.9 million and $1.6 million for the three months ended March 31, 2014 and 2013, respectively.

4. Long-Term Debt

In October 2007, Spark Energy Ventures and all of its subsidiaries (collectively, the “Borrowers”), entered into a credit agreement, consisting of a working capital facility, a term loan and a revolving credit facility (the “Credit Agreement”), with SE and SEG as co-borrowers under which they were jointly and severally liable for amounts Borrowers borrowed under the Credit Agreement. The Credit Agreement was secured by substantially all of the assets of Spark Energy Ventures and its subsidiaries.

The Credit Agreement was amended on May 30, 2008 to provide for a $177.5 million working capital facility, a $100.0 million term loan, and a $35.0 million revolving credit facility. On January 24, 2011, the Borrowers amended and restated the Credit Agreement (the “Fifth Amended Credit Agreement”) to decrease the working capital facility to $150.0 million, to increase the term loan to $130.0 million and to eliminate the revolving credit facility.

On December 17, 2012, the Borrowers amended and restated the Fifth Amended Credit Agreement to decrease the working capital facility to $70.0 million, to decrease the term loan to $125.0 million and to reinstate the revolving credit facility in the amount of $30.0 million (the “Sixth Amended Credit Agreement”). The Sixth Amended Credit Agreement was scheduled to mature on December 17, 2014.

On July 31, 2013 and in conjunction with the initial public offering of Marlin Midstream Partners, LP (“Marlin”), which was formerly wholly owned by Spark Energy Ventures, the Sixth Amended Credit Agreement was amended and restated to increase the working capital facility to $80.0 million and eliminated the term loan and revolving credit facility (the “Seventh Amended Credit Agreement”) and to remove Marlin as a party to the Credit Agreement. The Seventh Amended Credit Agreement matures on July 31, 2015. The Credit Agreement continues to be secured by the assets of Spark Energy Ventures and its subsidiaries.

Although SE and SEG, as wholly owned subsidiaries of Spark Energy Ventures, were jointly and severally liable for Marlin’s borrowing under the Credit Agreement prior to the Marlin initial public offering, SE and SEG did not historically have access to or use the term loan and the revolving credit facility utilized by Marlin. SE and SEG were the primary recipients of the proceeds from the working capital facility.

The Company adopted Accounting Standards Update (“ASU”) 2013-04, which prescribes the accounting for joint and several liability arrangements early and applied the accounting guidance retrospectively to its 2013 condensed combined financial statements as required by the standard. This guidance requires an entity to measure its obligation resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. Based on the Sixth Amended Credit Agreement prior to the Marlin initial public offering and understanding among the Borrowers, the term loan and the revolving credit facility were assigned specifically to Marlin. The Company has recognized the proceeds from the working capital facility in its combined balance sheets, which represented the amounts the Company with the other Borrowers agreed to pay, and the amounts the Company expected to pay.

Working Capital Facility

The working capital facility was $150.0 million in 2012 under the Fifth Amended Credit Agreement and was later amended to $70.0 million on December 17, 2012 under the Sixth Amended Credit Agreement. On July 31, 2013 and in conjunction with the Seventh Amended Credit Agreement the working capital facility was increased to $80.0 million and is scheduled to mature on July 31, 2015.

The working capital facility is available for use by Spark Energy Ventures and its affiliates to finance the working capital requirements related to the purchase and sale of natural gas, electricity, and other commodity products not related to the retail natural gas and asset optimization and retail electricity businesses of the Company. The Company’s combined financial statements include the total amounts outstanding under the working capital facility of $34.0 million and $27.5 million as of March 31, 2014 and December 31, 2013, respectively, and are classified as current in the combined balances sheets as the working capital facility is drawn on and repaid on a monthly basis to fund working capital needs. The total amounts outstanding under the facility as of March 31, 2014 and December 31, 2013 include amounts used to fund equity distributions to the sole member of the Company to fund unrelated operations of an affiliate under the common control of the sole member, which was a co-borrower under the facility.

Further, through the issuance of letters of credit, the Company is able to secure payment to suppliers. No obligation is recorded for such outstanding letters of credit unless they are drawn upon by the suppliers and in the event a supplier draws on a letter of credit, repayment is due by the earlier of demand by the bank or at the expiration of the Credit Agreement. Letters of credit issued and outstanding as of March 31, 2014 and December 31, 2013 were $13.9 million and $10.0 million, respectively.

Under the working capital facility, the Company pays a fee with respect to each letter of credit issued and outstanding. For the three months ended March 31, 2014 and 2013, the Company incurred fees on letters of credit issued and outstanding totaling $0.1 million and $0.1 million, respectively, which is recorded in interest expense in the combined statements of operations.

Under the Fifth Amended Credit Agreement, the Company may elect to have loans under the credit facility bear interest either (i) at a Eurodollar-based rate plus a margin ranging from 2.50% to 3.25% depending on the Company’s consolidated funded indebtedness ratio then in effect, or (ii) at a base rate loan plus a margin ranging from 1.50% to 2.25% depending on the Company’s consolidated funded indebtedness ratio then in effect. The Company also pays a nonutilization fee equal to 0.50% per annum.

Under the Sixth Amended Credit Agreement, the Company may elect to have loans under the credit facility bear interest either (i) at a Eurodollar-based rate plus a margin ranging from 3.00% to 3.75% depending on the Company’s consolidated funded indebtedness ratio then in effect, or (ii) at a base rate loan plus a margin ranging from 2.00% to 2.75% depending on the Company’s consolidated funded indebtedness ratio then in effect. The Company also pays a nonutilization fee equal to 0.50% per annum.

Under the Seventh Amended Credit Agreement, the Company may elect to have loans under the working capital facility bear interest (i) at a Eurodollar-based rate plus a margin ranging from 3.00% to 3.25%, depending on the Spark Energy Ventures’ aggregate amount outstanding then in effect, (ii) at a base rate loan plus a margin ranging from 2.00% to 2.25%, depending on Spark Energy Ventures’ aggregate amount outstanding then in effect or (iii) a cost of funds rate loan plus a margin ranging from 2.50% to 2.75%, depending on Spark Energy Ventures’ aggregate amount outstanding then in effect. Each working capital loan made as a result of a drawing under a letter of credit bears interest on the outstanding principal amount thereof from the date funded at a floating rate per annum equal to the cost of funds rate plus the applicable margin until such loan has been outstanding for more than two business days and, thereafter, bears interest on the outstanding principal amount thereof at a floating rate per annum equal to the base rate plus the applicable margin, plus two percent 2.0% per annum. The Company incurred interest expense of $0.05 million and $0.1 million for the three months ended March 31, 2014 and 2013, respectively, which is recorded in interest expense in the combined statements of operations.

The Company also pays a commitment fee equal to 0.50% per annum. The Company incurred commitment fees totaling less than $0.1 million for the three months ended March 31, 2014 and 2013, respectively, which is recorded in interest expense in the condensed combined statements of operations.

Deferred Financing Costs

Deferred financing costs were $0.1 million and $0.5 million as of March 31, 2014 and December 31, 2013, respectively. Of these amounts, less than $0.1 million and $0.4 million are recorded in other current assets in the combined balance sheets as of March 31, 2014 and December 31, 2013, respectively, and $0.1 million and $0.1 million are recorded in other assets in the combined balance sheets as of March 31, 2014 and December 31, 2013, respectively, based on the term of the working capital facility.

Amortization of deferred financing costs was $0.1 million and $0.1 million for the three months ended March 31, 2014 and 2013, respectively, which is recorded in interest expense in the condensed combined statements of operations.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. This includes not only the credit standing of counterparties involved and the impact of credit enhancements but also the impact of the Company’s own nonperformance risk on its liabilities.

The Company applies fair value measurements to its commodity derivative instruments based on the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

—	Level 1—Quoted prices in active markets for identical assets and liabilities. Instruments categorized in Level 1 primarily consist of financial instruments such as exchange-traded derivative instruments.

—	Level 2—Inputs other than quoted prices recorded in Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data by correlation or other means. Instruments categorized in Level 2 primarily include non-exchange traded derivatives such as over-the-counter commodity forwards and swaps and options.

—	Level 3—Unobservable inputs for the asset or liability, including situations where there is little, if any, observable market activity for the asset or liability.

As the fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3), the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy.

Non-Derivative Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts receivable-affiliates, accounts payable, and accrued liabilities recorded in the combined balance sheets approximate fair value due to the short-term nature of these items. The carrying amount of long-term debt recorded in the condensed combined balance sheets approximates fair value because of the variable rate nature of the Company’s long-term debt.

Derivative Instruments

The following table presents assets and liabilities measured and recorded at fair value in the Company’s condensed combined balance sheets on a recurring basis by and their level within the fair value hierarchy as of (in thousands):

	Level 1	Level 2	Level 3	Total
March 31, 2014
Non-trading commodity derivative assets (including non-trading derivative assets—affiliates of $157)	$1,042	$2,794	$—	$3,836
Trading commodity derivative assets	(75)	316	—	241

Total commodity derivative assets	$967	$3,110	$—	$4,077

Non-trading commodity derivative liabilities	$(46)	$(1,989)	$—	$(2,035)
Trading commodity derivative liabilities	—	(554)	—	(554)

Total commodity derivative liabilities	$(46)	$(2,543)	$—	$(2,589)

	Level 1	Level 2	Level 3	Total
December 31, 2013
Non-trading commodity derivative assets	$—	$4,672	$—	$4,672
Trading commodity derivative assets	—	3,405	—	3,405

Total commodity derivative assets	$—	$8,077	$—	$8,077

Non-trading commodity derivative liabilities	$(563)	$(854)	$—	$(1,417)
Trading commodity derivative liabilities	147	(581)	—	(434)

Total commodity derivative liabilities	$(416)	$(1,435)	$—	$(1,851)

The Company had no financial instruments measured using level 3 at March 31, 2014 and December 31, 2013. The Company had no transfers of assets or liabilities between any of the above levels during the three months ended March 31, 2014 and the year ended December 31, 2013.

The Company’s derivative contracts include exchange-traded contracts fair valued utilizing readily available quoted market prices and non-exchange-traded contracts fair valued using market price quotations available through brokers or over-the-counter and on-line exchanges. In addition, in determining the fair value of the Company’s derivative contracts, the Company applies a credit risk valuation adjustment to reflect credit risk which is calculated based on the Company’s or the counterparty’s historical credit risks. As of March 31, 2014 and December 31, 2013, the credit risk valuation adjustment was not material.

6. Accounting for Derivative Instruments

The Company is exposed to the impact of market fluctuations in the price of electricity and natural gas and basis costs, storage and ancillary capacity charges from independent system operators. The Company uses derivative instruments to manage exposure to these risks, and historically designated certain derivative instruments as cash flow hedges for accounting purposes. For derivatives designated in a qualifying cash flow hedging relationship, the effective portion of the change in fair value is recognized in accumulated OCI and reclassified to earnings in the period in which the hedged item affects earnings. Any ineffective portion of the derivative’s change in fair value is recognized currently in earnings.

The Company also holds certain derivative instruments that are not held for trading purposes but are also not designated as hedges for accounting purposes. These derivative instruments represent economic hedges that mitigate the Company’s exposure to fluctuations in commodity prices. For these derivative instruments, changes in the fair value are recognized currently in earnings in retail revenues or retail cost of revenues.

As part of the Company’s strategy to optimize its assets and manage related risks, it also manages a portfolio of commodity derivative instruments held for trading purposes. The Company’s commodity trading activities are subject to limits within the Company’s Risk Management Policy. For these derivative instruments, changes in the fair value are recognized currently in earnings in net asset optimization revenues.

Derivative assets and liabilities are presented net in the Company’s condensed combined balance sheets when the derivative instruments are executed with the same counterparty under a master netting arrangement. The Company’s derivative contracts include transactions that are executed both on an exchange and centrally cleared as well as over-the-counter, bilateral contracts that are transacted directly with a third party. To the extent the Company has paid or received collateral related to the derivative assets or liabilities, such amounts would be presented net against the related derivative asset or liability’s fair value. As of March 31, 2014 and December 31, 2013, the Company had

not paid or received any collateral amounts. The specific types of derivative instruments the Company may execute to manage the commodity price risk include the following:

—	Forward contracts, which commit the Company to purchase or sell energy commodities in the future;

—	Futures contracts, which are exchange-traded standardized commitments to purchase or sell a commodity or financial instrument;

—	Swap agreements, which require payments to or from counterparties based upon the differential between two prices for a predetermined notional quantity; and

—	Option contracts, which convey to the option holder the right but not the obligation to purchase or sell a commodity.

The Company has entered into other energy-related contracts that do not meet the definition of a derivative instrument or qualify for the normal purchase or normal sale exception and are therefore not accounted for at fair value including the following:

—	Forward electricity and natural gas purchase contracts for retail customer load, and

—	Natural gas transportation contracts and storage agreements.

Volumetric Underlying Derivative Transactions

The following table summarizes the net notional volume buy/(sell) of the Company’s open derivative financial instruments accounted for at fair value, broken out, by commodity as of:

Non-trading

Commodity	Notional	March 31, 2014	December 31, 2013
Natural Gas	MMBtu	4,373	3,513
Natural Gas Basis	MMBtu	—	373
Electricity	MWh	637	465

Trading

Commodity	Notional	March 31, 2014	December 31, 2013
Natural Gas	MMBtu	940	2,259
Natural Gas Basis	MMBtu	770	1,443

Gains (Losses) on Derivative Instruments

Gains (losses) on derivative instruments, net and current period settlements on derivative instruments were as follows for the periods indicated (in thousands):

	Three Months Ended March 31,
	2014	2013
Gain on non-trading derivatives—cash flow hedges, net (including ineffectiveness (loss) of $(848) for the three months ended March 31, 2013)	$—	$(172)
Gain (loss) on non-trading derivatives, net (including gains (loss) on non-trading derivatives—affiliates, net of $157 for the three months ended March 31, 2014)	11,448	832
Gain (loss) on trading derivatives, net (including gain (loss) on trading derivatives—affiliates, net of $217 and $216 for the three months ended March 31, 2014 and 2013, respectively)	(5,988)	1,582

Gain on derivatives, net	$5,460	$2,242

Current period settlements on non-trading derivatives—cash flow hedges	$—	$(1,378)
Current period settlements on non-trading derivatives	(12,901)	(562)
Current period settlements on trading derivatives (including current period settlements on trading derivatives—affiliates, net of $217 and $37 for the three months ended March 31, 2014 and 2013, respectively)	2,704	469

Total current period settlements on derivatives	$(10,197)	$(1,471)

Gains (losses) on trading derivative instruments are recorded in net asset optimization revenues and gains (losses) on non-trading derivative instruments are recorded in retail revenues or retail cost of revenues on the condensed combined statements of operations.

Fair Value of Derivative Instruments

The following tables summarize the fair value and offsetting amounts of the Company’s derivative instruments by counterparty and collateral received or paid as of (in thousands):

	March 31, 2014
Description	Gross Assets	Gross Amounts Offset	Net Assets	Cash Collateral Offset	Net Amount Presented
Non-trading commodity derivatives (including non-trading derivatives—affiliates, net of $157)	$5,541	$(1,707)	$3,834	$—	$3,834
Trading commodity derivatives	1,230	(989)	241	—	241

Total Current Derivative Assets	$6,771	$(2,696)	$4,075	$—	$4,075

Non-trading commodity derivatives	$44	$(42)	$2	$—	$2

Total Non-current Derivative Assets	$44	$(42)	$2	$—	$2

Total Derivative Assets	$6,815	$(2,738)	$4,077	$—	$4,077

	March 31, 2014
Description	Gross Liabilities	Gross Amounts Offset	Net Liabilities	Cash Collateral Offset	Net Amount Presented
Non-trading commodity derivatives	$(3,658)	$1,707	$(1,951)	$—	$(1,951)
Trading commodity derivatives	(1,543)	989	(554)	—	(554)

Total Current Derivative Liabilities	$(5,201)	$2,696	$(2,505)	$—	$(2,505)

Non-trading commodity derivatives	$(126)	$42	$(84)	$—	$(84)

Total Non-current Derivative Liabilities	$(126)	$42	$(84)	$—	$(84)

Total Derivative Liabilities	$(5,327)	$2,738	$(2,589)	$—	$(2,589)

	December 31, 2013
Description	Gross Assets	Gross Amounts Offset	Net Assets	Cash Collateral Offset	Net Amount Presented
Non-trading commodity derivatives	$11,564	$(6,898)	$4,666	$—	$4,666
Trading commodity derivatives	3,949	(544)	3,405	—	3,405

Total Current Derivative Assets	$15,513	$(7,442)	$8,071	$—	$8,071

Non-trading commodity derivatives	$100	$(94)	$6	$—	$6
Trading commodity derivatives	14	(14)	—	—	—

Total Non-current Derivative Assets	$114	$(108)	$6	$—	$6

Total Derivative Assets	$15,627	$(7,550)	$8,077	$—	$8,077

	December 31, 2013
Description	Gross Liabilities	Gross Amounts Offset	Net Liabilities	Cash Collateral Offset	Net Amount Presented
Non-trading commodity derivatives	$(8,289)	$6,898	$(1,391)	$—	$(1,391)
Trading commodity derivatives	(986)	544	(442)	—	(442)

Total Current Derivative Liabilities	$(9,275)	$7,442	$(1,833)	$—	$(1,833)

Non-trading commodity derivatives	$(120)	$94	$(26)	$—	$(26)
Trading commodity derivatives	(6)	14	8	—	8

Total Non-current Derivative Liabilities	$(126)	$108	$(18)	$—	$(18)

Total Derivative Liabilities	$(9,401)	$7,550	$(1,851)	$—	$(1,851)

Accumulated Other Comprehensive Income

The following table summarizes the effects on the Company’s accumulated OCI balance attributable to cash flow hedge derivative instruments for the periods indicated (in thousands):

	Three Months Ended March 31,
	2014	2013
Accumulated OCI balance, beginning of period	$—	$(2,536)
Deferred gain (loss) on cash flow hedge derivative instruments	—	3,211
Reclassification of accumulated OCI net to income	—	(282)

Accumulated OCI balance, end of period	$—	$393

The amounts reclassified from accumulated OCI into income and any amounts recognized in income from the ineffective portion of cash flow hedges are recorded in retail cost of revenues. In June 2013, the Company elected to discontinue cash flow hedge accounting.

7. Commitments and Contingencies

From time to time, the Company may be involved in legal, tax, regulatory and other proceedings in the ordinary course of business. Management does not believe that we are a party to any litigation that will have a material impact on the Company’s combined financial condition or results of operations.

8. Transactions with Affiliates

The Company enters into transactions with and pays certain costs on behalf of affiliates that are commonly controlled in order to reduce administrative expense, create economies of scale and supply goods and services to these related parties. The Company also sells and purchases natural gas and electricity with affiliates. The Company presents receivables and payables with affiliates on a net basis on the combined balance sheets as all affiliate activity is with parties under common control.

Accounts Receivable-Affiliates

The Company recorded current accounts receivable—affiliates of $7.3 million and $6.8 million as of March 31, 2014 and December 31, 2013, respectively, for certain direct billings and cost allocations for services the Company provided to affiliates and sales or purchases of natural gas and electricity to affiliates.

Revenues and Cost of Revenues-Affiliates

Prior to Marlin’s IPO on July 31, 2013, the Company provided natural gas to Marlin, who is a processing service provider, whereby Marlin gathered natural gas from the Company and other third parties, extracted NGLs, and redelivered the processed natural gas to the Company and other third parties. Marlin replaced energy used in processing due to the extraction of liquids, compression and transportation of natural gas, and fuel by making a payment to the Company at market prices. Revenues-affiliates, recorded in net asset optimization revenues in the combined statements of operations, related to Marlin’s payments to the Company for replaced energy for the three months ended March 31, 2013 was $1.5 million.

Beginning on August 1, 2013, the Marlin processing agreement was terminated and the Company and another affiliate entered into an agreement whereby the Company purchased natural gas from the affiliate at the tailgate of the Marlin plant. Cost of revenues-affiliates, recorded in net asset optimization revenues in the combined statements of operations for the three months ended March 31, 2014 related to this agreement were $8.1 million. The Company also purchased natural gas at a nearby third party plant inlet which was then sold to the affiliate. Revenues-affiliates, recorded in net asset optimization revenues in the combined statements of operations for the three months ended March 31, 2014 were related to these sales were $2.5 million.

Additionally, the Company entered into a natural gas transportation agreement with Marlin, at Marlin’s pipeline, whereby the Company transports retail natural gas and pays the higher of (i) a minimum monthly payment or (ii) a transportation fee per MMBtu times actual volumes transported. The current transportation agreement was set to expire on February 28, 2013, but was extended for three additional years at a fixed rate per MMBtu without a minimum monthly payment. Included in the Company’s results are cost of revenues-affiliates, recorded in retail cost of revenues in the condensed combined statements of operations related to this activity is less than $0.1 million and $0.1 million for the three months ended March 31, 2014 and 2013, respectively.

The Company also purchases electricity for an affiliate and sells the electricity to the affiliate at the same market price that the company paid to purchase the electricity. Sales of electricity to the affiliate were $1.5 million and $0.2 million for the three months ended March 31, 2014 and 2013, respectively, which is recorded in retail revenues-affiliate in the condensed combined statements of operations.

Also included in the Company’s results are cost of revenues-affiliates related to derivative instruments, recorded in net asset optimization revenues in the combined statements of operations, is a gain of $0.2 million and a loss of less than $0.1 million as of March 31, 2014 and 2013, respectively.

Cost allocations

The Company paid certain expenses on behalf of affiliates, which are reimbursed by the affiliates to the Company, including costs that can be specifically identified and certain allocated overhead costs associated with general and administrative services, including executive management, facilities, banking arrangements, professional fees, insurance, information services, human resources and other support departments to the affiliates. Where costs incurred on behalf of the affiliate could not be determined by specific identification for direct billing, the costs were primarily allocated to the affiliated entities based on percentage of departmental usage, wages or headcount. The total amount direct billed and allocated to affiliates for the three months ended March 31, 2014 and 2013 was $1.9 million and $1.7 million, respectively, and is recorded as a reduction in general and administrative expenses in the condensed combined statements of operations.

The Company pays residual commissions to an affiliate for all customers enrolled by the affiliate who pay their monthly retail gas or retail electricity bill. Commission paid to the affiliate was less than $0.1 million for the three months ended March 31, 2014 and 2013, respectively, which is recorded in general and administrative expense in the condensed combined statements of operations.

Member Distributions and Contributions

During the three months ended March 31, 2014 and 2013, the Company made net capital distributions to W. Keith Maxwell III of $14.4 million and $14.2 million, respectively. In contemplation of the Company’s Offering, in April 2014, the Company entered into an agreement with an affiliate to permanently forgive all net outstanding accounts receivable balances from the affiliate. As such, the accounts receivable balances from the affiliate have been eliminated and presented as a distribution to W. Keith Maxwell III for 2014 and 2013.

9. Segment Reporting

The Company’s determination of reportable business segments considers the strategic operating units under which the Company makes financial decisions, allocates resources and assesses performance of its retail and asset optimization businesses.

The Company’s reportable business segments are retail natural gas and retail electricity. The retail natural gas segment consists of natural gas sales to, and natural gas transportation and distribution for, residential and commercial customers. Asset optimization activities, considered an integral part of securing the lowest price natural gas to serve retail gas load, are part of the retail natural gas segment. The Company recorded asset optimization revenues of $132.9 million and $91.3 million and asset optimization cost of revenues of $131.3 million and $92.4 million for the three months ended March 31, 2014 and 2013, respectively, which are presented on a net basis in asset optimization revenues. The retail electricity segment consists of electricity sales and transmission to residential and commercial customers. Corporate and other consists of expenses and assets of the retail natural gas and retail electricity segments that are managed at a consolidated level such as general and administrative expenses.

To assess the performance of the Company’s operating segments, the chief operating decision maker analyzes retail gross margin. The Company defines retail gross margin as operating income plus (i) depreciation and amortization expenses and (ii) general and administrative expenses, less (i) net asset optimization revenues, (ii) net gains (losses) on derivative instruments, and (iii) net current period cash settlements on derivative instruments. The Company deducts net gains (losses) on derivative instruments, excluding current period cash settlements, from the retail gross margin calculation in order to remove the non-cash impact of net gains and losses on derivative instruments.

Retail gross margin is a primary performance measure used by our management to determine the performance of our retail natural gas and electricity business by removing the impacts of our asset optimization activities and net non-cash income (loss) impact of our economic hedging activities. As an indicator of our retail energy business’ operating performance, retail gross margin should not be considered an alternative to, or more meaningful than, operating income, as determined in accordance with GAAP. Below is a reconciliation of retail gross margin to income before income tax expense.

	Three Months Ended March 31,
	2014	2013
Reconciliation of Retail Gross Margin to Income before taxes
Income before income tax expense	$6,540	$14,625
Interest and other income	(70)	(11)
Interest expense	313	384

Operating Income	6,783	14,998
Depreciation and amortization	2,959	5,030
General and administrative	8,113	9,275
Less:
Net asset optimization revenue	1,624	(1,157)
Net, Gains (losses) on derivative instruments	11,448	660
Net, Cash settlements on derivative instruments	(12,901)	(1,940)

Retail Gross Margin	$17,864	$31,740

The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. The Company uses gross margin and net asset optimization revenues as the measure of profit or loss for its business segments. This measure represents the lowest level of information that is provided to the chief operating decision maker for our reportable segments.

Financial data for business segments are as follows (in thousands):

Three Months Ended March 31, 2014	Retail Electricity	Retail Natural Gas	Corporate and Other	Eliminations		Spark Retail
Total Revenues	$43,448	$62,528	$—		$—	$105,976
Retail cost of revenues	37,499	50,622	—		—	88,121
Less:
Net asset optimization revenues	—	1,624	—		—	1,624
Gains (losses) on retail derivative instruments	9,889	1,559	—		—	11,448
Current period settlements on non-trading derivatives	(11,034)	(1,867)	—		—	(12,901)

Retail gross margin	$7,094	$10,590	$—		$—	$17,684

Total Assets	$46,364	$111,472	$1,080	$	(31,083)	$127,833

Three Months Ended March 31, 2013	Retail Electricity	Retail Natural Gas	Corporate and Other	Eliminations	Spark Retail
Total revenues	$47,439	$51,857	$—	$—	$99,296
Retail cost of revenues	34,457	35,536	—	—	69,993
Less:
Net asset optimization revenues	—	(1,157)	—	—	(1,157)
Gains (losses) on retail derivative instruments	1,953	(1,293)	—	—	660
Current period settlements on non-trading derivatives	(1,424)	(516)	—		(1,940)

Retail gross margin	$12,453	$19,287	$—	$—	$31,740

Total Assets	$42,391	$95,110	$883	$(29,803)	$108,581

Significant Customers

For the three months ended March 31, 2014, we had one significant customer that individually accounted for more than 10% of the Company’s combined net asset optimization revenues.

Significant Suppliers

For the three months ended March 31, 2014, we had one significant supplier that individually accounted for more than 10% of the Company’s combined net asset optimization revenues.

For the three months ended March 31, 2014 the Company had one significant supplier that individually accounted for more than 10% of the Company’s combined retail electricity retail cost of revenues.

10. Subsequent Events

Subsequent to March 31, 2014, the Company made net capital distributions to W. Keith Maxwell III of $10.6 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Spark Energy, Inc.

We have audited the accompanying balance sheet of Spark Energy, Inc. (“SEI”) as of April 22, 2014. This financial statement is the responsibility of SEI’s management. Our responsibility is to express an opinion this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Spark Energy, Inc. as of April 22, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

April 25, 2014

SPARK ENERGY, INC.

BALANCE SHEET AS OF APRIL 22, 2014

Assets:
Accounts receivable-affiliate	$10

Total Assets	$10

Liabilities and Stockholder’s Equity:
Liabilities	$—

Stockholder’s Equity:
Common stock, $0.01 par value per share; authorized 1,000 shares; 1,000 shares issued and outstanding	10

Total Liabilities and Stockholder’s Equity	$10

The accompanying notes are an integral part of this financial statements.

SPARK ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENT

1. Nature of Operations

Spark Energy, Inc. (“SEI”) is a Delaware corporation formed on April 22, 2014. SEI was formed by Spark Energy Ventures, LLC (“Spark Energy Ventures”). Spark Energy Ventures is wholly owned by NuDevco Partners Holdings, LLC (“NuDevco Holdings”), which is wholly owned by NuDevco Partners, LLC, which is wholly owned by W. Keith Maxwell III.

On April 22, 2014, Spark Energy Ventures committed to contribute $10 to SEI in exchange for all of SEI’s issued common stock.

2. Subsequent Events

Management has evaluated subsequent events through the date of issuance of the balance sheet. Any material subsequent events that have occurred during this time have been properly recognized or disclosed in the balance sheet or notes to the financial statement.

APPENDIX A

CFTC. The Commodity Futures Trading Commission.

ERCOT. The Electric Reliability Council of Texas, the independent system operator and the regional coordinator of various electricity systems within Texas.

FERC. The Federal Energy Regulatory Commission, a regulatory body which regulates, among other things, the distribution and marketing of electricity and the transportation by interstate pipelines of natural gas in the United States.

ISO. An independent system operator. An ISO is similar to an RTO in that it manages and controls transmission infrastructure in a particular region.

MMBtu: One million British Thermal Units, a standard unit of heating equivalent measure for natural gas. A unit of heat equal to 1,000,000 Btus, or 1 MMBtu, is the thermal equivalent of approximately 1,000 cubic feet of natural gas.

MWh. One megawatt hour, a unit of electricity equal to 1,000 kilowatt hours (kWh), or the amount of energy equal to one megawatt of constant power expended for one hour of time.

Non-POR Market. A non-purchase of accounts receivable market.

POR Market. A purchase of accounts receivable market.

RCE. A residential customer equivalent. A RCE refers to a natural gas customer with a standard consumption of 100 MMBtus per year or an electricity customer with a standard consumption of 10 MWhs per year.

REP. A retail electricity provider.

RTO. A regional transmission organization. A RTO is a third party entity that manages transmission infrastructure in a particular region.

A-1

3,000,000 Shares Class A Common Stock

SPARK ENERGY, INC.

PROSPECTUS

Baird	Stifel

Janney Montgomery Scott	Wunderlich Securities

BB&T Capital Markets	J.J.B. Hilliard, W.L. Lyons, LLC

Drexel Hamilton	Halliday Financial	U.S. Capital Advisors

SOCIETE GENERALE	Natixis	RB International Markets

You should rely only on the information contained in this prospectus or in any free writing prospectus Spark Energy, Inc. may authorize to be delivered to you. Until August 22, 2014 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our shares, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

July 28, 2014